Form 40-F
period 2021-12-31
Glass House Brands Inc.
filed 2022-03-22
CIK 1848731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021	Commission File Number 000-56261

Glass House Brands Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

British Columbia, Canada	2833	87-4028335
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

3645 Long Beach Blvd.

Long Beach, California 90807

212-299-7670

(Address and telephone number of Registrant’s principal executive offices)

Kyle Kazan

3645 Long Beach Blvd.

Long Beach, California 90807

212-299-7670

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act: Subordinate, Restricted and Limited Voting Shares, without par value.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

For annual reports, indicate by check mark the information filed with this form:

☐ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2021, there were 38,563,405 Subordinate, Restricted and Limited Voting Shares and 4,754,979 Multiple Voting Shares outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit such files).

☐ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

PRINCIPAL DOCUMENTS

The following documents have been filed as part of the Annual Report on Form 40-F (this “Annual Report”):

A.    Audited Consolidated Financial Statements of Glass House Brands Inc. (the “Company”) as at and for the years ended December 31, 2021 and 2020, including the notes thereto, together with the report of the independent registered public accounting firm thereon (the “Audited Annual Financial Statements”); and

B.    Management’s Discussion and Analysis of the Company for the year ended December 31, 2021 (the “2021 MD&A”).

The Company expects to file its Annual Information Form (the “2021 AIF”) for the year ended December 31, 2021 on Form 40-F/A no later than March 31, 2022.

DISCLOSURE CONTROLS AND PROCEDURES

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this Annual Report (the “Evaluation Date”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures, as a result of the material weaknesses in the Company's internal control over financial reporting, were not effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission and (ii) accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the U.S. Securities and Exchange Commission (the “Commission”) for newly public companies.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

In accordance with the United States Jumpstart Our Business Startup Act (the “JOBS Act”) enacted on April 5, 2012, the Company qualifies as an “emerging growth company” (an “EGC”), which entitles the Company to take advantage of certain exemptions from various reporting requirements. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in this Annual Report for so long as the Company remains an EGC, which may be for as long as five years following its initial registration in the United States.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that the Company has at least one “audit committee financial expert” (as defined in paragraph (8)(b) of General Instruction B to Form 40-F) and that Hector De La Torre is the Company’s “audit committee financial expert” serving on the Audit Committee of the board of directors of the Company. Hector De La Torre is “independent” (as determined under Exchange Act Rule 10A-3) and Nasdaq listing standards.

CODE OF BUSINESS CONDUCT AND ETHICS

The Company has adopted a code of business conduct and ethics that applies to all members of its board of directors, as well as its senior officers and other employees. A copy of the code of business conduct and ethics is posted on the Company’s Internet website at www.glasshousebrands.com. If there are any amendments to the code of business conduct and ethics, the Company intends to provide a brief description of the amendment and a copy of the amendment via its website. No amendments to the code of business conduct and ethics were made and no waivers of the code of business conduct and ethics have been granted to any principal officer of the Company or any person performing similar functions during the year ended December 31, 2021. Information contained or otherwise accessed through the Company’s website or any other website, other than those documents filed as exhibits hereto or otherwise specifically referred to herein, does not form part of this Annual Report, and any reference to the Company’s website herein is as an inactive textual reference only.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Company by Macias Gini & O’Connell LLP for professional services rendered in each of the years ended December 31, 2021 and 2020. During these years, Macias Gini & O’Connell LLP was the Company’s only external auditor.

(in US$)	Year ended December 31, 2021	Year ended December 31, 2020
Audit Fees (note 1)	$1,346,799	$93,277
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
	$1,346,799	$93,277

Notes:

1.	The aggregate fees billed for audit services.

The Company’s Audit Committee pre-approves all audit services and permitted non-audit services provided to the Company by Macias Gini & O’Connell LLP.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” set forth on page 12 of the 2021 MD&A filed as Exhibit 99.2 to this Annual Report, incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

Not applicable.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

A written consent to service of process on Form F-X has been previously filed with the Commission. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
99.1	Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020.
99.2	Management’s Discussion and Analysis of the Company for the year ended December 31, 2021.
99.3*	Annual Information Form for the year ended December 31, 2021.
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Exchange Act.
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act.
99.6**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-149b) under the Exchange Act and 18 U.S.C. Section 1350.
99.7	Consent of Macias Gini & O’Connell LLP.

* To be filed by amendment.

** This exhibit is furnished with this Annual Report, is not deemed filed with the Commission, and is not incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

GLASS HOUSE BRANDS INC.

Date: March 22, 2022	By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chief Executive Officer