Form 40-F/A
period 2021-12-31
Glass House Brands Inc.
filed 2022-04-01
CIK 1848731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

Kyle Kazan

3645 Long Beach Blvd.

Long Beach, California 90807

212-299-7670

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act: Subordinate, Restricted and Limited Voting Shares, without par value.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

For annual reports, indicate by check mark the information filed with this form:

☒ Annual information form	☒ Audited annual financial statements

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

☒ Yes ☐ No

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

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Annual Report on Form 40-F/A.

Exhibit	Description
99.1	Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020.
99.2*	Management’s Discussion and Analysis of the Company for the year ended December 31, 2021.
99.3	Annual Information Form for the year ended December 31, 2021.
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Exchange Act.
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act.
99.6**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and 18 U.S.C. Section 1350.
99.7*	Consent of Macias Gini & O’Connell LLP.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Previously filed.
**

This exhibit is furnished with this Annual Report on Form 40-F/A, is not deemed filed with the Commission, and is not incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereto duly authorized.

GLASS HOUSE BRANDS INC.

Date: March 31, 2022	By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chief Executive Officer

3