Form 20-F
period 2021-06-29
Glass House Brands Inc.
filed 2022-12-30
CIK 1848731

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: June 29, 2021

For the transition period from _________ to __________

Commission file number 000-56261

GLASS HOUSE BRANDS INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

3645 Long Beach Blvd. Long Beach, California 90807
(Address of principal executive offices)

Kyle Kazan

c/o Glass House Brands Inc.

3645 Long Beach Blvd. Long Beach, California 90807

Telephone: 212-299-7670

Facsimile: 562-753-6830
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act: Subordinate, Restricted and Limited Voting Shares, without par value.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 22,860,947 shares of Equity Shares, 4,754,979 shares of Multiple Voting Shares, and 27,290,154 shares of Exchangeable Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES☐ NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES☐ NO ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☐ NO ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filed,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 in the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☒ Item 17 ☐ Item 18

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act:

☐ YES ☐ NO

Explanatory Note

This Shell Company Report on Form 20-F (this “Shell Company Report”) of Glass House Brands Inc. (the “Company,” “we,” “us” or “our”) speaks as of June 29, 2021 (i.e., the consummation of the Business Combination (as such term defined in this Shell Company Report)), and does not update any other information or disclosure relating to any events that have occurred after June 29, 2021, except for the “Risk factors” beginning on page 5 and “Element 7 Acquisition and Litigation” beginning on page 40. The Company disclaims any duty to update any information set forth in this Shell Company Report.

PART I

In this Shell Company Report, unless the context otherwise requires, the Company refers to Glass House Brands Inc. together with its subsidiaries, which entity was previously a publicly-listed special purpose acquisition corporation named Mercer Park Brand Acquisition Corp. (“Mercer Park” or “BRND”).

Brief Introduction

We were previously a publicly-listed special purpose acquisition corporation named Mercer Park, incorporated under the Business Corporations Act (British Columbia) (“BCBCA”) on April 16, 2019, for the purpose of effecting an acquisition of one or more businesses or assets. Mercer Park completed an initial public offering and became listed on the Neo Exchange Inc. (the “Neo Exchange”) on May 13, 2019, and, on June 29, 2021 completed its qualifying transaction under the rules of the Neo Exchange (the “Transaction” or “Business Combination”) pursuant to the terms of an Agreement and Plan of Merger dated as of April 8, 2021, as amended June 18, 2021 and June 28, 2021 (collectively, the “Business Combination Agreement”), pursuant to which Mercer Park acquired indirectly 100% of the common equity interests of GH Group, Inc. (“GH Group”), a California based vertically integrated cannabis company, and changed its name to Glass House Brands Inc.

As a result of the Business Combination, GH Group’s shareholders became our controlling shareholders, and we continued to carry on the business of GH Group. The Business Combination was effected by a reverse merger of an indirect subsidiary of Mercer Park with GH Group, with GH Group as the surviving entity, and GH Group became our a majority-owned indirect subsidiary.

In connection with the Business Combination, our articles (the “Articles”) were amended to, among other things: (i) create and set the terms of the restricted voting shares (“Restricted Voting Shares”) and limited voting shares of the Company (“Limited Voting Shares”), (ii) amend the terms of Mercer Park’s Class A restricted voting shares to provide for the conversion of such shares into Restricted Voting Shares, Limited Voting Shares, or subordinate voting shares of the Company (“Subordinate Voting Shares,” and collectively with the Restricted Voting Shares and Limited Voting Shares, the “Equity Shares”), as applicable (rather than solely into Subordinate Voting Shares) on completion of the Business Combination, (iii) provide for the conversion of Mercer Park’s Class B shares directly or indirectly on a one-for-one basis into Equity Shares on completion of the Business Combination, (iv) amend the terms of the multiple voting shares of the Company (“Multiple Voting Shares”) to convert the terms of such class of shares into non-transferable, redeemable and retractable preferred shares carrying 50 votes per share with no dividend or conversion rights and a $0.001 redemption and liquidation value, and (v) amend the terms of the Subordinate Voting Shares issuable on conversion of Mercer Park’s Class A restricted voting shares, including by amending the requirements in respect of who may hold Subordinate Voting Shares.

Our head office is 3645 Long Beach Boulevard, Long Beach, California 90807. Our registered office is Suite 2200, HSBC Building, 885 West Georgia Street, Vancouver, BC V6C 3E8 Canada.

We were previously a shell company prior to the Business Combination. Since, as a result of the Business Combination, we ceased to be a shell company, the Company is required pursuant to Rule 13a-19 under the Securities Exchange Act of 1934 (the “Exchange Act”) to disclose the information in this Shell Company Report that would be required to be disclosed if it were registering securities under the Exchange Act within four business days following the consummation of the Business Combination.

Item 1. Identity of Directors, Senior Management and Advisers.

A. Directors and senior management.

Our directors and senior management include the individuals indicated below:

Name	Function	Business Address
Kyle Kazan	Chairman and Chief Executive Officer	3645 Long Beach Blvd., Long Beach, California 90807
Graham Farrar	President and Director	3645 Long Beach Blvd., Long Beach, California 90807
Robert (“Jamie”) Mendola	Director	3645 Long Beach Blvd., Long Beach, California 90807
Lameck Humble Lukanga	Director	3645 Long Beach Blvd., Long Beach, California 90807
Jocelyn Rosenwald	Director	3645 Long Beach Blvd., Long Beach, California 90807
George Raveling	Director	3645 Long Beach Blvd., Long Beach, California 90807
Hector De La Torre	Director	3645 Long Beach Blvd., Long Beach, California 90807
Robert (“Bob”) Hoban	Director	3645 Long Beach Blvd., Long Beach, California 90807
Derek Higgins	Chief Financial Officer	3645 Long Beach Blvd., Long Beach, California 90807
Jamin Horn	General Counsel and Corporate Secretary	3645 Long Beach Blvd., Long Beach, California 90807
Joe Andreae	Vice President, Business Development	3645 Long Beach Blvd., Long Beach, California 90807
Daryl Kato	Chief Operating Officer	3645 Long Beach Blvd., Long Beach, California 90807

B. Advisers.

Not applicable.

C. Auditors.

The auditor of BRND was MNP LLP, having an address at 111 Richmond Street West, Suite 300, Toronto, Ontario, Canada M5H 2G4. Such firm was independent during their auditor tenure within the meaning of PCAOB Rule 3520, Auditor Independence.

Our auditor is Macias Gini & O’Connell LLP, having an address at 700 South Flower Street, Suite 800, Los Angeles, CA 90017. Such firm is independent within the meaning of the CPA Code of Professional Conduct and within the meaning of PCAOB Rule 3520, Auditor Independence.

Item 2. Offer Statistics and Expected Timetable.

A. Offer statistics.

Not applicable.

B. Method and expected timetable.

Not applicable.

Item 3. Key Information.

A. [Reserved]

B. Capitalization and indebtedness.

The following table sets forth our consolidated capitalization as of December 31, 2020 adjusted to give effect to (i) the Transaction (ii) the proposed acquisition of SoCal Greenhouse, (iii) the Private Placement, and (iv) the GH Group Financing (as defined below), assuming zero and a 25% level of redemptions of BRND Class A Restricted Voting Shares. Since December 31, 2020, other than in the normal course of business, there has been no material change in our equity and debt capital.

This table should be read in conjunction with the BRND Audited Annual Financial Statements, the GH Group Audited Annual Financial Statements, the Farmacy Berkeley Audited Annual Financial Statements, and the Pro Forma Financial Statements attached to this Shell Company Report.

	As of December 31, 2020, as adjusted after giving effect to (i) the Transaction and the acquisition of Farmacy Berkeley, (ii) the proposed acquisition of SoCal Greenhouse, (iii) the Private Placement, and (iv) the GH Group Financing and assuming no redemptions of BRND Class A Restricted Voting Shares	As of December 31, 2020, as adjusted after giving effect to the Transaction and the acquisition of Farmacy Berkeley, (ii) the proposed acquisition of SoCal Greenhouse, (iii) the Private Placement, and (iv) the GH Group Financing and assuming 25% redemptions of BRND Class A Restricted Voting Shares
Cash and cash equivalents	365,936,258	162,167,730
Debt(2)	989,554	989,554
Shareholders’ equity(1)	710,415,065	509,165,065
Total Capitalization	711,404,619	510,154,619
Debt, net of cash	(364,946,704)	(161,178,176)

Notes:

(1)	Excludes the Equity Shares issuable upon the exercise of the BRND Warrants, which are exercisable commencing 65 days after the completion of the Transaction.
(2)	Unsecured.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

There are a number of risk factors that could cause future results to differ materially from those described herein. The following are certain factors relating to the Company and its business that may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects, or the trading price of the Equity Shares. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company may also impair the operations of the Company. If any such risks actually occur, security holders of the Company could lose all or part of their investment and the business, financial condition, liquidity, cash flows, results of operations and prospects of the Company could be materially adversely affected and the ability of the Company to implement its growth plans could be adversely affected.

Risks Related to Legality of Cannabis

While legal under applicable U.S. State and local laws, the Company’s business activities are currently illegal under U.S. federal law.

Investors are cautioned that in the United States, commercial activity regarding cannabis is largely regulated at the State level, and in California, at both the State and local levels. To the Company’s knowledge, as of the date hereof, some form of cannabis has been legalized in 38 States, the District of Columbia, and the territories of Guam, U.S. Virgin Islands, Northern Mariana Islands and Puerto Rico. Additional States have pending legislation regarding the same. Although California authorizes medical and/or adult-use cannabis production and distribution by duly licensed or registered entities, and numerous other states have legalized cannabis in some form, under current U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts under federal law under any and all circumstances under the Controlled Substances Act of 1970 (the “Substances Act”). The concepts of “medical cannabis,” “retail cannabis” and “adult-use cannabis” do not exist under current U.S. federal law. Marijuana is a Schedule I drug under the Substances Act. Under current U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the U.S., and a lack of safety for the use of the drug under medical supervision. Although the Company believes that the business of the Company is and will be compliant with applicable U.S. state and local law, strict compliance with state and local laws with respect to cannabis may not absolve the Company of liability under U.S. federal law, nor may it provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may result in a material adverse effect on the Company.

Since the possession and use of cannabis and any related drug paraphernalia is illegal under current U.S. federal law, the Company may be deemed to be conducting an illegal activity and/or aiding and abetting illegal activities. The Company manufactures and distributes medical and adult-use cannabis. As a result, U.S. law enforcement authorities, in their attempt to regulate the illegal use of cannabis and any related drug paraphernalia, may seek to bring an action or actions against the Company, including, but not limited to, a claim regarding the possession, use and sale of cannabis, and/or aiding and abetting another’s criminal activities. The U.S. federal aiding and abetting statute provides that anyone who “commits an offense or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal.” As a result, the U.S. DOJ, under the current administration, could also allege that the Company’s lenders, landlords and other service providers have “aided and abetted” violations of federal law by providing financing and services to the Company. Under these circumstances, the federal prosecutor could enforce applicable laws in many ways, including, without limitation, to seek to seize the assets of the Company and third-party lenders, landlords and other service providers, and to recover the “illicit profits” previously distributed to shareholders resulting from any of the foregoing. In these circumstances, the Company’s operations would cease, the state and local authorizations issued to the underlying cannabis operating business(es) could be rescinded, the underlying cannabis operator business(es) could lose any leasehold interest held by such business(es), shareholders may lose their entire investment and directors, officers and/or shareholders may be left to defend any criminal charges against them at their own expense and, if convicted, be sent to federal prison. Such an action would result in a material adverse effect on the Company.

U.S. Customs and Border Protection (“CBP”) enforces the laws of the United States. Crossing the border while in violation of the Substances Act and other related federal laws may result in denied admission, seizures, fines and apprehension. CBP officers administer the Immigration and Nationality Act to determine the admissibility of travelers, who are non-U.S. citizens, into the United States. An investment in the Company, if it became known to CBP, could have an impact on a non-U.S. shareholder’s admissibility into the United States and could lead to a lifetime ban on admission. See “Risk Factors - U.S. border officials could deny entry of non-U.S. citizens into the U.S. to employees of or investors in companies with cannabis operations in the United States and Canada.”

The Company derives 100% of its revenues from the cannabis industry and specifically the sale of cannabis and cannabis products in the State of California which industry is currently illegal under U.S. federal law. Even where the Company’s cannabis-related activities are compliant with applicable State and local laws, such activities remain illegal under U.S. federal law. The enforcement of relevant laws is a significant risk.

Medical cannabis has been protected against enforcement by enacted legislation from the United States Congress in the form of what is commonly called the “Rohrabacher-Blumenauer Amendment,” which prevents federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the state-level, subject to the United States Congress restoring such funding. Notably, although its sponsors have proposed versions of the amendment that cover both medical and adult use cannabis laws enacted at the state-level, the text of the adopted amendment has always applied to only medical cannabis programs, and has no effect on pursuit of recreational cannabis activities. The amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term. The current omnibus appropriations bill continued the protections for the medical cannabis marketplace and its lawful participants from interference by the U.S. DOJ up and through the 2022 appropriations deadline of September 30, 2022.

If the Rohrabacher-Blumenauer Amendment language is not extended beyond September 30, 2022, there can be no assurance that the federal government will not seek to prosecute cases involving medical cannabis businesses that are otherwise compliant with state and local laws. Such potential proceedings could involve significant restrictions being imposed upon the Company or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Company, even if such proceedings were concluded successfully in favor of the Company.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its holding (directly or indirectly) of medical and adult-use cannabis licenses in the United States, its financial position, operating results, profitability or liquidity or the market price of its publicly-traded shares. In addition, it will be difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

The approach to the enforcement of state and federal cannabis laws may be subject to change or may not proceed as previously outlined.

As a result of the conflict between state and federal law regarding cannabis, investments in cannabis businesses in the U.S. are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in the Cole Memorandum addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several states have enacted laws relating to cannabis for medical purposes.

The Cole Memorandum outlined certain priorities for the U.S. DOJ relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, the U.S. DOJ has never provided specific guidelines for what regulatory and enforcement systems it deems sufficient under the Cole Memorandum standard.

In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the U.S. DOJ should be focused on addressing only the most significant threats related to cannabis. States where medical cannabis had been legalized were not characterized as a high priority. In March 2017, then newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he had previously stated that he did not believe it had been implemented effectively and, on January 4, 2018, former Attorney General Jeff Sessions issued the Sessions Memorandum, which rescinded the Cole Memorandum. The Sessions Memorandum rescinded previous nationwide guidance specific to the prosecutorial authority of United States Attorneys relative to cannabis enforcement on the basis that they are unnecessary, given the well-established principles governing federal prosecution that are already in place. Those principles are included in chapter 9.27.000 of the USAM and require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.

As a result of the Sessions Memorandum, federal prosecutors are now free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of state-level laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and resultantly, it is uncertain how active U.S. federal prosecutors will be in relation to such activities.

As discussed above, should the Rohrabacher-Blumenauer Amendment not be renewed, there can be no assurance that the federal government will not seek to prosecute cases involving medical cannabis businesses that are otherwise compliant with State law.

On November 7, 2018, Mr. Sessions resigned as Attorney General at the request of President Donald J. Trump. Following Mr. Sessions’ resignation, Matthew Whitaker began serving as Acting United States Attorney General, and William Barr was eventually appointed to the role. During his Senate confirmation hearing, Mr. Barr stated that he disagrees with efforts by states to legalize cannabis but would not seek to prosecute cannabis companies in states that adopted legalized cannabis rules under Obama administration policies. He stated further that he would not upset settled expectations that have arisen as a result of the Cole Memorandum. Federal enforcement of cannabis-related activity remained consistent with the priorities outlined in the Cole Memorandum throughout Attorney General Barr’s tenure.

In January 2021, Joseph R. Biden Jr. was sworn in as the new President of the United States. President Biden nominated federal judge Merrick Garland to serve as his Attorney General. During his confirmation hearings in the Senate on February 22, 2021, Attorney General nominee Garland confirmed that he would not prioritize pursuing cannabis prosecutions in states that have legalized and that are regulating the use of cannabis, both for medical and adult use. The Senate confirmed Judge Garland as Attorney General on March 10, 2021.

However, unless and until the United States Congress amends the Substances Act with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that U.S. federal authorities may enforce current U.S. federal law. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects and the Company generally would be materially adversely affected.

Such potential proceedings could involve significant restrictions being imposed upon the Company or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Company, as well as the Company’s reputation, even if such proceedings were concluded successfully in favor of the Company. In the extreme case, such proceedings could ultimately involve the prosecution of key executives of the Company or the seizure of corporate assets; however as of the date hereof, the Company believes that proceedings of this nature are relatively remote.

There is no certainty as to how the U.S. DOJ, Federal Bureau of Investigation and other federal and state government agencies will handle cannabis matters in the future. The Company regularly monitors the activities of the current administration in this regard.

The Company may be subject to restricted access to banking services in the United States and Canada.

In February 2014, FinCEN issued guidance through the FinCEN Memorandum (which is not law) with respect to financial institutions providing banking services to cannabis businesses. This guidance includes extensive and onerous due diligence expectations and reporting requirements, and does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the U.S. DOJ, FinCEN or other federal regulators. Thus, many banks and other financial institutions in the United States choose not to provide banking services to cannabis-related businesses or rely on this guidance, which can be amended or revoked at any time by the Biden administration. In addition to the foregoing, banks may refuse to process debit card payments, and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Company may have limited or no access to banking or other financial services in the United States. The inability, or limitation of the Company’s ability, to open and maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

Additionally, Canadian banks may potentially refuse to provide banking services to companies engaged in U.S. cannabis activities while it is illegal under U.S. federal law.

There are increasing numbers of high -net worth individuals and family offices that have made meaningful investments in cannabis companies and businesses similar to the Company. Although there has been an increase in the amount of private financing available over the last several years, there is a limited pool of institutional capital that is available to cannabis license holders and license applicants. There can be no assurance that additional financing, if raised privately, will be available to the Company when needed or on terms which are commercially reasonable or acceptable to the Company. The Company’s inability to raise financing to fund capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon future profitability.

The differing regulatory requirements across state jurisdictions may hinder or otherwise prevent the Company from achieving efficiencies and economies of scale.

Traditional rules of investing may prove to be imperfect in the cannabis industry. For example, while it would be common for investment managers to purchase equity in companies in different states to reach economies of scale and to conduct business across state lines, such an investment thesis may not be feasible in the cannabis industry because of varying state-by-state legislation. Applicable regulations in many states may require advance disclosure of and approval of state regulators to accomplish an investment. As no two state regulated markets in the U.S. cannabis industry are exactly the same, doing business across state lines may not be possible or commercially practicable. As a result, the Company may be limited to identifying opportunities in individual states, which may have the effect of slowing the growth prospects of the Company.

The Company is subject to a multitude of general risks involving legal, regulatory or other political change.

The success of the business strategy of the Company depends on the legality of the cannabis industry. The political environment surrounding the cannabis industry in general can be volatile and the regulatory framework across federal, state, and local jurisdictions remains in flux. To the Company’s knowledge, as of the date hereof, some form of cannabis has been legalized in 47 States, the District of Columbia, and the territories of Guam, U.S. Virgin Islands, Northern Mariana Islands and Puerto Rico; however, the risk remains that a shift in the regulatory or political realm could occur and have a drastic impact on the industry as a whole, adversely impacting the Company’s business, results of operations, financial condition or prospects.

Delays in enactment of new state or federal regulations could restrict the ability of the Company to reach strategic growth targets. The growth strategy of the Company is contingent upon certain federal, state and local regulations being enacted to facilitate the legalization of medical and adult-use marijuana. If such regulations are not enacted, or enacted but subsequently repealed or amended, or enacted with prolonged phase-in periods, the growth targets of the Company could be negatively impacted, and thus, the effect on the return of investor capital, could be detrimental.

The Company is unable to predict with certainty when and how the outcome of these complex regulatory and legislative proceedings will affect its business and growth.

Further, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions, including prohibiting ownership of cannabis businesses by public companies. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal under applicable state laws, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects would be materially adversely affected. It is also important to note that local and city ordinances may strictly limit and/or restrict disbursement of cannabis in a manner that will make it extremely difficult or impossible to transact business in that jurisdiction, which may adversely affect the Company’s continued operations. Federal actions against individuals or entities engaged in the cannabis industry or a repeal of applicable cannabis legislation could adversely affect the Company and its business, results of operations, financial condition and prospects.

The Company is also aware that multiple states, local jurisdictions, and the federal government are considering excise, gross receipts, canopy and/or other special taxes or fees on businesses in the cannabis industry. It is a potential yet unknown risk at this time that other states are in the process of reviewing such additional fees and taxes. Should such special taxes or fees be adopted, this could have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.

Overall, the medical and adult-use cannabis industry is subject to significant regulatory change at the local, state, and federal level. The inability of the Company to respond to the changing regulatory landscape may cause it to not be successful in capturing significant market share and could otherwise harm its business, results of operations, financial condition or prospects.

The U.S. cannabis industry is a new industry that may not succeed.

Should the U.S. federal government change course and decide to prosecute those dealing in medical or adult-use cannabis under applicable law, there may not be any market for the Company’s products and services. It is a new industry subject to extensive regulation, and there can be no assurance that it will grow, flourish or continue to the extent necessary to permit the Company to succeed. The Company is treating, and will treat, the cannabis industry as a deregulating industry with significant unsatisfied demand for the Company’s products and may adjust its future operations, product mix and market strategy as the industry develops and matures.

The Company’s operations in the U.S. cannabis market may become the subject of heightened scrutiny.

For the reasons set forth above, the Company’s existing operations in the U.S., and any future operations or investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada and the U.S. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in the U.S. or any other jurisdiction, in addition to those described herein.

Given the heightened risk profile associated with cannabis in the U.S., CDS Clearing and Depository Services Inc. (“CDS”) may implement procedures or protocols that would prohibit or significantly curtail the ability of CDS to settle trades for cannabis companies that have cannabis businesses or assets in the U.S. On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“TMX MOU”) with the Neo Exchange, the Canadian Securities Exchange, the Toronto Stock Exchange, and the TSX Venture Exchange. The TMX MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Equity Shares to make and settle trades. In particular, Equity Shares would become highly illiquid, and until an alternative was implemented, investors would have no ability to effect a trade of Equity Shares through the facilities of a stock exchange.

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018, the Canadian Securities Administrators revised their previously released Staff Notice - 51-352 Issuers with U.S. Marijuana-Related Activities setting out their disclosure expectations for specific risks facing issuers with cannabis-related activities in the U.S. The Staff Notice confirms that a disclosure-based approach remains appropriate for issuers with U.S. cannabis-related activities. The Staff Notice includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry. The Company views the Staff Notice favorably, as it provides increased transparency and greater certainty regarding the views of its exchange and its regulator of existing operations and strategic business plan as well as the Company’s ability to pursue further investment and opportunities in the Company.

Government policy changes or public opinion may also result in a significant influence over the regulation of the cannabis industry in Canada, the U.S. or elsewhere. A negative shift in the public’s perception of medical and/or adult-use cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause U.S. state jurisdictions to abandon initiatives or proposals to legalize medical and/or adult-use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Settlement by Securityholders Resident in the United States may be unavailable or impaired.

Given the heightened risk profile associated with cannabis in the United States, Canadian capital markets participants may be unwilling to assist with the settlement of trades for U.S. resident securityholders of companies with operations in the United States cannabis industry which may prohibit or significantly impair the ability of securityholders in the United States to trade the Equity Shares. In the event residents of the United States are unable to settle trades of the Equity Shares, this may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices and the liquidity of these securities.

Regulatory scrutiny of the Company’s industry may negatively impact its ability to raise additional capital.

The Company’s business activities rely on newly established and/or developing laws and regulations in the various states in which the Company operates. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect the Company’s profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the FDA, FTC, Securities and Exchange Commission, the U.S. DOJ, or other federal, state or non-governmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical and/or adult-use purposes in the U.S. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the Company’s industry may adversely affect the business and operations of the Company, including without limitation, the costs to remain compliant with applicable laws and the impairment of its ability to raise additional capital, create a public trading market in the U.S. for securities of the Company or to find a suitable acquirer, which could reduce, delay or eliminate any return on investment in the Company.

The Company’s investments in the U.S. are subject to applicable anti-money laundering laws and regulations.

Because the manufacture, distribution, and dispensation of cannabis remains illegal under the Substances Act, banks and other financial institutions providing services to cannabis-related businesses risk violation of federal anti-money laundering statutes (18 U.S.C. §§ 1956 and 1957), the unlicensed money-remitter statute (18 U.S.C. § 1960) and the U.S. Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and other related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada. These statutes can impose significant criminal liability for engaging in certain financial and monetary transactions with the proceeds of a “specified unlawful activity” such as distributing controlled substances which are illegal under U.S. federal law, including cannabis, and for failing to identify or report financial transactions that involve the proceeds of cannabis-related violations of the Substances Act. As a result, a majority of the United States’ banks and financial institutions have refused to open bank accounts for the deposit of funds from businesses involved with the cannabis industry. Others have agreed to accept deposits from medical cannabis sales, but not recreational cannabis sales. The inability to open bank accounts with certain institutions could materially and adversely affect the business of the Company. See “Risk Factors – The Company may be subject to restricted access to banking in the United States and Canada”.

In February 2014, the U.S. Department of the Treasury’s Financial Crimes Enforcement Network issued the FinCEN Memorandum providing instructions to banks seeking to provide services to cannabis-related businesses. The FinCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors in the 2014 Cole Memorandum relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the Substances Act. It is unclear at this time whether the current administration will follow the guidelines of the FinCEN Memorandum.

In the event that any of the Company’s operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the U.S. were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while there is no current intention by the Company to declare or pay dividends on the Equity Shares in the foreseeable future, in the event that a determination was made that the Company’s proceeds from operations (or any future operations or investments in the U.S.) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Any re-classification of cannabis or changes in U.S. controlled substance laws and regulations may adversely affect the Company’s business.

If cannabis and/or CBD is re-categorized as a Schedule II or lower controlled substance, the ability to conduct research on the medical benefits of cannabis would most likely be simpler and more accessible; however, if cannabis is re-categorized as a Schedule II or other controlled substance, the resulting re-classification would result in the requirement for FDA approval if medical claims are made for the Company’s products such as medical cannabis, and likely other rules and regulations that could interfere with the Company’s business. As a result, the manufacture, importation, exportation, domestic distribution, storage, sale and use of such products may be subject to a significant degree of regulation by the Drug Enforcement Administration (“DEA”). In that case, the Company may be required to be registered (licensed) to perform these activities and have the security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Obtaining the necessary registrations, and/or complying with any other rules and regulations related to the re-scheduling, may result in significant costs and the delay of the manufacturing or distribution of the Company’s current or anticipated products. The DEA conducts periodic inspections of certain registered establishments that handle controlled substances. Failure to maintain compliance could have a material adverse effect on the Company’s business, financial condition and results of operations. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.

The Company is subject to risks associated with the CBD industry.

The cultivation, manufacture, labeling, and distribution of hemp and hemp-derived CBD products is regulated by various federal, state, and local agencies. These governmental authorities may commence regulatory or legal proceedings, which could restrict the permissible scope of the Company’s products claims or the ability to sell hemp, CBD isolate, and hemp-derived CBD products in the future. If the Company’s operations are found to be in violation of any such applicable laws or regulations, the Company may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of operations, any of which could adversely affect the ability to operate the business and financial results. Failure to comply with FDA requirements may result in the issuance of warning letters, injunctions, product withdrawals, recalls, product seizures, fines, and criminal prosecutions. The U.S. Federal Trade Commission (“FTC”) regulates the advertising of such products and requires that all product claims be supported by competent and reliable scientific evidence. Violations of FTC requirements could result in legal action, including injunctions and orders to return money to consumers.

The availability of favorable locations may be severely restricted.

In California and other states, the local municipality has authority to choose where any cannabis establishment will be located. These authorized areas are frequently removed from other retail operations and subject to additional rules and regulations.

Because the cannabis industry remains illegal under U.S. federal law, the disadvantaged tax status of businesses deriving their income from cannabis, and the reluctance of the banking industry to support cannabis businesses, it may be difficult for the Company to locate and obtain the rights to operate at various preferred locations. Property owners may violate their lenders’ debt covenants by leasing to the Company, and those property owners that are willing to allow use of their facilities may require payment of above fair market value rents to reflect the scarcity of such locations and the risks and costs of providing such facilities.

U.S. border officials could deny entry of non-U.S. citizens into the U.S. to employees of or investors in companies with cannabis operations in the United States and Canada.

Because cannabis remains illegal under U.S. federal law, those employed at or investing in legal and licensed Canadian cannabis companies could face detention, denial of entry or lifetime bans from the U.S. for their business associations with U.S. cannabis businesses. Entry happens at the sole discretion of CBP officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a non-U.S. citizen or foreign national. The government of Canada has started warning travelers on its website that previous use of cannabis, or any substance prohibited by U.S. federal laws, could mean denial of entry to the U.S. Business or financial involvement in the legal cannabis industry in Canada or in the United States could also be reason enough for U.S. border guards to deny entry. On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada’s legalization of cannabis will not change CBP enforcement of United States laws regarding controlled substances and because cannabis continues to be a controlled substance under United States law, working in or facilitating the proliferation of the legal marijuana industry in U.S. states where it is deemed legal or Canada may affect admissibility to the U.S. As a result, CBP has affirmed that, employees, directors, officers, managers and investors of companies involved in business activities related to cannabis in the U.S. or Canada (such as the Company), who are not U.S. citizens face the risk of being barred from entry into the United States for life. On October 9, 2018, CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada coming into the U.S. for reasons unrelated to the cannabis industry will generally be admissible to the U.S.; however, if such person is found to be coming into the U.S. for reasons related to the cannabis industry, such person may be deemed inadmissible.

Business Structure Risks

The Company may experience unpredictability caused by the Company’s current capital structure.

Although other Canadian-based companies have dual class or multiple voting share structures, given the concentration of voting control that is held indirectly by the Company Founders by virtue of their Multiple Voting Shares, the Company is not able to predict whether this control will result in a lower trading price for or greater fluctuations in the trading price of the Equity Shares or will result in adverse publicity to the Company or other adverse consequences.

The Company’s multi-class structure has the effect of concentrating voting control and the ability to influence corporate matters with the Company Founders.

The Multiple Voting Shares have 50 votes per share, whereas the Equity Shares, have one (1) vote per share (other than in respect of the election of directors of the Company, for which the Limited Voting Shares do not have any entitlement to vote). Currently, the Company Founders hold approximately 80.9% of the voting power in the Company on a non-diluted basis, and approximately 73.3% on a diluted basis, just based on their ownership of 100% of the Multiple Voting Shares (without taking into account any Equity Share they may hold). Accordingly, each of the Company Founders has significant influence over the management and affairs of the Company and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions. In addition, because of the 50-to-1 voting ratio between the Multiple Voting Shares and Equity Shares, the holders of Multiple Voting Shares control a majority of the combined voting power of the Company’s voting shares even though the Multiple Voting Shares represent a substantially reduced percentage of the total outstanding shares of the Company. The concentrated voting control of the holders of Multiple Voting Shares limits the ability of the holders of Equity Shares to influence corporate matters for the foreseeable future, including the election of directors as well as with respect to the Company’s decisions to amend its share capital, create and issue additional classes of shares, make significant acquisitions, sell significant assets or parts of its business, merge with other companies and/or undertake other significant transactions. As a result, holders of Multiple Voting Shares have the ability to influence or control many matters affecting the Company and actions may be taken that the holders of Equity Shares may not view as beneficial. The market price of the Equity Shares could be adversely affected due to the significant influence and voting power of the holders of Multiple Voting Shares. Additionally, the significant voting interest of the holders of Multiple Voting Shares could discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Equity Shares, might otherwise receive a premium for the Equity Shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by one or more holders of Multiple Voting Shares.

The issuance of Preferred Shares (as defined herein) could decrease earnings and assets available to holders of the Equity Shares and may decrease the market price of the Equity Shares.

The issuance of Preferred Shares and the terms selected by the board of directors of the Company (the “Board”) could decrease the amount of earnings and assets available for distribution to holders of Equity Shares or adversely affect the rights and powers, including the voting rights, of the holders of the Equity Shares without any further vote or action by the holders of the Equity Shares. The issuance of Preferred Shares, or the issuance of rights to purchase Preferred Shares, could make it more difficult for a third-party to acquire a majority of the Equity Shares and thereby have the effect of delaying, deferring or preventing a change of control of the Company or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of Preferred Shares may have the effect of decreasing the market price of the Equity Shares.

Loss of FPI status.

The Company is currently a “foreign private issuer” (“FPI”) as defined in Rule 405 under the United States Securities Act of 1933, as amended (“U.S. Securities Act”) and Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended. While the terms of the Multiple Voting Shares and Equity Shares are intended to avoid such a circumstance, if, as of the last business day of the Company’s second fiscal quarter for any year, more than 50% of the Company’s outstanding voting securities (as determined under Rule 405 of the U.S. Securities Act) are directly or indirectly held of record by residents of the United States, the Company will no longer meet the definition of an FPI, which may have adverse consequences on the Company’s ability to raise capital in private placements or Canadian prospectus offerings. In addition, the loss of the Company’s FPI status may result in increased reporting requirements and a substantial increase in audit, legal and administration costs. These increased costs may significantly affect the Company’s business, financial condition and results of operations.

General Regulatory and Legal Risks

The Company may be subject to the risk of civil asset forfeiture.

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

The Company may lack access to U.S. bankruptcy protections.

Because the use of cannabis is illegal under U.S. federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If the Company were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available to the Company’s U.S. operations, which could have a material adverse effect on the Company.

The Company may be subject to the risk of an inability to enforce its contracts.

It is a fundamental principle of law that a contract will not be enforced if it involves a violation of law or public policy. Because cannabis remains illegal at a federal level, judges in multiple states have on a number of occasions refused to enforce contracts for the repayment of money when the loan was used in connection with activities that violate federal law, even if there is no violation of state law. There remains doubt and uncertainty that the Company will be able to legally enforce contracts it enters into if necessary. The Company cannot be assured that it will have a remedy for breach of contract, which would have a material adverse effect on the Company.

The Company may be subject to the risk of changes in Canadian laws or regulations, or a failure to comply with any such laws and regulations.

The Company is subject to laws and regulations enacted by the federal and provincial governments of Canada. In particular, the Company is required to comply with certain Canadian securities law, income tax law, the rules of the Neo Exchange and other legal and regulatory requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application also may change from time to time and those changes could have a material adverse effect on the Company’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company is subject to general regulatory and licensing risks.

The Company is subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of cannabis, including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Achievement of the Company’s business objectives is contingent, in part, upon compliance with applicable regulatory requirements and obtaining all requisite regulatory approvals. Changes to such laws, regulations and guidelines due to matters beyond the control of the Company may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company is required to obtain or renew further government permits and licenses for its current and contemplated operations. Obtaining, amending or renewing the necessary governmental permits and licenses can be a time-consuming process potentially involving numerous state and local regulatory agencies, public hearings and costly undertakings on the part of the Company. As of April 1, 2022, California will no longer issue provisional licenses, instead requiring all marijuana businesses to obtain annual licensure. This is a lengthier process, which will include a full review under the California Environmental Quality Act for every facility seeking licensure. The duration and success of the Company’s efforts to obtain, amend and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority. The Company may not be able to obtain, amend or renew permits or licenses that are necessary to its operations or to achieve the growth of its business. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of the Company. To the extent any permits or licenses are not obtained, amended or renewed, or are subsequently suspended or revoked, the Company may be curtailed or prohibited from proceeding with ongoing operations or planned development and commercialization activities. Such curtailment or prohibition may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Many of the licenses currently held by the Company are subject to renewal on an annual or periodic basis; however, they are generally renewed, as a matter of course, if the license holder continues to operate in compliance with applicable legislation and regulations and without any material change to its operations. These renewals are contingent upon the registration holder’s past and continued ability to meet the statutory and regulatory requirements of the given program. The Licensing Manager, supported by Compliance personnel, actively monitor renewal dates for licenses to seek to ensure that licenses are renewed as and when required. The Company has implemented a centralized tracking, review, and upkeep system with respect to license maintenance.

While the Company believes that its compliance controls have been developed to mitigate the risk of any violations of any licenses they hold arising, there is no assurance that the Company’s licenses will be renewed by each applicable regulatory authority in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process for any of the licenses held by the Company could impede the ongoing or planned operations of the Company and have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require the Company to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition, results of operations or prospects.

The Company is subject to a comprehensive California regulatory regime regarding the transfer and grant of permits and licenses.

Cannabis business activities are heavily regulated in California. The Company’s operations are subject to various laws, regulations and guidelines by governmental authorities, relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of medical and recreational marijuana and cannabis oil, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant the Department of Cannabis Control (the “DCC”) (which DCC is a result of the statutory consolidation of the former State-level cannabis regulatory bodies: the BCC, CDPH and CDFA) and local regulatory bodies broad administrative discretion over the activities of the Company in California, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services. Government approvals, including state licenses and local permits, are currently required in connection with the operations of the Company. To the extent such approvals are required and not obtained, the Company may be curtailed, delayed, or prohibited from cultivating, manufacturing, distributing and selling medical or adult use cannabis in California. Achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by the DCC and local governmental authorities and obtaining all regulatory approvals required from the DCC and local governmental authorities, where necessary, for the cultivation, manufacturing, distribution and sale of its cannabis products.

The Company may not be able to obtain or maintain the necessary licenses, permits, certificates, authorizations or accreditations to operate its respective business, or may only be able to do so at great cost. In addition, the Company may not be able to comply fully with the wide variety of laws and regulations applicable to the Cannabis industry. The Company will incur ongoing costs and obligations related to regulatory compliance and obtaining new licenses. Failure to comply with regulations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate the Company’s business, the suspension or expulsion from the California cannabis market or of its key personnel, and the imposition of fines and censures. The inability to obtain or maintain necessary licenses, permits, certificates, authorizations or accreditations, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations, financial condition and prospects of the Company.

The Company may be subject to regulatory enforcement action and approvals from the Food and Drug Administration.

The Company’s cannabis-based products may be supplied to patients diagnosed with certain medical conditions. However, the Company’s cannabis-based products are not approved by the FDA as “drugs” or for the diagnosis, cure, mitigation, treatment, or prevention of any disease. Accordingly, the FDA may regard any promotion of the cannabis-based products as the promotion of an unapproved drug in violation of the Food, Drug and Cosmetic Act (“FDCA”).

In recent years, the FDA has issued letters to a number of companies selling products that contain CBD oil derived from hemp warning them that the marketing of their products violates the FDCA. FDA enforcement action against the Company could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company’s production or distribution of its products. Any such event could have a material adverse effect on the Company’s business, prospects, financial condition, and operating results.

The Company has limited trademark protection.

The Company will not be able to currently register any U.S. federal trademarks for its cannabis products insofar as producing, manufacturing, processing, possessing, distributing, selling, and using cannabis is illegal under the Substances Act. The United States Patent and Trademark Office will not permit the registration of any trademark that identifies cannabis products. As a result, the Company likely will be unable to protect its cannabis product trademarks beyond the state geographic areas in which it and its subsidiaries conduct business. The use of its trademarks outside the states in which they operate by one or more other persons could have a material adverse effect on the value of such trademarks.

The Company’s operations are subject to various local approvals, many of which are discretionary local approvals, which have no set timeline for issuance, which may not issue, and/or which may be accompanied by conditions which may impact our ability to operate at full capacity.

The Company’s operations are subject to local discretionary approvals, which have no set timeline for issuance, and which may be accompanied by conditions which may impact our ability to operate at full capacity. Among those approvals are conditional use permits, which require multiple public hearings before elected officials, during which both members of the public may comment on concerns regarding our proposed use, and elected officials may determine what conditions to impose upon operations. These conditions can include, but are not limited to, hours of operation, number of employees permitted on-site, limitations in exterior lighting, parking requirements, storage requirements, and other mandates which may alter or eliminate proposed modes of operation. Once approved, the conditions remain static so long as the use is not abandoned or expanded, but we cannot provide any assurance that future expansion of operations or changes in local politics will not adversely affect the Company’s operations.

Government approvals and permits are currently, and may in the future, be required in connection with our operations. To the extent such approvals are required and not obtained, we may be curtailed or prohibited from our current or proposed production, manufacturing, or sale of cannabis or cannabis products or from proceeding with the development of operations of the Company as currently proposed.

Failure to comply with conditions of operation, or with state and local law or regulations, as these may change over time, may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include costly corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. We may be required to compensate those suffering loss or damage by reason of our operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production, manufacturing or sale of cannabis or cannabis products, or more stringent implementation thereof, could have a material adverse impact on the Company’s business and cause increases in expenses, capital expenditures or production or manufacturing costs or reduction in levels of production or manufacturing costs or reduction in levels of production, manufacturing or sale or require abandonment or delays in development.

Local governments continue to be impacted by the effects of the COVID-19 pandemic, including increased remote work, decreased staffing, and furloughs or closures of some city services. This may increase the timeline to obtain the requisite local permitting and approvals to operate, and may result in an unplanned increase in the required time to build out a facility or to begin operations. Some approvals are contingent upon in-person inspections, which remain difficult to schedule, and inspectors are operating with large backlogs and reduced working hours. Some planning commissions and city councils have reduced their meeting schedules, which leads to crowded agendas and more continuances of public hearings. Each continuance can create a delay of one month or more in obtaining the requisite approvals, and will in turn delay commencement of operations. All of the foregoing local government backlogs and delays could have a material adverse effect on the business, results of operations, financial condition and prospects of the Company.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions against the Company, and civil or criminal fines or penalties.

The Company’s operations are subject to numerous environmental laws and regulations in the various jurisdictions in which we operate. These laws and regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Such environmental laws and regulations include the California Environmental Quality Act (“CEQA”) as well as the rules and regulations promulgated by the California Coastal Commission (“CCC”) and the decisions of such CCC that may be applicable to certain facilities of the Company. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. The Company cannot provide any assurance that complying with existing environmental laws and regulations (including receipt of any required approvals from the CCC) and any future changes to such environmental laws and regulations, if any, will not adversely affect the Company’s business, results of operations, financial condition and prospects.

Government approvals (including under CEQA and at the discretion of or under the jurisdiction of the CCC) with respect to the issuance and renewal of permits and licenses may, and in the future, be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its current or proposed production, manufacturing or sale of cannabis or cannabis products or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include costly corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. We may be required to compensate those suffering loss or damage by reason of the Company’s operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production, manufacturing or sale of cannabis or cannabis products, or more stringent implementation thereof, could have a material adverse impact on the Company’s business, financial conditions and results of operations, including increases in expenses, capital expenditures or production or manufacturing costs or reduction in levels of production, manufacturing or sale of cannabis and cannabis products or require abandonment or result in delays in the Company’s development plans.

Business Risks Related to the Cannabis Industry

Scientific research related to the benefits of cannabis remains in early stages, is subject to a number of important assumptions and may prove to be inaccurate.

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids remains in the early stages. To the Company’s knowledge, there have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids. Any statements made in this Shell Company Report concerning the potential medical benefits of cannabinoids are based on published articles and reports. As a result, any statements made in this Shell Company Report are subject to the experimental parameters, qualifications, assumptions and limitations in the studies that have been completed.

Although the Company believes that the articles and reports, and details of research studies and clinical trials that are publicly available reasonably support its beliefs regarding the medical benefits, viability, safety, efficacy and dosing of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding and perceptions relating to cannabis. Given these risks, uncertainties and assumptions, prospective and current shareholders of the Company should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this Shell Company Report or reach negative conclusions regarding the viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis, which may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Competition in the cannabis industry is intense and increased competition, including by larger and better-financed competitors and/or those competitors able to operate at a lower cost, could materially and adversely affect the business, financial condition and results of operations of the Company.

The Company faces intense competition in the cannabis industry, some of which comes from companies with longer operating histories and more financial resources, manufacturing and marketing experience than the Company. In addition, there is increased potential that the cannabis industry will undergo consolidation, creating larger companies with financial resources, manufacturing and marketing capabilities, and products that will be greater or have a lower cost of goods than those of the Company. As a result of this competition, the Company may be unable to maintain its operations or develop them as currently contemplated on terms it considers to be acceptable or at all. Increased competition by larger, better-financed competitors with geographic advantages may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects. Further, the competition described herein, including competition between a large number of cannabis products brands owned by a large number of cannabis industry participants licensed and otherwise (e.g., unlicensed cannabis brands reliant on contracted private label and white label services), may create an environment wherein the Company may not be able to achieve its brand growth targets, including because adequate distribution resources are scarce, unavailable, or non-existent. This condition may depress the price of the Company’s products and overall profitability.

It may also be the case that the intense competition in the cannabis industry described herein, and the expected growth in both the number of viable and well-funded market participants as well as the number of cannabis brands and cannabis products supported thereby, will result in downward pressure on the price of cannabis goods and products. Further, if the number of cannabis consumers increases, the demand for products will increase and the Company expects that competition will intensify, as current and future competitors begin to offer an increasing number of diversified products into the marketplace to satisfy consumer demand. Accordingly, the Company may not have sufficient resources to maintain research and development, marketing, sales and support efforts on a competitive basis, which could materially and adversely affect our business, financial condition, and results of operations or prospects. Increased competition could also materially and adversely affect the Company’s business, financial condition, results of operations or prospects.

An initial surge in demand for cannabis may result in supply shortages in the short term, while in either the short or the longer term, supply of cannabis could exceed demand, which may cause a fluctuation in revenue.

Changes in the U.S. federal legal status of cannabis may result in an initial surge in demand. As a result of such initial surge, cannabis companies operating under such changed legal regime may not be able to produce enough cannabis to meet demand of the adult-use recreational and medical markets, as applicable. This may result in lower than expected sales and revenues and increased competition for sales and sources of supply.

However, in the future on either a short or long-term basis, cannabis producers may produce more cannabis than is needed to satisfy the collective demand of the adult-use recreational and medical markets, as applicable, and they may be unable to export that oversupply into other markets (either in the context of interstate, intrastate or international cross-border commerce, as applicable) where cannabis use is fully legal under all applicable jurisdictional laws. As a result, the available supply of cannabis could exceed demand, resulting in a significant decline in the market price for cannabis. If such supply or price fluctuations were to occur, companies operating in the cannabis industry may see revenue and profitability fluctuate materially and their business, financial condition, results of operations and prospects may be adversely affected, as could our business, financial condition and results of operations.

Retail consolidation in the markets in which we participate may negatively affect our operations and profitability.

Retail customers in our major markets may consolidate, resulting in fewer customers for our wholesale business. Consolidation among cannabis retailers also tends to result in larger retail customers who may seek to leverage their positions to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or more specifically tailored products. In addition, larger retailers generally have the scale to develop deeper supply chains that permit them to operate with reduced inventories. Further, many large cannabis retailers own, support, and develop in-house private label cannabis brands that those cannabis retailers may treat more favorably as compared to the cannabis products of the Company. Many such large cannabis retailers are vertically integrated and therefore have a higher incentive to create and promote privately labeled cannabis brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers’ business operations or financial performance will have a corresponding material and adverse effect on the Company. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchase orders of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

The Company faces competition from the illegal cannabis market.

The Company continues to face competition from producers and distributors of cannabis and cannabis products that are unlicensed and unregulated and operating exclusively in the illegal market. Such illicit market participants generally produce and sell cannabis and cannabis products with higher concentrations of active ingredients, use pesticides, terpenes or other additives which the Company may not be permitted to use, and/or engage in advertising and promotion activities from which the Company is prohibited. As these illegal market participants do not comply with the regulations governing the cannabis industry, their operations may also have significantly lower costs than those of the Company. The perpetuation of the illegal market for cannabis and cannabis products will continue to cannibalize the Company’s share of the legal market and have a material adverse effect on the Company’s business, financial condition, results of operations or prospects, as well as the public perception of cannabis use.

The Company may be unable to attract and retain customers.

The Company’s future success depends on its ability to attract and retain customers. There are many factors which could impact the Company’s ability to attract and retain customers, including but not limited to its ability to continually produce desirable and effective product, the successful implementation of customer-acquisition plans and the continued growth in its aggregate number of customers. The failure to acquire and retain customers would have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Negative publicity or consumer perception may affect the success of the Company’s business.

The success of the cannabis industry may be significantly influenced by the public’s perception of cannabis. Both the medical and adult-use of cannabis are controversial topics, and there is no guarantee that future scientific research, publicity, regulations, medical opinion and public opinion relating to cannabis will be favorable. The cannabis industry is in its early-stages and is constantly evolving with no guarantee of viability. The market for medical and adult-use cannabis is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinions and public opinion (whether or not accurate or with merit) relating to the consumption of cannabis, whether in Canada, the U.S. or elsewhere, may have a material adverse effect on the Company’s business, financial condition, results of operations, customer base or prospects.

Public perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of marijuana products. There can be no assurance that future scientific research or findings, regulatory investigations, litigation, media attention or other publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory investigations, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or other publicity could have a material adverse effect on the demand for adult-use or medical cannabis and on the business, results of operations, financial condition, cash flows or prospects of the Company.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or associating the consumption of adult-use and medical cannabis with illness or other negative effects or events, could have such a material adverse effect. There is no assurance that such adverse publicity reports or other media attention will not arise. Among other things, a negative shift in the public’s perception of cannabis in the United States or any other applicable jurisdiction could cause state jurisdictions to abandon initiatives or proposals to legalize medical and/or adult-use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may have a material adverse effect on the Company’s business, results of operations or prospects.

Results of future clinical research may negatively impact the cannabis industry.

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (which includes but is not limited to CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC) and future research and clinical trials may discredit the medical benefits, viability, safety, efficacy, and social acceptance of cannabis currently or could raise concerns regarding, and perceptions relating to, cannabis. Further, the results of future clinical research or studies regarding cannabis in general or any component or cannabinoid thereof may directly or indirectly associate the consumption of cannabis with illness (including, without limitation, cancer) or other negative effects or events, all of which could have such a material adverse effect. Given these risks, uncertainties and assumptions, prospective purchasers of the Company’s securities should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this Shell Company Report or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for the Company’s products with the potential to lead to a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Demand for cannabis and derivative products could be adversely affected and significantly influenced by scientific research or findings, regulatory proceedings, litigation, media attention or other research findings.

The legal cannabis industry is in its early stages of its development. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of cannabis are mixed and evolving and can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medicinal cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medicinal cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity, could have a material adverse effect on the demand for medicinal cannabis and on Company’s business, results of operations, financial condition and cash flows. Further, adverse publicity reports or other media attention regarding cannabis in general or associating the consumption of cannabis with illness (including, without limitation, cancer) or other negative effects or events, could have such a material adverse effect. Public opinion and support for medicinal cannabis use has traditionally been inconsistent and varies from jurisdiction to jurisdiction. The Company’s ability to gain and increase market acceptance of the Company’s business may require substantial expenditures on investor relations, publicity, lobbying, strategic relationships and marketing initiatives. There can be no assurance that such initiatives will be successful and their failure to materialize into significant demand may have an adverse effect on Company’s financial condition.

The Company’s products could have unknown side effects.

If the cannabis and cannabis products the Company sells are not perceived to have the effects intended by the end user, its business may suffer and the business may be subject to products liability or other legal actions. Many of the Company’s products contain innovative ingredients or combinations of ingredients which are not currently regulated by the FDA. There is little long-term data available with respect to efficacy, unknown side effects and/or interaction with individual human biochemistry, or interaction with other drugs. Moreover, there is little long-term data available with respect to efficacy, unknown side effects and/or its interaction with individual animal biochemistry. As a result, the Company’s products could have certain side effects if not taken as directed or if taken by an end user that has certain known or unknown medical conditions. Further, regardless of whether the cannabis and/or cannabis products are taken as directed, our products may have side effects that are completely unanticipated by the consumer or the Company, which side effects may be unpleasant, harmful, or dangerous, and potentially result in products liability claims or other legal actions.

Future research may lead to findings that vaporizers and related products are not safe for their intended use.

Vaporizers and related products were recently developed and therefore the scientific or medical communities have had a very limited period of time to study the long-term health effects of their use. Currently, there is limited scientific or medical data on the safety or efficacy of such products for their intended use and the medical community is still studying the health effects of the use of such products, including the long-term health effects. If the scientific or medical community were to determine conclusively that use of any or all of these products pose long-term health risks, market demand for these products and their use could materially decline. Such a determination could also lead to litigation, reputational harm and significant regulation. Loss of demand for the Company’s products, product liability claims and increased regulation stemming from unfavorable scientific studies on cannabis vaporizer products could have a material adverse effect on the Company’s business, results of operations, financial condition or prospects.

The current controversy surrounding vaporizers and vaporizer products may materially and adversely affect the market for vaporizer products and expose the Company to litigation and additional regulation.

There have been a number of highly publicized cases involving lung and other illnesses and deaths that appear to be related to vaporizer devices and/or products used in such devices (such as vaporizer liquids). Some jurisdictions in Canada and the United States have already taken steps to prohibit the sale or distribution of vaporizers, restrict the sale and distribution of such products or impose restrictions on flavors or other additives that are used in such vaporizers. This trend may continue, accelerate or expand. Negative public sentiment may prompt regulators to decide to further limit or defer the cannabis industry’s ability to sell cannabis vaporizer products, and may also diminish consumer demand for such products. The potential deterioration in the public’s perception of cannabis containing vaping liquids may result in a reduced market for the Company’s vaping products. There can be no assurance that the Company will be able to meet any additional compliance requirements or regulatory restrictions, or remain competitive in the face of unexpected changes in market conditions.

Litigation pertaining to vaporizer products is accelerating and that litigation could potentially expand to include the Company’s products, which would materially and adversely affect the Company’s business, financial condition, results of operations or prospects.

The cannabis industry is difficult to forecast.

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations, financial condition or prospects of the Company.

Reliable data on the medical and adult-use cannabis industry is not available.

As a result of recent and ongoing regulatory and policy changes in the medical and adult-use cannabis industry, the market data available is very limited and unreliable. Federal and state laws prevent widespread participation and hinder market research. Therefore, market research and projections by the Company of estimated total retail sales, demographics, demand, and similar consumer research, are based on assumptions from limited and unreliable market data, and generally represent the personal opinions of the Company’s management team as of the date of this Shell Company Report.

The Company may be subject to the risk of constraints on marketing products.

The development of the Company’s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies. The regulatory environment in the U.S. limits cannabis companies’ abilities to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and results of operations or prospects could be adversely affected.

The Company may not be able to continue to produce cannabis products at scale.

The cannabis industry is, with respect to both adult use and medicinal markets, in its early stages of development and it is likely that the Company, and its competitors, likely will need to produce such products at scale in order to create an adequate value proposition and return on investment. This is likely to continue to be the case as the meaning of production “at scale” changes alongside fast-moving changes in the number of domestic and international markets that allow commercial cannabis activity expands, contracts, and otherwise changes. The Company may not be able to manage its resources or secure new resources such that it may continue producing cannabis and cannabis products at a scale, and further there can be no guarantee that Company’s infrastructure and resources are, or will be in the future, sufficient to produce cannabis products at a pace and volume, and distribution infrastructure, that will result in unit economics that generate an appropriate return on investment to the Company or its shareholders.

The Company may not be able to successfully develop new products (including new products that meet consumer preferences), nor produce them at scale, nor find a market for their sale.

The cannabis industry is in its early stages of development and the Company, and its competitors, may seek to introduce new products in the future. In attempting to keep pace with any new market developments, the Company may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by the Company. The Company may also be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authorities, including but not limited to those in the Unites States, which may take significant amounts of time. The Company may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The cannabis industry is, with respect to both adult use and medicinal markets, in its early stages of development and it is likely that the Company, and its competitors, will seek to introduce new products in the future, and likely will need to produce such products at scale in order to create an adequate return on investment. In attempting to keep pace with any new market developments, the Company may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by the Company. As well, the Company may be required to obtain additional regulatory approvals from local, state, or federal regulators, which may take significant amounts of time. The Company may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on the Company’s business, financial condition and results of operations. There can be no guarantee that Company’s infrastructure and resources are, or will be in the future, sufficient to produce cannabis and cannabis products at a pace and volume, and distribution infrastructure, that will result in unit economics that generate an appropriate return on investment to the Company or its shareholders.

Further, generally speaking with respect to the Company’s cannabis products, the cannabis industry is in its early stages of development and there is no certainty regarding any consumer preference for a particular strain of cannabis, any general consumer preference for a given concentration of cannabis and/or one or more cannabinoid within a particular strain of cannabis or cannabis product, nor is the definition of a cannabis strain widely decided, regulated or adequately protected by existing federal intellectual property registrations and laws. Considering the newness of the cannabis industry, the widespread lack of consumer education regarding cannabis, and considering the strict and evolving laws and regulations governing information about the effects of cannabis products, as well as other marketing and advertising restrictions, it is reasonable to expect that consumer preferences for certain types of cannabis products (including preferences regarding cannabis strains, cannabinoid blends and profiles, terpene blends and profiles, cannabis strain potency, and favored modes of consumption, etc.) will vary widely across many demographics and geographic markets and will change rapidly. There can be no guarantee that the Company will be able to determine which cannabis strains, consumption formats, or cannabinoid potency will prove most popular with consumers at large or in any particular market, nor is there any guarantee that the Company would be able to secure the inputs required to produce such strains, and to produce those strains at scale in the form of a retailable and profitable cannabis product.

Further, it is not possible to predict the long term or short-term availability of a given cannabis strain of any kind, which presents significant challenges in sourcing and producing cannabis strains that meet the expressed preferences of consumers of any given market segment. There is no guaranty that the Company will be able to access or maintain access to a complex portfolio of cannabis strains necessary to cultivate the types of strains at-scale that would produce a supply of cannabis flower of the strain type and concentration necessary to succeed in the competitive cannabis market. We do not ultimately have control over consumer cannabis product preferences or how consumer select cannabis products, and challenges in developing and maintaining desirable cannabis products (including those of a particular strain or cannabinoid concentration) may impair the Company’s overall ability to advance its business strategy and realize on its growth prospects, thereby having a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Risks Related to the Company’s Business

COVID-19 pandemic.

COVID-19 was declared a pandemic by the World Health Organization on March 11, 2020. The outbreak has caused companies and various international jurisdictions to impose restrictions such as quarantines, business closures and travel restrictions. While the impact of these restrictions did not have a material adverse impact on the Company’s results of operations for the years ended December 31, 2021 and December 31, 2020, the Company has continued to monitor closely the evolution of the pandemic. The Company has attempted to assess the impact of the pandemic by identifying risks in the following principal areas:

Mandatory Closure. In response to the pandemic, most states and localities have deemed cannabis sales to be “essential business” and made only limited changes (if any) to normal business practices to prevent the spread of COVID-19. While the Company has and continues to work closely with state and local regulators to remain in compliance with COVID-19 guidelines, there is no guarantee further measures may nevertheless require the Company to shut down operations in California should the state face a surge of cases for COVID-19 or any of its variants. The Company’s ability to generate revenue would be materially impacted by any shut down of its operations.

Customer Impact. The Company has implemented several initiatives prioritizing its medical patients and customers most susceptible to COVID-19 during the pendency of the COVID-19 outbreak. While the Company is seeking to implement measures, where permitted, such as “curbside” sales and delivery, to reduce infection risk to its customers, regulators may not permit such measures, or such measures may not prevent a reduction in demand.

Health and Safety of Patients, Customers, and Employees. In accordance with the guidance of the Centers of Disease Control and Prevention (“CDC”), the Company has made essential changes to its business during the COVID-19 pandemic to promote a healthy and safe operating environment for all of its patients, customers and employees, including:

●	frequently sanitizing high-touch surfaces;
●	deep cleaning and sanitizing workstations;
●	sanitizing or washing hands after each transaction;
●	ensuring hand sanitizer is easily accessible;
●	suspending all use of paper menus, demo products, and demo samples;
●	positioning staff at every other register when possible;
●	taking the temperature of store employees before they begin their shift;
●	requiring all dispensary staff to wear face masks;
●	installed plexi-shields in areas where patients/customers come face to face with staff (check-in and at registers where glass doesn’t already exist); and
●	placed markers on the floor to dictate 6 feet + of space between patients/customers.

Supply Chain Disruption. The Company relies on third party suppliers for equipment and services to produce its products and keep its operations going. If its suppliers are unable to continue operating due to any mandatory closures or other effects of the pandemic, it may negatively impact its own ability to continue operating. At this time, the Company has not experienced any failure to secure critical supplies or services. However, disruptions in our supply chain may affect our ability to continue certain aspects of the Company’s operations or may significantly increase the cost of operating its business and significantly reduce its margins.

Staffing Disruption. The Company is, for the time being, implementing among its staff where feasible “social distancing” measures recommended by such bodies as the CDC, the Presidential administration, as well as state and local governments. The Company has cancelled nonessential travel by employees, implemented remote or virtual meetings where possible, and permitted all staff who can work remotely to do so. For those whose duties require them to work on- site, measures have been implemented to reduce infection risk, such as reducing contact with customers, mandating additional cleaning of workspaces and hand disinfection, providing masks and taking the temperature of employees before they begin their shift. Nevertheless, despite such measures, The Company may find it difficult to ensure that its operations remain staffed due to employees falling ill with COVID-19, becoming subject to quarantine, or deciding not to come to come to work on their own volition to avoid infection.

The Company is actively addressing the risk to business continuity represented by each of the above factors through the implementation of a broad range of measures throughout its structure and is re-assessing its response to the COVID-19 pandemic on an ongoing basis. The above risks individually or collectively, the uncertain pace of recovery, including the impact of the Delta and Omicron variants, may have a material impact on the Company’s ability to generate revenue.

Implementing measures to remediate the risks identified above may materially increase our costs of doing business, reduce our margins and potentially result in losses. While the Company is not currently in financial distress, if its financial situation materially deteriorates as a result of the impact of the pandemic, the Company could eventually be unable to meet its obligations to third parties, which in turn could lead to insolvency and bankruptcy of the Company.

The Company may not successfully execute its business strategy.

An important part of the Company’s business strategy involves expanding operations in additional U.S. markets, including in markets where it does not currently operate. The Company may be unable to pursue this strategy in the future at the desired pace or at all. The Company may be unable to, among other things, identify suitable businesses to acquire or invest in, complete acquisitions on satisfactory terms or obtain the financing required to complete such acquisitions, successfully expand its infrastructure and sales force to support growth, achieve satisfactory returns on acquired businesses or enter into successful business arrangements for technical assistance or management expertise.

In addition, the process of integrating acquired businesses, particularly in new markets, may involve unforeseen difficulties, such as loss of key employees, and may require a disproportionate amount of management’s attention and financial and other resources. The Company can give no assurance that it will ultimately be able to effectively integrate and manage the operations of any acquired business or realize anticipated synergies. The failure to successfully integrate the cultures, operating systems, procedures and information technologies of an acquired business could have a material adverse effect on the Company’s business, financial condition or results of operations.

If the Company succeeds in expanding its business, such expansion may place increased demands on management, operating systems, internal controls and financial and physical resources. If not managed effectively, these increased demands may adversely affect the services provided to customers. In addition, the Company’s personnel, systems, procedures and controls may be inadequate to support future operations, particularly with respect to operations in U.S. states in which it does not currently operate. Consequently, in order to manage growth effectively, the Company may be required to increase expenditures to increase its physical resources, expand, train and manage its employee base, improve management, financial and information systems and controls or make other capital expenditures. The Company’s business, financial condition and results of operations could be adversely affected if it encounters difficulties in effectively managing the budgeting, forecasting and other process control issues presented by future growth.

The Company has a limited operating history.

As a high-growth enterprise, the Company does not have a history of profitability. As such, the Company has no immediate prospect of generating profit from its intended operations. The Company will therefore be subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, excess leverage, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on its shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

The Company is reliant on its management team.

The success of the Company is dependent upon the ability, expertise, judgment, discretion, and good faith of its senior management. While employment agreements or management agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued retention or services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, operating results, financial condition or prospects.

News media have reported that U.S. immigration authorities have increased scrutiny of Canadian citizens who are crossing the U.S.-Canada border with respect to persons involved in cannabis businesses in the U.S. There have been a number of Canadians barred from entering the U.S. as a result of an investment in or act related to U.S. cannabis businesses. In some cases, entry has been barred for extended periods of time. Company employees traveling from Canada to the U.S. for the benefit of the Company may encounter enhanced scrutiny by U.S. immigration authorities that may result in the employee not being permitted to enter the U.S. for a specified period of time. If this happens to the Company employees, then this may reduce our ability to manage effectively our business in the U.S.

Certain of the Company’s officers and directors may now be, and all of them in respect of the Company may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by the Company and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

The Company’s officers and directors also may become aware of business opportunities which may be appropriate for presentation to the Company and the other entities to which they owe duties. In the course of their other business activities, the Company’s officers and directors may owe similar or other duties, and may have obligations, to other entities or pursuant to other outside business arrangements, including seeking and presenting investment and business opportunities. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favor, as the Company’s officers and directors are not required to present investment and business opportunities to the Company in priority to other entities with which they are affiliated or to which they owe duties, and such conflicts may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company’s officers, directors, security holders and their respective affiliates and associates may have interests that conflict with the Company’s interests.

The Company has not adopted a policy that expressly prohibits its directors, officers, security holders, affiliates or associates from having a direct or indirect financial interest in any investment to be acquired or disposed of by us or in any transaction to which the Company is a party or has an interest. Such persons or entities may have a conflict between their interests and ours, which may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Failure to establish and maintain effective internal control over financial reporting may result in the Company not being able to accurately report its financial results, which could result in a loss of investor confidence and adversely affect the market price of the Equity Shares.

The Company is responsible for establishing and maintaining adequate internal control over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Despite the Company’s financial control and management systems, such internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a decline in the price of the Equity Shares and harm the Company’s ability to raise capital in the future.

If management of the Company is unable to certify the effectiveness of its internal controls, or if material weaknesses or significant deficiencies in its internal controls are identified, such as in connection with the year ended December 31, 2021, the Company could be subject to regulatory scrutiny and a loss of public confidence, which could harm its business. In addition, if the Company does not maintain adequate financial and management personnel, processes and controls, it may not be able to accurately report its financial performance on a timely basis, which could cause a decline in the price of Equity Shares and harm the Company’s ability to raise capital.

It is not expected that the Company’s disclosure controls and procedures and internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If the Company cannot provide reliable financial reports or prevent fraud, its reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in its reported financial information.

The Company may be subject to the risk of competition from synthetic production and technological advances.

The pharmaceutical industry may attempt to dominate the cannabis industry, and in particular, legal cannabis, through the development and distribution of synthetic products which emulate the effects and treatment of organic cannabis. If they are successful, the widespread popularity of such synthetic products could change the demand, volume and profitability of the cannabis industry. This could adversely affect the ability of the Company to secure long-term profitability and success through the sustainable and profitable operation of its business. There may be unknown additional regulatory fees and taxes that may be assessed in the future that may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company may be subject to the risks associated with fraudulent or illegal activity by its employees, contractors and consultants.

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Certain events or developments in the cannabis industry more generally may impact the Company’s reputation.

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Cannabis has often been associated with various other narcotics, violence and criminal activities, the risk of which is that our business might attract negative publicity. There is also risk that the action(s) of other participants, companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and thereby negatively impact the reputation of the Company. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to the Company and its activities, whether true or not, and the cannabis industry in general, whether true or not. We do not ultimately have direct control over how the Company or the cannabis industry is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its business strategy and realize on its growth prospects, thereby having a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Third parties with whom the Company may do business may perceive themselves as being exposed to reputational risk as a result of their relationship with the Company.

The parties with which the Company may do business may perceive that they are exposed to reputational risk as a result of the Company’s cannabis-related business activities. Failure to establish or maintain business relationships due to reputational risk arising in connection with the nature of the Company’s business may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company may be subject to advertising and promotional risk in the event it cannot effectively implement a successful branding strategy.

The Company’s future growth and profitability may depend on the effectiveness and efficiency of advertising and promotional costs, including its ability to (i) create brand recognition for any products we may develop or sell; (ii) determine appropriate advertising strategies, messages and media; and (iii) maintain acceptable operating margins on such costs. There can be no assurance that advertising and promotional costs will result in revenues for the Company’s business in the future, or will generate awareness for any of the Company’s products. In addition, no assurance can be given that the Company will be able to manage our advertising and promotional costs on a cost-effective basis.

The cannabis industry in Canada, including both the medical and adult-use cannabis markets, is in its early development stages and restrictions on advertising, marketing and branding of cannabis companies and products by Health Canada, various medical associations, other governmental or quasi-governmental bodies or voluntary industry associations may adversely affect the Company’s ability to conduct sales and marketing activities and to create brand recognition, and could potentially result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The cannabis industry in the U.S., including the states and local authorities thereof, including both the medical and adult-use cannabis markets, also is in its early development stages, and restrictions on advertising, marketing and branding of cannabis companies and cannabis products by various medical associations, other governmental or quasi-governmental bodies or voluntary industry associations, as well as private companies (including but not limited to social media platform providers), may adversely affect the Company’s ability to conduct sales and marketing activities and to create brand recognition, and could potentially result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company is subject to product liability regimes and strict product recall requirements.

The Company distributes products designed to be ingested or otherwise consumed by humans. Accordingly, the Company faces the risk of exposure to product liability claims, regulatory action and litigation if any of its business’s products are alleged to have caused significant loss or injury. In addition, the sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that specific cannabis products caused injury or illness, or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect our reputation with the Company’s clients and consumers generally, and may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

In addition, manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. To the extent any products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Moreover, a recall for any of the foregoing reasons could lead to decreased demand and could have a material adverse effect on the Company. Product recalls may lead to increased scrutiny of operations by applicable regulatory agencies, requiring further management attention and potential legal fees and other expenses.

The State of California and local jurisdictions thereof also regulate cannabis product quality and impose certain product recall requirements. A product liability claim or regulatory action based on regulatory non-compliance with cannabis regulations against the Company could result in increased costs, could adversely affect our reputation with the Company’s clients and consumers generally, and may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company is reliant on third-party suppliers, manufacturers and contractors.

The Company maintains a full supply chain for the provision of products and services to the regulated cannabis industry. Due to the uncertain regulatory landscape for regulating cannabis in Canada and the U.S., the Company’s third-party suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for the Company’s operations. Loss of these suppliers, manufacturers and contractors may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company is particularly reliant on one third party distributor to deliver its products to wholesalers and retailers.

The Company currently relies primarily on =one third party distributor to provide substantially all the distribution services required under applicable laws and regulations to distribute its products at wholesale and retail, including, without limitation, transporting the cannabis products to the Company’s wholesale and retail customers, as well as the required testing of cannabis products. The Company’s relationship with such third-party distributor is governed by a master services agreement. The Company thereby is exposed to the inherent risks associated with relying on one third party service provider in a function as critical as distribution, including logistical problems, supply chain disruptions, delays, loss, or theft of product, and increased shipping and insurance costs, all with little chance of securing adequate services from an alternative distributor. Any delay in transporting the product, breach of security or loss of product, or breach of the master services agreement with such distributor, or general failure of such distributor as an ongoing concern, could have a material adverse effect on the Company’s business, financial performance and results of operations. Further, any breach of security and loss of product during transport could affect the Company’s status as a licensed operator of commercial cannabis activity in each applicable jurisdiction. If the sole distributor does not successfully carry out its contractual obligations or terminates or suspends their contractual arrangements with the Company, or if there is a delay or interruption in the distribution of the Company’s products or if the distributor damages the Company’s products, it could negatively impact Company’s revenue, reputation, and regulatory good standing. In addition, any damage to the Company’s products, such as product spoilage, could expose the Company to potential product liability, damage our reputation and the reputation of the Company’s brands, or otherwise harm the Company’s business.

The Company is reliant on key inputs.

The cannabis business is dependent on a number of key inputs and their related costs including raw materials and supplies related to growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition, results of operations or prospects of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the Company might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Company in the future. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition, results of operations or prospects of the Company.

The Company may not be able to achieve certain production cost targets for cultivated cannabis.

The Company’s revenues are in a large part derived from the production, sale, and distribution of cannabis. The cost of production, sale, and distribution of cannabis is a critically important metric for the Company’s production targets and overall financial forecast, and is dependent on a number of key inputs and their related costs, including equipment and supplies, labor and raw materials related to our growing operations, as well other overhead costs such as electricity, water, and utilities. Further, it is the case that due to supply chain inefficiencies or increased costs of inputs, or any other reason, the Company may not be able to reach its desired production cost targets at its cultivation and other production facilities, which cost targets are expressed as a certain cost per pound of cannabis cultivated and made available for downstream processing. Further, it is also the case that if the cost per pound of cannabis cultivated does not decrease from its current level and/or the Company is not able to otherwise manage production costs in the broader context of its total spend, the Company will not be able to achieve its cannabis product production price targets nor its overall financial targets.

Any significant interruption or negative change in the availability or economics of the supply chain for key inputs, including an inability to secure required supplies and services or to do so on appropriate, reasonable terms, or any failure of the Company to meet its production cost targets, could materially and adversely impact our business, financial condition, and the results of our operations. This includes any change in the selling price of products set by the applicable marketplace in a particular state or locality. There is currently no established market price for cannabis and the price of cannabis is affected by numerous factors beyond our control. Any price decline (of which there have been many over the last several quarters) may have a material adverse effect on our business, financial condition and operations.

The Company is reliant on equipment and skilled labor.

The ability of the Company to compete and grow is dependent on it having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labor, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Company’s capital expenditure plans may be significantly greater than anticipated by the Company’s management, and may be greater than funds available to the Company, in which circumstance the Company may curtail, or extend the timeframes for completing, its capital expenditure plans. This may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Service providers could suspend or withdraw services to the Company.

As a result of any adverse change to the approach in enforcement of United States cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of cannabis or otherwise, third-party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition or prospects.

The Company may not be able to manage its inventory, nor secure adequate cannabis processing and inventory storage capacity.

The Company needs to maintain adequate inventory levels to be able to deliver products to distributors on a timely basis. Our inventory supply depends on our ability to correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly for new products, seasonal promotions and new markets. If we materially underestimate demand for our products or are unable to maintain sufficient inventory of raw materials, we might not be able to satisfy demand on a short-term basis. If we overestimate distributor or retailer demand for our products, we may end up with too much inventory, resulting in higher storage costs and storage capacity issues, increased trade spend and the risk of inventory spoilage. If we fail to manage our inventory to meet demand, we could damage our relationships with our distributors and retailers and could delay or lose sales opportunities, which would unfavorably impact our future sales and adversely affect our operating results. In addition, if the inventory of our products held by our distributors and retailers is too high, they will not place orders for additional products, which would also unfavorably impact our sales and adversely affect our operating results.

More broadly, as the Company continues to grow and scale, it may face certain barriers to securing facilities to process its raw cannabis materials into consumer-packaged goods, and/or store cannabis products. The barriers may come in the form of limited access to facilities within a desired local jurisdiction, which access to such jurisdictions already is severely constrained in the U.S. given the very few numbers of local jurisdictions that currently allow commercial cannabis activity, and then only in certain defined areas and subject to certain rules and regulations. Access to such space is further constrained given the dearth of commercial property for sale that would meet the zoning and specifications for a commercial cannabis processing and storage facility, and the general deficit of properties available for lease given the illegality of cannabis under federal law. It is possible and even likely that the Company will encounter one or all such barriers to successfully managing its inventory and creating cannabis products as it continues to scale, including continued expansion of its cultivation facilities and capacity.

The Company may be subject to the risk of litigation.

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and/or the market price for the Equity Shares. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources.

The Company may be subject to risks related to the protection and enforcement of intellectual property rights and may become subject to allegations that the Company is in violation of intellectual property rights of third parties.

The ownership and protection of intellectual property rights may be a significant aspect of the Company’s future success, particularly with respect to protections for cultivation processes and technologies. The Company may rely on trade secrets, technical know-how and proprietary information that are not protected by patents or trademarks to maintain its competitive position. The Company tries to protect its intellectual property by entering into confidentiality agreements with parties that have access to it, such as the Company’s partners, collaborators, employees and consultants. Any of these parties may breach these agreements and we may not have adequate remedies for any specific breach. In addition, trade secrets and technical know-how, which are not protected by patents, may otherwise become known to or be independently developed by competitors, in which event the Company could be materially adversely affected.

Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products, trade secrets, technical know-how and proprietary information. Policing the unauthorized use of the Company’s future intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Company may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries and cultivators, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the Company’s future trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the benefit of the Company, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the Company’s future trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly. Any or all of these events could result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

In addition, other parties may claim that the Company’s products infringe on their proprietary and perhaps patent-protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licenses from third parties who allege that the Company has infringed on their lawful rights. However, such licenses may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licenses, or other rights with respect to intellectual property that it does not own.

Further, certain intellectual property protections (including but not limited to federal trademark and patent protection in the United States) are not available to business that conduct or are associated with cannabis, or may not be available to such cannabis businesses. Therefore, the Company may not be able to secure traditional protections for its intellectual property and such failure to secure intellectual property rights could result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company may be subject to risks related to information technology systems, including cyber-attacks.

The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend, in part, on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access may become a priority to ensure the ongoing success and security of the business. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The Company may be subject to risks related to security breaches.

Given the nature of the Company’s product and its lack of legal availability outside of channels approved by certain state governments of the United States, as well as the concentration of inventory in its facilities, despite meeting or exceeding all legislative security requirements, there remains a risk of shrinkage as well as theft. A security breach at the Company’s facilities could expose the Company to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Company’s products.

In addition, the Company collects and stores personal information about its patients and customers and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient and customer lists, and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Company’s business, financial condition and results of operations or prospects.

The Company may be subject to risks related to high bonding and insurance coverage.

There is a risk that a greater number of state regulatory agencies will begin requiring entities engaged in certain aspects of the business or industry of legal cannabis to post a bond or significant fees when applying, for example, for a dispensary license or renewal as a guarantee of payment of sales and franchise tax. The Company is not able to quantify at this time the potential scope for such bonds or fees in the states in which it currently or may in the future operate. Any bonds or fees of material amounts could have a negative impact on the ultimate success of the Company’s business.

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labor disputes, collective bargaining and unionization on behalf of labor groups, and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses, and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance does not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in the operations of the Company is not generally available on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its business, results of operations, financial condition, or prospects.

The Company may be subject to transportation risks.

The Company’s business involves, both directly and indirectly, the production, sale and distribution of cannabis products. Due to the perishable nature of such products, the Company depends on fast and efficient direct and third-party transportation services to distribute its product. Any prolonged disruption of third-party transportation services could have an adverse effect on the Company. Rising costs associated with the third-party transportation services used by the Company to ship its products may also adversely impact the business of the Company.

The Company’s share price may be vulnerable to rising energy costs.

The Company’s business involves the production of cannabis products which consumes considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

The Company is subject to risks inherent in an agricultural business.

The Company’s business involves the growing of cannabis, which is an agricultural product. As such, the business may be subject to the risks inherent in the agricultural business, such as insects, plant diseases, unpredictable weather and climate conditions and similar agricultural risks. Even when grown indoors under climate-controlled conditions monitored by trained personnel, there can be no assurance that natural elements, such as insects and plant diseases, will not have a material adverse effect on the production of cannabis products and on the Company’s business, financial condition, results of operations or prospects of the Company.

Management of growth may prove to be difficult.

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company may be subject to the risks of leverage.

It is anticipated that the Company will continue to utilize leverage in connection with the Company’s investments in the form of secured or unsecured indebtedness. Although the Company will seek to use leverage in a manner it believes is prudent, such leverage will increase the exposure of an investment to adverse economic factors such as downturns in the economy or deterioration in the condition of the investment. If the Company defaults on secured indebtedness, the lender may foreclose and the Company could lose its entire investment in the security of such loan. If the Company defaults on unsecured indebtedness, the terms of the loan may require the Company to repay the principal amount of the loan and any interest accrued thereon in addition to heavy penalties that may be imposed. Because the Company may engage in financings where several investments are cross-collateralized, multiple investments may be subject to the risk of loss. As a result, the Company could lose its interest in performing investments in the event such investments are cross-collateralized with poorly performing or nonperforming investments.

In addition to leveraging the Company’s investments, the Company may borrow funds or obtain credit lines in its own name for various purposes and may withhold or apply from distributions amounts necessary to repay such borrowings. The interest expense and such other costs incurred in connection with such borrowings may not be recovered by income from investments purchased by the Company. If investments fail to cover the cost of such borrowings, the value of the investments held by the Company would decrease faster than if there had been no such borrowings. Additionally, if the investments fail to perform to expectation, the interests of shareholders in the Company could be subordinated to such leverage, which will compound any such adverse consequences.

The Company may undertake future acquisitions or dispositions, which bear inherent risks.

Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Company’s ongoing business; (ii) distraction of management; (iii) the Company may become more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; (v) increased scope and complexity of the Company’s operations; and (vi) loss or reduction of control over certain of the Company’s assets. Additionally, the Company may issue additional Equity Shares in connection with such transactions, which would generally dilute the Company’s existing shareholders and their indirect holdings in the Company.

The presence of one or more material liabilities of an acquired company that are unknown to the Company at the time of acquisition could have a material adverse effect on the business, results of operations, prospects and financial condition of the Company. A strategic transaction may result in a significant change in the nature of the Company’s business, operations and strategy. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the Company’s operations.

Risks related to the difficulty of attracting and retaining personnel.

The Company’s success depends to a significant degree upon its ability to attract, retain and motivate highly skilled and qualified personnel. Failure to attract and retain necessary technical personnel, sales and marketing personnel and skilled management could adversely affect the Company’s business. If the Company fails to attract, train and retain sufficient numbers of these highly qualified people, its prospects, business, financial condition and results of operations will be materially and adversely affected.

Co-investment risk in terms of control over the Company’s investments.

The Company may co-invest in one or more investments with certain strategic investors and/or other third parties through joint ventures or other entities, which parties in certain cases may have different interests or superior rights to those of the Company. Although it is our intent to retain control and other superior rights over the Company’s investments, under certain circumstances it may be possible that the Company relinquishes such rights over certain of its investments and, therefore, may have a limited ability to protect its position therein. In addition, even when the Company does maintain a control position with respect to its investments, the Company’s investments may be subject to typical risks associated with third-party involvement, including the possibility that a third-party may have financial difficulties resulting in a negative impact on such investment, may have economic or business interests or goals that are inconsistent with those of the Company, or may be in a position to take (or block) action in a manner contrary to the Company’s objectives. The Company may also, in certain circumstances, be liable for the actions of its third-party partners or co-investors. Co-investments by third parties may or may not be on substantially the same terms and conditions as the Company, and such different terms may be disadvantageous to the Company.

Liabilities arising from the Company’s website accessibility.

Internet websites are visible by people everywhere, not just in jurisdictions where the activities described therein are considered legal. As a result, to the extent the Company sells services or products via web-based links targeting only jurisdictions in which such sales or services are compliant with continuously evolving state laws, the Company may face legal action in other jurisdictions which are not the intended object of any of the Company’s marketing efforts for engaging in any web-based activity that results in sales into such jurisdictions deemed illegal under applicable laws.

Certain remedies may be limited to the Company.

Pursuant to its governing documents, the Company and the shareholders of the Company may be prevented from recovering damages for alleged errors or omissions made by the members of the Board and its officers. The Company’s governing documents also provide that the Company will, to the fullest extent permitted by law, indemnify members of the Board and its officers for certain liabilities incurred by them by virtue of their reasonable actions or inactions on behalf of the Company.

The Company may have difficulty enforcing judgments and effecting service of process on directors and officers.

The directors and officers of the Company reside outside of Canada. Most or all of the assets of such persons are located outside of Canada. Therefore, it may not be possible for the Company’s shareholders to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for Company shareholders to effect service of process within Canada upon such persons.

Past performance is not indicative of future results.

The prior investment and operational performance of the Company is not indicative of the future operating results of the Company. There can be no assurance that the historical operating results achieved by the Company will be achieved in subsequent periods, and the Company’s performance may be materially different.

Financial projections may prove materially inaccurate or incorrect.

Any Company financial estimates, projections and other forward-looking information or statements included in this Shell Company Report were prepared by the Company without the benefit of reliable historical industry information or other information customarily used in preparing such estimates, projections and other forward-looking information or statements. Such forward-looking information or statements are based on assumptions of future events that may or may not occur, which assumptions may not be disclosed in this Shell Company Report. Shareholders should inquire of the Company and become familiar with the assumptions underlying any estimates, projections or other forward-looking information or statements. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events. There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including increases in operation expenses, changes or shifts in regulatory rules, undiscovered and unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, shareholders should not rely on any projections to indicate the actual results the Company might achieve.

The Company may not pay dividends.

It is not intended that the Company will pay any dividends on the Equity Shares in the foreseeable future. Dividends paid by the Company would be subject to multiple jurisdictional taxes and, potentially, withholdings.

The Company may be subject to credit risk, and there is substantial doubt about its ability to continue as a going concern.

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us. We have credit risk exposure based on the balance of our cash, accounts receivable, subscriptions receivable, and taxes recoverable. There are no assurances that our counterparties or customers will meet their contractual obligations to us.

The Company has incurred net losses from time to time since its inception and it has identified conditions and events that raise substantial doubt about its ability to continue as a going concern. The Company is party to a senior term loan credit facility, which credit facility may not be sufficient to support the ongoing operations of the Company. The Company remains a growth-stage company with a limited operating history. There can be no assurance that the Company will have sufficient capital resources to continue as a going concern or that significant losses will not occur in the near future or that the Company will be profitable in the future. The Company may need to seek additional financing, and there is no guarantee that the Company will have access to such additional capital through any type of financing, in large part due to the federal illegality of commercial cannabis activity under federal law and the ongoing compliance burdens associated with financing a cannabis company. There can be no assurance that the Company will continue to generate any revenues or achieve profitability. Our continued operations are dependent ultimately on our ability to achieve and maintain profitability and positive cash flow from our operations.

These circumstances create substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to the Company as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to fund the repayment of existing borrowings, secure additional financing and to generate positive cash flows from operations.

Market and Economy Risks

The Company may be vulnerable to currency exchange fluctuations.

Due to the Company’s present operations in the United States, and its intention to continue future operations outside Canada, the Company is exposed to significant currency fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. All or substantially all of the Company’s revenue is earned in U.S. dollars, but a portion of its operating expenses are incurred in Canadian dollars. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on the Company’s business, financial position or results of operations or prospects.

The Company may be subject to market price volatility risks.

The market price of the Equity Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of the Company, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for the Company, general economic conditions, legislative changes, and other events and factors outside of the Company’s control. In addition, stock markets have from time to time, including very recently, have experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for the Equity Shares.

There may be restrictions on the market for the Equity Shares.

Notwithstanding that the Equity Shares are listed on the Neo Exchange, various regulatory regimes in the United States forbid the transfer of such Equity Shares in quantities that exceed published thresholds without receiving advanced approval of the state regulators. Failure to obtain approval may result in the Company’s licenses and permits in that state being revoked, cancelled or non-renewed.

There may be a limited market for the Equity Shares.

Notwithstanding that the Equity Shares are listed on the Neo Exchange and over-the-counter in the United States on the OTCQX, there can be no assurance that an active and liquid market for such Equity Shares will be maintained and a Company Shareholder may find it difficult to resell any securities of the Company.

Subsequent offerings will result in dilution to holders of the Equity Shares.

The Company may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into Equity Shares or other equity securities) and may issue additional Equity Shares or other securities of the Company or other equity securities to finance acquisitions, operations, or other projects. The size of future issuances of Equity Shares or other equity securities (or of securities convertible into Equity Shares or other equity securities) nor the effect, if any, that future issuances and sales of such securities will have on the market price of the Equity Shares can be predicted at this time. Any transaction involving the issuance of previously authorized but unissued Equity Shares, securities convertible into Equity Shares, or other equity securities and convertible debt securities of the Company would result in dilution to holders of Equity Shares. Exercises of issued and outstanding Warrants may also result in dilution to the holders of Equity Shares.

Increased levels of volatility or a rapid destabilization of global economic conditions could have a material adverse effect on the business and operations of the Company.

Global financial conditions have been characterized by increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities, as well as a result of the COVID-19 virus pandemic and the recent Russian invasion of Ukraine. Global financial conditions could suddenly and rapidly destabilize in response to existing and future events, including the COVID-19 virus pandemic or the recent Russian invasion of Ukraine, among other things, as government authorities may have limited resources to respond to existing or future crises. Global capital markets have continued to display increased volatility in response to global events, including the COVID-19 virus pandemic and the recent Russian invasion of Ukraine. Future crises may be precipitated by any number of causes, including natural disasters, epidemics (such as the COVID-19 virus pandemic), geopolitical instability and war (such as the recent Russian invasion of Ukraine), changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the Company’s ability to obtain equity or debt financing or make other suitable arrangements to finance its operations. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, including as a result of the COVID-19 virus pandemic or the recent Russian invasion of Ukraine, it may result in a material adverse effect on the Company and the trading price of the Company’s securities could be adversely affected.

Fluctuations in the cost and availability of key inputs (including raw materials and energy), equipment, labor, and transportation could cause production delays, supply chain disruptions, and/or increase Company’s overall costs.

The price and availability of key components used to manufacture and distribute Company’s products has been increasing and may continue to fluctuate significantly. In addition, the cost of labor within Company or at Company’s third-party vendors and supply chain partners could increase significantly due to regulation or inflationary pressures. Additionally, the cost of logistics and transportation fluctuates in large part due to the price of oil, and availability can be limited due to geopolitical and economic issues. Any fluctuations in the cost and availability of any of the raw materials, packaging, or other sourcing or transportation costs required to support Company’s products or operations (such as due to the COVID-19 virus pandemic or the recent Russian invasion of Ukraine) could harm Company’s gross margins and its ability to meet customer demand. If the Company is unable to successfully mitigate a significant portion of these product cost increases or fluctuations, the Company’s operations, targets, and overall profitability could be harmed.

The Company’s business is dependent on a number of key inputs and their related costs including raw materials, packaging materials and supplies related to Company’s growing operations, as well as electricity, water, and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs (such as due to the COVID-19 virus pandemic or the recent Russian invasion of Ukraine) could materially impact the Company’s business, financial condition, and operating results. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the Company’s business, financial condition, and operating results. The Company’s production operations consume considerable energy for heat and carbon dioxide production and are vulnerable to rising energy costs. Energy costs have shown recent volatility, which has and may continue to adversely impact the Company’s business. Should the cost of energy rise, and should the Company face difficulties in sustaining price increases to offset the impact of increasing fuel costs, gross profit margins could be adversely impacted.

In addition, the Company’s production operations consume considerable energy, making it vulnerable to rising energy costs and power outages. Rising or volatile energy costs may adversely impact the Company’s business, and Company’s operations could be significantly affected by a prolonged power outage.

The Company’s ability to compete and grow will be dependent on having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts, and components. No assurances can be given that the Company will be successful in maintaining the required supply of skilled labor, equipment, parts, and components. Such manifold supply chain failures and inefficiencies, including the Company’s inability to manage them, may result in a number of negative outcomes including, without limitation, an unexpected increase in inventory that grows obsolete or otherwise unusable, as well as higher costs of production and distribution across the Company’s various business verticals including, without limitation, its business of wholesaling and retailing certain cannabis products and goods. This could have a material adverse effect on the Company’s financial results and operations. It is also possible that any expansion plans contemplated by the Company may cost more than anticipated, in which circumstance the Company may curtail, or extend timeframes for completing the expansion plans. This could have a material adverse effect on our financial results and operations.

Certain conditions or events could disrupt the Company’s supply chains, disrupt operations, and increase operating expenses.

Conditions or events including, but not limited to, the following could disrupt the Company’s supply chains and in particular its ability to effectively manage its supply chains (internal and external), deliver its products, interrupt operations at its facilities, increase operating expenses, resulting in loss of sales, delayed performance of contractual obligations or require additional expenditures to be incurred: (i) extraordinary weather conditions or natural disasters such as hurricanes, tornadoes, floods, fires, extreme heat, earthquakes, etc.; (ii) a local, regional, national or international outbreak of a contagious disease, including the COVID-19 coronavirus, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu, or any other similar illness could result in a general or acute decline in economic activity; (iii) political instability, social and labor unrest, war or terrorism, including the recent conflict between Russia and Ukraine; (iv) interruptions in the availability of basic commercial and social services and infrastructure including power and water shortages, and shipping and freight forwarding services including via air, sea, rail and road; (v) delays and unavailability of supply chain partners for certain critical inputs, including overseas suppliers; (vi) product recalls for certain product inputs or cannabis products themselves, either domestically or abroad; and (vii) port closures due to changes in economic, governance, or social activity, policy, or stability, including, without limitation, a labor shortage or strike.

The Company’s ability to effectively manage such risks to its internal and external supply chain, including, without limitation, the ability to manage, predict, and forecast costs and resources, is material to Company’s ability to compete and grow. No assurances can be given that the Company will be successful in this respect, and such manifold supply chain failures and inefficiencies, including the Company’s inability to manage them, may result in a number of negative outcomes including, without limitation, an unexpected increase in inventory that grows obsolete or otherwise unusable, as well as higher costs of production and distribution across the Company’s various business verticals including, without limitation, its business of wholesaling and retailing certain cannabis products and goods. This could have a material adverse effect on the Company’s financial results and operations.

Environmental Risks

The Company may be subject to significant environmental regulations and risks.

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are currently, and may in the future, be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its production of cannabis or cannabis products or from proceeding with the development of its operations as currently contemplated.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of medical marijuana, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

The Company may be subject to unknown environmental risks.

There can be no assurance that the Company will not encounter hazardous conditions at the facilities where it operates its businesses, such as asbestos, lead or leaks of hazardous substances from underground storage tanks, in excess of expectations that may delay the development of its businesses. Upon encountering a hazardous condition, work at the facilities of the Company may be suspended. The presence of other hazardous conditions may require significant expenditure of the Company’s resources to correct the condition. Such conditions could have a material impact on the investment returns of the Company.

Tax Risks

U.S. and Canadian tax residence of the Company.

The Company is treated as a U.S. corporation for U.S. federal income tax purposes under section 7874 of the Code. and therefore subject to U.S. federal income tax on its worldwide income. For Canadian tax purposes, however, the Company is treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (“Tax Act”)) for Canadian federal income tax purposes. Consequently, the Company is subject to income tax both in Canada and the U.S.

The deduction of certain expenses of the Company may be restricted.

Section 280E of the Code generally prohibits businesses from deducting or claiming tax credits with respect to expenses paid or incurred in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the Substances Act) which is prohibited by U.S. federal law or the law of any state in which such trade or business is conducted. Section 280E of the Code currently applies to businesses operating in the cannabis industry, irrespective of whether such businesses are licensed and operating in accordance with applicable state laws. The application of Section 280E of the Code generally causes such businesses to pay much higher effective U.S. federal income tax rates than similar businesses in other industries due to the loss of certain deductions and credits. The impact of Section 280E of the Code on the effective tax rate of a cannabis business generally depends on how large the ratio of non-deductible expenses is to the business’s total revenues. The Company is currently subject to Section 280E of the Code and consequently, Section 280E of the Code may adversely affect the Company’s profitability and, in fact, may cause the Company to operate at a loss. While recent legislative proposals, if enacted into law, could eliminate or diminish the application of Section 280E of the Code to cannabis businesses, the enactment of any such law is uncertain and until any changes in federal law, it is anticipated that the Company will continue to be subject to Section 280E of the Code.

Dividends paid by the Company may be subject to withholding tax.

It is unlikely that the Company will pay any dividends on the Equity Shares in the foreseeable future. However, dividends received by holders who are residents of Canada for purposes of the Tax Act will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the Canada-U.S. Tax Convention (as defined below) as amended. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.

Dividends received by U.S. Holders (as defined below) will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by the Company will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty. These dividends may however qualify for a reduced rate of Canadian withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty.

As a cannabis business, the Company is generally subject to unfavorable tax treatment under the Internal Revenue Code.

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations, and financial condition. Currently, state licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to Section 280E of the Code, which prohibits businesses from deducting certain expenses associated with trafficking controlled substances (within the meaning of Schedule I and II of the Substances Act). The IRS has invoked Section 280E of the Code in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws. Although the IRS issued a clarification allowing the deduction of certain expenses, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. While there are currently several pending cases before various administrative and federal courts challenging these restrictions, there is no guarantee that these courts will issue an interpretation of Section 280E of the Code favorable to cannabis businesses. Given these facts, the impact of any such challenge cannot be reliably estimated; however, it may be significant to the financial condition and/or the overall operations of the Company.

If the Company’s tax positions were to be challenged by federal, state, local or foreign tax jurisdictions, the Company may not be wholly successful in defending its tax filing positions. The Company’s records reserves for unrecognized tax benefits based on its assessment of the probability of successfully sustaining tax filing positions. The Company’s management exercises significant judgment when assessing the probability of successfully sustaining the Company’s tax filing positions, and in determining whether a contingent tax liability should be recorded and, if so, estimating the amount. If the Company’s tax filing positions are successfully challenged, payments could be required that are in excess of reserved amounts, or the Company may be required to reduce the carrying amount of its net deferred tax asset, either of which could be significant to the Company’s financial condition or results of operations.

High state and local taxes on cannabis businesses and cannabis products and associated compliance costs may adversely affect the Company’s business.

Certain states impose significant excise taxes and other taxes on products sold at licensed cannabis dispensaries, which taxes in some states exceed 15%, and throughout the cannabis supply chain. Local jurisdictions typically impose additional taxes on cannabis products. Furthermore, we incur significant costs complying with state and local laws and regulations. It is the case that significant tax reforms favorable to the cannabis industry have been discussed or drafted at the local, state, and/or federal level, but rarely if ever are such favorable reforms passed into law or otherwise adopted and put into effect. Collectively, federal, state and local taxes do and likely will continue to place a substantial burden on the Company’s revenue which could have a material adverse effect on the Company’s business. The Company notes that despite lobbying and general support for lowering such high taxes on cannabis businesses and cannabis products and/or introducing reforms that would reduce the tax burdens of cannabis industry participants, and particularly in a high tax state like California, such statements should not be relied upon or taken as likely forecasts of future legislative, administrative, regulatory, or policy decision by the applicable authorities. This is the case despite any popular sentiment or industry consensus or even statements from regulatory or legislative authorities suggesting or claiming forthcoming changes to the way cannabis businesses and cannabis products are taxed.

Changes in the Company’s effective tax rates may impact the Company’s results of operations.

The Company is subject to taxes in the U.S. and other jurisdictions. Tax rates in these jurisdictions may be subject to significant change due to economic and/or political conditions. A number of other factors may also impact our future effective tax rate including:

●	the jurisdictions in which profits are determined to be earned and taxed;

●	the resolution of issues arising from tax audits with various tax authorities;

●	changes in valuation of our deferred tax assets and liabilities;

●     increases in expenses not deductible for tax purposes, including deductions limited by Section 280E of the Code and write-offs of acquired intangibles and impairment of goodwill in connection with acquisitions;

●	changes in availability of tax credits, tax holidays, and tax deductions;

●	changes in share-based compensation; and

●	changes in tax laws or the interpretation of such tax laws and changes in generally accepted accounting principles.

Although the Company believes its income tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, an adverse resolution by one or more taxing authorities could have a material impact on the results of the Company’s operations.

Dividends received by U.S. Holders (as defined below) will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by the Company will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty. These dividends may however qualify for a reduced rate of Canadian withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty.

The Company may be subject to net operating loss limitations.

Section 382 of the Code contains rules that limit for U.S. federal income tax purposes the ability of a corporation that undergoes an “ownership change” to utilize its net operating losses (and certain other tax attributes) existing as of the date of such ownership change. Under these rules, a corporation is treated as having had an “ownership change” if there is more than a 50% increase in stock ownership by one or more “5 percent shareholders,” within the meaning of Section 382 of the Code, during a rolling three-year period. The Business Combination resulted in an ownership change of the Company (or its predecessor) for purposes of Section 382 of the Code. However, the Company currently does not have any material net operating loss carry forwards or other tax attribute carry forwards, that would be subject to limitation under Section 382 of the Code.

Risk of U.S. tax classification of the Company as a U.S. Real Property Holding Company.

The Company is treated as a U.S. domestic corporation for U.S. federal income tax purposes under section 7874(b) of the Code. As a result, non-U.S. shareholders may be subject to U.S. federal income tax upon a disposition of their Equity Shares depending on whether the Company is classified as a United States real property holding corporation (a “USRPHC”) under the Code. It is not expected that the Company will be a USRPHC, but we do not intend to seek a ruling request or other written guidance of its status as a non-USRPHC from the IRS. If the Company were to be considered a USRPHC, Non-U.S. shareholders may be subject to U.S. federal income tax on any gain associated with the disposition of their Equity Shares.

Conflicts

Certain of the directors and executive officers of the Company are officers and directors of, or are associated with, other public and private companies. Such associations may give rise to conflicts of interest with the Company from time to time. The BCBCA requires, among other things, that the directors and executive officers of the Company act honestly and in good faith with a view to the best interest of the Company, to disclose any personal interest which they may have in any material contract or transaction which is proposed to be entered into with the Company and, in the case of directors, to abstain from voting as a director for the approval of any such contract or transaction. To the extent that conflicts of interest arise, such conflicts are required to be resolved in accordance with the provisions of the BCBCA.

Item 4. Information on the Company.

A. History and Development of the Company.

Name and Incorporation

We were formerly known as Mercer Park, were incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. We are a vertically integrated cannabis company that operates in the state of California. We, through our subsidiaries cultivate, manufacture, and distribute cannabis bulk flower and trim to wholesalers and consumer packaged goods to third-party retail stores in the state of California. We also own and operate retail cannabis stores in the state of California. Our subordinate voting shares, restricted voting shares and limited voting shares (collectively, the “Equity Shares”), and common share purchase warrants are listed on the Neo Exchange Inc. (the “Neo Exchange”), trading under the symbols “GLAS.A.U” and “GLAS.WT.U”, respectively. The Equity Shares and common share purchase warrants also trade on the OTCQX in the United States under the symbols GLASF and GHBWF, respectively. Our head office and principal address is 3645 Long Beach Boulevard, Long Beach, California 90807. Our registered office in Canada is 2200 HSBC Building 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8 and its telephone number is (604) 691-6100. Kyle Kazan is our agent for service in the United States and his address is 3645 Long Beach Boulevard, Long Beach, California 90807.

Business Combination Transaction

On January 31, 2020, pursuant to the Business Combination Agreement, and various securities exchange agreements), a roll-up transaction (“Roll-Up”) was consummated whereby the assets and liabilities of a combined group of investment fund entities were merged with and into GH Group, Inc., formerly known as California Cannabis Enterprises, Inc. (“GH Group”), whereby GH Group survived the merger and now owns and controls the assets from such merged out entities.

On June 29, 2021, Mercer Park, listed on the Neo Exchange in Canada, consummated the Business Combination pursuant to the Business Combination Agreement, pursuant to which Mercer Park indirectly acquired 100% of the common equity interests of GH Group, which included all outstanding Class A and Class B common shares and certain Series A preferred shares (the “Preferred Shares”) of GH Group. In addition, Mercer Park assumed all outstanding common share purchase warrants and Preferred Shares purchase warrants and assumed or exchanged or caused to be exchanged all qualified incentive stock options of GH Group. The Business Combination was effectuated by a reverse merger of an indirect subsidiary of Mercer Park with GH Group, with GH Group as the surviving entity, and GH Group becoming our majority-owned indirect subsidiary. As a result of the Business Combination, GH Group’s shareholders became the controlling shareholders of Mercer Park, which changed its name to Glass House Brands Inc. concurrent with the closing of the Business Combination.

Upon closing of the Business Combination, Mercer Park indirectly acquired all of the issued and outstanding securities of GH Group with the exception of some of GH Group’s Preferred Shares, in exchange for an aggregate of our 50,151,101 Equity Shares (which total includes, on an as-exchanged basis, Equity Shares issuable upon exchange of outstanding exchangeable shares (the “Exchangeable Shares”) of our subsidiary, MPB Acquisition Corp. (“MPB”)). We also issued 4,754,979 Multiple Voting Shares to certain founders of GH Group. In addition, 28,489,500 of the common share purchase warrants previously issued and outstanding in the capital of Mercer Park were assumed and remain outstanding. Of the 50,151,101 Equity Shares (inclusive of Exchangeable Shares on an as-exchanged basis) noted above, 731,369 Exchangeable Shares are held in escrow pending any final working capital adjustments. Additionally, 1,008,975 Equity Shares issued to the previous sponsor of Mercer Park are subject to a contractual lock-up with us. These shares are to be released from the lock-up restrictions based upon the amount of cash raised by us from certain debt and equity financings through June 2023.

Acquisitions

iCANN Acquisition

On January 1, 2021, GH Group completed an acquisition of 100% of the equity interests of iCANN, a licensed retail cannabis company located in Berkeley, California. Pursuant to the terms of the merger agreement between a subsidiary of GH Group and iCANN, GH Group (i) elected to convert earlier issued convertible notes with principal amount of $2,000,000 and accrued interest of $45,321 into equity interests of iCANN; (ii) paid $400,000 in cash to four holders of iCANN equity interests: (iii) issued 7,511,725 Series A common shares to holders of iCANN equity interests; and (iv) issued an additional 500,000 Series A common shares to brokers and consultants, or the cash equivalent for certain non-accredited investors. All such Series A common shares were exchanged on closing of the Business Combination for Exchangeable Shares based on a value of $10.00 per Exchangeable Share and pursuant to a value formula as set out in the Business Combination Agreement.

Element 7 Acquisition and Litigation

Effective February 23, 2021, GH Group entered into a Merger and Exchange Agreement (the “E7 Merger Agreement”) with Element 7 CA, LLC (“E7”) whereby GH Group had the right, subject to satisfactory completion of due diligence and other conditions, to obtain all of the membership or equity interests held by E7 in seventeen holding companies that hold the rights to in-process state and local cannabis retail licenses or license applications, some of which are partially owned. In addition, GH Group entered into a License Development and Consulting Agreement (the “E7 License Agreement”, and together with the E7 Merger Agreement, the “E7 Agreements”) with E7 to provide certain retail consulting services to develop and obtain up to thirty-four cannabis retail licenses in exchange for the payment of certain fees set forth in the E7 License Agreement. In November 2021, GH Group terminated the E7 Agreements based on a breach of contractual terms, and as of December 31, 2021, GH Group had converted certain pre-closing financing payment and consulting fees into notes receivable in the amount of $2,274,167. As of September 30, 2022 and December 31, 2021, the notes receivable was fully reserved by the Company. As of December 31, 2021, the Company had received membership or equity interests in one entity out of seventeen entities that were contractually committed to be transferred under the E7 Merger Agreement.

On November 4, 2021, GH Group filed a lawsuit in the Superior Court for the County of Los Angeles, Central District (Case No. 21STCV40401) against E7 and its principals and owners Josh Black and Robert “Bobby” DiVito (together, “Element 7”) for a variety of claims, including fraud and breach of contract and demanded performance under the E7 Agreements.

The court proceeding was subsequently withdrawn by the Company without prejudice, and on March 13, 2022, GH Group entered into an agreement with American Patriot Brands, Inc. (“APB”) to jointly file suit against Element 7 to enforce the transfer of contractually committed licenses (the “Joint Litigation Agreement”). GH Group and APB jointly refiled a complaint against Element 7 in the County of Los Angeles, Central District (Case No. 22STCV09323) (the “Element 7 Proceeding”). If either GH Group or APB is successful in the Element 7 Proceeding, we expect to have a path to achieve transfer of the existing licenses at issue.

Under the terms of the Joint Litigation Agreement, GH Group will pay all legal fees for GH Group and APB’s joint litigation against Element 7. GH Group will have the option to purchase any license or licensed entity interests recovered by APB from Element 7 that were included in the E7 Merger Agreement, that have either a state or local permit and a valid lease, or a have a local permit that is without a real property site but is in a competitive license jurisdiction, in each case at a valuation of $750,000 per license or licensed entity, paid in Equity Shares at the 10-day volume weighted average price calculated as of the date of such purchase. In addition, under the Joint Litigation Agreement, GH Group also has the right of first refusal to purchase any other licenses or licensed entity outside of the foregoing groups, and the right to terminate the Joint Litigation Agreement at any time.

Financing Transactions

GH Group Financing

Between January 30, 2020 and January 5, 2021, GH Group issued $22,599,844 in convertible debt (the “Convertible Debt”) bearing 8% interest per annum (4% of which was paid in cash and 4% of which was accrued and was to be automatically converted upon a $10,000,000 equity raise at the greater of a 20% discount or a $250,000,000 valuation cap). The Convertible Debt converted upon the completion of the GH Group Financing described below.

In June 2021, GH Group completed an equity financing in the United States for gross proceeds of $12,530,963.39 (the “GH Group Financing”). Investors in the GH Group Financing received, for each $1.27 invested or for each $0.8246932 of outstanding convertible promissory notes converted, one (1) preferred share of GH Group (the “GH Group Preferred Shares”) and one (1) warrant (the “GH Group Warrants”) to purchase a Class A common share of GH Group at an exercise price equal to the fair market value of one Class A common share of GH Group as of the date of issuance of such GH Group Warrant. The completion of the GH Group Financing triggered the conversion of the outstanding amount of the convertible debt. Upon closing of the Business Combination, some of the issued outstanding GH Group Preferred Shares were exchanged for Exchangeable Shares based on a value of $10.00 per Exchangeable Share and pursuant to a value formula as set out in the Business Combination Agreement, and each GH Group Warrant was exchanged for a Warrant to purchase a number of Equity Shares equal to (i) the number of shares of GH Group that were issuable upon exercise of such GH Group Warrant immediately prior to the closing of the Business Combination divided by the applicable exchange ratio.

Mercer Park Private Placement

On June 29, 2021, in conjunction with the completion of the Business Combination, Mercer Park completed a private placement of $85 million of non-voting shares of Mercer Park Brand Pipe Inc., a wholly owned subsidiary of Mercer Park (the “Private Placement Shares”) at a price of $10.00 per Private Placement Share (the “Mercer Park Private Placement”). Canaccord Genuity Corp. (“Canaccord”), the underwriter in respect of Mercer Park’s initial public offering and the sole agent in respect of the Mercer Park Private Placement, subscribed for $4.9 million of Private Placement Shares under the Mercer Park Private Placement, which subscription was funded by Canaccord directing to Mercer Park an equal amount from the non-discretionary portion of deferred underwriting fees paid by Mercer Park to Canaccord in connection with the closing of the Business Combination. Under the terms of the Mercer Park Private Placement, Canaccord was entitled to a 4.0% commission on the sale of the Private Placement Shares, other than in connection with the sale of Private Placement Shares to certain president’s list subscribers. In addition, a subscriber under the Mercer Park Private Placement that subscribed for $20.1 million of Private Placement Shares was transferred 223,333 free-trading Equity Shares by Mercer for no additional consideration in order make the effective price of such subscription $9.00 per Private Placement Share. Pursuant to the Business Combination, the Private Placement Shares were exchanged for Equity Shares on a one-for-one basis. The funds from the Mercer Park Private Placement were used to fund the Company’s growth strategy, for working capital and for general corporate purposes.

Additional Information

Additional information relating to us is available on SEDAR at www.sedar.com  and on our website at www.glasshousebrands.com. The Securities and Exchange Commission (the “SEC”) maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

B. Business Overview.

We were incorporated in 2018, combining cultivation – an approximately 150,000 sq. ft. Carpinteria, California greenhouse facility (“Casitas”) – with manufacturing – an approximately 22,000 sq. ft. extraction and manufacturing facility in Lompoc, California (the “CMS Asset”) – and retail – Bud and Bloom, a California corporation with a cannabis dispensary located in Santa Ana, California and The Pottery, a California corporation with a cannabis dispensary located in Los Angeles, California, which also at such time controlled an approximately 10,000 sq. ft. indoor cultivation operation on site.

In 2019, we expanded our retail presence to include one of the three (3) dispensary permits in Santa Barbara, California, under our “Farmacy” brand and established an omnichannel retail approach with web-based ordering capabilities and delivery optionality. At the same time, we strengthened our consumer packaged goods (“CPG”) brand-building and brand acquisition capabilities with an investment in brand-building around its “Glass House Farms” brand and the launch of the Forbidden Flowers brand in partnership with an actress. On January 1, 2021, we completed the acquisition of a fourth (4th) dispensary, iCANN, LCC d/b/a Farmacy Berkeley (“iCANN” or “Farmacy Berkeley”).

In 2020, we expanded our cultivation footprint by over 300% with an approximately 355,000 sq. ft. cultivation facility in Padaro, California. Our manufacturing capacity was also scaled alongside the cultivation expansion. During this time, sales of Glass House Farms products grew at market-leading rates, positioned as a “best in category,” attractively priced everyday brand, and a premium line of flower, Grower’s Choice by Glass House Farms, was launched. In November 2020, Glass House Farms became the second-largest cannabis flower brand in California according to data from BDS Analytics5. In December 2020, the brand held onto its number two spot.

We also added additional brands and form factors to our offerings to complement the strong positioning in the flower segment enjoyed by Glass House Farms. In edibles and topicals, we benefit from a partnership with a well-known cannabis activist and entrepreneur under its cannabis wellness brand “Mama Sue”.

Through these activities, we established the foundation for our ultimate strategy to create a leading California cannabis brand company through a fully vertically integrated commercial cannabis company engaged in all licensed verticals: (i) cultivation; (ii) manufacturing; (iii) distribution; and (iv) retail. We strive to provide customers with consistently high-quality products across a range of trusted and recognizable brands.

5 BDS Analytics (2020). Sales in December 2020. Available at: https://www.BDSA.com.

Cultivation

Our cultivation strategy focuses on marrying nature and technology to seek to produce premier-quality cannabis indoors in greenhouses specifically designed to optimize quality and yields while minimizing inputs and environmental impact. We use the sun, the climate and advanced technology to conduct precision agriculture.

As of Q1 2021, our greenhouse cultivation is conducted in two facilities in Santa Barbara County, California, Casitas and Padaro, totalling over 500,000 sq. ft. of indoor greenhouse area.

Each of the Casitas and Padaro facilities were cut flower greenhouses prior to our taking over the properties and were transitioned to cannabis use by us. The Casitas facility includes more than 150,000 sq. ft. of greenhouse footprint with on site propagation, nursery, flowering canopy, drying and on site processing. It originally started under the California Proposition 215 regulatory structure and was used as the model facility for the creation of the Santa Barbara County cannabis ordinance and tax plan. It underwent a full retrofit by us, including the addition of new growing systems, fertigation, photoperiod lights, automated light deprivation curtains, and upgraded climate control technology. We followed up the Casitas project with its Padaro facility acquisition, which tripled our cultivation footprint while increasing canopy planting efficiency by over 350% through the use of an innovative rolling tray system. We retrofitted the Padaro facility with significantly improved efficiency, lower cost per sq. ft. costs and improved operating processes. The Padaro property was the very first fully licensed and entitled cannabis facility in the Santa Barbara Coastal area. GH Group’s Santa Barbara- based greenhouse operations were substantially expanded in 2020. Facility upgrades to the Padaro location were fully completed in Q3 2020, allowing 100% of GH Group’s 306,595 sq. ft. of licensed greenhouse canopy to be operational at the start of Q4 2020, up from 205,287 square feet in July 2020 (a 49% expansion). In 2020, we produced 410,000 wet pounds of cannabis biomass from both of its Santa Barbara based greenhouse operations, up 226% from 126,000 wet pounds in 2019, and we expect to produce over 750,000 wet pounds of cannabis biomass in 2021.

The Southern California climate, with over 280 days of sun per year, minimizes the need for supplemental electric lighting to drive yields, while moderate ambient temperatures and humidity levels drastically reduce climate control expenses and narrow pest pressures. Our flower is predominantly sun-grown in “light deprivation” greenhouses, with supplemental lighting used only for photoperiod control of flowering schedules, so as to allow for the maximum number of harvests per year on a “perpetual harvest” model.

An additional 10,000 sq. ft. of indoor non-greenhouse cultivation is conducted in the Los Angeles location through The Pottery.

In order to maintain high quality cultivation outputs, our cultivation team employs IPM, an ecosystem-based strategy to control pests and associated crop damage through techniques such as biological controls including the use of beneficial insects and habitat control and manipulation. The use of IPM requires constant and careful monitoring of plant health by our team of IPM specialists who continuously monitor plant growth, pest pressure, habitat and other relevant factors and take active and pre-emptive steps to prevent issues from arising.

Our cultivation expertise reflects the culmination of years of operating experience and specialized input from cannabis, agriculture, technology, business, manufacturing and scientific experts, allowing us to grow high-quality cannabis at a low cost. Our cultivation management team has a combined 100+ years of greenhouse experience. We won the 2020 Cannabis & Tech Today Sustainable Leadership Award for stewardship in connection with its stewardship of local community initiatives.

Cultivation Performance

As of December 31, 2020, our total greenhouse licensed cultivation canopy was approximately 390,000 sq. ft., with production capacity of approximately 800,000 wet pounds and 100,000 to 150,000 dry pounds per year. Our ability to grow productively at scale has resulted in lower unit production costs. During 2020, we scaled up our operating footprint by over three (3) times its prior footprint, which increased production of dry pounds by 150% and drove down production costs per pound, from $185/lb in 2019 to $127/lb in 2020.

Cultivation Licenses

Padaro Licenses

The applicable licenses for cultivation/processing issued by the California Department of Food and Agriculture (“CDFA”) are held by K&G Flowers, LLC and G&K Produce, LLC (each of which is a wholly owned subsidiary of GH Group), respectively, as described in the table below.

Expiration/Renewal
License Holder	Address	Permit/License No.	Date (MM/DD/YY)	License Type
G&K Produce, LLC	3480 Via Real	CCL18-0001702	11/22/21	Adult-Use-Nursery
Carpinteria, CA
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001703	11/22/21	Adult-Use-Processor
Carpinteria, CA
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001652	02/20/22	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001633	02/20/22	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001624	02/20/22	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001622	02/20/22	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001599	02/20/22	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001589	02/20/22	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001582	02/20/22	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001700	01/02/22	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001696	01/02/22	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001695	01/02/22	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001683	01/02/22	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001678	01/02/22	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001664	01/02/22	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001655	01/02/22	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013

K&G Flowers, LLC	3480 Via Real	CCL18-0001673	11/22/21	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001670	11/22/21	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001668	11/22/21	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001667	11/22/21	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001665	11/22/21	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001649	11/22/21	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001647	11/22/21	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001660	02/20/22	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001657	02/20/22	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001654	02/20/22	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001635	02/20/22	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001630	02/20/22	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001629	02/20/22	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001628	02/20/22	Adult-Use-Small Mixed-Light Tier 1
Carpinteria, CA
93013

Casitas Licenses

The applicable licenses for cultivation/processing issued by the CDFA are held by Mission Health Associates, Inc. (a wholly owned subsidiary of GH Group), as described in the table below. The applicable license for distribution/transportation issued by the California Bureau of Cannabis Control (“BCC”) is held by Mission Health Associates, Inc., as described in the table below.

Expiration/Renewal
License Holder	Address	Permit/License No.	Date (MM/DD/YY)	License Type
Mission Health	5601 Casitas Pass	CCL18-0001009	06/07/21	Medicinal-Nursery
Associates, Inc.	Road Carpinteria,
CA 93013
Mission Health	5601 Casitas Pass	C13-0000080-LIC (BCC)	07/08/21	Medicinal - Distributor/Transport Only
Associates, Inc.	Road Carpinteria,
CA 93013
Mission Health	5601 Casitas Pass	CCL18-0003034	03/25/22	Medicinal-Processor
Associates, Inc.	Road Carpinteria,
CA 93013
Mission Health	5601 Casitas Pass	CCL18-0000498	03/15/22	Medicinal-Small Mixed-Light Tier 1
Associates, Inc.	Road Carpinteria,
CA 93013
Mission Health	5601 Casitas Pass	CCL18-0000503	03/15/22	Medicinal-Small Mixed-Light Tier 1
Associates, Inc.	Road Carpinteria,
CA 93013
Mission Health	5601 Casitas Pass	CCL18-0000512	03/11/22	Medicinal-Small Mixed-Light Tier 1
Associates, Inc.	Road Carpinteria,
CA 93013
Mission Health	5601 Casitas Pass	CCL18-0000510	03/11/22	Medicinal-Small Mixed-Light Tier 1
Associates, Inc.	Road Carpinteria,
CA 93013
Mission Health	5601 Casitas Pass	CCL18-0000509	03/11/22	Medicinal-Small Mixed-Light Tier 1
Associates, Inc.	Road Carpinteria,
CA 93013
Mission Health	5601 Casitas Pass	CCL18-0000506	03/11/22	Medicinal-Small Mixed-Light Tier 1
Associates, Inc.	Road Carpinteria,
CA 93013
Mission Health	5601 Casitas Pass	CCL18-0000505	03/11/22	Medicinal-Small Mixed-Light Tier 1
Associates, Inc.	Road Carpinteria,
CA 93013
Mission Health	5601 Casitas Pass	CCL18-0000502	03/11/22	Medicinal-Small Mixed-Light Tier 1
Associates, Inc.	Road Carpinteria,
CA 93013
Mission Health	5601 Casitas Pass	CCL18-0000500	03/11/22	Medicinal-Small Mixed-Light Tier 1
Associates, Inc.	Road Carpinteria,
CA 93013

The Pottery Licenses

The applicable license for cultivation/processing issued by the CDFA is held by The Pottery, as described in the table below. The applicable licenses for distribution/transportation issued by BCC are held by The Pottery Inc., as described in the table below. The Pottery, Inc. is co-owned by an unrelated third party, TLMD Holdings, LLC.

				Expiration/Renewal
License Holder	Address		Permit/License No.	Date (MM/DD/YY)	License Type
The Pottery Inc.	5042	Venice Blvd.	CCL18-0000935	04/01/21	Adult-Use-Specialty Indoor
	Los Angeles, CA
	90019
The Pottery Inc.	5042	Venice Blvd.	C11-0000726-LIC (BCC)	07/08/21	Adult-Use & Medicinal – Distributor License
	Los Angeles, CA
	90019

Manufacturing and Distribution

Our Lompoc CMS Asset is a roughly 22,000 sq. ft. property purpose-built to convert cannabis biomass into CPG, located less than a four-hour drive from both the San Francisco Bay Area and Los Angeles, and about one hour’s drive from GH Group’s cultivation facilities. The CMS Asset holds a Type 7 cannabis manufacturing license which enables it to conduct all manufacturing, extraction, infusion, conversion, and packaging processes legal in the State of California, ranging from physical, “solventless” extraction processes to volatile solvent extraction and remediation methods. This allows the facility the optionality to produce a wide variety of cannabis products.

The CMS Asset also holds a Type 11 cannabis distribution license, which activates the facility as a distribution hub for the GH Group’s California operations. Given the logistical issues that the state framework can engender as a result of testing, quarantine and distribution regulations, this license can simplify some of the supply chain challenges faced by an operator of our scale relying on third-party distribution services.

The City of Lompoc levies 0% city tax on cannabis manufacturing and distribution activities, substantially better than the 2-10% tax charged by most other jurisdictions where such activities are permitted at all.

On February 1, 2020, we acquired a licensed concentrates and extractions business in financial distress that was subsequently disposed of in its entirety on March 3, 2021.

CMS Asset

The CMS Asset facility was renovated in collaboration with extraction and manufacturing professionals with substantial combined experience in the category of extraction and manufacturing and in creating such facilities. Operational efficiency at scale and process optionality were core to the design philosophy implemented in anticipation of an evolving landscape for both cannabis product trends and extraction and manufacturing technologies. To this end, extensive HVAC systems, thorough access management controls, and intensive safety protocols were implemented to enable safe and compliant volatile-solvent extraction capability at large scale, and even the layout of the facility itself creates workflow efficiency while also enhancing safety. Products in process move through the facility in an optimized flow. Walls are treated with antimicrobial and antifungal coatings to seek to ensure product purity and safety. Deep freezer capacity has been maximized to enable large-scale “live” extraction processes, which use cannabis plants flash-frozen upon harvest as their raw material. The power supply has been upgraded to support production far in excess of foreseeable output, and office space has been updated to enable better facility management.

Options for products that can be produced at the facility cover a broad range of cannabis manufactured goods, from cannabis-infused foods and beverages to “dabbable” concentrates.

Manufacturing and Distribution Licenses

The applicable license for manufacture issued by the California Department of Public Health, Manufactured Cannabis Safety Branch is held by CA Manufacturing Solutions LLC (a wholly owned subsidiary of ours), as described in the table below. The applicable license for distribution issued by BCC is held by CA Manufacturing Solutions LLC, as described in the table below.

Expiration/Renewal
License Holder	Address	Permit/License No.	Date (MM/DD/YY)	License Type
CA Manufacturing	1637 W. Central	CDPH-10002412	04/12/21	Annual Manufacturing
Solutions LLC	Ave. Lompoc, CA			License – Adult and
	93436			Medicinal Cannabis
Products
Type 7: Volatile
Solvent Extraction
CA Manufacturing	1637 W. Central	C11-0000031-LIC (BCC)	04/30/21	Adult-Use &
Solutions LLC	Ave. Lompoc, CA			Medicinal – Distributor
	93436			License

Wholesale Sales

In addition to sending cultivated biomass to the CMS Asset for manufacture, we also sell our biomass on various wholesale markets.

WHOLESALE - BULK BIOMASS	Q1	Q2	Q3	Q4	TOTAL
Number of Bulk Customers	14	21	18	19	36
Total Revenue	$2.4	$6.5	$6.6	$8.4	$23.9
Average Revenue per Customer	$0.1	$0.3	$0.3	$0.4	$0.7
Top 5 customers (% of sales)	68.8%	80.6%	83.2%	78.3%	69.1%
Top 10 customers (% of sales)	92.1%	93.0%	96.7%	94.9%	83.5%

Dollar figures in above table are expressed in millions and each quarter refers to the applicable quarter of the 2020 financial year.

Further, we have a wholesale business selling branded consumer packaged goods to distributors and retailers in the State of California. In December 2020, the Glass House Farms brand was the second highest grossing flower brand in California according to BDS.6

WHOLESALE – OWNED BRANDS Consumer Packaged Goods		Q1 2020	Q2 2020	Q3 2020	Q4 2020	Total
Cumulative Points of Distribution		64	151	239	273	273
Revenue by Brand	100.0%	$1.3	$2.2	$3.5	$6.2	$13.2
Glass House Farms	71.4%	0.4	1.4	2.5	5.2	9.5
Other	28.6%	0.1	0.2	0.5	0.4	1.2
Revenue by Category	100.0%	$1.3	$2.2	$3.5	$6.2	$13.2
Flower	71.4%	0.5	1.4	2.8	5.0	9.7
Concentrates	19.3%	0.7	0.2	0.4	0.5	1.8
Pre-rolls	9.3%	-	0.2	0.2	0.5	0.9
Vape	19.3%	-	0.4	0.1	0.2	0.7
Other	9.3%	0.1	-	-	-	0.1

Dollar figures in above table are expressed in millions.

Combined wholesale revenue for the three-months and twelve-months ended December 31, 2020 was $14.6 million and $37.1 million, respectively. Annually, combined wholesale revenue increased 147% from $15 million for the twelve-months ended December 31, 2019.

Cumulatively, Q4 2020 wholesale revenue grew 45% from $10.1 million in Q3 2020. Revenue from wholesale sales of biomass increased by 29%, from $6.5 million in Q3 2020 to $8.4 million in Q4 2020. Revenue from wholesale sales of CPG increased by 72%, from $3.6 million in Q3 2020 to $6.2 million in Q4 2020.

We rely on a single large distributor to provide the bulk of our wholesale sales, which provided approximately 99% of its wholesale revenue in 2020 and has provided approximately 84% of its year to date wholesale sales. We are currently negotiating an exclusive contract for distribution for an initial one (1)-year term with its major distributor. Although we are not dependent on this relationship, a change in the status of the distributor or the relationship is likely to cause a material impact until we can develop relationships with alternative distributors to carry its goods.

Each of the following licensed facilities are responsible for more than 10% of our gross revenue: Casitas, Padaro, Farmacy SB, and Bud and Bloom.

6 BDS Analytics (2020). Sales in December 2020. Available at: https://www.BDSA.com.

Brand, Product and Marketing

The creation of dominant, extensible CPG products and brands is our strategic mission. While many cannabis businesses prioritized brand building and customer acquisition before securing a reliable product flow, we believe that in a consumer-focused CPG space, consistent delivery of high-quality product at an attractive price point is a first principle, and a prerequisite for any other activity.

As production quantity has increased and our products have become more widely distributed, we have been pleased to receive recognition for its improved product quality from cannabis-friendly media outlets such as LA Weekly, to cannabis influencers and connoisseur cannabis reviewers such as Respect My Region7.

We do not aim to create a consumer-facing corporate-umbrella brand, but instead takes a “House of Brands” approach, with a portfolio of brand assets constructed on consumer data, consumer segmentation, analysis and insights.

We have taken care to segment its consumer and product types so as to cover a broad swath of the market, from new cannabis users to connoisseurs, across a range of use cases, product formats, and price points. Glass House Farms, our flagship brand, provides best-in-class, affordable cannabis flower products for everyday consumption. Its product range includes eighth-ounce flower jars, quarter-ounce smalls bags, 1g single pre-roll joints, five half-gram pre-roll multipacks, and Grower’s Choice, its premium “cream of the crop” line of eighth-ounce flower jars. Forbidden Flowers, our brand collaboration with an actress, highlights a sensual cannabis style and cannabis’ capacity to enable self-knowledge and self-expression. Its lines of eighth-ounce flower jars and two-packs of colorful half-gram pre-roll joints use strains complementing the Forbidden Flowers brand positioning, specifically fruit-forward in flavor and relaxing in effects.

Retail

We have operational dispensaries in Santa Barbara, Santa Ana, Los Angeles and Berkeley, California. We use clean, minimalistic retail space with a focus on local sourcing and sustainably grown cannabis. Our staff has substantial knowledge on the health and wellness benefits of cannabis, as well as our focus on educating customers on responsible adult-use, including understanding appropriate dosing.

We offer a curated selection of high quality cannabis products in a variety of price tiers, servicing the wide range of the community. The product selection will specifically promote local and sustainably cultivated cannabis through sourcing of brands that are local to the retail facility and a focus on educating customers on the importance of supporting the local economy by purchasing locally grown cannabis. Our motto is “Local Farms, Local People, Local Values”. This ethos is woven into purchasing decisions and illustrates our prioritization of locally cultivated and manufactured products.

We intend to curate what it believes to be the best selection of cannabis products from the following categories: flower, edibles, topicals, sublinguals and concentrates. Unlike many cannabis retailers that emphasize high-THC levels in their products, product curation is a specialty of ours and focuses on educating customers, seeking to match needs and desires with appropriate products to provide optimal experiences. This de-emphasis on high-THC helps customers understand the many benefits of a wide range of cannabinoids, including CBD, CBN and THCV, which in many cases may better fulfill the customers’ need states.

7 See Respect My Region (2021). The Farmacy is Committed to Providing a Service Over Sales Experience for Santa Barbara’s Cannabis Community. Available at: https://www.respectmyregion.com/the-farmacy-dispensary-santa-barbara/; Respect My Region (2021). Papaya Punch Strain Review Featuring Glass House Farms Grower’s Choice Cannabis in California. Available at: https://www.respectmyregion.com/papaya-punch-review-glass-house-farms-growers-choice/; Respect My Region (2021). The Runtz Strain Review Featuring El Blunto from Downtown Los Angeles and Glass House Farms from Santa Barbara. Available at: https://www.respectmyregion.com/runtz-strain-el-blunto-glass-house- farms/; Respect My Region (2021). Flo White Strain Review Featuring the Grower’s Choice Line from Glass House Farms in California. Available at: https://www.respectmyregion.com/glass-house-farms-flo-white-review/; Respect My Region (2021). Do-Si-Do Strain Review Featuring Glass House Farms in California. Available at: https://www.respectmyregion.com/glass-house-farms-do-si-dos/; Respect My Region (2021). The GMO Strain Review Featuring Glass House Farms in California. Available at: https://www.respectmyregion.com/gmo-strain-glass- house-farms/; Respect My Region (2021). The Midnight Thorneberry Strain Review Featuring Glass House Farms. Available at: https://www.respectmyregion.com/bella-thorne-midnight-thorneberry-joint/; Respect My Region (2020). Mac 1 Strain Review Featuring El Blunto and Glass House Farms in California. Available at: https://www.respectmyregion.com/mac-1-glass-house-farms-el-blunto/.

Retail Locations

We currently offer online payment processing, as well as in store pickup and home delivery services for adult-use and medicinal-use customers at all locations.

Farmacy SB

The Farmacy SB is located at 128 W Mission Street, Santa Barbara, California. It was first licensed adult-use retail storefront to open in the City of Santa Barbara. GH Group secured one (1) of only three (3) storefront permits from the City of Santa Barbara, after an exhaustive merit-based selection process. Over 60 applicants applied, and the Farmacy SB’s application was one of the highest scored applications. The Farmacy SB was selected for a license due to its compatibility with the surrounding neighborhood, local hiring commitment, employee benefit plans, dedication to compliance and design.

As an example of our contribution to and partnership with the local community. We have sponsored a popular “Neighbor Deal” program that encourages its customers to shop at nearby businesses by offering discounted product if they show a same day receipt. In this manner, the Farmacy SB has also enhanced the quality of the surrounding neighborhood and built positive relationships with neighboring businesses.

The Farmacy SB was voted by local residents as the Best Cannabis Dispensary in 2020.8

2000 De La Vina LLC (a wholly owned subsidiary of ours) leases the property located at 128 W. Mission Street, Santa Barbara, California 93101 from Edwin Begg, Trustee for the Susan Miratti Trust, consisting of approximately 1,342 sq. ft. in a single building. Farmacy SB, Inc. leases the property located at 117-B W. Mission Street, Santa Barbara, California 93101 from Martin Morales, Trustee of the Morales Family Trust, consisting of approximately 1,690 sq. ft. of office space. 2000 De La Vina LLC intends to purchase both properties once the current owners obtain final approval for any required environmental remediation actions, if any, from the required regulatory bodies.

Farmacy SB Licenses

The applicable license for retail issued by BCC is held by Farmacy SB, Inc. (a wholly owned subsidiary of ours), as described in the table below.

License Holder	Address	Permit/License No.	Expiration/Renewal Date (MM/DD/YY)	License Type
Farmacy SB, Inc.	128 W. Mission Street Santa Barbara, CA 93101	C10-0000293- LIC (BCC)	06/25/21	Adult-Use & Medicinal – Retailer License

8Santa Barbara Independent (2020). Best of Santa Barbara 2020 -Cannabis Dispensary. Available at: https://www.independent.com/2020/10/14/best-of-santa-barbara-2020-living-well/.

Farmacy Berkeley

Farmacy Berkeley is located at 3243 Sacramento St, Berkeley, California and has been in operation since 2019. The Farmacy Berkeley strives to bring together cannabis advocates who share a consistent commitment to sustainably produced cannabis products delivered in a welcoming, inviting, and open environment.9

Farmacy Berkeley Licenses

The applicable license for retail issued by BCC is held by Farmacy Berkeley (a wholly owned subsidiary of ours), as described in the table below.

License Holder	Address	Permit/License No.	Expiration/Renewal Date (MM/DD/YY)	License Type
Farmacy Berkeley	3243 Sacramento Street Berkeley, CA 94702	C10-0000506- LIC (BCC)	07/24/21	Adult-Use & Medicinal – Retailer License

The Pottery

The Pottery is located at 5042 Venice Blvd, Los Angeles, California, includes both cultivation and a retail dispensary and has been in operation since 2018. This property is in a high traffic area and is comprised of a 21,000 sq. ft. lot with a 12,000 sq. ft. building. It is centrally located between Beverly Hills, Hollywood, Santa Monica and downtown Los Angeles. Approximately one-third of the facility’s building area is dedicated to The Pottery’s retail shop, while the remaining functions as an indoor cannabis cultivation facility.

The Pottery strives to bring together cannabis enthusiasts from within their local community and create a space that is a welcoming, energetic, and an inclusive environment. The Pottery delivers to a number of nearby cities including Santa Monica, Culver City and West Hollywood. The Pottery also holds a license for the distribution of cannabis goods which enables it to package the flower grown onsite.

The Pottery License

The applicable license for retail issued by BCC is held by The Pottery Inc. (a wholly owned subsidiary of ours), as described in the table below.

License Holder	Address	Permit/License No.	Expiration/Renewal Date (MM/DD/YY)	License Type
The Pottery Inc.	5042 Venice Blvd, Los Angeles, CA 90019	C11-0000389- LIC (BCC)	07/08/21	Adult-Use & Medicinal Retailer License

Bud and Bloom

Bud and Bloom, located at 1327 East St Gertrude PlaceSanta Ana, California, has been in operation since 2016.

In addition to being staffed with knowledgeable wellness advisors, Bud and Bloom has actively sought to develop strong relationships with the local community, including local senior centers, which allows the business to cater to a diverse clientele. Bud and Bloom was awarded the accolades of Top 10 Most Beautiful Dispensaries in America by Leafly in 2017.10

9East Bay Express (2021). Best of The East Bay 2021 – Reader’s Picks: Best Cannabis Delivery. Available at: https://eastbayexpress.com/readers-picks-cannabis/.

Bud and Bloom Licenses

The applicable license for retail issued by BCC is held by Bud and Bloom, as described in the table below.

License Holder	Address	Permit/License No.	Expiration/Renewal Date (MM/DD/YY)	License Type
Bud and Bloom	1327 St. Gertrude Place E. Santa Ana, CA 92705	C10-0000044- LIC (BCC)	05/09/21	Adult-Use & Medicinal – Retailer License

Information Technology & Inventory Management

We have an information technology infrastructure that prioritizes security, compliance, business process support, customer-facing technology, operational systems, data insights, and business intelligence. We use Treez, a third-party software platform, to serve as its inventory management system (“IMS”) and data warehouse. Our IMS supports company-wide operations including sales and point-of-sale transactions, customer data management, production, inventory management, pricing, order management, accounting, finance and purchasing. Our IMS also serves as a data warehouse, allowing for daily inventory management.

We also use our IMS for weekly cycle counts across all retail and storage locations. Our IMS allows for comprehensive reporting on all stages of inventory within the Company. All personally identifiable information is required to be stored and maintained by us in compliance with the California Consumer Privacy Act.

In addition to its IMS, we participate in California’s track and trace system (METRC).

Our websites are its primary customer-facing technology for online customer transactions in its growing direct-to-consumer business. We work with Stronghold to enable bank-to-bank transfers for secure, contactless electronic payments from direct-to-consumer customers.

We intend to continue to implement and use leading tools and technologies that allow it to support and promote growth in its business.

Banking & Processing

We and all of our affiliated entities have accounts with the largest bank headquartered in the greater Los Angeles area. We selected this bank because it is also a subsidiary of one of the largest banks in the United States, which is expected to be helpful as we scale our operations. We currently accept cash and debit cards for sales in the retail locations and cash for sales to direct-to-consumer customers. We also have a relationship with Stronghold to allow direct-to-consumer customers to prepay using a debit card.

Competitive Conditions

We are vertically integrated, we compete on multiple fronts, from manufacturing to retail to delivery, and experiences competition in each of these areas. From a retail perspective, we compete with other licensed retailers and delivery companies in the geographies where retail and delivery services are located. These other retailers range from small local operators to more significant operators with a presence throughout the State of California and other states in the United States. From a product perspective, we compete with other manufactures of brands for shelf space in non-GH Group owned dispensaries throughout California. Similar to certain competitors in the retail space, we compete with manufacturers ranging in size from small local operators to significant operators with a larger presence. Indirectly, we compete with the illicit market, including many illegal dispensaries.

10 Leafly (2017). Top 10 Most Beautiful Dispensaries in America. Available at: https://www.leafly.com/news/lifestyle/beautiful-marijuana- dispensary-designs-and-layouts.

Environmental Protection Requirements

Although a number of environmental restrictions apply to us, they are of a general nature and often tied to limitations on land use and do not affect ongoing operations. The environmental regulations that do affect operations generally relate to natural resource use, such as water use permits, wastewater management, energy generation, and air pollution limitations. Although these regulations limit the scope of potential operations, such financial and operational obligations related to such regulations do not have a material impact on our financial position or operations as currently conducted.

Seasonality

Not applicable.

Legal and Regulatory Matters

The United States federal government regulates drugs through the Controlled Substances Act (21 U.S.C.§ 811), which places controlled substances, including marijuana (defined as all parts of the plant cannabis sativa L. containing more than 0.3 percent tetrahydrocannabinol (“THC”)), in a schedule. Marijuana (also referred to as cannabis) is classified as a Schedule I drug. Under United States federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication.

In the United States, marijuana is largely regulated at the State level. State laws regulating cannabis are in direct conflict with U.S. federal law, which makes cannabis use and possession federally illegal. Although certain states authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts under federal law. The Supremacy Clause of the United States Constitution establishes that the United States Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and State law, the federal law shall apply.

Under President Barack Obama, the U.S. administration attempted to address the inconsistencies between federal and state regulation of cannabis in a memorandum sent by then-Deputy Attorney General James Cole to all United States Attorneys in August 2013 (the “Cole Memorandum”). The Cole Memorandum acknowledged that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several States had enacted laws relating to cannabis for medical and recreational purposes. In March 2017, then newly-appointed Attorney General Jeff Sessions, a long-time opponent of State-regulated medical and recreational cannabis, noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he had previously stated that he did not believe it had been implemented effectively.

On January 4, 2018, former U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys which rescinded previous guidance from the U.S. Department of Justice specific to cannabis enforcement in the United States, including the Cole Memorandum. With the Cole Memorandum rescinded, U.S. federal prosecutors were given discretion in determining whether to prosecute cannabis related violations of U.S. federal law, subject to budgetary constraints. On November 7, 2018, Mr. Sessions tendered his resignation as Attorney General at the request of then President Donald Trump. Following Mr. Sessions’ resignation, Matthew Whitaker began serving as Acting United States Attorney General, until February 14, 2019, when William Barr was appointed as the United States Attorney General. During his Senate confirmation hearing, Mr. Barr stated that he disagrees with efforts by States to legalize marijuana, but would not pursue marijuana companies in States that legalized marijuana under Obama administration policies. He stated further that he would not upset settled expectations that had arisen as a result of the Cole Memorandum. Federal enforcement of cannabis-related activity remained consistent with the priorities outlined in the Cole Memorandum throughout Attorney General Barr’s tenure.

On January 20, 2021, Joseph R. Biden Jr. was sworn in as the new President of the United States. During his campaign, he stated a policy goal to decriminalize possession of cannabis at the federal level. However, he has not publicly supported the full legalization of cannabis. It is unclear how much of a priority decriminalization may be for President Biden’s administration. President Biden nominated federal judge Merrick Garland to serve as his Attorney General. During his confirmation hearings in the Senate on February 22, 2021, Attorney General nominee Garland confirmed that he would not prioritize pursuing cannabis prosecutions in States that have legalized and that are regulating the use of cannabis, both for medical and adult use. The Senate confirmed Judge Garland as Attorney General on March 10, 2021.

There is no guarantee that State laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of State laws within their respective jurisdictions. Unless and until the United States Congress amends the Controlled Substances Act with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that U.S. federal authorities may enforce current U.S. federal law. If the U.S. federal government were to begin to enforce U.S. federal laws relating to cannabis in States where the sale and use of cannabis is currently legal, or if existing applicable State laws are repealed or curtailed, BRND’s target business, results of operations, financial condition and prospects and the Company would likely be materially adversely affected.

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) setting out the Canadian Securities Administrators’ disclosure expectations for specific risks facing issuers with cannabis-related activities in the United States. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry.

Our involvement in the U.S. cannabis market may subject it to heightened scrutiny by regulators, stock exchanges, clearing agencies and other U.S. and Canadian authorities. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on our ability to operate in the U.S. or any other jurisdiction. We have received and continue to receive legal input regarding (i) compliance with applicable State regulatory frameworks, and (ii) potential exposure and implications arising from U.S. federal law in certain respects. We receives such input on an ongoing basis but does not have a formal legal opinion on such matters.

C. Organizational structure.

Our organizational structure is attached as Exhibit 8.1 to this Shell Company Report.

D. Property, plant and equipment.

The Company possesses (i) an aggregate of approximately 550,000 sq. ft. in two operating greenhouse facilities in unincorporated Santa Barbara county that both include associated processing facilities, (ii) a volatile and non-volatile manufacturing and distribution facility in Lompoc, California, and (iii) an additional non-volatile manufacturing facility in Long Beach, California. The Company owns three (3) operating retail dispensaries in Santa Barbara, Santa Ana and Berkeley, California and partially owns and manages a fourth located in Los Angeles, California that includes a specialty indoor cultivation facility.

2000 De La Vina LLC (a wholly owned subsidiary of GH Group) leases the property located at 128 W. Mission Street, Santa Barbara, California 93101 from Edwin Begg, Trustee for the Susan Miratti Trust, consisting of approximately 1,342 sq. ft. in a single building. Farmacy SB, Inc. leases the property located at 117-B W. Mission Street, Santa Barbara, California 93101 from Martin Morales, Trustee of the Morales Family Trust, consisting of approximately 1,690 sq. ft. of office space. 2000 De La Vina LLC intends to purchase both properties once the current owners obtain final approval for any required environmental remediation actions, if any, from the required regulatory bodies.

Our head office is located at 3645 Long Beach Blvd., Long Beach, California, USA.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

A. Operating results.

The following are the results of our operations for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Revenue, Net	$48,259,601	$16,941,426	$8,967,286
Cost of Goods Sold	29,519,143	8,461,551	3,749,373
Gross Profit	18,740,458	8,479,875	5,217,913
Expenses:
General and Administrative	18,637,477	9,354,591	3,094,857
Sales and Marketing	1,489,664	912,842	143,216
Professional Fees	2,040,004	5,196,993	1,913,865
Depreciation and Amortization	2,576,263	1,455,780	767,567
Total Expenses	24,743,408	16,920,206	5,919,505
Loss from Operations	(6,002,950)	(8,440,331)	(701,592)
Other Expense (Income):
Interest Expense	2,179,137	636,762	597,427
Interest Income	(115,572)	(443,523)	(308,591)
Loss on Investments	2,126,112	1,147,968	166,059
Loss (Income) on Change in Fair Value of Derivative Liabilities	251,663	-	-
Other Expense (Income), Net	(203,345)	(19,419)	(202,397)
Total Other Expense	4,237,995	1,321,788	252,498
Loss from Operations Before Provision for Income Taxes	(10,240,945)	(9,762,119)	(954,090)
Provision for Income Taxes	6,418,533	972,520	357,352
Net Loss	(16,659,478)	(10,734,639)	(1,311,442)
Net Income (Loss) Attributable to Non-Controlling Interest	-	(511,465)	211,396
Net Loss Attributable to Shareholders / Members of GH Group	$(16,659,478)	$(10,223,174)	$(1,522,838)

Revenue

2020

Revenue for the year ended December 31, 2020 was $48.3 million, which represents an increase of $31.3 million or 185% from $16.9 million for the year ended December 31, 2019. Revenue growth in 2020 was primarily driven by an increase in cannabis production from our second greenhouse cultivation facility, which commenced operations in Q1 2020 and expanded operational canopy from approximately 113,000 square feet at the end of December 2019, to over 390,000 square feet by the 2020. Our cannabis retail dispensaries also contributed to year over year revenue growth, with a full year of operations in 2020 versus less than 6 months of operations in 2019.

2019

For the year ended December 31, 2019, revenue was $16.9 million, which represents an increase of $8.0 million or 89% from $9.0 million for the year ended December 31, 2018. Revenue growth in 2019 was primarily driven by an increase in cannabis production from our first greenhouse cultivation facility, which operated at full capacity throughout 2019, and at partial capacity in 2018 while we ramped up operations. We began retail operations in Q3 2019, opening one store and acquiring another, which also increased revenue from the prior year.

2018

For the year ended December 31, 2018, revenue was $9.0 million. Revenues during 2018 consisted primarily of bulk biomass sales produced from our first greenhouse cultivation facility.

Cost of Goods Sold

2020

For the year ended December 31, 2020, cost of goods sold was $ 29.5 million, which represents an increase of $21.1 million or 249% from the prior year amount of $8.5 million. Cost increases were primarily attributable to our expanding cannabis cultivation operation which grew over 300% from the prior year. Our cannabis dispensaries also contributed to year over year cost increases, with a full year of operations in 2020 and less than 6 months of operations in 2019.

2019

For the year ended December 31, 2019, cost of goods sold was $8.5 million, which represents an increase of $4.7 million or 126% from the prior year amount of $3.7 million. Cost increases were primarily due to our grow operations being fully operational throughout 2019 and only partially operational in 2018. We began retail operations in Q3 2019, opening one store and acquiring another, which also increased cost of goods sold from the prior year.

2018

For the year ended December 31, 2018, cost of goods sold was $3.7 million. Our cost of goods sold is a direct result of our grow operations during 2018.

General and Administrative

2020

For the year ended December 31, 2020, general and administrative expenses was $18.6 million, which represents an increase of $9.3 million or 99% from the prior year amount of $9.4 million. General and administrative cost increases are primarily attributable to headcount additions required to support operational expansion initiatives and include stock-based compensation, salary expenses, employee benefits, selling costs and incidental expenses related to corporate, cultivation and retail operations.

2019

For the year ended December 31, 2019, general and administrative expenses was $9.4 million, which represents an increase of $6.3 million or 202% from the prior year amount of $3.1 million. General and administrative cost increases are primarily attributable to headcount additions required to support operational expansion initiatives and include stock-based compensation, salary expenses, employee benefits, selling costs and incidental expenses related to corporate, cultivation and retail operations.

2018

For the year ended December 31, 2018, general and administrative expenses was $ 3.1 million. General and administrative expenses include stock-based compensation, salary expenses, employee benefits, selling costs and incidental expenses related to corporate, cultivation and retail operations.

Sales & Marketing

2020

For the year ended December 31, 2020, sales and marketing expenses was $1.5 million, which represents an increase of $0.6 million or 63% from the prior year amount of $0.9 million. Our cannabis dispensaries contributed to year over year cost increases, with a full year of operations in 2020 and less than 6 months of operations in 2019. Sales and marketing expenses include advertising and promotions in various media outlets.

2019

For the year ended December 31, 2019, sales and marketing expenses was $0.9 million, which represents an increase of $0.8 million or 537% from the prior year amount of $0.1 million. Marketing expenses increased year over year to support our retail operations, which began Q3 2019.

2018

For the year ended December 31, 2018, we incurred $0.1 million of sales and marketing expenses for general advertising and promotions in various media outlets.

Professional Fees

2020

For the year ended December 31, 2020, professional fees were $2.0 million, which represents a decrease of $3.2 million or 61% from the prior year amount of $5.2 million. The decrease from 2019 was a result of the preparatory work performed in 2019 for business combinations, mergers and acquisitions. During 2020, we deliberately curtailed the use of consultants.

2019

For the year ended December 31, 2019, professional fees were $5.2 million, which represents an increase of $3.3 million or 172% from the prior year amount of $1.9 million. The increase from 2018 is a direct result of our merger and acquisition activity, capital raises, preparatory work required for business combinations executed in 2020 and to support operational expansion initiatives.

2018

For the year ended December 31, 2018, professional fees were $ 1.9 million. Professional fees in 2018 represent fees paid to part time operational and accounting consultants and for legal and advisory fees.

Other Expense

2020

For the year ended December 31, 2020, net other expenses were $4.2 million, which represents a increase of $2.9 million or 221% from the prior year amount of $1.3 million. The increase from 2019 was a result of the increase in interest expense from our debt incurred during 2020 and an increase in our unrealized losses on our equity method investments.

2019

For the year ended December 31, 2019, net other expenses were $1.3 million, which represents an increase of $1.0 million or 323% from the prior year amount of $0.3 million. The increase from 2018 was primarily a result of the increase in our unrealized losses on our equity method investments.

2018

For the year ended December 31, 2018, net other expenses were $0.3 million. Net other expenses in 2018 is primarily represented by interest expense ($0.6 million), offset by interest income of $0.3 million from our notes receivables.

B. Liquidity and capital resources.

Overview

Historically, our primary source of liquidity has been capital contributions made by equity investors and debt issuances. We expect to generate positive cash flow from its operations going forward and expects such positive cash flow to be its principal source of future liquidity. In the event sufficient cash flow is not available from operating activities, we may continue to raise equity or debt capital from investors in order to meet liquidity needs.

Financial Condition

Cash Flows

The following table summarizes our consolidated statement of cash flows from continuing operations for the year end December 31:

	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
NET CASH USED IN OPERATING ACTIVITIES	$(7,697,679)	$(3,434,706)	$(909,209)
CASH FLOWS FROM INVESTING ACTIVITIES:
NET CASH USED IN INVESTING ACTIVITIES	(7,719,045)	(15,788,070)	(14,845,042)
CASH FLOWS FROM FINANCING ACTIVITIES:
NET CASH PROVIDED BY FINANCING ACTIVITIES	17,320,089	8,080,108	23,873,520
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,903,366	(11,142,668)	8,119,269
Cash and Cash Equivalents, Beginning of Period	2,631,886	13,774,554	5,655,285
CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,535,251	$2,631,886	$13,774,554

Cash Flow Provided by Operating Activities

2020

Cash used in operating activities totaled $ 7.7 million in 2020. This was primarily driven by the net loss incurred of $16.7 million during the year, increases in accounts receivable ($3.5 million) and buildup of inventory ($3.8 million) resulting from increased operations. The use of cash in operations was offset by the increase in trade payables and accrued liabilities ($1.9 million), increase in income taxes payable ($3.9 million), increases in deferred tax liabilities, net ($1.3 million) and non-cash expense from interest capitalized to notes payable ($ 1.1 million), share-based compensation ($2.5 million), accretion of debt discounts on loans ($1.1 million), loss on equity method investments ($2.1 million) and depreciation and amortization ($2.6 million).

2019

Cash used in operating activities totaled $3.4 million in 2019. This was primarily driven by the net loss incurred of $10.8 million during the year as a result from increased operations. The use of cash in operations was offset by the increase in trade payables and accrued liabilities ($3.2 million) and non-cash expense from share-based compensation ($1.9 million), unrealized loss on equity method investments ($1.1 million) and depreciation and amortization ($1.5 million).

2018

Cash used in operating activities totaled $0.9 million in 2018. This was primarily driven by the net loss incurred of $1.4 million during the year, increases in accounts receivable ($0.5 million) and buildup of inventory ($0.8 million) resulting from increased operations. The use of cash in operations was offset by non-cash expense from share-based compensation ($0.8 million) and depreciation and amortization ($0.8 million).

Cash Flow Provided by (Used in) Investing Activities

2020

Cash used in investing activities totaled $ 7.7 million in 2020. This was primarily driven by the purchase of property and equipment ($3.9 million) purchase of investments ($2.9 million) and issuance of notes receivables ($1.1 million).

2019

Cash used in investing activities totaled $15.8 million in 2019. This was primarily driven by the purchase of property and equipment ($5.7 million), purchase of investments ($5.1 million), issuance of notes receivables ($3.5 million) and cash paid for an acquisition ($1.9 million).

2018

Cash used in investing activities totaled $14.8 million in 2018. This was primarily driven by the purchase of property and equipment ($12.7 million) and the purchase of investments ($3.2 million). Cash outflows from investing activities were offset by repayments on notes receivables during the year ($1.1 million).

Cash Flow Provided by (Used in) Financing Activities

2020

Cash provided by financing activities totaled $17.3 million in 2020. This was primarily driven by cash proceeds from the issuance of notes and convertible notes payable during the year ($18.4 million) which was offset by payments on notes payable ($1.1 million).

2019

Cash provided by financing activities totaled $8.1 million in 2019. This was primarily driven by cash proceeds from the issuance of notes payable during the year ($1.7 million), cash contributions from investors ($8.1 million) offset by payments of notes payable during the year ($0.9 million).

2018

Cash provided by financing activities totaled $23.9 million in 2018. This was primarily driven by cash proceeds from the issuance of notes and convertible notes payable during the year ($9.9 million), cash contributions from investors ($16.4 million) offset by payments of distributions to shareholders during the year ($2.0 million).

As previously noted, our primary source of liquidity has been capital contributions and debt capital made available from investors. We expect to generate positive cash flow from its operations going forward and expects such positive cash flow to be its principal source of future liquidity. In the event sufficient cash flow is not available from operating activities, we may continue to raise equity capital from investors in order to meet liquidity needs. We do not have any committed sources of financing, nor significant outstanding capital expenditure commitments.

Contractual Obligations

We have contractual obligations to make future payments, including debt agreements and lease agreements from third parties and related parties.

The following table summarizes such obligations as of December 31, 2020:

	2021	2022	2023 - 2024	After 2024	Total
Notes Payable from Third Parties and Related Parties	$601,187	$-	$2,189,264	$22,839,551	$25,630,002
Leases obligations	731,354	745,094	1,526,302	1,231,207	4,233,957
Total Contractual Obligations	$1,332,541	$745,094	$3,715,566	$24,070,758	$29,863,959

Transactions with Related Parties

Reposition Debt Transactions

Reposition Investments, LLC, a Texas limited liability company (“Reposition”) and an affiliate of our shareholder, agreed to make a $1,000,000 unsecured bridge loan to us at an interest rate of 8% per annum to fund us until the initial close of senior notes offering, pursuant to that certain promissory note, dated as of January 24, 2020, issued by us in favor of Reposition. In February 2020, we executed and delivered to Reposition, and Reposition accepted, documentation in substantially the form of the approved senior secured convertible notes to cancel and reissue the bridge note as part of the senior convertible notes offering. Accordingly, as of December 31, 2020, the Reposition bridge note is no longer outstanding, and Reposition’s senior convertible note balance of $1,000,000 principal balance is included as a component of convertible notes noted above. As of December 31, 2020 and 2019, no amounts were due under the original notes.

Magu Farm Lenders Debt Transactions

In 2018, Magu Farm LLC issued approximately $9,925,000 in secured promissory notes convertible into equity interests in Magu Investment Fund (collectively, the “Magu Farm Convertible Notes”) to certain lenders who are affiliates of our shareholders (collectively, the “Magu Farm Lenders,” and individually, a “Magu Farm Lender”).

On October 7, 2019, Magu Farm LLC and Magu Investment Fund notified each Magu Farm Lender of Magu Investment Fund’s intention to merge with and into us at the closing of a roll-up transaction (the “Roll-Up”). Subsequent to such notification, effective as of October 7, 2019, each Magu Farm Lender other than Kings Bay Investment Company Ltd., a Cayman Islands company (“KBIC”), entered into a letter agreement pursuant to which such Magu Farm Lender, among other things, (a) converted its respective Magu Farm Convertible Note with an aggregate value of $8,000,000 into equity interests in Magu Investment Fund and (b) agreed to terminate both the co-lending agreement and its respective security interest as defined in the agreement. All accrued and unpaid interest were paid prior to conversion. KBIC balance which was not converted remained. Effective as of March 1, 2020, KBIC assigned the note (the “Kings Bay Note”) to Kings Bay Capital Management Ltd., a Cayman Islands company (“KBCM”).

Effective as of April 10, 2020, KBCM and us entered into an assignment, novation and note modification agreement and a security agreement, pursuant to which, among other things, (a) the company assumed all of Magu Farm LLC’s rights, duties, liabilities and obligations under the Kings Bay Note, (b) the Kings Bay Note was modified, among other things, such that KBCM has the right to convert the Kings Bay Note into Class A Shares at the same conversion price accorded to the other Magu Farm Lenders, and (c) the obligations under the Kings Bay Note were secured by a pledge of our subsidiaries’ securities but expressly subordinated to the holders of the senior convertible notes. As a result of the modification, we recorded an loss on extinguishment of debt due to modification for approximately $389,000 which is included as a component of other income, net in the accompanying consolidated statement of operations. As of December 31, 2020 and 2019, the balance due to KBCM is $2,189,264 and $1,925,000, respectively.

Graham S. Farrar Living Trust – Related Party

On October 5, 2019, G&H Supply Company LLC issued a promissory note in the original principal amount of $315,000 in favor of the Graham S. Farrar Living Trust established February 2, 2000 (the “Farrar Trust”), an affiliate of Graham Farrar (the “Original G&H / Farrar Note”). Effective as of February 20, 2020, we executed and delivered to the Farrar Trust, and the Farrar Trust accepted, documentation in substantially the form of the approved forms of note offering documents to cancel and reissue the loan evidenced by the Original G&H / Farrar Note as part of the convertible debt offering. As of December 31, 2020 and 2019, the balance of these notes was $0, and $316,262, respectively.

BFP Debt Transactions

In connection with the Incubation, Beach Front Properties, LLC, a California limited liability company (“BFP”), advanced to Magu Capital loans in the aggregate principal amount of $400,000 (the “BFP Loans”), which BFP Loans were documented by that certain promissory note dated as of June 7, 2017 and that certain promissory note dated as of March 22, 2018 (together, the “BFP Notes”), and the remaining monetary portion of the BFP Loans was not previously documented but intended by BFP and Magu Capital to be advanced under the same terms as set forth in the BFP Notes. Magu Capital used the proceeds of the BFP Loans to pay certain of our expenses. Effective as of June 30, 2020: (a) Magu Capital assigned to us, we assumed and Magu Capital was released from, all of Magu Capital’s rights, duties and obligations under the BFP Loans; and (b) we executed and delivered to BFP, and BFP accepted, documentation in substantially the form of the approved convertible debt offering.

Incubation Services

Effective January 1, 2019, we and Magu Capital LLC, a California limited liability company (“Magu Capital”), entered into a services and incubation agreement (the “Services and Incubation Agreement”), pursuant to which Magu Capital agreed to perform certain advisory and business “incubation” services for us (and incur certain fees and expenses on behalf of us as part of and as performance for such services) (collectively, the “Incubation”) in consideration of our agreement to issue to Magu Capital, upon a date certain following the closing of the Roll-Up as reasonably determined by our board of directors, a warrant to purchase a fixed number of Class A Shares at an agreed upon strike price and no later than three years following the grant date.

On July 23, 2020, we issued to Magu Capital a warrant to purchase exercise shares (the “Magu Capital Warrant”), in full satisfaction of our obligations under the Services and Incubation Agreement to compensate Magu Capital for the Incubation. The value of the warrants was fair valued at approximately $ 427,000. We recorded a gain on extinguishment of the liability in the amount of approximately $573,000 which is recorded as a component of other income in the accompanying consolidated statement of operations. The balance due to Magu Capital as of December 31, 2020 and 2019 was $0 and$1,773,879, respectively and is included as a component of accounts payable and accrued liabilities in the consolidated and combined balance sheet.

Issuance of Class B Shares for Management Services

In January 2020, we as part of the roll up and re-organization: (a) issued to APP Investment Advisors LLC, a California limited liability company (“APP Investment Advisors”), an affiliate of certain significant shareholders, 9,047,226 shares of our Class B common stock (“Class B Shares”), in exchange for certain management services rendered by APP Investment Advisors for AP Investment Fund; and (b) issued to Magu Capital, an affiliate of certain significant shareholders, 23,248,044 Class B Shares, in exchange for certain management services rendered by Magu Capital for CA Brand Collective, Magu Investment Fund and MG Padaro Fund.

Asset Management Fees

We have an agreement with certain related parties which provide asset management services. Fees are paid quarterly. For the year ended December 31, 2020, 2019 and 2018, we incurred expenses of approximately $0, $822,000 and $590,000, respectively.

C. Research and development, patents and licenses, etc.

None.

D. Trend information.

Unless otherwise disclosed elsewhere in this Shell Company Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates.

Use of Estimates

The preparation of the consolidated and combined financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the consolidated and combined financial statements and the reported amounts of total net revenue and expenses during the reporting period. We regularly evaluate significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation of property and equipment, amortization of intangible assets, inventory valuation, share-based compensation, business combinations, goodwill impairment, long-lived asset impairment, purchased asset valuations, fair value of financial instruments, compound financial instruments, derivative liabilities, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results we experience may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, our future results of operations will be affected.

Estimated Useful Lives and Depreciation of Property and Equipment

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Estimated Useful Lives and Amortization of Intangible Assets

Amortization of intangible assets is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgment. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions.

Impairment of Long-Lived Assets

For purposes of the impairment test, long-lived assets such as property, plant and equipment and definite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity- specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies, at the date of evaluation. The reversal of impairment losses is prohibited.

Leased Assets

We adopted Audit Standards Update (“ASU”) 2016-02, “Leases (Topic 842)” (“ASC 842”) using the full retrospective approach, which provides a method for recording existing leases at adoption using the effective date as its date of initial application. Accordingly, we have recorded our leases at our inception. We elected the package of practical expedients provided by ASC 842, which forgoes reassessment of the following upon adoption of the new standard: (1) whether contracts contain leases for any expired or existing contracts, (2) the lease classification for any expired or existing leases, and (3) initial direct costs for any existing or expired leases. In addition, we elected an accounting policy to exclude from the balance sheet the right-of-use assets and lease liabilities related to short-term leases, which are those leases with a lease term of twelve months or less that do not include an option to purchase the underlying asset that we are reasonably certain to exercise.

We apply judgment in determining whether a contract contains a lease and if a lease is classified as an operating lease or a finance lease. We apply judgement in determining the lease term as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. All relevant factors that create an economic incentive for it to exercise either the renewal or termination are considered. We reassess the lease term if there is a significant event or change in circumstances that is within our control and affect our ability to exercise or not to exercise the option to renew or to terminate. In adoption of ASC 842, we applied the practical expedient which applies hindsight in determining the lease term and assessing impairment of right-of-use assets by using its actual knowledge or current expectation as of the effective date. We also applied judgment in allocating the consideration in a contract between lease and non-lease components. It considers whether we can benefit from the right-of-use asset either on its own or together with other resources and whether the asset is highly dependent on or highly interrelated with another right of-use asset. Lessees are required to record a right of use asset and a lease liability for all leases with a term greater than twelve months. Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected remaining lease term. The incremental borrowing rate is determined using estimates which are based on the information available at commencement date and determines the present value of lease payments if the implicit rate is unavailable.

Income Taxes

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the combined balance sheet. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.

We follow accounting guidance issued by the Financial Accounting Standards Board (“FASB”) related to the application of accounting for uncertainty in income taxes. Under this guidance, we assess the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.

Convertible Instruments

We evaluate and accounts for conversion options embedded in our convertible instruments in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities”. Professional standards generally provide three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of Conventional Convertible Debt Instrument”.

We account for convertible instruments (when we determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance ASC 470, “Accounting for Convertible Securities with Beneficial Conversion Features”, as those professional standards pertain to “Certain Convertible Instruments”. Accordingly, we record, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption. We also record when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. ASC 815-40 provides that generally, if an event is not within the entity’s control could or require net cash settlement, then the contract shall be classified as an asset or a liability.

Derivative Liabilities

We evaluate our agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the Consolidated Statements of Operations. In calculating the fair value of derivative liabilities, we use a valuation model when Level 1 inputs are not available to estimate fair value at each reporting date. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the Consolidated Balance Sheets as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within twelve months of the Consolidated Balance Sheets date.

Business Combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition related transaction costs are expensed as incurred and included in the consolidated and combined statements of operations. Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair value at the date of acquisition. When we acquire control of a business, any previously held equity interest also is remeasured to fair value. The excess of the purchase consideration and any previously held equity interest over the fair value of identifiable net assets acquired is goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously held equity interest, the difference is recognized in the Consolidated and combined Statements of Operations immediately as a gain on acquisition.

Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. We allocate the total cost of the acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions regarding multiple, highly subjective variables, including those with respect to future cash flows, discount rates, asset lives, and the use of different valuation models, and therefore require considerable judgment. Our estimates and assumptions are based, in part, on the availability of listed market prices or other transparent market data. These determinations affect the amount of amortization expense recognized in future periods. We base our fair value estimates on assumptions we believes to be reasonable but are inherently uncertain. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with ASC 450, “Contingencies”, as appropriate, with the corresponding gain or loss being recognized in earnings in accordance with ASC 805.

Share-Based Compensation

We have a share-based compensation plan comprised of stock options (“Options”) and stock appreciation rights (“SARs”). Options provide the right to the purchase of one Series A Common share per option. Stock appreciation rights provide the right to receive cash from the exercise of such right based on the increase in value between the exercise price and the fair market value of our Series A Common shares at the time of exercise. We have issued both incentive stock options and non-qualified stock options.

We account for our share-based awards in accordance with ASC Subtopic 718-10, “Compensation – Stock Compensation,” which requires fair value measurement on the grant date and recognition of compensation expense for all share-based payment awards made to employees and directors, including restricted share awards. For stock options, we estimate the fair value using a closed option valuation (Black-Scholes) model. When there are market-related vesting conditions to the vesting term of the share-based compensation, we use a valuation model to estimate the probability of the market-related vesting conditions being met and will record the expense. The fair value of restricted share awards is based upon the quoted market price of the common shares on the date of grant. The fair value is then expensed over the requisite service periods of the awards, net of estimated forfeitures, which is generally the performance period and the related amount is recognized in the consolidated and combined statements of operations.

The fair value models require the input of certain assumptions that require our judgment, including the expected term and the expected share price volatility of the underlying share. The assumptions used in calculating the fair value of share-based compensation represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change resulting in the use of different assumptions, share-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If the actual forfeiture rate is materially different from management’s estimates, the share-based compensation expense could be significantly different from what we have recorded in the current period.

Financial Instruments

Measurement

All financial instruments are required to be measured at fair value on initial recognition, plus, in the case of a financial asset or financial liability not at FVTPL, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at FVTPL are expensed in profit or loss. Financial assets and financial liabilities with embedded derivatives are considered separately when determining whether their cash flows are solely payment of principal and interest. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods, with any changes taken through profit and loss or other comprehensive income (irrevocable election at the time of recognition). For financial liabilities measured subsequently at FVTPL, changes in fair value due to credit risk are recorded in other comprehensive income.

Fair Value

We apply fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Impairment

We assess all information available, including on a forward-looking basis the expected credit loss associated with our assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, we compare the risk of a default occurring on the asset at the reporting date with the risk of default at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information. For accounts receivable only, we apply the simplified approach as permitted by ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The simplified approach to the recognition of expected losses does not require us to track the changes in credit risk; rather, we recognize a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to us under the contract, and the cash flows that we expect to receive. We assess all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macro-economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost. We measure expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement.

Changes in Accounting Policies Including Adoption

In December 2019, the FASB issued ASU 2019- 12, “Simplifying the Accounting for Income Taxes” which eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. We are currently evaluating the adoption date and impact, if any, adoption will have on our consolidated and combined financial position and consolidated and combined results of operations.

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity Securities (Topic 321)”, “Investments— Equity Method and Joint Ventures (Topic 323)”, and “Derivatives and Hedging (Topic 815)”, which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for us beginning January 1, 2021. We are currently evaluating the adoption date and impact, if any, adoption will have on our consolidated and combined financial position and consolidated and combined results of operations.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt With Conversion and Other Options (Subtopic 470-20)” and “Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for us for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Adoption is applied on a modified or full retrospective transition approach. We are currently evaluating the adoption date and impact, if any, adoption will have on our consolidated and combined financial position and consolidated and combined results of operations.

Financial Instruments and Other Instruments

Fair Value of Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivables, investments, notes receivable trade payables, accrued liabilities, operating lease liabilities and notes payable. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

Level 3 – inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

There have been no transfers between fair value levels during the years.

Other Risks and Uncertainties

Credit Risk

Credit risk is the risk of a potential loss to us if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at December 31, 2020 and 2019 is the carrying values of cash and cash equivalents, restricted cash, accounts receivable, and due from related party. We do not have significant credit risk with respect to our customers. All cash and cash equivalents are placed with major U.S. financial institutions. We provide credit to our customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk but has limited risk as the majority of our sales are transacted with cash.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations associated with financial liabilities. We manage liquidity risk through the management of its capital structure. Our approach to managing liquidity risk is to ensure that we will have sufficient liquidity to settle obligations and liabilities when due. As of December 31, 2020 and 2019, cash generated from ongoing operations was not sufficient to fund operations and growth strategy as discussed above in “Financial Condition, Liquidity and Capital Resources.”

Currency Risk

Our operating results and financial position are reported in U.S. dollars. Some of our financial transactions are denominated in currencies other than the U.S. dollar. The results of our operations are subject to currency transaction and translation risks. Our main risk is associated with fluctuations in Canadian dollars. We hold cash in U.S. dollars, investments denominated in U.S. dollars, debt denominated in U.S. dollars and equity denominated in U.S. and Canadian dollars. Such assets and liabilities denominated in currencies other than the U.S. dollar are translated based on the Company’s foreign currency translation policy. As of December 31, 2020 and 2019, we had no hedging agreements in place with respect to foreign exchange rates. We have not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s financial liabilities have fixed rates of interest and therefore expose the Company to a limited interest rate fair value risk.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. Our investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of investments held in privately-held entities are based on a market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2021 and March 31, 2020 – Mercer Park Brand Acquisition Corp.

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Mercer Park Brand Acquisition Corp. (“Brand”, the “Corporation”, “we”, “our” or “us”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance for the three months ended March 31, 2021. This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited financial statements as at December 31, 2020 and for the year ended December 31, 2020, and the related notes thereto, as well as the condensed interim financial statements as at March 31, 2021 and for the three months ended March 31, 2021, and the related notes thereto. Results are reported in United States dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three months ended March 31, 2021, are not necessarily indicative of the results that may be expected for any future period. The financial statements and the financial information contained in this MD&A were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Further information about the Corporation and its operations can be obtained on www.sedar.com.

The Corporation intends to focus its search for target businesses that operate branded product businesses in cannabis and/or cannabis-adjacent industries; however, the Corporation is not limited to a particular industry or geographic region for purposes of completing its Qualifying Transaction (as defined below). Please refer to the Corporation’s latest annual information form for risk factors and regulatory information (the “AIF”) regarding the cannabis industry.

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements	Assumptions	Risk factors
The Corporation expects to complete a Qualifying Transaction (as defined below).	The Corporation expects to identify an asset or business/businesses to acquire and close a Qualifying Transaction, on terms favourable to the Corporation.	The Corporation’s inability to find a target to complete a Qualifying Transaction within the Permitted Timeline (as defined below), as it may be extended. If we are unable to consummate our Qualifying Transaction within the Permitted Timeline, we will be required to redeem 100% of the outstanding Class A Restricted Voting Shares (as defined below), as described herein.

The Corporation’s ability to meet its working capital needs at the current level for the twelve-month period ending March 31, 2022.	The operating activities of the Corporation for the twelve-month period ending March 31, 2022, and the costs associated therewith, will be consistent with the Corporation’s current expectations; debt and equity markets, exchange and interest rates and other applicable economic conditions favourable to the Corporation.	Changes in debt and equity markets; timing and availability of external financing on acceptable terms; increases in costs; regulatory compliance and changes in regulatory compliance and other local legislation and regulation; interest rate and exchange rate fluctuations; changes in economic conditions; impact of COVID-19 and timing of a Qualifying Transaction.

Inherent in forward-looking statements are risks, uncertainties, and other factors beyond the Corporation’s ability to predict or control. Please also refer to those risk factors referenced in the “Risk Factors” section below and in the AIF. Readers are cautioned that the above chart does not contain an exhaustive list of the factors or assumptions that may affect the forward-looking statements, and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Corporation’s actual results, performance, or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether because of new information or future events or otherwise, except as may be required by law. If the Corporation does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Description of Business

Brand is a corporation which was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a “Qualifying Transaction”). The Corporation’s business activities are carried out in a single business segment.

The Corporation was incorporated on April 16, 2019 under the Business Corporations Act (British Columbia), commenced operations on April 16, 2019. The head office of the Sponsor (as defined below) is located at 590 Madison Avenue, 26th Floor, New York, New York, 10022.

On May 13, 2019, the Corporation completed its initial public offering (the “Offering”) of 40,250,000 Class A Restricted Voting Units (including 5,250,000 Class A Restricted Voting Units issued pursuant to the exercise in full of the over-allotment option) at $10.00 per Class A Restricted Voting Unit. Each Class A Restricted Voting Unit consisted of one Class A restricted voting share (“Class A Restricted Voting Share”) of the Corporation and one-half of a share purchase warrant (each, a “Warrant”). In accordance with the Corporation’s articles, each Class A Restricted Voting Share, unless previously redeemed, will be automatically converted into one Subordinate Voting Share following the closing of a Qualifying Transaction. All Warrants will become exercisable at a price of $11.50 per share, commencing 65 days after the completion of a Qualifying Transaction, and will expire on the day that is five years after the completion of a Qualifying Transaction or may expire earlier if a Qualifying Transaction does not occur within the permitted timeline of 21 months (or 24 months if we have executed a letter of intent, agreement in principle or definitive agreement for a Qualifying Transaction within 21 months but have not completed the Qualifying Transaction within such 21-month period) (“Permitted Timeline”) (subject to extension, as further described herein) from the closing of the Offering or if the expiry date is accelerated. Each Whole Warrant is exercisable to purchase one Class A Restricted Voting Share (which, following the closing of the Qualifying Transaction, would become one Subordinate Voting Share).

In connection with the Offering, the Corporation granted the underwriter a 30-day non-transferable option to purchase up to an additional 5,250,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit, to cover over-allotments, if any, and for market stabilization purposes. The overallotment option was exercised prior to the close of the initial public offering. As a result of the exercise of the over-allotment option, the Founders, (as defined below) own an aggregate of 10,089,750 Class B Shares, including 109,000 Class B Units and 9,810,000 Founders’ Warrants (as defined below).

Concurrent with the completion of the Offering, Mercer Park Brand, L.P. (formerly Mercer Park CB II, L.P.) (the “Sponsor”), a limited partnership formed under the laws of the State of Delaware, indirectly controlled by Mercer Park, L.P., a privately-held family office based in New York, New York and Charles Miles and Sean Goodrich (or persons or companies controlled by them) (collectively with the Sponsor, the “Founders”) purchased an aggregate of 10,089,750 Class B Shares, consisting of 10,069,750 Class B Shares purchased by the Sponsor, 10,000 Class B Shares purchased by Charles Miles, and 10,000 Class B Shares purchased by Sean Goodrich. In addition, the Sponsor purchased an aggregate of 9,810,000 Warrants (“Founders’ Warrants”) at $1.00 per Founders’ Warrant.

Upon closing of the Qualifying Transaction, the Class B Shares would, in accordance with the Corporation’s articles, convert on a 100-for-1 basis into Multiple Voting Shares.

Each Class A Restricted Voting Unit commenced trading on May 13, 2019 on the Neo Exchange Inc. (the “Exchange”) under the symbol “BRND.U” and separated into Class A Restricted Voting Shares and Warrants on June 24, 2019, which trade under the symbols “BRND.A.U”, and “BRND.WT”, respectively. The Class B Shares issued to the Founders will not be listed prior to the completion of the Qualifying Transaction.

The proceeds of $402,500,000 from the Offering are held by Odyssey Trust Company, as Escrow Agent, in an escrow account (the “Escrow Account”) at a Canadian chartered bank or subsidiary thereof, in accordance with the escrow agreement. Subject to applicable law and payment of certain taxes, permitted redemptions and certain expenses, as further described herein, none of the funds held in the Escrow Account will be released to the Corporation prior to the closing of a Qualifying Transaction. The escrowed funds will be held to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a Qualifying Transaction, or an extension to the Permitted Timeline to up to 36 months with shareholder approval from the holders of Class A Restricted Shares and the Corporation’s board of directors, or in the event a Qualifying Transaction does not occur within the Permitted Timeline), (ii) fund a Qualifying Transaction with the net proceeds following payment of any such redemptions and deferred underwriting commissions, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds will also be used to pay the deferred underwriting commissions in the amount of $16,100,000, 75% of which will be payable by the Corporation to the underwriter only upon the closing of a Qualifying Transaction (subject to availability, failing which any short fall would be required to be made up from other sources) and the remaining 25% of which (or, if a lesser amount, the balance of the non-redeemed shares' portion of the Escrow Account, less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) will be payable by the Corporation as it sees fit, including for payment to other agents or advisors who have assisted with or participated in the sourcing, diligence and completion of its Qualifying Transaction.

In connection with consummating a Qualifying Transaction, the Corporation will require approval by a majority of the directors unrelated to the Qualifying Transaction. In connection with the Qualifying Transaction, holders of Class A Restricted Voting Shares will be given the opportunity to elect to redeem all or a portion of their Class A Restricted Voting Shares at a per share price, payable in cash, equal to the pro-rata portion per Class A Restricted Voting Share of: (A) the escrowed funds available in the Escrow Account at the time immediately prior to the redemption deposit timeline, including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account and (ii) actual and expected direct expenses related to the redemption, each as reasonably determined by the Corporation, subject to certain limitations. Each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or any other person with whom such holder or affiliate is acting jointly or in concert, will be subject to a redemption limitation of an aggregate 15% of the number of Class A Restricted Voting Shares issued and outstanding. Class B Shares will not be redeemable in connection with a Qualifying Transaction or an extension to the Permitted Timeline and holders of Class B Shares shall not be entitled to access the Escrow Account should a Qualifying Transaction not occur within the Permitted Timeline.

If the Corporation is unable to complete its Qualifying Transaction within the Permitted Timeline (or within an extension of the Permitted Timeline), the Corporation will be required to redeem each of the Class A Restricted Voting Shares. The Corporation’s Warrants (including the Warrants underlying the Class A Restricted Voting Units and the Class B Units and the Founders’ Warrants) will expire worthless. In such case, each holder of a Class A Restricted Voting Share will receive for an amount, payable in cash, equal to the pro-rata portion per Class A Restricted Voting Share of: (A) the Escrow Account, including any interest and other amounts earned; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of $50,000 of interest and other amounts earned to pay actual and expected expenses related to the dissolution and certain other related costs as reasonably determined by the Corporation. The underwriter will have no right to the deferred underwriting commissions held in the Escrow Account in such circumstances.

On February 2, 2020, the Corporation announced that it has an executed letter of intent in connection with a potential transaction, which would, if consummated, qualify as its qualifying transaction. Accordingly, the Corporation will be permitted until May 13, 2021 (24 months following the closing of its initial public offering) to conclude its qualifying transaction. After quarter-end, the Corporation has sought an extension to the permitted timeline, see Subsequent Events, below.

On March 24, 2021, the Corporation began trading on the OTCQX® Best Market, under the ticker ‘MRCQF’.

Overall Performance

The Corporation has not conducted commercial operations and it is focused on the identification and evaluation of businesses or assets to acquire and there were no notable events that occurred during the reporting periods presented.

For the three months ended March 31, 2021, the Corporation earned interest income of $60,900 (three months ended March 31, 2020 - $1,495,772) and reported a loss of $1,348,294 ($0.13 basic and diluted loss per Class B Share) (three months ended March 31, 2020, income of $1,336,473 ($0.13 basic and diluted income per Class B Share)). The expenses for the three months ended March 31, 2021 primarily related to general and administrative expenses of $1,328,203, foreign exchange loss of $26,199, travel of $54,792, current income tax recovery of $244,184 and deferred income tax of $244,184. The expenses for the three months ended March 31, 2020 primarily related to general and administrative expenses of $164,180, foreign exchange gain of $4,881, travel of $nil, current income tax recovery of $nil and deferred income tax of $nil. Current liabilities as of March 31, 2021 total $1,843,980 (December 31, 2020 - $745,813). Shareholders’ deficiency as of March 31, 2021 is comprised of Class B Shares, unlimited, 10,198,751 issued of $nil (December 31, 2020 - $nil), additional paid-in-capital of ($11,684,284) (December 31, 2020 - ($11,684,284)) and retained earnings of $2,430,543 (December 31, 2020 - $3,778,837) for a net amount of ($9,253,741) (December 31, 2020 – ($7,905,447)) in shareholders’ deficiency.

Commitments and contingencies as of March 31, 2021 total $402,500,000 (December 31, 2020 - $402,500,000). It is comprised of Class A Restricted Voting Shares subject to redemption, 40,250,000 shares (at a redemption value of $10.00 per share).

Working capital, which consists of current assets less current liabilities, is $3,353,497 (December 31, 2020 - $2,559,062) as of March 31, 2021. Management believes the Corporation’s working capital is sufficient for the Corporation to meet its ongoing obligations and meet its objective of completing a Qualifying Transaction.

The weighted average number of Class B Shares outstanding for the three months ended March 31, 2021 was 10,198,751 (three months ended March 31, 2020 – 10,198,751).

Liquidity and Capital Resources

Restricted cash and marketable securities held in escrow	March 31, 2021
United States Treasury Bills	$203,709,233
Accrued interest	$33,751
Restricted cash	$201,895,527
Total restricted cash and marketable securities held in escrow	$405,638,511

Per Class A Restricted Voting Shares subject to redemption	$10.00

Cash held outside the escrow account	$3,630,795

We intend to use substantially all the funds held in the Escrow Account, including interest (which interest shall be net of taxes payable and certain expenses, as well as redemptions) to consummate a Qualifying Transaction. To the extent that, after redemptions, our share capital or debt is used, in whole or in part, as consideration to consummate a Qualifying Transaction, the remaining proceeds held in the Escrow Account may be used as working capital to finance the operations of the target business or businesses, make other acquisitions and/or pursue a growth strategy.

As of March 31, 2021, we had cash held outside of our Escrow Account of $3,630,795, which is available to fund our working capital requirements, including any further transaction costs that may be incurred. We expect to generate negative cash flow from operating activities in the future until our Qualifying Transaction is completed and we commence income generation. We intend to employ a proactive acquisition targeting strategy that identifies potential acquisition targets that align with the Corporation’s investment objectives. Consistent with this strategy, we have identified the following general criteria and guidelines that we believe are important in evaluating prospective acquisition targets:

•	Opportunity to consolidate a highly fragmented marketplace where even the largest brands represent less than 10% market share.

•	Ability to build an institutional-quality cannabis corporation focused on brands and branded products.

•	Companies with strong marketing and brand development expertise.

•	Companies that will benefit from a defined branding strategy.

•	Companies with additional, strategic capabilities-such as distribution, manufacturing, or product development-that support brand value.

•	Orphaned or underinvested brands within existing companies.

•	Companies exhibiting growth and profitability performance that could be enhanced through improved access to capital and financial expertise.

•	Opportunity to provide rescue financing for undercapitalized operators.

•	Companies that will benefit from being a public company.

Management seeks to ensure that our operational and administrative costs are minimal prior to the completion of a Qualifying Transaction, with a view to preserving the Corporation’s working capital.

We do not believe that we will need to raise additional funds to meet expenditures required for operating our business until the consummation of our Qualifying Transaction. We believe that we will have sufficient available funds outside of the Escrow Account to operate the business. However, we cannot be assured that this will be the case. To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Transaction, we may seek funding by way of unsecured loans from our Sponsor and/or its affiliates, up to a maximum aggregate principal amount equal to 10% of the escrowed funds, subject to the consent of the Exchange, which loans would, unless approved otherwise by the Exchange, bear interest at no more than the prime rate plus 1%. Our Sponsor will not have recourse under such loans against the amounts in escrow. Such loans will collectively be subject to a maximum principal amount of 10% of the escrowed funds and may be repayable in cash following the closing of a Qualifying Transaction and may only be convertible into Class B Shares and/or Warrants in connection with the closing of a Qualifying Transaction, subject to Exchange consent.

Discussion of Operations

Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020

The Corporation’s net loss totaled $1,348,294 for the three months ended March 31, 2021, with basic and diluted loss per Class B Share of $0.13. Activities for this period principally related to general and administrative expenses of $1,328,203, foreign exchange loss of $26,199, travel of $54,792, current income tax recovery of $244,184 and deferred income tax of $244,184. These expenses were offset by interest income of $60,900.

The Corporation’s net income totaled $1,336,473 for the three months ended March 31, 2020, with basic and diluted income per Class B Share of $0.13. Activities for this period principally related to general and administrative expenses of $164,180, foreign exchange gain of $4,881, travel of $nil, current income tax of $nil and deferred income tax recovery of $nil. These expenses were offset by interest income of $1,495,772.

Interest Income

Since completion of the Offering, the Corporation’s activity has been limited to the evaluation of business acquisition targets, and we do not expect to generate any operating income until the closing and completion of a Qualifying Transaction. In the interim, we expect to generate small amounts of non-operating income in the form of interest income on cash and short-term investments, including restricted cash and short-term investments held in escrow. As of March 31, 2021, all funds held in escrow were included in United States Treasury Bills, except for $201,895,527 held in a restricted cash account and $33,751 held in accrued interest. Interest income on these investments is not expected to be significant in view of the current low interest rates.

During the three months ended March 31, 2021, the Corporation earned interest income of $60,900 (three months ended March 31, 2020 - $1,495,772).

General and Administrative Expenses

The Corporation’s general and administrative expenses consist of costs required to maintain its public company status in good standing, and expenses incurred to evaluate and identify companies, businesses, assets, or properties for potential acquisition in connection with the Corporation’s Qualifying Transaction. General and administrative costs were $1,328,203 for the three months ended March 31, 2021. General and administrative costs were $164,180 for the three months ended March 31, 2020.

Off-Balance Sheet Arrangements

As of the date of this filing, the Corporation does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Corporation including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Proposed Transactions

See “Subsequent Events”, below

New standards not yet adopted, and interpretations issued but not yet effective

The Corporation does not believe that any accounting standards that have been recently issued but which are not yet effective would have a material effect on the Financial Statements if such accounting standards were currently adopted.

Selected Quarterly Information

A summary of selected information for each of the quarters presented below is as follows:

	Income ($)	Net (Loss) Income ($)		Basic and Diluted Loss per Class B Share ($) (9)
March 31, 2021	-	$(1,348,294	)(8)	(0.13)
December 31, 2020	-	$(144,116	)(7)	(0.01)
September 30, 2020	-	$(161,569	)(6)	(0.02)
June 30, 2020	-	$(83,442	)(5)	(0.01)
March 31, 2020	-	$1,336,473	(4)	0.13
December 31, 2019	-	$1,412,880	(3)	0.16
September 30, 2019	-	$1,611,697	(2)	0.16
Incorporation date to June 30, 2019	-	$(193,086	)(1)	(0.03)

Notes:

(1)  From the Incorporation date to June 30, 2019, the Corporation earned interest income of $40.00 and reported a loss of $193,086 ($0.03 basic and diluted loss per Class B Share). The loss in the current period primary related to general and administrative expenses of $191,614 and foreign exchange of $1,512;

(2)  For the three months ended September 30, 2019, the Corporation earned interest income of $1,695,696 and reported income of $1,611,697 ($0.16 basic and diluted income per Class B Share). The income in the current period primary related to general and administrative expenses of $89,125 and foreign exchange gain of $5,126;

(3)  For the three months ended December 31, 2019, the Corporation earned interest income of $1,601,241 and reported income of $1,412,880 ($0.16 basic and diluted income per Class B Share). The income in the current period primary related to general and administrative expenses of $100,398, travel of $85,000, foreign exchange loss of $2,963, current income tax of $713,425 and deferred income tax recovery of $713,425;

(4)  For the three months ended March 31, 2020, the Corporation earned interest income of $1,495,772 and reported income of $1,336,473 ($0.13 basic and diluted income per Class B Share). The income in the current period primary related to general and administrative expenses of $164,180 and foreign exchange income of $4,881;

(5)  For the three months ended June 30, 2020, the Corporation earned interest income of $49,036 and reported a loss of $83,442 ($0.01 basic and diluted loss per Class B Share). The loss in the current period primary related to general and administrative expenses of $83,493, foreign exchange loss of $28,088 and a current tax expense of $20,897;

(6)  For the three months ended September 30, 2020, the Corporation earned interest income of $113,246 and reported a loss of $161,569 ($0.02 basic and diluted loss per Class B Share). The loss in the current period primary related to general and administrative expenses of $252,429 and foreign exchange loss of $22,386;

(7)  For the three months ended December 31, 2020, the Corporation earned interest income of $84,693 and reported a loss of $144,116 ($0.01 basic and diluted income per Class B Share). The loss in the current period primary related to general and administrative expenses of $202,157, foreign exchange gain of $2,451, travel of $50,000, current income tax recovery of $135,887 and deferred income tax of $114,990; and

(8)  For the three months ended March 31, 2021, the Corporation earned interest income of $60,900 and reported a loss of $1,348,294 ($0.13 basic and diluted loss per Class B Share). The loss in the current period primary related to general and administrative expenses of $1,328,203, foreign exchange loss of $26,199, travel of $54,792, current income tax recovery of $244,184 and deferred income tax of $244,184; and

(9)  Per share amounts are rounded to the nearest cent, therefore aggregating quarterly amounts may not reconcile to year-to-date per share amounts.

Related Party Transactions

In May 2019 the Corporation entered into an administrative services agreement with the Sponsor for an initial term of 18 months, subject to possible extension, for office space, utilities and administrative support, which may include payment for services of related parties, for, but not limited to, various administrative, managerial or operational services or to help effect a Qualifying Transaction. The Corporation has agreed to pay $10,000 per month, plus applicable taxes for such services. As at March 31, 2021, the Corporation accrued $235,000 (December 31, 2020 - $205,000) in respect of these services.

On May 13, 2019, the Sponsor executed a make whole agreement and undertaking in favour of the Corporation, whereby the Sponsor agreed to indemnify the Corporation in certain limited circumstances where the funds held in the Escrow Account are reduced to below $10.00 per Class A Restricted Voting Share.

For the three months ended March 31, 2021, the Corporation paid professional fees of $15,206 (three months ended March 31, 2020 - $6,372) to Marrelli Support Services Inc. (“Marrelli Support”), an organization of which the Corporation's Chief Financial Officer is Managing Director. These services were incurred in the normal course of operations for general accounting and financial reporting matters. As at March 31, 2021, Marrelli Support was owed $15,283 (December 31, 2020 - $9,034) and was included in accounts payable and accrued liabilities on the Corporation's balance sheet.

From April 16, 2019 (Date of Incorporation) to December 31, 2020 and for the three months ended March 31, 2021, Ayr Wellness Inc. ("Ayr"), a company with common management, incurred travel costs on behalf of the Corporation. As at March 31, 2021, the Corporation owed Ayr $188,046 (December 31, 2020 - $135,000) and which included in due to related parties on the Corporation's balance sheets. This is based on a cash-call-basis from Ayr.

Accounting Policies and Critical Accounting Estimates

The preparation of the Corporation’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and items in net income or loss and the related disclosure of contingent assets and liabilities. Critical accounting estimates represent estimates made by management that are, by their very nature, uncertain. The Corporation evaluates its estimates on an ongoing basis. Such estimates are based on assumptions that the Corporation believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amount of items in net income or loss that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Warrant Valuation

Pursuant to the Offering, the Corporation issued Warrants. Estimating the fair value of warrants requires determining the most appropriate valuation model that is dependent on the terms and conditions of the warrant. The Corporation applies an option-pricing model to measure the fair value of the Warrants issued. Application of the option-pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the warrant. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net income or loss.

Income Tax

The determination of the Corporation’s income taxes, and other tax assets and liabilities requires interpretation of complex laws and regulations. Judgment is required in determining whether deferred income tax assets should be recognized on the balance sheet. Deferred income tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Corporation will generate taxable income in future periods to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing laws in each applicable jurisdiction. Future taxable income is also significantly dependent upon the Corporation completing a Qualifying Acquisition, the underlying structure of a Qualifying Acquisition, and the resulting nature of operations. To the extent that future cash flows and/or the probability, structure and timing, and the nature of operations of a future Qualifying Acquisition differ significantly from estimates made, the ability of the Corporation to realize a deferred tax asset could be materially impacted.

Controls and Procedures

The Corporation’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting as defined in the Canadian Securities Administrators’ National Instrument 52-109, “Certification of Disclosure in Issuer’s Annual and Interim Filings”.

Under their supervision, the Chief Executive Officer and Chief Financial Officer have implemented disclosure controls and procedures and internal controls over financial reporting appropriate for the nature of operations of the Corporation. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Corporation’s design of its internal controls over financial reporting is based on the principles set out in the “Internal Control – Integrated Framework (2013)” issued by The Committee of Sponsoring Organizations of the Treadway Commission (COSO)”.

In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, the Corporation has filed certificates signed by its Chief Executive Officer and the Chief Financial Officer certifying certain matters with respect to the design of disclosure controls and procedures and the design of internal control over financial reporting as of March 31, 2021.

Financial Instruments

The Corporation follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Corporation’s financial assets and liabilities reflects management’s estimate of amounts that the Corporation would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Corporation seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Corporation’s assets that are measured at fair value on a recurring basis on March 31, 2021, and indicates the fair value hierarchy of the valuation inputs the Corporation utilized to determine such fair value:

	Carrying value as of
	March 31, 2021	Level 1 (*)	Level 2 (*)	Level 3 (*)
	($)	($)	($)	($)
Assets
Restricted cash and marketable securities held in escrow	405,638,511	405,638,511	nil	nil

(*) Fair values as of March 31, 2021

The Corporation is exposed to financial risks due to the nature of its business and the financial assets and liabilities that it holds. The Corporation’s overall risk management strategy seeks to minimize potential adverse effects of the Corporation’s financial performance. In particular, the Corporation intends to only invest the proceeds deposited in the Escrow Account in instruments that are the obligation of, or guaranteed by, the federal government of the United States of America or Canada. The Corporation believes this to be a low-risk strategy until the Corporation completes a Qualifying Transaction.

Market risk

Market risk is the risk that a material loss may arise from fluctuations in the fair value of a financial instrument. For purposes of this disclosure, the Corporation segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

Fair value risk is the potential for loss from an adverse movement, excluding movements relating to changes in interest rates and foreign exchange rates, because of changes in market prices. The Corporation is exposed to minimal fair value risk.

Interest rate risk

Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Due to the fixed interest rate on the Corporation's restricted cash and short-term balance held in escrow, its exposure to interest rate risk is nominal.

Currency risk

Currency risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates relative to the Corporation’s presentation currency of the United States dollar. The Corporation does not currently have any exposure risk as the Corporation transacts minimally in any currency other than the United States dollar.

Capital Management

(a) The Corporation defines the capital that it manages as its shareholders’ deficiency, net of its Class A Restricted Voting Shares subject to redemption. The following table summarizes the carrying value of the Corporation’s capital as of March 31, 2021:

$
Shareholders’ deficiency	(9,253,741)
Class A Restricted Voting Shares subject to redemption	402,500,000
Balance, March 31, 2021	393,246,259

The Corporation’s primary objective in managing capital is to ensure capital preservation to benefit from acquisition opportunities as they arise.

(b) Liquidity

As of March 31, 2021, the Corporation had $3,630,795 (December 31, 2020 - $2,095,023) in cash and cash equivalents. The Corporation expects to incur significant costs in pursuit of its acquisition plans.

To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Transaction, the Corporation may obtain such funding by way of unsecured loans from the Sponsor and/or its affiliates, subject to consent of the Exchange, which loans would, unless approved otherwise by the Exchange, bear interest at no more than the prime rate plus 1%. The Sponsor would not have recourse under such loans against the Escrow Account, and thus the loans would not reduce the value of such Escrow Account. Such loans would collectively be subject to a maximum principal amount of 10% of the escrowed funds and may be repayable in cash following the closing of a Qualifying Transaction and may only be convertible into Class B Shares and/or Warrants in connection with the closing of a Qualifying Transaction subject to Exchange consent.

Otherwise, and subject to any relief granted by the Exchange, the Corporation may seek to raise additional funds through a rights offering in respect of shares available to its shareholders, in accordance with the requirements of applicable securities legislation, and subject to placing the required funds raised in the Escrow Account in accordance with applicable Exchange rules.

Outlook

For the immediate future, the Corporation intends to identify and evaluate potential Qualifying Transactions. The Corporation continues to monitor its spending and will amend its plans based on business opportunities that may arise in the future.

Share Capital

As of the date of this MD&A, the Corporation had 17,843,851 Class A Restricted Voting Shares of the Corporation issued and outstanding. In addition, the Corporation had an aggregate of 10,089,751 Class B Shares issued and outstanding.

Risk Factors

Please refer to the Corporation’s AIF for information on the risk factors to which the Corporation is subject. In addition, see “Cautionary Note Regarding Forward-Looking Information” above.

COVID-19

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. It is uncertain what impact this volatility and weakness will have on the Corporation’s securities held at fair value and short-term investments. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 pandemic is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Corporation in future periods, including the ability of the Corporation to complete a Qualifying Transaction.

Subsequent Events

(a)	On April 8, 2021, the Corporation announced that it had entered into a definitive agreement to merge with GH Group, Inc. (the “Glass House Group Transaction”), a fully-integrated cannabis business in California, with the right to combine with a state-of-the-art greenhouse and up to 17 additional dispensary locations that are in the process of applying for licenses.

(b)	On May 5, 2021, the Corporation obtained shareholder approval for a brief extension in its permitted timeline, from May 13, 2021 to July 30, 2021, in order to enable the Glass House Group Transaction to be completed.

(c)	On May 7, 2021, the Corporation received a receipt for a final non-offering prospectus from the applicable Canadian securities regulatory authorities in connection with the completion of the Glass House Group Transaction. On the same date, the Corporation filed a management information circular in connection with the shareholders’ meeting scheduled to be held on June 2, 2021 to approve the Glass House Group Transaction and related matters.

(d)	Effective May 13, 2021, in connection with the extension in the permitted timeline described above, 22,406,149 of the Corporation’s Class A Restricted Voting Shares were redeemed for US$10.11 per share. An additional right to redeem the Corporation’s Class A Restricted Voting Shares will be available to the holders thereof in connection with the closing of the Glass House Group Transaction. Subject to the satisfaction or waiver of the applicable conditions of closing, the Glass House Group Transaction is currently anticipated to close in the first half of June 2021.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2021 and March 31, 2020 – GH Group, Inc.

Overview

GH Group, Inc. (“GH Group” or the “Company”), is a vertically integrated cannabis company that operates in the state of California. The Company cultivates, manufactures, and distributes cannabis consumer packaged goods, primarily to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores in the state of California.

Through these activities, GH Group has established the foundation for its ultimate strategy – to create the preeminent California cannabis brand company through a fully vertically integrated commercial cannabis company engaged in all licensed verticals – (i) cultivation; (ii) manufacturing; (iii) distribution; and (iv) retail – and providing customers with consistently high-quality products across a range of trusted and recognizable brands.

Recent Developments

Series A Preferred Stock

On June 29, 2021, the Company completed a Preferred Stock offering exchanging both principal and interest accrued to participating investors and issued both Company Preferred Stock and warrants. The completion of the Preferred Stock offering triggered the conversion of all of the Company’s outstanding Convertible Promissory Notes. The completion of this transaction eliminated over $35,500,000 of debt as described above. The warrants issued, upon the closing of the Mercer Park transaction (see below), would be exchanged at a rate that provide for one Mercer Park warrant for each $10 of Preferred Stock issued and having an exercise price of $10.

Acquisition of Farmacy Berkeley

On January 1, 2021 the Company completed an acquisition of 100% of the equity interests of iCANN, LLC dba Farmacy Berkeley (“iCANN”) a licensed retail cannabis company located in Berkeley, California. Pursuant to the terms of the merger agreement between as subsidiary of the Company and iCANN the following occurred: (i) the Company elected to convert earlier issued convertible notes with principal amount of $2,000,000 and accrued interest of $45,309 into equity interests of iCANN; (ii) the Company paid $400,000 in cash to four holders of iCANN equity interests: (iii) the Company issued 7,511,728 Class A Common shares to holders of iCANN equity interests; and (iv) $42,956 in cash to the remaining holders of iCANN equity interests.

Mercer Park Brand Acquisition Corp.

On December 29, 2020 the Company and Mercer Park Brand Acquisition Corp., an Ontario special purpose acquisition corporation (“Mercer Park”) that is traded on the NEO exchange in Canada entered into a letter of intent (“LOI”) whereby Mercer Park would acquire all of the equity interests by merger of the Company for $325,000,000 in Mercer Park shares at $10.00 per share. At the close of the proposed merger: (i) Mercer Park is required to possess $185,000,000 in cash net of all closing and other expenses; (ii) the founders of the Company would possess the majority of voting rights; (iii) Mercer Park would designate one board director, Glass House would designate four directors and an additional two will be neutral and chosen by mutual agreement. Further, of the 10,889,750 founders shares of Mercer Park 25% will be earned only if the share price exceeds certain thresholds and for any earned Glass House Group shareholders will receive 1.5 times such number of shares; an additional 25% will be earned based on outcomes of capital raising activities, if required, or if the share price exceeds certain further thresholds. On April 8, 2021 a series of definitive agreements were entered into containing the terms outlined above. Subsequently, on June 29, 2021, the transaction was complete.

Greenhouse Option Acquisition

GH Group is seeking to acquire (and subsequently exercise) an option to acquire the land and buildings on which a greenhouse is located in Ventura County, California (the “Greenhouse Option Acquisition”). GH Group is currently conducting due diligence on the Greenhouse Option Acquisition and expects the transaction to close in Q3 2021.

The Greenhouse Option Acquisition involves the proposed acquisition of an option to acquire a greenhouse (land and building) (collectively, the “Greenhouse”). The Greenhouse is currently leased by one or more farmers from its owner to grow non-cannabis crops. At the time of acquiring the Greenhouse, the current owner granted the prior owner (the “Optionholder”) an option (the “Greenhouse Option”) to acquire the Greenhouse for approximately $120,000,000. The Greenhouse is uniquely suited to meet the license requirements for cannabis cultivation in Ventura County, California. GH Group is interested in this opportunity and are in discussions with the Optionholder for the purchase of the Greenhouse Option (either directly or by acquiring 100% of the equity in the entity that owns the Greenhouse). The Company believes, as does the Optionholder, that the Greenhouse would have substantial value if repurposed for cannabis production. In connection with completing the Greenhouse Option Acquisition, GH Group intends to apply for a license to use the Greenhouse to produce cannabis. The proposed transaction is as follows:

a.             GH Group would acquire the Greenhouse Option from the Optionholder for approximately $100,000,000 (before including any earn-out consideration), and then exercise it at a cost of approximately $120 million, payable in cash. The $100,000,000 would be payable in common or subordinate voting shares of Mercer Park (or shares of a subsidiary exchangeable therefor) at a value of $10.00 per share.

b.             Once licensed, GH Group would commence a phased construction project to alter the Greenhouse to produce cannabis in lieu of its current function of growing non-cannabis crops.

c.             In addition, GH Group would retain the Optionholder, who GH Group considers to be a greenhouse operations expert, in a consulting or employment capacity, and would agree to pay him up to $75 million as an earnout as part of the purchase price for the Greenhouse Option Acquisition based on the success of the construction project and the performance of the proposed cannabis operations at the Greenhouse

Retail Expansion

GH Group has executed an agreement with Element 7, LLC (“Element 7”) whereby GH Group has the right, subject to satisfactory completion of due diligence and other conditions, to acquire entities which are in the process of applying for up to 17 local retail cannabis licenses in California. A subsidiary of GH Group will have the right to acquire membership interests of Element 7 entities, by way of merger, in exchange for shares of Mercer Park, with shares issued at $10.00 per share. This could result in the issuance of up to 2,400,000 shares in the amount up to $24,000,000.

Major Business Lines and Geographies

GH Group views its financial results under one business line – the creation of dominant, extensible CPG products and brands through cannabis cultivation, production, and sales. GH Group generates all of its revenue in the State of California.

While many cannabis businesses prioritized brand building and customer acquisition before securing a reliable product flow, the Company believes that in a consumer-focused CPG space, consistent delivery of high-quality product at an attractive price point is a first principle, and a prerequisite for any other activity.

Cannabis Cultivation, Production, and Sales

GH Group operates greenhouse cultivation facilities in Carpinteria and [Santa Barbara], California. GH Group’s production facility is located in Lompoc, California.

GH Group generates revenue by selling its products both to its own and third-party dispensaries in California, including both raw cannabis, cannabis oil, and cannabis consumer goods. GH Group’s dispensaries are located in Santa Barbara, Santa Ana, and Berkeley, California.

Geographic Areas

All of GH Group’s revenue is derived from the California cannabis market.

Market Update and Objectives

The state of California represents the largest single market for cannabis in the U.S., with over $7 billion in revenues in 2020 and an adult population of over 31 million. The California market is highly fragmented, with over 6,000 cultivation licenses in operation, over 1,000 distribution licenses over 700 operational dispensaries and greater than 1,000 brands. With this backdrop, GH Group looks to use scale in cultivation and distribution (through its own dispensaries and third party retailers) to achieve economies of scale that allow GH Group to outperform competitors and build superior brand awareness and loyalty.

Results of Operations

The following are the results of our operations for the three months ended March 31, 2021 compared to three months ended March 31, 2020:

	2021	2020
Revenues, Net	$15,240,281	$6,449,327
Cost of Goods Sold	9,798,285	4,985,843

Gross Profit	5,441,996	1,463,484

Operating Expenses:
General and Administrative	5,835,731	4,107,858
Sales and Marketing	488,535	354,425
Professional Fees	3,352,751	645,046
Depreciation and Amortization	724,454	531,405

Total Operating Expenses	10,401,471	5,638,734

Loss from Operations	(4,959,475)	(4,175,250)

Other Expense (Income):
Interest Expense	1,010,428	363,069
Interest Income	(16,086)	(98,341)
(Income) Loss on Investments	(1,388)	19,197
(Gain) Loss on Change in Fair Value of Derivative Liabilities	(671,000)	129,699
Loss on Disposition of Subsidiary	6,090,339	-
Other Expense (Income), Net	6,024	(14,813)

Total Other Expense, Net	6,418,317	398,811

Loss from Operations Before Provision for Income Taxes	(11,377,792)	(4,574,061)
Provision for Income Taxes	1,776,001	566,593
Net Loss	$(13,153,793)	$(5,140,654)

Revenue

Revenue for the three months ended March 31, 2021 was $15.2 million, which represents an increase of $8.8 million or 136% from $6.4 million for the three months ended March 31, 2020. The increase in revenue was primarily due to an increase in cannabis production from the Company’s second greenhouse cultivation facility, which commenced operations in Q1 2020. The expansion of the cultivation facility was increased from 113,000 square feet during 2020 to over 390,000 square feet by the end of 2020. The Company’s wholesale and wholesale CPG revenue increased by $7.2 million or 230% for the three months ended March 31, 2021 from the three months ended March 31, 2020. The Company’s cannabis retail dispensaries also contributed consistent revenue growth, and had an increase of $1.6 million, or 49%, in retail sales during the three months ended March 31, 2021 compared to retail sales during the comparative period in the prior year.

Cost of Goods Sold and Gross Profit

Cost of goods sold for the three months ended March 31, 2021 was $9.7 million, an increase of $4.8 million, or 97%, compared with $4.9 million for the three months ended March 31, 2020. Gross profit for the three months ended March 31, 2021 was $5.4 million, representing a gross margin of 36%, compared with a gross profit of $1.4 million, representing a gross margin of 23% for the three months ended March 31, 2020. The increase in cost of goods sold was primarily attributable to the Company’s increase in revenues during the three months ended March 31, 2021 which resulted in increased cost of goods sold. The Company’s gross profit for the three months ended March 31, 2021 as a percentage of revenues improved compared to the same period in the prior year as a result of the Company’s continual improvement in efficiencies in relation to its cultivation facilities during the year ended 2020 through March 31, 2021.

Total Operating Expenses

Total operating expenses for the three months ended March 31, 2021 was $10.4 million, an increase of $4.7 million, or 84%, compared to total expenses of $5.6 million for the three months ended March 31, 2020. The increase in total expenses was attributable to the factors described below.

General and administrative expenses for the three months ended March 31, 2021 and March 31, 2020 was $5.8 million and $4.1 million, respectively, an increase of $1.7 million, or 42%. The increase in general and administrative expenses is primarily attributed to the Company’s initiatives of operational expansion and used to support corporate, cultivation and retail operations which resulted in an increase in salaries and wages of $1.0 million and an increase in stock based compensation of $1.0 million during the three months ended March 31, 2021.

Sales and marketing expenses for the three months ended March 31, 2021 and March 31, 2020 were $0.5 million and $0.4 million, respectively, an increase of $0.1 million, or 38%. The increase in sales and marketing expenses is primarily attributed to the increase in the Company’s efforts related to digital media and marketing research expenses of $0.1 million. Sales and marketing expenses include trade marketing, point of sale marketing for our CPG product lines and promotions in various media outlets.

Professional fees for the three months ended March 31, 2021 and March 31, 2020 was $3.4 million and $0.6 million, respectively, an increase of $2.7 million, or 420%. During the first quarter of 2021, the Company recognized increased legal fee of $0.7 million coupled with increased accounting and consulting professional fees of $2.0 million related to the preparation of the merger with Mercer Park.

Depreciation and amortization for the three months ended March 31, 2021 and March 31, 2020 was $0.7 million and $0.5 million, respectively, an increase of $0.2 million, or 28%. The increase is attributed to the growth of the Company’s operations through acquisitions and purchase of additional $1.3 million of fixed assets during the three months ended March 31, 2021.

Total Other Expense, Net

Total other expense for the three months ended March 31, 2021 and 2020 was $6.4 million and $0.4 million, respectively, an increase of $6.0 million, or 1509%. The increase in total other expense was due to $6.0 million expensed during the three months ended March 31, 2021 due to the deconsolidation of Field Investment Co, LLC a subsidiary and its subsidiaries Field Taste Matters, Inc., ATES Enterprises, LLC, and Zero One Seven Management, LLC for de minimis consideration to an unrelated party coupled with an increase of interest expense of $0.6 million offset by a change in fair value of derivative liabilities of $0.8 million compared to the same period in the prior year.

Provision for Income Taxes

The provision for income taxes for the three months ended March 31, 2021 was $1.8 million, an increase of $1.2 million, or 213%, compared to provision for income taxes of $0.6 million for the three months ended March 31, 2020. The increase in provision for income taxes was directly impacted by the Company’s increase in operations and revenues for the current period.

Non-GAAP Financial Measures

Earnings before interest, taxes, depreciation, and amortization (EBITDA) and Adjusted EBITDA are non-GAAP measures and do not have standardized definitions under U.S. GAAP. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with U.S. GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with U.S. GAAP and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the U.S. GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

The following table provides a reconciliation of the Company’s net loss to Adjusted EBITDA (non-GAAP):

	2021	2020
Net Loss (GAAP)	$(13,153,793)	$(5,140,654)
Depreciation and Amortization	724,454	531,405
Interest Expense	1,010,428	363,069
Income Tax Expense	1,776,001	566,593
EBITDA	(9,642,910)	(3,679,587)
Adjustments:
Shared-Based Compensation	1,606,462	556,692
(Income) Loss on Equity Method Investments	(1,388)	19,197
(Gain) Loss on Change in Fair Value of Derivative Liabilities	(671,000)	129,699
Other Non-Recurring Items:
Acquisition Related Professional Fees	3,186,451	239,751
Loss on Disposition of Subsidiary	6,090,339	-
Adjusted EBITDA (non-GAAP)	$567,954	$(2,734,248)

Adjusted EBITDA (non-GAAP)

Adjusted EBITDA, a non-GAAP measure which excludes depreciation and amortization, interest expense, income taxes, share-based compensation, (income) loss on equity method investments, (gain) loss on change in fair value of derivative liabilities, acquisition related professional fees, and loss on disposition of subsidiary was $0.5 million for the three months ended March 31, 2021 compared to a $2.7 million loss for the three months ended March 31, 2020. The increase in adjusted EBITDA of $3.2 million is due to higher gross profit partially offset by higher operating expenses.

Liquidity and Capital Resources

Overview

Historically, GH Group’s primary source of liquidity has been capital contributions made by equity investors and debt issuances. GH Group expects to generate positive cash flow from its operations going forward and expects such positive cash flow to be its principal source of future liquidity. Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, GH Group may continue to raise equity or debt capital from investors in order to meet liquidity needs.

Financial Condition

Cash Flows

The following table summarizes GH Group’s consolidated statement of cash flows from continuing operations for the three months ended March 31, 2021 and 2020:

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
NET CASH USED IN OPERATING ACTIVITIES	$(945,124)	$(5,247,564)
CASH FLOWS FROM INVESTING ACTIVITIES:
NET CASH USED IN INVESTING ACTIVITIES	(1,727,889)	(3,274,691)
CASH FLOWS FROM FINANCING ACTIVITIES:
NET CASH PROVIDED BY FINANCING ACTIVITIES	9,748,392	9,451,887
NET INCREASE IN CASH AND CASH EQUIVALENTS	7,075,379	929,632
Cash and Cash Equivalents, Beginning of Period	4,535,251	2,631,886
CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,610,630	$3,561,518

Cash Flow from Operating Activities

Net cash used in operating activities was $0.9 million for the three months ended March 31, 2021, a decrease of $4.3 million, or 82%, compared to $5.2 million for the three months ended March 31, 2020. The decrease in cash used was primarily due to an increase of $4.0 million of gross margin.

Cash Flow Used in Investing Activities

Net cash used in investing activities was $1.7 million for the three months ended March 31, 2021, a decrease of $1.6 million, or 47%, compared to $3.3 million for the three months ended March 31, 2020. This was primarily driven by the decrease in issuance of notes receivables in the amount of $1.1 million during the three months ended March 31, 2020, compared to nil during the current period.

Cash Flow Provided by Financing Activities

Net cash provided by financing activities totaled $9.7 million for the three months ended March 31, 2021, an increase of $0.3 million, or 3%, compared to $9.4 million for the three months ended March 31, 2020. This was primarily driven by cash proceeds from the issuance of notes and convertible notes payable during the current period of $12.5 million, compared to $9.6 million during the first quarter of 2020. Cash proceeds provided during the current period were offset by payments on notes and convertible notes during the current period of $0.6 million, compared to $0.2 million during the first quarter of 2020.

As previously noted, GH Group’s primary source of liquidity has been capital contributions and debt capital made available from investors. GH Group expects to generate positive cash flow from its operations going forward and expects such positive cash flow to be its principal source of future liquidity. In the event sufficient cash flow is not available from operating activities, GH Group may continue to raise equity capital from investors in order to meet liquidity needs. GH Group does not have any committed sources of financing, nor significant outstanding capital expenditure commitments.

Contractual Obligations

GH Group has contractual obligations to make future payments, including debt agreements and lease agreements from third parties and related parties.

The following table summarizes such obligations as of March 31, 2021:

	2021	2022	2023- 2024	After 2024	Total
	(remaining)
Notes Payable from Third Parties and Related Parties	$10,004,848	$2,048,764	$25,830,228	$52,528	$37,936,368
Leases Obligations	472,306	633,127	1,270,379	2,980,019	5,355,831
Total Contractual Obligations	$10,477,154	$2,681,891	$27,100,607	$3,032,547	$43,292,199

On June 29, 2021, over $37,600,000 of Notes Payable was converted to equity.

Transactions with Related Parties During the Three Months Ended March 31, 2021

Private Placement

On January 8, 2020, the board of directors approved approximately $17,500,000 of private placement of Senior Convertible Notes. On January 4, 2021, the board of directors approved an increase of the Senior Convertible Notes offering to $22,599,844. The Senior Convertible Notes are automatically converted in the event of a Qualified Equity Financing (“QEF”) at the better of an 80% discount or a valuation cap of $250,000,000 or may be optionally converted at the election of the holder. The Senior Convertible Notes bear cash interest at a rate of 4% per year paid quarterly and generally accrue interest at a rate of 4.3% per year. The Senior Convertible Note holders were issued a security interest in the stock and membership interests held by the Company in its subsidiaries. As of March 31, 2021 and December 31, 2020, the balance due under these Senior Convertible Notes from related parties was $2,088,331 and $2,049,037, respectively.

Magu Farm Lenders Debt Transactions

In 2018, Magu Farm LLC issued approximately $9,925,000 in secured promissory notes convertible into equity interests in Magu Investment Fund (collectively, the “Magu Farm Convertible Notes”) to certain lenders who are affiliates of shareholders of the Company (collectively, the “Magu Farm Lenders,” and individually, a “Magu Farm Lender”)

On October 7, 2019, Magu Farm LLC and Magu Investment Fund notified each Magu Farm Lender of Magu Investment Fund’s intention to merge with and into the Company at the closing of the Roll-Up. Subsequent to such notification, effective as of October 7, 2019, each Magu Farm Lender other than Kings Bay Investment Company Ltd., a Cayman Islands company (“KBIC”), entered into a letter agreement pursuant to which such Magu Farm Lender, among other things, (a) converted its respective Magu Farm Convertible Note with an aggregate value of $8,000,000 into equity interests in Magu Investment Fund and (b) agreed to terminate both the Co-Lending Agreement and its respective security interest as defined in the agreement. All accrued and unpaid interest were paid prior to conversion. Effective as of March 1, 2020, KBIC assigned its Magu Farm Convertible Notes (“Kings Bay Note”) to Kings Bay Capital Management Ltd., a Cayman Islands company (“KBCM”).

Effective as of April 10, 2020, KBCM and the Company entered into an Assignment, Novation and Note Modification Agreement and a Security Agreement, pursuant to which, among other things, (a) the company assumed all of Magu Farm LLC’s rights, duties, liabilities and obligations under the Kings Bay Note, (b) the Kings Bay Note was modified, among other things, such that KBCM has the right to convert the Kings Bay Note into Class A Shares at the same conversion price accorded to the other Magu Farm Lenders, and (c) the obligations under the Kings Bay Note were secured by a pledge of the securities of Glass House’s subsidiaries but expressly subordinated to the holders of the Senior Convertible Notes. As of March 31, 2021 and December 31, 2020, the balance due to KBCM is $2,158,195 and $2,189,264, respectively.

BFP Debt Transaction

On February 22, 2021, Beach Front Properties, LLC, a California limited liability company (“BFP”), issued $2,000,000 in promissory note to the Company. The debt matures in February 2023 and bears interest at 15.00 percent per year. As of March 31, 2021 and December 31, 2020, the balance was $2,029,932 and nil, respectively.

Qualified Equity Financing

In March 2021, the Company began to raise Series A Preferred Stock Financing round of $12,000,000. The Preferred Stock will carry an annual 15.00 percent cumulative dividend in year 1. During March 2021, the Company raised $2,125,000 from related parties. Until the financing round closes, the amount raised through March 31, 2021 was recorded as short-term debt. As of March 31, 2021 and December 31, 2020, the note payable balance was $2,138,223 and nil, respectively.

Asset Management Fees

The Company has an agreement with certain related parties which provide asset management services. Fees are paid quarterly. For the three months ended March 31, 2021 and 2020, the Company incurred expenses of nil and nil, respectively.

Critical Accounting Estimates

Use of Estimates

The preparation of the unaudited Condensed Interim Consolidated Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of unaudited Condensed Interim Consolidated Financial Statements and the reported amounts of total net revenue and expenses during the reporting period. The Company regularly evaluates significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation of property and equipment, amortization of intangible assets, inventory valuation, share-based compensation, business combinations, goodwill impairment, long-lived asset impairment, purchased asset valuations, fair value of financial instruments, compound financial instruments, derivative liabilities, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Estimated Useful Lives and Depreciation of Property and Equipment

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Estimated Useful Lives and Amortization of Intangible Assets

Amortization of intangible assets is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgment. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions.

Impairment of Long-Lived Assets

For purposes of the impairment test, long-lived assets such as property, plant and equipment and definite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity-specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies, at the date of evaluation. The reversal of impairment losses is prohibited.

Leased Assets

As a result of the adoption of Audit Standards Update (“ASU”) 2016-02, “Leases (Topic 842)” (“ASC 842”) using the full retrospective approach, which provides a method for recording existing leases at adoption using the effective date as its date of initial application. Accordingly, the Company has recorded its leases at inception of the Company. The Company elected the package of practical expedients provided by ASC 842, which forgoes reassessment of the following upon adoption of the new standard: (1) whether contracts contain leases for any expired or existing contracts, (2) the lease classification for any expired or existing leases, and (3) initial direct costs for any existing or expired leases. In addition, the Company elected an accounting policy to exclude from the balance sheet the right-of-use assets and lease liabilities related to short-term leases, which are those leases with a lease term of twelve months or less that do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

The Company applies judgment in determining whether a contract contains a lease and if a lease is classified as an operating lease or a finance lease. The Company applies judgement in determining the lease term as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. All relevant factors that create an economic incentive for it to exercise either the renewal or termination are considered. The Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate. In adoption of ASC 842, the Company applied the practical expedient which applies hindsight in determining the lease term and assessing impairment of right-of-use assets by using its actual knowledge or current expectation as of the effective date. The Company also applies judgment in allocating the consideration in a contract between lease and non-lease components. It considers whether the Company can benefit from the right-of-use asset either on its own or together with other resources and whether the asset is highly dependent on or highly interrelated with another right of-use asset. Lessees are required to record a right of use asset and a lease liability for all leases with a term greater than twelve months. Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected remaining lease term. The incremental borrowing rate is determined using estimates which are based on the information available at commencement date and determines the present value of lease payments if the implicit rate is unavailable.

Income Taxes

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the combined balance sheet. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.

The Company follows accounting guidance issued by the Financial Accounting Standards Board (“FASB”) related to the application of accounting for uncertainty in income taxes. Under this guidance, the Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities”. Professional standards generally provide three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of Conventional Convertible Debt Instrument”.

The Company accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance ASC 470, “Accounting for Convertible Securities with Beneficial Conversion Features”, as those professional standards pertain to “Certain Convertible Instruments”. Accordingly, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption. The Company also records when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. ASC 815-40 provides that generally, if an event is not within the entity’s control could or require net cash settlement, then the contract shall be classified as an asset or a liability.

Derivative Liabilities

The Company evaluates its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the unaudited Condensed Interim Consolidated Statements of Operations. In calculating the fair value of derivative liabilities, the Company uses a valuation model when Level 1 inputs are not available to estimate fair value at each reporting date. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the unaudited Condensed Interim Consolidated Balance Sheets as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within twelve months of the Consolidated Balance Sheets date.

Business Combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition related transaction costs are expensed as incurred and included in the unaudited Condensed Interim Consolidated Statements of Operations. Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair value at the date of acquisition. When the Company acquires control of a business, any previously held equity interest also is remeasured to fair value. The excess of the purchase consideration and any previously held equity interest over the fair value of identifiable net assets acquired is goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously held equity interest, the difference is recognized in the unaudited Condensed Interim Consolidated Statements of Operations immediately as a gain on acquisition.

Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. The Company allocates the total cost of the acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company identifies and attributes values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions regarding multiple, highly subjective variables, including those with respect to future cash flows, discount rates, asset lives, and the use of different valuation models, and therefore require considerable judgment. The Company’s estimates and assumptions are based, in part, on the availability of listed market prices or other transparent market data. These determinations affect the amount of amortization expense recognized in future periods. The Company bases its fair value estimates on assumptions it believes to be reasonable but are inherently uncertain. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with ASC 450, “Contingencies”, as appropriate, with the corresponding gain or loss being recognized in earnings in accordance with ASC 805.

Share-Based Compensation

The Company has a share-based compensation plan comprised of stock options (“Options”) and stock appreciation rights (“SARs”). Options provide the right to the purchase of one Series A Common share per option. Stock appreciation rights provide the right to receive cash from the exercise of such right based on the increase in value between the exercise price and the fair market value of Series A Common shares of the Company at the time of exercise. The Company has issued both incentive stock options and non-qualified stock options.

The Company accounts for its share-based awards in accordance with ASC Subtopic 718-10, “Compensation – Stock Compensation”, which requires fair value measurement on the grant date and recognition of compensation expense for all share-based payment awards made to employees and directors, including restricted share awards. For stock options, the Company estimates the fair value using a closed option valuation (Black-Scholes) model. When there are market-related vesting conditions to the vesting term of the share-based compensation, the Company uses a valuation model to estimate the probability of the market-related vesting conditions being met and will record the expense. The fair value of restricted share awards is based upon the quoted market price of the common shares on the date of grant. The fair value is then expensed over the requisite service periods of the awards, net of estimated forfeitures, which is generally the performance period and the related amount is recognized in the Condensed Interim Consolidated Statements of Operations.

The fair value models require the input of certain assumptions that require the Company’s judgment, including the expected term and the expected share price volatility of the underlying share. The assumptions used in calculating the fair value of share-based compensation represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change resulting in the use of different assumptions, share-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If the actual forfeiture rate is materially different from management’s estimates, the share-based compensation expense could be significantly different from what the Company has recorded in the current period.

Financial Instruments

Measurement

All financial instruments are required to be measured at fair value on initial recognition, plus, in the case of a financial asset or financial liability not at FVTPL, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at FVTPL are expensed in profit or loss. Financial assets and financial liabilities with embedded derivatives are considered separately when determining whether their cash flows are solely payment of principal and interest. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods, with any changes taken through profit and loss or other comprehensive income (irrevocable election at the time of recognition). For financial liabilities measured subsequently at FVTPL, changes in fair value due to credit risk are recorded in other comprehensive income.

Fair Value

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Impairment

The Company assesses all information available, including on a forward-looking basis the expected credit loss associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset at the reporting date with the risk of default at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information. For accounts receivable only, the Company applies the simplified approach as permitted by ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macro-economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost. The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement.

Changes in Accounting Policies Including Adoption

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company adopted ASU 2019-12 on January 1, 2021. The adoption of the standard did not have a material impact on the Company’s unaudited Condensed Interim Consolidated Financial Statements.

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity Securities (Topic 321)”, “Investments—Equity Method and Joint Ventures (Topic 323)”, and “Derivatives and Hedging (Topic 815)” (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The Company adopted ASU 2020-01 on January 1, 2021. The adoption of the standard did not have a material impact on the Company’s unaudited Condensed Interim Consolidated Financial Statements.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt With Conversion and Other Options (Subtopic 470-20)” and “Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Adoption is applied on a modified or full retrospective transition approach. The Company early adopted ASU 2020-06 on January 1, 2021. The adoption of the standard did not have a material impact on the Company’s unaudited Condensed Interim Consolidated Financial Statements.

Financial Instruments and Other Instruments

Fair Value of Financial Instruments

GH Group’s financial instruments consist of cash and cash equivalents, accounts receivables, investments, notes receivable, trade payables, accrued liabilities, operating lease liabilities, derivatives, notes payable, acquisition consideration of assets and liabilities. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

Level 3 – inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

There have been no transfers between fair value levels during the years.

Other Risks and Uncertainties

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure as of March 31, 2020 and December 31, 2020 is the carrying values of cash and cash equivalents, accounts receivable, due from related party. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions. The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk but has limited risk as the majority of its sales are transacted with cash.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As of March 31, 2021 and December 31, 2020, cash generated from ongoing operations was not sufficient to fund operations and growth strategy as discussed above in “Liquidity and Capital Resources ”.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s financial liabilities have fixed rates of interest and therefore expose the Company to a limited interest rate fair value risk.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of investments held in privately-held entities are based on a market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. Forward looking statements include, but are not limited to: statements concerning the completion of, and matters relating to, the various proposed transactions discussed by the Company herein and the expected timing related thereto; the expected operations, financial results and condition of the Company; general economic trends; the regulatory and legal environment relating to cannabis in the United States; any potential future legalization of adult-use and/or medical marijuana under U.S. federal law; expectations of market size and growth in the United States and the States the Company operates; cannabis cultivation, production and extraction capacity estimates and projections; additional funding requirements; statements based on the Company’s Q1 2021 financial statements; the Company’s future objectives and strategies to achieve those objectives; the Company’s estimated cash flow, capitalization and adequacy thereof; and other statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

The material assumptions used to develop such forward-looking statements, include, without limitation: the anticipated completion of the acquisition of the Greenhouse Option; the completion of the anticipated merger of the Company with certain subsidiary entities of Element 7 and that Element 7 will be successful in applying for the licenses; the anticipated receipt of any required regulatory approvals and consents; the expectation that no event, change or other circumstance will occur that could give rise to the termination of definitive agreements entered into or to be entered into in connection with the transactions discussed herein; that no unforeseen changes in the legislative and operating frameworks for the Company will occur; that the Company will meet its future objectives and priorities; that the Company will have access to adequate capital to fund its future projects and plans; that the Company’s future projects and plans will proceed as anticipated; that there will be no material adverse changes in the U.S. legal and regulatory environment relating to cannabis, customer growth, pricing, usage; data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources; and assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interest rates and competitive intensity.

Inherent in forward-looking statements are risks, uncertainties, and other factors beyond the Corporation’s ability to predict or control. Factors that could cause such differences include, but are not limited to: cannabis is a controlled substance under applicable legislation; the enforcement of cannabis laws could change; differing regulatory requirements across State jurisdictions may hinder economies of scale; legal, regulatory or other political change; the unpredictable nature of the cannabis industry; regulatory scrutiny; the impact of regulatory scrutiny on the ability to raise capital; anti-money laundering laws and regulations; any reclassification of cannabis or changes in U.S. controlled substances and regulations; restrictions on the availability of favourable locations; enforceability of contracts; general regulatory and licensing risks; California regulatory regime and transfer and grant of licenses; limitations on ownership of licenses; regulatory action from the Food and Drug Administration; competition; ability to attract and retain customers; unfavourable publicity or consumer perception; results of future clinical research and/or controversy surrounding vaporizers and vaporizer products; limited market data and difficulty to forecast; constraints on marketing products; effects of the COVID-19 pandemic; execution of the Company’s business strategy; reliance on management; the Greenhouse Option Acquisition and/or Element 7 Merger may not be completed or, if completed, may not be successful; ability to establish and maintain effective internal control over financial reporting; competition from synthetic production and technological advances; fraudulent or illegal activity by employees, contractors and consultants; product liability and recalls; risks related to product development and identifying markets for sale; dependence on suppliers, manufacturers, and contractors; reliance on inputs; reliance on equipment and skilled labour; service providers; litigation; intellectual property risks; information technology systems, cyber-attacks, security, and privacy breaches; bonding and insurance coverage; transportation; energy costs; risks inherent in an agricultural business; management of growth; risks of leverage; future acquisitions or dispositions; difficulty attracting and retaining personnel; and past performance not being indicative of future results.

Readers are cautioned that the factors outlined herein are not an exhaustive list of the factors or assumptions that may affect the forward-looking statements, and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Corporation’s actual results, performance, or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether because of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2020 and the Period from April 16, 2019 – Mercer Park Brand Acquisition Corp.

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Mercer Park Brand Acquisition Corp. (“Brand”, the “Corporation”, “we”, “our” or “us”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance for the year ended December 31, 2020. This MD&A was written to comply with the requirements of National Instrument 51- 102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited financial statements for the year ended December 31, 2020 and from the April 16, 2019 (Incorporation Date) to December 31, 2019, and the related notes thereto. Results are reported in United States dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the year ended December 31, 2020, are not necessarily indicative of the results that may be expected for any future period. The financial statements and the financial information contained in this MD&A were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Further information about the Corporation and its operations can be obtained on www.sedar.com.

The Corporation intends to focus its search for target businesses that operate branded product businesses in cannabis and/or cannabis-adjacent industries; however, the Corporation is not limited to a particular industry or geographic region for purposes of completing its Qualifying Transaction (as defined below). Please refer to the Corporation’s latest annual information form for risk factors and regulatory information (the “AIF”) regarding the cannabis industry.

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements	Assumptions	Risk factors
The Corporation expects to complete a Qualifying Transaction (as defined below).	The Corporation expects to identify an asset or business/businesses to acquire and close a Qualifying Transaction, on terms favourable to the Corporation.	The Corporation’s inability to find a target to complete a Qualifying Transaction within the Permitted Timeline (as defined below). If we are unable to consummate our Qualifying Transaction within the Permitted Timeline, we will be required to redeem 100% of the outstanding Class A Restricted Voting Shares (as defined below), as described herein.
The Corporation’s ability to meet its working capital needs at the current level for the twelve-month period ending December 31, 2021.	The operating activities of the Corporation for the twelve-month period ending December 31, 2021, and the costs associated therewith, will be consistent with the Corporation’s current expectations; debt and equity markets, exchange and interest rates and other applicable economic conditions favourable to the Corporation.	Changes in debt and equity markets; timing and availability of external financing on acceptable terms; increases in costs; regulatory compliance and changes in regulatory compliance and other local legislation and regulation; interest rate and exchange rate fluctuations; changes in economic conditions; impact of COVID-19 and timing of a Qualifying Transaction.

Inherent in forward-looking statements are risks, uncertainties, and other factors beyond the Corporation’s ability to predict or control. Please also refer to those risk factors referenced in the “Risk Factors” section below and in the AIF. Readers are cautioned that the above chart does not contain an exhaustive list of the factors or assumptions that may affect the forward-looking statements, and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Corporation’s actual results, performance, or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether because of new information or future events or otherwise, except as may be required by law. If the Corporation does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Description of Business

Brand is a corporation which was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a “Qualifying Transaction”). The Corporation’s business activities are carried out in a single business segment.

The Corporation was incorporated on April 16, 2019 under the Business Corporations Act (British Columbia), commenced operations on April 16, 2019. The head office of the Sponsor (as defined below) is located at 590 Madison Avenue, 26th Floor, New York, New York, 10022.

On May 13, 2019, the Corporation completed its initial public offering (the “Offering”) of 40,250,000 Class A Restricted Voting Units (including 5,250,000 Class A Restricted Voting Units issued pursuant to the exercise in full of the over-allotment option) at $10.00 per Class A Restricted Voting Unit. Each Class A Restricted Voting Unit consisted of one Class A restricted voting share (“Class A Restricted Voting Share”) of the Corporation and one-half of a share purchase warrant (each, a “Warrant”). In accordance with the Corporation’s articles, each Class A Restricted Voting Share, unless previously redeemed, will be automatically converted into one Subordinate Voting Share following the closing of a Qualifying Transaction. All Warrants will become exercisable at a price of $ 11.50 per share, commencing 65 days after the completion of a Qualifying Transaction, and will expire on the day that is five years after the completion of a Qualifying Transaction or may expire earlier if a Qualifying Transaction does not occur within the permitted timeline of 21 months (or 24 months if we have executed a letter of intent, agreement in principle or definitive agreement for a Qualifying Transaction within 21 months but have not completed the Qualifying Transaction within such 21-month period) (“Permitted Timeline”) (subject to extension, as further described herein) from the closing of the Offering or if the expiry date is accelerated. Each Whole Warrant is exercisable to purchase one Class A Restricted Voting Share (which, following the closing of the Qualifying Transaction, would become one Subordinate Voting Share).

In connection with the Offering, the Corporation granted the underwriter a 30- day non-transferable option to purchase up to an additional 5,250,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit, to cover over-allotments, if any, and for market stabilization purposes. The over-allotment option was exercised prior to the close of the initial public offering. As a result of the exercise of the over-allotment option, the Founders, (as defined below) own an aggregate of 10,089,750 Class B Shares, including 109,000 Class B Units and 9,810,000 Founders’ Warrants (as defined below).

Concurrent with the completion of the Offering, Mercer Park CB II, L.P. (the “Sponsor”), a limited partnership formed under the laws of the State of Delaware, indirectly controlled by Mercer Park, L.P., a privately-held family office based in New York, New York and Charles Miles and Sean Goodrich (or persons or companies controlled by them) (collectively with the Sponsor, the “Founders”) purchased an aggregate of 10,089,750 Class B Shares, consisting of 10,069,750 Class B Shares purchased by the Sponsor, 10,000 Class B Shares purchased by Charles Miles, and 10,000 Class B Shares purchased by Sean Goodrich. In addition, the Sponsor purchased an aggregate of 9,810,000 Warrants (“Founders’ Warrants”) at $1.00 per Founders’ Warrant.

Upon closing of the Qualifying Transaction, the Class B Shares would, in accordance with the Corporation’s articles, convert on a 100-for-1 basis into Multiple Voting Shares.

Each Class A Restricted Voting Unit commenced trading on May 13, 2019 on the Neo Exchange Inc. (the “Exchange”) under the symbol “BRND.U” and separated into Class A Restricted Voting Shares and Warrants on June 24, 2019, which trade under the symbols “BRND.A.U”, and “BRND.WT”, respectively. The Class B Shares issued to the Founders will not be listed prior to the completion of the Qualifying Transaction.

The proceeds of $402,500,000 from the Offering are held by Odyssey Trust Company, as Escrow Agent, in an escrow account (the “Escrow Account”) at a Canadian chartered bank or subsidiary thereof, in accordance with the escrow agreement. Subject to applicable law and payment of certain taxes, permitted redemptions and certain expenses, as further described herein, none of the funds held in the Escrow Account will be released to the Corporation prior to the closing of a Qualifying Transaction. The escrowed funds will be held to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a Qualifying Transaction, or an extension to the Permitted Timeline to up to 36 months with shareholder approval from the holders of Class A Restricted Shares and the Corporation’s board of directors, or in the event a Qualifying Transaction does not occur within the Permitted Timeline), (ii) fund a Qualifying Transaction with the net proceeds following payment of any such redemptions and deferred underwriting commissions, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds will also be used to pay the deferred underwriting commissions in the amount of $16,100,000, 75% of which will be payable by the Corporation to the underwriter only upon the closing of a Qualifying Transaction (subject to availability, failing which any short fall would be required to be made up from other sources) and the remaining 25% of which (or, if a lesser amount, the balance of the non-redeemed shares' portion of the Escrow Account, less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) will be payable by the Corporation as it sees fit, including for payment to other agents or advisors who have assisted with or participated in the sourcing, diligence and completion of its Qualifying Transaction.

In connection with consummating a Qualifying Transaction, the Corporation will require approval by a majority of the directors unrelated to the Qualifying Transaction. In connection with the Qualifying Transaction, holders of Class A Restricted Voting Shares will be given the opportunity to elect to redeem all or a portion of their Class A Restricted Voting Shares at a per share price, payable in cash, equal to the pro-rata portion per Class A Restricted Voting Share of: (A) the escrowed funds available in the Escrow Account at the time immediately prior to the redemption deposit timeline, including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account and (ii) actual and expected direct expenses related to the redemption, each as reasonably determined by the Corporation, subject to certain limitations. Each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or any other person with whom such holder or affiliate is acting jointly or in concert, will be subject to a redemption limitation of an aggregate 15% of the number of Class A Restricted Voting Shares issued and outstanding. Class B Shares will not be redeemable in connection with a Qualifying Transaction or an extension to the Permitted Timeline and holders of Class B Shares shall not be entitled to access the Escrow Account should a Qualifying Transaction not occur within the Permitted Timeline.

If the Corporation is unable to complete its Qualifying Transaction within the Permitted Timeline (or within an extension of the Permitted Timeline), the Corporation will be required to redeem each of the Class A Restricted Voting Shares. The Corporation’s Warrants (including the Warrants underlying the Class A Restricted Voting Units and the Class B Units and the Founders’ Warrants) will expire worthless. In such case, each holder of a Class A Restricted Voting Share will receive for an amount, payable in cash, equal to the pro-rata portion per Class A Restricted Voting Share of: (A) the Escrow Account, including any interest and other amounts earned; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of $50,000 of interest and other amounts earned to pay actual and expected expenses related to the dissolution and certain other related costs as reasonably determined by the Corporation. The underwriter will have no right to the deferred underwriting commissions held in the Escrow Account in such circumstances.

Overall Performance

The Corporation has not conducted commercial operations and it is focused on the identification and evaluation of businesses or assets to acquire and there were no notable events that occurred during the reporting periods presented.

For the year ended December 31, 2020, the Corporation earned interest income of $1,742,747 and reported income of $947,346 ($0.09 basic and diluted income per Class B Share). From the Incorporation Date to December 31, 2019, the Corporation earned interest income of $3,296,977 and reported income of $2,831,491 ($0.31 basic and diluted income per Class B Share). The expenses for the year ended December 31, 2020 primarily related to general and administrative expenses of $702,259, foreign exchange loss of $43,142, travel of $50,000, current income tax recovery of $114,990 and deferred income tax of $ 114,990. The expenses from the Incorporation date to December 31, 2019 primary relate to general and administrative expenses of $ 381,137, foreign exchange gain of $651, travel of $85,000, current income tax of $713,425 and deferred income tax recovery of $713,425.

Current liabilities as of December 31, 2020 total $745,813 (December 31, 2019 - $1,030,396). Shareholders’ deficiency as of December 30, 2020 is comprised of Class B Shares, unlimited, 10,198,751 issued of $nil (December 31, 2019 - $nil), additional paid-in-capital of ($11,684,284) (December 31, 2019 - ($11,684,284)) and retained earnings of $3,778,837 (December 31, 2019 - $2,831,491) for a net amount of ($7,905,447) (December 31, 2019 – ($8,852,793)) in shareholders’ deficit.

Commitments and contingencies as of December 31, 2020 total $402,500,000 (December 31, 2019 - $402,500,000). It is comprised of Class A Restricted Voting Shares subject to redemption, 40,250,000 shares (at a redemption value of $10.00 per share).

Working capital, which consists of current assets less current liabilities, is $2,559,062 (December 31, 2019 - $3,237,735) as of December 31, 2020. Management believes the Corporation’s working capital is sufficient for the Corporation to meet its ongoing obligations and meet its objective of completing a Qualifying Transaction.

The weighted average number of Class B Shares outstanding for the year ended December 31, 2020 was 10,198,751 (December 31, 2019 – 9,253,693).

Liquidity and Capital Resources

Marketable securities held in an escrow account	December 31, 2020
United States Treasury Bills	$407,509,774
Accrued interest	$26,301
Restricted cash	$981
Total marketable securities held in an escrow account	$407,537,056

Per Class A Restricted Voting Shares subject to redemption	$10.00

Cash held outside the escrow account	$2,095,023

We intend to use substantially all the funds held in the Escrow Account, including interest (which interest shall be net of taxes payable and certain expenses) to consummate a Qualifying Transaction. To the extent that, after redemptions, our share capital or debt is used, in whole or in part, as consideration to consummate a Qualifying Transaction, the remaining proceeds held in the Escrow Account may be used as working capital to finance the operations of the target business or businesses, make other acquisitions and/or pursue a growth strategy.

As of December 31, 2020, we had cash held outside of our Escrow Account of $2,095,023, which is available to fund our working capital requirements, including any further transaction costs that may be incurred. We expect to generate negative cash flow from operating activities in the future until our Qualifying Transaction is completed and we commence income generation. We intend to employ a proactive acquisition targeting strategy that identifies potential acquisition targets that align with the Corporation’s investment objectives. Consistent with this strategy, we have identified the following general criteria and guidelines that we believe are important in evaluating prospective acquisition targets:

•	Opportunity to consolidate a highly fragmented marketplace where even the largest brands represent less than 10% market share.

•	Ability to build an institutional-quality cannabis corporation focused on brands and branded products.

•	Companies with strong marketing and brand development expertise. Companies that will benefit from a defined branding strategy.

•	Companies with additional, strategic capabilities-such as distribution, manufacturing, or product development-that support brand value.

•	Orphaned or underinvested brands within existing companies.

•	Companies exhibiting growth and profitability performance that could be enhanced through improved access to capital and financial expertise.

•	Opportunity to provide rescue financing for undercapitalized operators. Companies that will benefit from being a public company.

Management seeks to ensure that our operational and administrative costs are minimal prior to the completion of a Qualifying Transaction, with a view to preserving the Corporation’s working capital.

We do not believe that we will need to raise additional funds to meet expenditures required for operating our business until the consummation of our Qualifying Transaction. We believe that we will have sufficient available funds outside of the Escrow Account to operate the business. However, we cannot be assured that this will be the case. To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Transaction, we may seek funding by way of unsecured loans from our Sponsor and/or its affiliates, up to a maximum aggregate principal amount equal to 10% of the escrowed funds, subject to the consent of the Exchange, which loans would, unless approved otherwise by the Exchange, bear interest at no more than the prime rate plus 1%. Our Sponsor will not have recourse under such loans against the amounts in escrow. Such loans will collectively be subject to a maximum principal amount of 10% of the escrowed funds and may be repayable in cash following the closing of a Qualifying Transaction and may only be convertible into Class B Shares and/or Warrants in connection with the closing of a Qualifying Transaction, subject to Exchange consent.

Discussion of Operations

Three Months Ended December 31, 2020 Compared to Three Months Ended December 31, 2019

The Corporation’s net loss totaled $ 144,116 for the three months ended December 31, 2020, with basic and diluted loss per Class B Share of $0.01. Activities for this period principally related to general and administrative expenses of $202,157, foreign exchange gain of $2,451, travel of $50,000, current income tax recovery of $135,887 and deferred income tax of $114,990. These expenses were offset by interest income of $84,693.

The Corporation’s net income totaled $1,412,880 for the three months ended December 31, 2019, with basic and diluted income per Class B Share of $0.16. Activities for this period principally related to general and administrative expenses of $100,398, foreign exchange loss of $2,963, travel of $85,000, current income tax of $713,425 and deferred income tax recovery of $713,425. These expenses were offset by interest income of $1,601,241.

Interest Income

Since completion of the Offering, the Corporation’s activity has been limited to the evaluation of business acquisition targets, and we do not expect to generate any operating income until the closing and completion of a Qualifying Transaction. In the interim, we expect to generate small amounts of non-operating income in the form of interest income on cash and short-term investments, including restricted cash and short-term investments held in escrow. As of December 31, 2020, all funds held in escrow were included in United States Treasury Bills, except for $981 held in a restricted cash account. Interest income on these investments is not expected to be significant in view of the current low interest rates.

During the three months ended December 31, 2020, the Corporation earned interest income of $84,693 (three months ended December 31, 2019 - $1,601,241).

General and Administrative Expenses

The Corporation’s general and administrative expenses consist of costs required to maintain its public company status in good standing, and expenses incurred to evaluate and identify companies, businesses, assets, or properties for potential acquisition in connection with the Corporation’s Qualifying Transaction. General and administrative costs were $202,157 for the three months ended December 31, 2020. General and administrative costs were $100,398 for the three months ended December 31, 2019.

Year Ended December 31, 2020 Compared to the Incorporation Date to December 31, 2019

The Corporation’s net income totaled $947,346 for the year ended December 31, 2020, with basic and diluted income per Class B Share of $0.09. Activities for this period principally related to general and administrative expenses of $702,259, foreign exchange loss of $43,142, travel of $50,000, current income tax recovery of $114,990 and deferred income tax expense of $114,990. These expenses were offset by interest income of $1,742,747.

The Corporation’s net income totaled $2,831,491 from the Incorporation Date to December 31, 2019, with basic and diluted income per Class B Share of $ 0.31. Activities for this period principally related to general and administrative expenses of $381,137, foreign exchange gain of $651, travel of $85,000, current income tax of $713,425 and deferred income tax recovery of $713,425. These expenses were offset by interest income of $3,296,977.

Interest Income

Since completion of the Offering, the Corporation’s activity has been limited to the evaluation of business acquisition targets, and we do not expect to generate any operating income until the closing and completion of a Qualifying Transaction. In the interim, we expect to generate small amounts of non-operating income in the form of interest income on cash and short-term investments, including restricted cash and short-term investments held in escrow. As of December 31, 2020, all funds held in escrow were included in United States Treasury Bills, except for $981 held in a restricted cash account. Interest income on these investments is not expected to be significant in view of the current low interest rates.

During the year ended December 31, 2020, the Corporation earned interest income of $1,742,747. During the period from the Corporation’s commencement of operations on the Incorporation Date to December 31, 2019 the Corporation earned interest income of $3,296,977.

General and Administrative Expenses

The Corporation’s general and administrative expenses consist of costs required to maintain its public company status in good standing, and expenses incurred to evaluate and identify companies, businesses, assets, or properties for potential acquisition in connection with the Corporation’s Qualifying Transaction. General and administrative costs were $702,259 for the year ended December 31, 2020. General and administrative costs were $381,137 from the Incorporation Date to December 31, 2019.

Off-Balance Sheet Arrangements

As of the date of this filing, the Corporation does not have any off- balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Corporation including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Proposed Transactions

Although the Corporation has commenced the process of identifying potential acquisitions with a view to completing a Qualifying Transaction, the Corporation has not yet entered into a definitive agreement. See “Subsequent Event”, below.

Selected Quarterly Information

A summary of selected information for each of the quarters presented below is as follows:

				Basic and Diluted
				Loss
	Income	Net (Loss) Income		per Class B Share
	($)	($)		($) (8)
December 31, 2020	-	$(144,116	)(7)	(0.01)
September 30, 2020	-	$(161,569	)(6)	(0.02)
June 30, 2020	-	$(83,442	)(5)	(0.01)
March 31, 2020	-	$1,336,473	(4)	0.13
December 31, 2019	-	$1,412,880	(3)	0.16
September 30, 2019	-	$1,611,697	(2)	0.16
Incorporation date to June 30, 2019	-	$(193,086	)(1)	(0.03)

Notes:

(1) From the Incorporation date to June 30, 2019, the Corporation earned interest income of $40.00 and reported a loss of $193,086 ($0.03 basic and diluted loss per Class B Share). The loss in the current period primary related to general and administrative expenses of $191,614 and foreign exchange of $1,512;

(2) For the three months ended September 30, 2019, the Corporation earned interest income of $1,695,696 and reported income of $1,611,697 ($0.16 basic and diluted income per Class B Share). The income in the current period primary related to general and administrative expenses of $89,125 and foreign exchange gain of $5,126;

(3) For the three months ended December 31, 2019, the Corporation earned interest income of $1,601,241 and reported income of $1,412,880 ($0.16 basic and diluted income per Class B Share). The income in the current period primary related to general and administrative expenses of $100,398, travel of $85,000, foreign exchange loss of $2,963, current income tax of $713,425 and deferred income tax recovery of $713,425;

(4) For the three months ended March 31, 2020, the Corporation earned interest income of $1,495,772 and reported income of $1,336,473 ($0.13 basic and diluted income per Class B Share). The income in the current period primary related to general and administrative expenses of $164,180 and foreign exchange income of $4,881;

(5) For the three months ended June 30, 2020, the Corporation earned interest income of $49,036 and reported a loss of $83,442 ($0.01 basic and diluted loss per Class B Share). The loss in the current period primary related to general and administrative expenses of $83,493, foreign exchange loss of $28,088 and a current tax expense of $20,897;

(6) For the three months ended September 30, 2020, the Corporation earned interest income of $113,246 and reported a loss of $161,569 ($0.02 basic and diluted loss per Class B Share). The loss in the current period primary related to general and administrative expenses of $252,429 and foreign exchange loss of $22,386;

(7) For the three months ended December 31, 2020, the Corporation earned interest income of $84,693 and reported a loss of $144,116 ($0.01 basic and diluted income per Class B Share). The loss in the current period primary related to general and administrative expenses of $202,157, foreign exchange gain of $2,451, travel of $50,000, current income tax recovery of $135,887 and deferred income tax of $114,990; and

(8) Per share amounts are rounded to the nearest cent, therefore aggregating quarterly amounts may not reconcile to year-to-date per share amounts.

Related Party Transactions

In May 2019, the Corporation entered into an administrative services agreement with the Sponsor for an initial term of 18 months, subject to possible extension, for office space, utilities, and administrative support, which may include payment for services of related parties, for, but not limited to, various administrative, managerial, or operational services or to help effect a Qualifying Transaction. The Corporation has agreed to pay $10,000 per month, plus applicable taxes for such services. As of December 31, 2020, the Corporation accrued $205,000 (December 31, 2019 - $85,000) in respect of these services.

On May 13, 2019, the Sponsor executed a make whole agreement and undertaking in favour of the Corporation, whereby the Sponsor agreed to indemnify the Corporation in certain limited circumstances where the funds held in the Escrow Account are reduced to below $10.00 per Class A Restricted Voting Share.

For the year ended December 31, 2020, the Corporation paid professional fees of $26,256 (April 19, 2019 (date of incorporation) to December 31, 2019 - $12,926) to Marrelli Support Services Inc. (“Marrelli Support”), an organization of which the Corporation's Chief Financial Officer is Managing Director. These services were incurred in the normal course of operations for general accounting and financial reporting matters. As of December 31, 2020, Marrelli Support was owed $9,034 (December 31, 2019 - $2,214) and was included in accounts payable and accrued liabilities on the Corporation's balance sheet.

During the year ended December 31, 2020, the Corporation paid professional fees and disbursements of $106 (April 19, 2019 (date of incorporation) to December 31, 2019 - $nil) to DSA Filing Services Limited (“DSA Filing”), an organization which Carmelo Marrelli, the Chief Financial Officer of the Corporation, controls. These services were incurred in the normal course of operation of filing matters to adhere to the Corporation’s continuous disclosure obligations and these amounts are included in public company filing and listing costs. As of December 31, 2020, DSA Filing was owed $nil by the Corporation (December 31, 2019 - $nil) and these amounts were included in accounts payable and accrued liabilities.

During the year ended December 31, 2020, the Corporation paid professional fees and disbursements of $1,116 (April 19, 2019 (date of incorporation) to December 31, 2019 - $nil) to Marrelli Press Release Services Limited (“Marrelli Services Limited”), an organization which Carmelo Marrelli, the Chief Financial of the Corporation, controls. These services were incurred in the Corporation’s normal course of operations in adherence with its continuous disclosure obligations and these amounts are included in public company filing and listing costs. As of December 31, 2020, Marrelli Services Limited was owed $nil (December 31, 2019 - $nil) and these amounts were included in accounts payable and accrued liabilities.

From April 16, 2019 (Date of Incorporation) to December 31, 2019 and for the year ended December 31, 2020, Ayr Strategies Inc. ("Ayr"), a company with common management, incurred travel costs on behalf of the Corporation. As of December 31, 2020, the Corporation owed Ayr $135,000 (December 31, 2019 - $85,000) and which included in due to related parties on the Corporation's balance sheets. This is based on a cash-call-basis from Ayr.

New standards not yet adopted, and interpretations issued but not yet effective

The Corporation does not believe that any accounting standards that have been recently issued but which are not yet effective would have a material effect on the Financial Statements if such accounting standards were currently adopted.

Accounting Policies and Critical Accounting Estimates

The preparation of the Corporation’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and items in net income or loss and the related disclosure of contingent assets and liabilities. Critical accounting estimates represent estimates made by management that are, by their very nature, uncertain. The Corporation evaluates its estimates on an ongoing basis. Such estimates are based on assumptions that the Corporation believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amount of items in net income or loss that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Warrant Valuation

Pursuant to the Offering, the Corporation issued Warrants. Estimating the fair value of warrants requires determining the most appropriate valuation model that is dependent on the terms and conditions of the warrant. The Corporation applies an option-pricing model to measure the fair value of the Warrants issued. Application of the option-pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the warrant. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net income or loss.

Income Tax

The determination of the Corporation’s income taxes, and other tax assets and liabilities requires interpretation of complex laws and regulations. Judgment is required in determining whether deferred income tax assets should be recognized on the balance sheet. Deferred income tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Corporation will generate taxable income in future periods to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing laws in each applicable jurisdiction. Future taxable income is also significantly dependent upon the Corporation completing a Qualifying Acquisition, the underlying structure of a Qualifying Acquisition, and the resulting nature of operations. To the extent that future cash flows and/or the probability, structure and timing, and the nature of operations of a future Qualifying Acquisition differ significantly from estimates made, the ability of the Corporation to realize a deferred tax asset could be materially impacted.

Controls and Procedures

The Corporation’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting as defined in the Canadian Securities Administrators’ National Instrument 52-109, “Certification of Disclosure in Issuer’s Annual and Interim Filings”.

Under their supervision, the Chief Executive Officer and Chief Financial Officer have implemented disclosure controls and procedures and internal controls over financial reporting appropriate for the nature of operations of the Corporation. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Corporation’s design of its internal controls over financial reporting is based on the principles set out in the “Internal Control – Integrated Framework (2013)” issued by The Committee of Sponsoring Organizations of the Treadway Commission (COSO)”.

In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, the Corporation has filed certificates signed by its Chief Executive Officer and the Chief Financial Officer certifying certain matters with respect to the design of disclosure controls and procedures and the design of internal control over financial reporting as of December 31, 2020.

Financial Instruments

The Corporation follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Corporation’s financial assets and liabilities reflects management’s estimate of amounts that the Corporation would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Corporation seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Corporation’s assets that are measured at fair value on a recurring basis on December 31, 2020 and 2019, and indicates the fair value hierarchy of the valuation inputs the Corporation utilized to determine such fair value:

	Carrying value as of
	December 31, 2020	Level 1 (*)	Level 2 (*)	Level 3 (*)
	($)	($)	($)	($)
Assets
Marketable securities held in an escrow account	407,537,056	407,537,056	nil	nil

(*) Fair values as of December 31, 2020

The Corporation is exposed to financial risks due to the nature of its business and the financial assets and liabilities that it holds. The Corporation’s overall risk management strategy seeks to minimize potential adverse effects of the Corporation’s financial performance. In particular, the Corporation intends to only invest the proceeds deposited in the Escrow Account in instruments that are the obligation of, or guaranteed by, the federal government of the United States of America or Canada. The Corporation believes this to be a low-risk strategy until the Corporation completes a Qualifying Transaction.

Market risk

Market risk is the risk that a material loss may arise from fluctuations in the fair value of a financial instrument. For purposes of this disclosure, the Corporation segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

Fair value risk is the potential for loss from an adverse movement, excluding movements relating to changes in interest rates and foreign exchange rates, because of changes in market prices. The Corporation is exposed to minimal fair value risk.

Interest rate risk

Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Due to the fixed interest rate on the Corporation's restricted cash and short-term balance held in escrow, its exposure to interest rate risk is nominal.

Currency risk

Currency risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates relative to the Corporation’s presentation currency of the United States dollar. The Corporation does not currently have any exposure risk as the Corporation transacts minimally in any currency other than the United States dollar.

Capital Management

(a) The Corporation defines the capital that it manages as its shareholders’ deficiency, net of its Class A Restricted Voting Shares subject to redemption. The following table summarizes the carrying value of the Corporation’s capital as of December 31, 2020:

$
Shareholders’ deficiency	(7,905,447)
Class A Restricted Voting Shares subject to redemption	402,500,000
Balance, December 31, 2020	394,594,553

The Corporation’s primary objective in managing capital is to ensure capital preservation to benefit from acquisition opportunities as they arise.

(b) Liquidity

As of December 31, 2020, the Corporation had $2,095,023 (December 31, 2019 - $4,127,262) in cash and cash equivalents. The Corporation expects to incur significant costs in pursuit of its acquisition plans.

To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Transaction, the Corporation may obtain such funding by way of unsecured loans from the Sponsor and/or its affiliates, subject to consent of the Exchange, which loans would, unless approved otherwise by the Exchange, bear interest at no more than the prime rate plus 1%. The Sponsor would not have recourse under such loans against the Escrow Account, and thus the loans would not reduce the value of such Escrow Account. Such loans would collectively be subject to a maximum principal amount of 10% of the escrowed funds and may be repayable in cash following the closing of a Qualifying Transaction and may only be convertible into Class B Shares and/or Warrants in connection with the closing of a Qualifying Transaction subject to Exchange consent.

Otherwise, and subject to any relief granted by the Exchange, the Corporation may seek to raise additional funds through a rights offering in respect of shares available to its shareholders, in accordance with the requirements of applicable securities legislation, and subject to placing the required funds raised in the Escrow Account in accordance with applicable Exchange rules.

Outlook

For the immediate future, the Corporation intends to identify and evaluate potential Qualifying Transactions. The Corporation continues to monitor its spending and will amend its plans based on business opportunities that may arise in the future.

Share Capital

As of the date of this MD&A, the Corporation had 40,250,000 Class A Restricted Voting Shares of the Corporation issued and outstanding. In addition, the Corporation had an aggregate of 10,089,751 Class B Shares, 109,000 Class B Units and 29,989,500 Warrants issued and outstanding.

Risk Factors

Please refer to the Corporation’s AIF for information on the risk factors to which the Corporation is subject. In addition, see “Cautionary Note Regarding Forward-Looking Information” above.

Contingency

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. It is uncertain what impact this volatility and weakness will have on the Corporation’s securities held at fair value and short-term investments. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 pandemic is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Corporation in future periods, including the ability of the Corporation to complete a Qualifying Transaction.

Subsequent Event

On February 2, 2020, the Corporation announced that it has an executed letter of intent in connection with a potential transaction, which would, if consummated, qualify as its qualifying transaction. Accordingly, the Corporation will be permitted until May 13, 2021 (24 months following the closing of its initial public offering) to conclude its qualifying transaction. The letter of intent is non-binding and proceeding with the transaction is subject to several conditions, including, among others, satisfactory due diligence and the negotiation and execution of a definitive agreement. The Corporation intends to disclose additional details regarding the transaction following the entry into a definitive agreement, if applicable. There can be no assurance that a definitive agreement will be completed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Years Ended December 31, 2020, December 31, 2019 and December 31, 2018 – GH Group, Inc.

Overview

GH Group, Inc. (“GH Group” or the “Company”), is a vertically integrated cannabis company that operates in the state of California. The Company cultivates, manufactures, and distributes cannabis consumer packaged goods, primarily to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores in the state of California.

Through these activities, GH Group has established the foundation for its ultimate strategy – to create the preeminent California cannabis brand company through a fully vertically integrated commercial cannabis company engaged in all licensed verticals – (i) cultivation; (ii) manufacturing; (iii) distribution; and (iv) retail – and providing customers with consistently high-quality products across a range of trusted and recognizable brands.

See “Description of Business” for an overview of the GH Group and “Regulatory Overview” for details regarding the California regulatory framework.

Recent Developments

Acquisition of Farmacy Berkeley

On January 1, 2021 the Company completed an acquisition of 100% of the equity interests of iCANN, LLC d/b/a Farmacy Berkeley (“iCANN”) a licensed retail cannabis company located in Berkeley, California. Pursuant to the terms of the merger agreement between as subsidiary of the Company and iCANN the following occurred: (i) the Company elected to convert earlier issued convertible notes with principal amount of $2,00,000 and accrued interest of $45,321 into equity interests of iCANN; (ii) the Company paid $400,000 in cash to four holders of iCANN equity interests: (iii) the Company issued 7,554,679 Series A Common shares to holders of iCANN equity interests; and (iv) the Company issued an additional 500,000 Series A Common shares to brokers and consultants.

Greenhouse Option Acquisition

GH Group is seeking to acquire (and subsequently exercise) an option to acquire the land and buildings on which a greenhouse is located in southern California (the “Greenhouse Option Acquisition”). GH Group is currently conducting due diligence on the Greenhouse Option Acquisition.

The Greenhouse Option Acquisition involves the proposed acquisition of an option to acquire a greenhouse (land and building) (collectively, the “Greenhouse”). The Greenhouse is currently leased by one or more farmers from its owner to grow non-cannabis crops. At the time of acquiring the Greenhouse, the current owner granted the prior owner (the “Optionholder”) an option (the “Greenhouse Option”) to acquire the Greenhouse for approximately $120 million. The Greenhouse is uniquely suited to meet the license requirements for cannabis cultivation in southern California. The Filer and GH Group are interested in this opportunity and are in discussions with the Optionholder for the purchase of the Greenhouse Option (either directly or by acquiring 100% of the equity in the entity that owns the Greenhouse). They believe, as does the Optionholder, that the Greenhouse would have substantial value if repurposed for cannabis production. In connection with completing the Greenhouse Option Acquisition, GH Group intends to apply for a license to use the Greenhouse to produce cannabis. The proposed transaction is as follows:

(a)	GH Group would acquire the Greenhouse Option from the Optionholder for approximately $100 million (before including any earn-out consideration), and then exercise it at a cost of approximately $120 million, payable in cash. The $100 million would be payable in common or subordinate voting shares of the Filer (or shares of a subsidiary exchangeable therefor) at a value of $10.00 per share.

(b)	Once licensed, GH Group would commence a phased construction project to alter the Greenhouse to produce cannabis in lieu of its current function of growing non-cannabis crops.

(c)	In addition, GH Group would retain the Optionholder, who GH Group considers to be a greenhouse operations expert, in a consulting or employment capacity, and would agree to pay him up to $75 million as an earnout as part of the purchase price for the Greenhouse Option Acquisition based on the success of the construction project and the performance of the proposed cannabis operations at the Greenhouse

The Element Acquisition

GH Group is seeking to acquire a series of related limited liability companies that are currently in the application stage for 17 cannabis retail dispensary licenses for locations in California (the “Element Acquisitions”). GH Group is currently conducting due diligence on the Element Acquisitions.

The Element Acquisitions involve the proposed acquisitions of 100% of the shares owned by Element 7 Inc. (“Element 7”) of a company or series of related companies that are currently in the application stage for licenses for 17 cannabis retail dispensaries in California. None of the licenses have been obtained. The Filer and GH Group are interested in this opportunity and are in the process of negotiating a non-binding memorandum of understanding with Element 7. The proposed transaction is as follows:

(a)	GH Group would acquire, directly or indirectly, the shares of the limited liability company or series of related companies currently applying for the licenses from Element 7 for a value of approximately $1,500,000 for each license, up to a maximum amount of $25,500,000 for all 17 license applications.

(b)	The proposed up to $25,500,000 purchase price to be paid by the Filer or GH Group for the Element Acquisitions is proposed to be paid in newly-issued common or subordinate voting shares of the Filer (or shares of a subsidiary exchangeable therefor) at a value of $10.00 per share.

(c)	The purchase of each entity currently applying for a license would be subject to the satisfaction of certain conditions, which may be waived in GH Group’s discretion. In the event such conditions are not satisfied in respect of any such purchase, GH Group would not be obligated to purchase such entity, and the price would be reduced accordingly.

Major Business Lines and Geographies

GH Group views its financial results under one business line – the creation of dominant, extensible CPG products and brands through cannabis cultivation, production, and sales. GH Group generates all of its revenue in the State of California.

While many cannabis businesses prioritized brand building and customer acquisition before securing a reliable product flow, the Company believes that in a consumer- focused CPG space, consistent delivery of high-quality product at an attractive price point is a first principle, and a prerequisite for any other activity.

Cannabis Cultivation, Production, and Sales

GH Group operates greenhouse cultivation facilities in Carpinteria and Santa Barbara, California. GH Group’s production facility is located in Lompoc, California.

GH Group generates revenue by selling its products both to its own and third-party dispensaries in California, including both raw cannabis, cannabis oil, and cannabis consumer goods. GH Group’s dispensaries are located in Santa Barbara and Santa Ana, California.

Geographic Areas

All of GH Group’s revenue is derived from the California cannabis market.

Market Update and Objectives

The state of California represents the largest single market for cannabis in the U.S., with over $7 billion in revenues in 2020 and an adult population of over 31 million. The California market is highly fragmented, with over 6,000 cultivation licenses in operation, over 1,000 distribution licenses over 700 operational dispensaries and greater than 1,000 brands. With this backdrop, GH Group looks to use scale in cultivation and distribution (through its own dispensaries and third party retailers) to achieve economies of scale that allow GH Group to outperform competitors and build superior brand awareness and loyalty.

Results of Operations

The following are the results of our operations for the year ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Revenue, Net	$48,259,601	$16,941,426	$8,967,286
Cost of Goods Sold	29,519,143	8,461,551	3,749,373
Gross Profit	18,740,458	8,479,875	5,217,913
Expenses:
General and Administrative	18,637,477	9,354,591	3,094,857
Sales and Marketing	1,489,664	912,842	143,216
Professional Fees	2,040,004	5,196,993	1,913,865
Depreciation and Amortization	2,576,263	1,455,780	767,567
Total Expenses	24,743,408	16,920,206	5,919,505
Loss from Operations	(6,002,950)	(8,440,331)	(701,592)
Other Expense (Income):
Interest Expense	2,179,137	636,762	597,427
Interest Income	(115,572)	(443,523)	(308,591)
Loss on Investments	2,126,112	1,147,968	166,059
Loss (Income) on Change in Fair Value of Derivative Liabilities	251,663	-	-
Other Expense (Income), Net	(203,345)	(19,419)	(202,397)
Total Other Expense	4,237,995	1,321,788	252,498
Loss from Operations Before Provision for Income Taxes	(10,240,945)	(9,762,119)	(954,090)
Provision for Income Taxes	6,418,533	972,520	357,352
Net Loss	(16,659,478)	(10,734,639)	(1,311,442)
Net Income (Loss) Attributable to Non-Controlling Interest	-	(511,465)	211,396
Net Loss Attributable to Shareholders / Members of GH Group	$(16,659,478)	$(10,223,174)	$(1,522,838)

Revenue

2020

Revenue for the year ended December 31, 2020 was $48.3 million, which represents an increase of $31.3 million or 185% from $16.9 million for the year ended December 31, 2019. Revenue growth in 2020 was primarily driven by an increase in cannabis production from the Company’s second greenhouse cultivation facility, which commenced operations in Q1 2020 and expanded operational canopy from approximately 113,000 square feet at the end of December 2019, to over 390,000 square feet by the 2020. The Company’s cannabis retail dispensaries also contributed to year over year revenue growth, with a full year of operations in 2020 versus less than 6 months of operations in 2019.

2019

For the year ended December 31, 2019, revenue was $16.9 million, which represents an increase of $8.0 million or 89% from $9.0 million for the year ended December 31, 2018. Revenue growth in 2019 was primarily driven by an increase in cannabis production from the Company’s first greenhouse cultivation facility, which operated at full capacity throughout 2019, and at partial capacity in 2018 while the Company ramped up operations. The Company began retail operations in Q3 2019, opening one store and acquiring another, which also increased revenue from the prior year.

2018

For the year ended December 31, 2018, revenue was $9.0 million. Revenues during 2018 consisted primarily of bulk biomass sales produced from the Company’s first greenhouse cultivation facility.

Cost of Goods Sold

2020

For the year ended December 31, 2020, cost of goods sold was $ 29.5 million, which represents an increase of $21.1 million or 249% from the prior year amount of $8.5 million. Cost increases were primarily attributable to the Company’s expanding cannabis cultivation operation which grew over 300% from the prior year. The Company’s cannabis dispensaries also contributed to year over year cost increases, with a full year of operations in 2020 and less than 6 months of operations in 2019.

2019

For the year ended December 31, 2019, cost of goods sold was $8.5 million, which represents an increase of $4.7 million or 126% from the prior year amount of $3.7 million. Cost increases were primarily due to the Company’s grow operations being fully operational throughout 2019 and only partially operational in 2018. The Company began retail operations in Q3 2019, opening one store and acquiring another, which also increased cost of goods sold from the prior year.

2018

For the year ended December 31, 2018, cost of goods sold was $3.7 million. The Company’s cost of goods sold is a direct result of the Company’s grow operations during 2018.

General and Administrative

2020

For the year ended December 31, 2020, general and administrative expenses was $18.6 million, which represents an increase of $9.3 million or 99% from the prior year amount of $9.4 million. General and administrative cost increases are primarily attributable to headcount additions required to support operational expansion initiatives and include stock-based compensation, salary expenses, employee benefits, selling costs and incidental expenses related to corporate, cultivation and retail operations.

2019

For the year ended December 31, 2019, general and administrative expenses was $9.4 million, which represents an increase of $6.3 million or 202% from the prior year amount of $3.1 million. General and administrative cost increases are primarily attributable to headcount additions required to support operational expansion initiatives and include stock-based compensation, salary expenses, employee benefits, selling costs and incidental expenses related to corporate, cultivation and retail operations.

2018

For the year ended December 31, 2018, general and administrative expenses was $ 3.1 million. General and administrative expenses include stock-based compensation, salary expenses, employee benefits, selling costs and incidental expenses related to corporate, cultivation and retail operations.

Sales & Marketing

2020

For the year ended December 31, 2020, sales and marketing expenses was $1.5 million, which represents an increase of $0.6 million or 63% from the prior year amount of $0.9 million. The Company’s cannabis dispensaries contributed to year over year cost increases, with a full year of operations in 2020 and less than 6 months of operations in 2019. Sales and marketing expenses include advertising and promotions in various media outlets.

2019

For the year ended December 31, 2019, sales and marketing expenses was $0.9 million, which represents an increase of $0.8 million or 537% from the prior year amount of $0.1 million. Marketing expenses increased year over year to support the Company’s retail operations, which began Q3 2019.

2018

For the year ended December 31, 2018, The Company incurred $0.1 million of sales and marketing expenses for general advertising and promotions in various media outlets.

Professional Fees

2020

For the year ended December 31, 2020, professional fees were $2.0 million, which represents a decrease of $3.2 million or 61% from the prior year amount of $5.2 million. The decrease from 2019 was a result of the preparatory work performed in 2019 for business combinations, mergers and acquisitions. During 2020, the Company deliberately curtailed the use of consultants.

2019

For the year ended December 31, 2019, professional fees were $5.2 million, which represents an increase of $3.3 million or 172% from the prior year amount of $1.9 million. The increase from 2018 is a direct result of the Company’s merger and acquisition activity, capital raises, preparatory work required for business combinations executed in 2020 and to support operational expansion initiatives.

2018

For the year ended December 31, 2018, professional fees were $ 1.9 million. Professional fees in 2018 represent fees paid to part time operational and accounting consultants and for legal and advisory fees.

Other Expense

2020

For the year ended December 31, 2020, net other expenses were $4.2 million, which represents a increase of $2.9 million or 221% from the prior year amount of $1.3 million. The increase from 2019 was a result of the increase in interest expense from our debt incurred during 2020 and an increase in our unrealized losses on our equity method investments.

2019

For the year ended December 31, 2019, net other expenses were $1.3 million, which represents a increase of $1.0 million or 323% from the prior year amount of $0.3 million. The increase from 2018 was primarily a result of the increase in our unrealized losses on our equity method investments.

2018

For the year ended December 31, 2018, net other expenses were $0.3 million. Net other expenses in 2018 is primarily represented by interest expense ($0.6 million), offset by interest income of $0.3 million from our notes receivables.

Liquidity and Capital Resources

Overview

Historically, GH Group’s primary source of liquidity has been capital contributions made by equity investors and debt issuances. GH Group expects to generate positive cash flow from its operations going forward and expects such positive cash flow to be its principal source of future liquidity. In the event sufficient cash flow is not available from operating activities, GH Group may continue to raise equity or debt capital from investors in order to meet liquidity needs.

Financial Condition

Cash Flows

The following table summarizes GH Group’s consolidated statement of cash flows from continuing operations for the year end December 31:

	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
NET CASH USED IN OPERATING ACTIVITIES	$(7,697,679)	$(3,434,706)	$(909,209)
CASH FLOWS FROM INVESTING ACTIVITIES:
NET CASH USED IN INVESTING ACTIVITIES	(7,719,045)	(15,788,070)	(14,845,042)
CASH FLOWS FROM FINANCING ACTIVITIES:
NET CASH PROVIDED BY FINANCING ACTIVITIES	17,320,089	8,080,108	23,873,520
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,903,366	(11,142,668)	8,119,269
Cash and Cash Equivalents, Beginning of Period	2,631,886	13,774,554	5,655,285
CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,535,251	$2,631,886	$13,774,554

Cash Flow Provided by Operating Activities

2020

Cash used in operating activities totaled $ 7.7 million in 2020. This was primarily driven by the net loss incurred of $16.7 million during the year, increases in accounts receivable ($3.5 million) and buildup of inventory ($3.8 million) resulting from increased operations. The use of cash in operations was offset by the increase in trade payables and accrued liabilities ($1.9 million), increase in income taxes payable ($3.9 million), Increases in deferred tax liabilities, net ($1.3 million) and non-cash expense from interest capitalized to notes payable ($ 1.1 million), share-based compensation ($2.5 million), accretion of debt discounts on loans ($1.1 million), loss on equity method investments ($2.1 million) and depreciation and amortization ($2.6 million).

2019

Cash used in operating activities totaled $3.4 million in 2019. This was primarily driven by the net loss incurred of $10.8 million during the year as a result from increased operations. The use of cash in operations was offset by the increase in trade payables and accrued liabilities ($3.2 million) and non-cash expense from share-based compensation ($1.9 million), unrealized loss on equity method investments ($1.1 million) and depreciation and amortization ($1.5 million).

2018

Cash used in operating activities totaled $0.9 million in 2018. This was primarily driven by the net loss incurred of $1.4 million during the year, increases in accounts receivable ($0.5 million) and buildup of inventory ($0.8 million) resulting from increased operations. The use of cash in operations was offset by non-cash expense from share-based compensation ($0.8 million) and depreciation and amortization ($0.8 million).

Cash Flow Provided by (Used in) Investing Activities

2020

Cash used in investing activities totaled $ 7.7 million in 2020. This was primarily driven by the purchase of property and equipment ($3.9 million) purchase of investments ($2.9 million) and issuance of notes receivables ($1.1 million).

2019

Cash used in investing activities totaled $15.8 million in 2019. This was primarily driven by the purchase of property and equipment ($5.7 million), purchase of investments ($5.1 million), issuance of notes receivables ($3.5 million) and cash paid for an acquisition ($1.9 million).

2018

Cash used in investing activities totaled $14.8 million in 2018. This was primarily driven by the purchase of property and equipment ($12.7 million) and the purchase of investments ($3.2 million). Cash outflows from investing activities were offset by repayments on notes receivables during the year ($1.1 million).

Cash Flow Provided by (Used in) Financing Activities

2020

Cash provided by financing activities totaled $17.3 million in 2020. This was primarily driven by cash proceeds from the issuance of notes and convertible notes payable during the year ($18.4 million) which was offset by payments on notes payable ($1.1 million).

2019

Cash provided by financing activities totaled $8.1 million in 2019. This was primarily driven by cash proceeds from the issuance of notes payable during the year ($1.7 million), cash contributions from investors ($8.1 million) offset by payments of notes payable during the year ($0.9 million).

2018

Cash provided by financing activities totaled $23.9 million in 2018. This was primarily driven by cash proceeds from the issuance of notes and convertible notes payable during the year ($9.9 million), cash contributions from investors ($16.4 million) offset by payments of distributions to shareholders during the year ($2.0 million).

As previously noted, GH Group’s primary source of liquidity has been capital contributions and debt capital made available from investors. GH Group expects to generate positive cash flow from its operations going forward and expects such positive cash flow to be its principal source of future liquidity. In the event sufficient cash flow is not available from operating activities, GH Group may continue to raise equity capital from investors in order to meet liquidity needs. GH Group does not have any committed sources of financing, nor significant outstanding capital expenditure commitments.

Contractual Obligations

GH Group has contractual obligations to make future payments, including debt agreements and lease agreements from third parties and related parties.

The following table summarizes such obligations as of December 31, 2020:

	2021	2022	2023 - 2024	After 2024	Total
Notes Payable from Third Parties and Related Parties	$601,187	$-	$2,189,264	$22,839,551	$25,630,002
Leases obligations	731,354	745,094	1,526,302	1,231,207	4,233,957
Total Contractual Obligations	$1,332,541	$745,094	$3,715,566	$24,070,758	$29,863,959

Transactions with Related Parties

Reposition Debt Transactions

Reposition Investments, LLC, a Texas limited liability company (“Reposition”) and an affiliate of a shareholder of the Company, agreed to make a $1,000,000 unsecured bridge loan to the Company at an interest rate of 8% per annum to fund the Company until the initial close of Senior Notes Offering, pursuant to that certain Promissory Note, dated as of January 24, 2020, issued by the Company in favour of Reposition. In February 2020, the Company executed and delivered to Reposition, and Reposition accepted, documentation in substantially the form of the approved Senior Secured Convertible Notes to cancel and reissue the bridge note as part of the Senior Convertible Notes Offering. Accordingly, as of December 31, 2020, the Reposition Bridge Note is no longer outstanding and Repositions Senior Convertible Note balance of $1,000,000 principal balance is included as a component of convertible notes noted above. As of December 31, 2020 and 2019, no amounts were due under the original notes.

Magu Farm Lenders Debt Transactions

In 2018, Magu Farm LLC issued approximately $9,925,000 in secured promissory notes convertible into equity interests in Magu Investment Fund (collectively, the “Magu Farm Convertible Notes”) to certain lenders who are affiliates of shareholders of the Company (collectively, the “Magu Farm Lenders,” and individually, a “Magu Farm Lender”)

On October 7, 2019, Magu Farm LLC and Magu Investment Fund notified each Magu Farm Lender of Magu Investment Fund’s intention to merge with and into the Company at the closing of the Roll-Up. Subsequent to such notification, effective as of October 7, 2019, each Magu Farm Lender other than Kings Bay Investment Company Ltd., a Cayman Islands company (“KBIC ”), entered into a letter agreement pursuant to which such Magu Farm Lender, among other things, (a) converted its respective Magu Farm Convertible Note with an aggregate value of $8,000,000 into equity interests in Magu Investment Fund and (b) agreed to terminate both the Co-Lending Agreement and its respective security interest as defined in the agreement. All accrued and unpaid interest were paid prior to conversion. KBIC balance which was not converted remained. Effective as of March 1, 2020, KBIC assigned the Kings Bay Note to Kings Bay Capital Management Ltd., a Cayman Islands company (“KBCM”).

Effective as of April 10, 2020, KBCM and the Company entered into an Assignment, Novation and Note Modification Agreement and a Security Agreement, pursuant to which, among other things, (a) the company assumed all of Magu Farm LLC’s rights, duties, liabilities and obligations under the Kings Bay Note, (b) the Kings Bay Note was modified, among other things, such that KBCM has the right to convert the Kings Bay Note into Class A Shares at the same conversion price accorded to the other Magu Farm Lenders, and (c) the obligations under the Kings Bay Note were secured by a pledge of the securities of GH Group’s subsidiaries but expressly subordinated to the holders of the Senior Convertible Notes. As a result of the modification, the Company recorded an loss on extinguishment of debt due to modification for approximately $389,000 which is included as a component of other income, net in the accompanying consolidated statement of operations. As of December 31, 2020 and 2019, the balance due to KBCM is $2,189,264 and $1,925,000, respectively.

Graham S. Farrar Living Trust – Related Party

On October 5, 2019, G&H Supply Company LLC issued a promissory note in the original principal amount of $315,000 in favour of the Graham S. Farrar Living Trust established February 2, 2000 (the “Farrar Trust”), an affiliate of Graham Farrar (the “Original G&H / Farrar Note”). Effective as of February 20, 2020, GH Group executed and delivered to the Farrar Trust, and the Farrar Trust accepted, documentation in substantially the form of the approved Forms of Note Offering Documents to cancel and reissue the loan evidenced by the Original G&H / Farrar Note as part of the convertible debt offering. As of December 31, 2020 and 2019, the balance of these notes was $0, and $316,262, respectively.

BFP Debt Transactions

In connection with the Incubation, Beach Front Properties, LLC, a California limited liability company (“BFP”), advanced to Magu Capital loans in the aggregate principal amount of $400,000 (the “BFP Loans”), which BFP Loans were documented by that certain promissory note dated as of June 7, 2017 and that certain promissory note dated as of March 22, 2018 (together, the “BFP Notes”), and the remaining monetary portion of the BFP Loans was not previously documented but intended by BFP and Magu Capital to be advanced under the same terms as set forth in the BFP Notes. Magu Capital used the proceeds of the BFP Loans to pay certain expenses of the Company. Effective as of June 30, 2020: (a) Magu Capital assigned to the Company, the Company assumed and Magu Capital was released from, all of Magu Capital’s rights, duties and obligations under the BFP Loans; and (b) the Company executed and delivered to BFP, and BFP accepted, documentation in substantially the form of the approved convertible debt offering.

Incubation Services

Effective January 1, 2019, GH Group and Magu Capital LLC, a California limited liability company (“Magu Capital”), entered into a Services and Incubation Agreement (the “Services and Incubation Agreement”), pursuant to which Magu Capital agreed to perform certain advisory and business “incubation” services for GH Group (and incur certain fees and expenses on behalf of GH Group as part of and as performance for such services) (collectively, the “Incubation”) in consideration of GH Group’s agreement to issue to Magu Capital, upon a date certain following the closing of the Roll-Up as reasonably determined by the board of directors of GH Group, a warrant to purchase a fixed number of Class A Shares at an agreed upon strike price and no later than three years following the grant date.

On July 23, 2020, GH Group issued to Magu Capital a Warrant to Purchase Exercise Shares (the “Magu Capital Warrant”), in full satisfaction of GH Group’s obligations under the Services and Incubation Agreement to compensate Magu Capital for the Incubation. The value of the warrants was fair valued at approximately $ 427,000. The Company recorded a gain on extinguishment of the liability in the amount of approximately $573,000 which is recorded as a component of other income in the accompanying consolidated statement of operations. The balance due to Magu Capital as of December 31, 2020 and 2019 was $0 and$1,773,879, respectively and is included as a component of accounts payable and accrued liabilities in the consolidated and combined balance sheet.

Issuance of Class B Shares for Management Services

In January 2020, The Company as part of the roll up and re-organization: (a) issued to APP Investment Advisors LLC, a California limited liability company (“APP Investment Advisors”), an affiliate of certain significant shareholders, 9,047,226 shares of Class B common stock of GH Group (“Class B Shares”), in exchange for certain management services rendered by APP Investment Advisors for AP Investment Fund; and (b) issued to Magu Capital, an affiliate of certain significant shareholders, 23,248,044 Class B Shares, in exchange for certain management services rendered by Magu Capital for CA Brand Collective, Magu Investment Fund and MG Padaro Fund.

Asset Management Fees

The Company has an agreement with certain related parties which provide asset management services. Fees are paid quarterly. For the year ended December 31, 2020, 2019 and 2018, the Company incurred expenses of approximately $0, $822,000 and $590,000, respectively.

Critical Accounting Estimates

Use of Estimates

The preparation of the consolidated and combined financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the consolidated and combined financial statements and the reported amounts of total net revenue and expenses during the reporting period. The Company regularly evaluates significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation of property and equipment, amortization of intangible assets, inventory valuation, share-based compensation, business combinations, goodwill impairment, long-lived asset impairment, purchased asset valuations, fair value of financial instruments, compound financial instruments, derivative liabilities, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Estimated Useful Lives and Depreciation of Property and Equipment

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Estimated Useful Lives and Amortization of Intangible Assets

Amortization of intangible assets is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgment. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions.

Impairment of Long-Lived Assets

For purposes of the impairment test, long-lived assets such as property, plant and equipment and definite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity- specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies, at the date of evaluation. The reversal of impairment losses is prohibited.

Leased Assets

The Company adopted Audit Standards Update (“ASU”) 2016-02, “Leases (Topic 842)” (“ASC 842”) using the full retrospective approach, which provides a method for recording existing leases at adoption using the effective date as its date of initial application. Accordingly, the Company has recorded its leases at inception of the Company. The Company elected the package of practical expedients provided by ASC 842, which forgoes reassessment of the following upon adoption of the new standard: (1) whether contracts contain leases for any expired or existing contracts, (2) the lease classification for any expired or existing leases, and (3) initial direct costs for any existing or expired leases. In addition, the Company elected an accounting policy to exclude from the balance sheet the right-of-use assets and lease liabilities related to short-term leases, which are those leases with a lease term of twelve months or less that do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

The Company applies judgment in determining whether a contract contains a lease and if a lease is classified as an operating lease or a finance lease. The Company applies judgement in determining the lease term as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. All relevant factors that create an economic incentive for it to exercise either the renewal or termination are considered. The Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate. In adoption of ASC 842, the Company applied the practical expedient which applies hindsight in determining the lease term and assessing impairment of right-of-use assets by using its actual knowledge or current expectation as of the effective date. The Company also applies judgment in allocating the consideration in a contract between lease and non-lease components. It considers whether the Company can benefit from the right-of-use asset either on its own or together with other resources and whether the asset is highly dependent on or highly interrelated with another right of-use asset. Lessees are required to record a right of use asset and a lease liability for all leases with a term greater than twelve months. Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected remaining lease term. The incremental borrowing rate is determined using estimates which are based on the information available at commencement date and determines the present value of lease payments if the implicit rate is unavailable.

Income Taxes

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the combined balance sheet. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.

The Company follows accounting guidance issued by the Financial Accounting Standards Board (“FASB”) related to the application of accounting for uncertainty in income taxes. Under this guidance, the Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities”. Professional standards generally provide three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of Conventional Convertible Debt Instrument”.

The Company accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance ASC 470, “Accounting for Convertible Securities with Beneficial Conversion Features”, as those professional standards pertain to “Certain Convertible Instruments”. Accordingly, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption. The Company also records when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. ASC 815-40 provides that generally, if an event is not within the entity’s control could or require net cash settlement, then the contract shall be classified as an asset or a liability.

Derivative Liabilities

The Company evaluates its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the Consolidated Statements of Operations. In calculating the fair value of derivative liabilities, the Company uses a valuation model when Level 1 inputs are not available to estimate fair value at each reporting date. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the Consolidated Balance Sheets as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within twelve months of the Consolidated Balance Sheets date. Critical estimates and assumptions used in the model are discussed in “Note 12 - Derivative Liabilities”.

Business Combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition related transaction costs are expensed as incurred and included in the consolidated and combined statements of operations. Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair value at the date of acquisition. When the Company acquires control of a business, any previously held equity interest also is remeasured to fair value. The excess of the purchase consideration and any previously held equity interest over the fair value of identifiable net assets acquired is goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously held equity interest, the difference is recognized in the Consolidated and combined Statements of Operations immediately as a gain on acquisition. See “Note 8 – Business Acquisitions” for further details on business combinations.

Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. The Company allocates the total cost of the acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company identifies and attributes values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions regarding multiple, highly subjective variables, including those with respect to future cash flows, discount rates, asset lives, and the use of different valuation models, and therefore require considerable judgment. The Company’s estimates and assumptions are based, in part, on the availability of listed market prices or other transparent market data. These determinations affect the amount of amortization expense recognized in future periods. The Company bases its fair value estimates on assumptions it believes to be reasonable but are inherently uncertain. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with ASC 450, “Contingencies”, as appropriate, with the corresponding gain or loss being recognized in earnings in accordance with ASC 805.

Share-Based Compensation

The Company has a share-based compensation plan comprised of stock options (“Options”) and stock appreciation rights (“SARs”). Options provide the right to the purchase of one Series A Common share per option. Stock appreciation rights provide the right to receive cash from the exercise of such right based on the increase in value between the exercise price and the fair market value of Series A Common shares of the Company at the time of exercise. The Company has issued both incentive stock options and non-qualified stock options.

The Company accounts for its share- based awards in accordance with ASC Subtopic 718-10, “Compensation – Stock Compensation”, which requires fair value measurement on the grant date and recognition of compensation expense for all share-based payment awards made to employees and directors, including restricted share awards. For stock options, the Company estimates the fair value using a closed option valuation (Black-Scholes) model. When there are market-related vesting conditions to the vesting term of the share-based compensation, the Company uses a valuation model to estimate the probability of the market-related vesting conditions being met and will record the expense. The fair value of restricted share awards is based upon the quoted market price of the common shares on the date of grant. The fair value is then expensed over the requisite service periods of the awards, net of estimated forfeitures, which is generally the performance period and the related amount is recognized in the consolidated and combined statements of operations.

The fair value models require the input of certain assumptions that require the Company’s judgment, including the expected term and the expected share price volatility of the underlying share. The assumptions used in calculating the fair value of share-based compensation represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change resulting in the use of different assumptions, share-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If the actual forfeiture rate is materially different from management’s estimates, the share-based compensation expense could be significantly different from what the Company has recorded in the current period.

Financial Instruments

Measurement

All financial instruments are required to be measured at fair value on initial recognition, plus, in the case of a financial asset or financial liability not at FVTPL, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at FVTPL are expensed in profit or loss. Financial assets and financial liabilities with embedded derivatives are considered separately when determining whether their cash flows are solely payment of principal and interest. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods, with any changes taken through profit and loss or other comprehensive income (irrevocable election at the time of recognition). For financial liabilities measured subsequently at FVTPL, changes in fair value due to credit risk are recorded in other comprehensive income.

Fair Value

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Impairment

The Company assesses all information available, including on a forward-looking basis the expected credit loss associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset at the reporting date with the risk of default at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information. For accounts receivable only, the Company applies the simplified approach as permitted by ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macro-economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost. The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement.

Changes in Accounting Policies Including Adoption

In December 2019, the FASB issued ASU 2019- 12, “Simplifying the Accounting for Income Taxes” which eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its consolidated and combined financial position and consolidated and combined results of operations.

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity Securities (Topic 321)”, “Investments— Equity Method and Joint Ventures (Topic 323)”, and “Derivatives and Hedging (Topic 815)”, which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its consolidated and combined financial position and consolidated and combined results of operations.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt With Conversion and Other Options (Subtopic 470-20)” and “Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Adoption is applied on a modified or full retrospective transition approach. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its consolidated and combined financial position and consolidated and combined results of operations.

Financial Instruments and Other Instruments

Fair Value of Financial Instruments

GH Group’s financial instruments consist of cash and cash equivalents, accounts receivables, investments, notes receivable trade payables, accrued liabilities, operating lease liabilities and notes payable. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

Level 3 – inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

There have been no transfers between fair value levels during the years.

Other Risks and Uncertainties

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at December 31, 2020 and 2019 is the carrying values of cash and cash equivalents, restricted cash, accounts receivable, and due from related party. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions. The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk but has limited risk as the majority of its sales are transacted with cash.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As of December 31, 2020 and 2019, cash generated from ongoing operations was not sufficient to fund operations and growth strategy as discussed above in “Financial Condition, Liquidity and Capital Resources”.

Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions are denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks. The Company’s main risk is associated with fluctuations in Canadian dollars. The Company holds cash in U.S. dollars, investments denominated in U.S. dollars, debt denominated in U.S. dollars and equity denominated in U.S. and Canadian dollars. Such assets and liabilities denominated in currencies other than the U.S. dollar are translated based on the Company’s foreign currency translation policy. As of December 31, 2020 and 2019, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s financial liabilities have fixed rates of interest and therefore expose the Company to a limited interest rate fair value risk.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of investments held in privately-held entities are based on a market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended August 31, 2019 and the Year Ended December 31, 2018 – Bud and Bloom

Overview

Bud and Bloom (“the Company”) consists of the combined financial statements of Saint Gertrude Management Company, LLC (“SGMC”) and Bud and Bloom (“BNB”). The Company is a cannabis company that operates a dispensary in the city of Santa Ana, California.

See “Description of Business” for an overview of the Company and “Regulatory Overview” for details regarding the California regulatory framework.

Recent Developments

Acquisition by GH Group, Inc.

On August 31, 2019, GH Group, Inc (“GH Group”). completed the acquisition of the Company for aggregate consideration of $1,912,000 which is comprised of all cash at closing.

Major Business Lines and Geographies

The Company views its financial results under one business line – the procurement and sale of cannabis retail products in the city of Santa Ana, California.

Geographic Areas

All of the Company’s revenue is derived from the city of Santa Ana, California cannabis market.

Market Update and Objectives

The state of California represents the largest single market for cannabis in the U.S., with over $7 billion in revenues in 2020 and an adult population of over 31 million. The California market is highly fragmented, with over 6,000 cultivation licenses in operation, over 1,000 distribution licenses over 700 operational dispensaries and greater than 1,000 brands. With this backdrop, and with the acquisition of the Company by GH Group, GH Group along with its other retail dispensaries look to expand its retail presence and brand name that allow GH Group to outperform competitors and build superior brand awareness and loyalty.

Results of Operations

The following are the results of our operations for the period end August 31, 2019 and the year ended December 31, 2018:

	2019	2018
Revenues, Net	$3,809,773	$4,249,638
Cost of Goods Sold	2,232,857	2,890,836
Gross Profit	1,576,916	1,358,802
Expenses:
General and Administrative	920,442	1,350,857
Sales and Marketing	129,010	173,918
Professional Fees	70,592	127,500
Depreciation and Amortization	62,374	90,238
Total Expenses	1,182,418	1,742,513
Income (Loss) from Operations	394,498	(383,711)
Other Expense (Income):
Interest Expense	354,162	256,343
Other Income, Net	(34,742)	(5,092)
Total Other Expense	319,420	251,252
Income (Loss) from Operations Before Provision for Income Taxes	75,078	(634,962)
Provision for Income Taxes	430,205	250,493

Net Loss	$(355,127)	$(885,455)

Revenue

For the period ended August 31, 2019

For the period ended August 31, 2019, revenue was $3.8 million ($5.7 million annualized, which represents an increase of $1.5 million or 34% annualized from $4.2 million for the year ended December 31, 2018. Revenue growth in 2019 was primarily driven by an increase in awareness of the Company’s operations. The Company began operations in Q1 of 2018.

For the year ended December 31, 2018

For the year ended December 31, 2018, revenue was $4.2 million. Revenues during 2018 consists of all retail products sold at its Santa Ana, California location which began sales in Q1 2018.

Cost of Goods Sold

For the period ended August 31, 2019

For the period ended August 31, 2019, cost of goods sold was $2.2 million, which represents an increase of $3.3 million or 16% annualized from the prior year amount of $2.9 million. Cost of goods sold growth in 2019 was primarily driven by an increase in awareness of the Company’s operations. The Company began operations in Q1 of 2018.

For the year ended December 31, 2018

For the year ended December 31, 2018, cost of goods sold was $2.9 million. The Company’s cost of goods sold is a direct result of the Company’s retail operations during 2018.

General and Administrative

For the period ended August 31, 2019

For the period ended August 31, 2019, general and administrative expenses was $0.9 million, which represents a negligible increase (less than 2% increase on an annualized basis) from $1.4 million in 2018.

For the year ended December 31, 2018

For the year ended December 31, 2018, general and administrative expenses was $1.4 million. General and administrative expenses include salary expenses, employee benefits, selling costs and incidental expenses related to its retail operations.

Sales & Marketing

For the period ended August 31, 2019

For the period ended August 31, 2019, sales and marketing expenses was $0.1 million, which represents an increase of $0.2 million or 11% annualized from the prior year amount of $0.2 million. Marketing expenses increased year over year to support the Company’s retail operations, which began Q1 2018.

For the year ended December 31, 2018

For the year ended December 31, 2018, The Company incurred $0.2 million of sales and marketing expenses for general advertising and promotions in various media outlets.

Professional Fees

For the period ended August 31, 2019

For the period ended August 31, 2019, professional fees were $0.1 million, which represents a negligible increase on an annualized basis from $0.1 million in 2018.

For the year ended December 31, 2018

For the year ended December 31, 2018, professional fees were $ 0.1 million. Professional fees in 2018 represent fees paid to part time operational and accounting consultants and for legal and advisory fees.

Other Expense

For the period ended August 31, 2019

For the period ended August 31, 2019, net other expenses were $0.3 million, which represents a increase of $0.2 million or 91% annualized from the prior year amount of $0.3 million. The increase from 2018 was primarily a result of the increase in our interest expense due to increased debt borrowings in 2019.

For the year ended December 31, 2018

For the year ended December 31, 2018, net other expenses were $0.3 million. Net other expenses in 2018 is primarily represented by interest expense ($0.3 million).

Liquidity and Capital Resources

Overview

Historically, the Company’s primary source of liquidity has been capital contributions by investors and debt issuances. The Company expects to generate positive cash flow from its operations going forward and expects such positive cash flow to be its principal source of future liquidity. In the event sufficient cash flow is not available from operating activities, GH Group may continue to fund the Company from its capital resources in order to meet liquidity needs.

Financial Condition

Cash Flows

The following table summarizes the Company’s combined statement of cash flows from operations for the year end period ended August 31, 2019 and the year ended December 31, 2018:

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:

NET CASH PROVIDED BY OPERATING ACTIVITIES	$231,512	$110,911

CASH FLOWS FROM INVESTING ACTIVITIES:

NET CASH USED IN INVESTING ACTIVITIES	(13,632)	(15,600)

CASH FLOWS FROM FINANCING ACTIVITIES:

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(62,219)	17,383

NET INCREASE IN CASH AND CASH EQUIVALENTS	155,660	112,694
Cash and Cash Equivalents, Beginning of Period	234,630	121,936

CASH AND CASH EQUIVALENTS, END OF PERIOD	$390,291	$234,630

Cash Flow Provided by Operating Activities

For the period ended August 31, 2019

Cash provided by operating activities totaled $0.2 million for the period ended August 31, 2019. This was primarily driven by the net loss incurred of $0.4 million during the period ended August 31, 2019. The use of cash in operations was offset by the increase in income taxes payable ($0.3 million) and non-cash expense of amortization of debt discount ($0.2 million).

For the year ended December 31, 2018

Cash provided by operating activities totaled $0.1 million in 2018. This was primarily driven by the net loss incurred of $0.9 million during the year, offset by increases in accounts payable and accrued liabilities ($0.3) million, increases in income taxes payable ($0.2 million), reduction of inventory ($0.1 million) and non-cash expense from depreciation ($0.1 million) and non-cash interest expense capitalized to notes payable ($0.2 million)

Cash Flow Used in Investing Activities

For the period ended August 31, 2019

Cash used in investing activities totaled $0.01 million for the period ended August 31, 2019 all related to the purchase of property equipment.

For the year ended December 31, 2018

Cash used in investing activities totaled $0.02 million for 2018 all related to the purchase of property and equipment.

Cash Flow (Used In) Provided by Financing Activities

For the period ended August 31, 2019

Cash used in financing activities totaled $0.1 million for the period ended August 31, 2019. This was primarily driven by cash payments on notes payable to related parties ($0.1 million).

For the year ended December 31, 2018

Cash provided by financing activities totaled $0.02 million for 2018. This was primarily driven by cash proceeds from the issuance of notes payable during the period ($0.05 million), offset by payments on notes payable ($0.03 million).

As previously noted, the Company’s primary source of liquidity has been capital contributions and debt capital made available from investors. The Company expects to generate positive cash flow from its operations going forward and expects such positive cash flow to be its principal source of future liquidity. In the event sufficient cash flow is not available from operating activities, GH Group may continue to fund the Company from its capital resources in order to meet liquidity needs. The Company does not have any committed sources of financing, nor significant outstanding capital expenditure commitments.

Contractual Obligations

The Company has contractual obligations to make future payments, including debt agreements and lease agreements from third parties and related parties.

The following table summarizes such obligations as of August 31, 2019:

	2020	2021	2022 - 2023	After 2023	Total
Notes Payable	$2,720,457	$-	$-	$-	$2,720,457
Leases	121,800	372,654	779,184	1,627,602	2,901,240
Total Contractual Obligations	$2,842,257	$372,654	$779,184	$1,627,602	$5,621,697

Transactions with Related Parties

Related Party Debt

The loans to related parties with an outstanding balance of $2,720,457 and $2,421,675 as of August 31, 2019 and December 31, 2018, respectively, were originally issued in October 2016 and matures in October 2021. The holders have the option to convert all but not less than all the outstanding principal and unpaid accrued interest into 50 percent of issued and authorized units of the Company.

On August 31, 2019, the owners of the Company forgave their notes payable due by the Company in the amount of $250,129. The note payable forgiven by the owners of the Company was recorded as a non-cash contribution to the Company.

Subsequent to August 31, 2019 as part of the acquisition by GH Group, Inc., $2,720,457 of related party convertible debt was converted to equity of the Company subsequent to the sale of the Company.

Related Party Operating Leases

The Company leases property from a related party under an operating lease agreement that specifies minimum rentals. The lease expires in October 2027 and contains certain renewal provisions. The Company records rent expense on a straight-line basis. As of August 31, 2019 and December 31, 2018, deferred rent was $220,018 and $210,602, respectively. The Company’s rent expense was approximately $249,000 and $374,000 for the period ended August 31, 2019 and the year ended December 31, 2018, respectively and recorded in general and administrative expenses in the accompanying statements of operations.

Critical Accounting Estimates

Use of Estimates

The preparation of the combined financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the combined financial statements and the reported amounts of total net revenue and expenses during the reporting period. The Company regularly evaluates significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation of property and equipment, inventory valuation, long-lived asset impairment, fair value of financial instruments, compound financial instruments, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Estimated Useful Lives and Depreciation of Property and Equipment

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Impairment of Long-Lived Assets

For purposes of the impairment test, long-lived assets such as property and equipment and definite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the long- lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity-specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies, at the date of evaluation. The reversal of impairment losses is prohibited.

Income Taxes

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the combined balance sheet. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.

The Company follows accounting guidance issued by the Financial Accounting Standards Board (“FASB”) related to the application of accounting for uncertainty in income taxes. Under this guidance, the Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities”. Professional standards generally provide three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of Conventional Convertible Debt Instrument”.

The Company accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance ASC 470, “Accounting for Convertible Securities with Beneficial Conversion Features”, as those professional standards pertain to “Certain Convertible Instruments”. Accordingly, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption. The Company also records when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. ASC 815-40 provides that generally, if an event is not within the entity’s control could or require net cash settlement, then the contract shall be classified as an asset or a liability.

Changes in Accounting Policies Including Adoption

In December 2019, the FASB issued ASU 2019- 12, “Simplifying the Accounting for Income Taxes” which eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its combined financial position and combined results of operations.

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity Securities (Topic 321)”, “Investments— Equity Method and Joint Ventures (Topic 323)”, and “Derivatives and Hedging (Topic 815)”, which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its combined financial position and combined results of operations.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt With Conversion and Other Options (Subtopic 470-20)” and “Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Adoption is applied on a modified or full retrospective transition approach. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its combined financial position and combined results of operations.

Financial Instruments and Other Instruments

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, trade payables, accrued liabilities and notes payable. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

Level 3 – inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

There have been no transfers between fair value levels during the years.

Other Risks and Uncertainties

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at June 29, 2019 is the carrying values of cash and cash equivalents, restricted cash, accounts receivable, and due from related party. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions. The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk but has limited risk as the majority of its sales are transacted with cash.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As of June 29, 2019, cash generated from ongoing operations was not sufficient to fund operations and growth strategy as discussed above in “Financial Condition, Liquidity and Capital Resources”.

Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions are denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks. The Company’s main risk is associated with fluctuations in Canadian dollars. The Company holds cash in U.S. dollars, investments denominated in U.S. dollars, debt denominated in U.S. dollars and equity denominated in U.S. and Canadian dollars. Such assets and liabilities denominated in currencies other than the U.S. dollar are translated based on the Company’s foreign currency translation policy. As of June 29, 2019 and June 30, 2018, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s financial liabilities have fixed rates of interest and therefore expose the Company to a limited interest rate fair value risk.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of investments held in privately-held entities are based on a market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Years Ended December 31, 2020, 2019 and 2018 – iCann

Overview

iCann, LLC (“the Company”) is a cannabis company that operates a dispensary in the city of Berkley, California.

See “Description of Business” for an overview of the Company and “Regulatory Overview” for details regarding the California regulatory framework.

Recent Developments

Acquisition by GH Group, Inc.

On January 1, 2021, GH Group, Inc. (“GH Group”) completed the acquisition of 100% of the Company’s equity interests. Pursuant to the terms of the agreement, GH Group elected to convert its earlier issued convertible notes with a principal amount of $2,000,000 and accrued interest of $45,309 into equity interests of the Company, paid $400,000 in cash to four holders of the Company’s equity interests, issued 7,554,679 Class A Common shares to the holders of the Company’s equity interests; and issued an additional 500,000 Class A Common shares to the Company’s brokers and consultants.

Major Business Lines and Geographies

The Company views its financial results under one business line – the procurement and sale of cannabis retail products in the city of Berkley, California.

Geographic Areas

All of the Company’s revenue is derived from the city of Berkley, California cannabis market.

Market Update and Objectives

The state of California represents the largest single market for cannabis in the U.S., with over $7 billion in revenues in 2020 and an adult population of over 31 million. The California market is highly fragmented, with over 6,000 cultivation licenses in operation, over 1,000 distribution licenses over 700 operational dispensaries and greater than 1,000 brands. With this backdrop, and with the acquisition of the Company by GH Group, GH Group along with its other retail dispensaries look to expand its retail presence and brand name that allow GH Group to outperform competitors and build superior brand awareness and loyalty.

Results of Operations

The following are the results of our operations for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Revenues, Net	$3,607,307	$-	$-
Cost of Goods Sold	2,621,272	-	-
Gross Profit	986,035	-	-
Expenses:
General and Administrative	1,798,289	60,142	44,771
Sales and Marketing	166,784	9,736	2,728
Professional Fees	71,570	293,208	220,735
Depreciation and Amortization	108,672	-	-
Total Expenses	2,145,315	363,086	268,234
Loss from Operations	(1,159,280)	(363,086)	(268,234)
Other Expense (Income):
Interest Expense	327,104	12,169	-
Interest Income	-	(68)	(127)
Other Expense, Net	32,566	-	-
Total Other Expense (Income), Net	359,670	12,101	(127)
Loss from Operations Before Provision for Income Taxes	(1,518,950)	(375,187)	(268,107)
Provision for Income Taxes	207,868	800	800
Net Loss	$(1,726,818)	$(375,987)	$(268,907)

Revenue

For the year ended December 31, 2020

For the year ended December 31, 2020, revenue was $3.6 million, an increase from $0 million for the year ended December 31, 2019. The Company began retail sales in February 2020.

Cost of Goods Sold

For the year ended December 31, 2020

For the year ended December 31, 2020, cost of goods sold was $2.6 million, an increase from $0 million for the year ended December 31, 2019. The Company began retail sales in February 2020.

General and Administrative

For the year ended December 31, 2020

For the year ended December 31, 2020, general and administrative expenses was $1.8 million, an increase of $1.7 million or 2,890% from the prior year amount of $0.1 million. The increase in general and administrative expenses is due to the Company having started sales and ramping up operations in February 2020. In the prior year, the Company was not fully operational and had minor operations.

For the year ended December 31, 2019 and 2018

For the year ended December 31, 2019, general and administrative expenses was $0.1 million, a negligible increase from 2018. In 2019 and in 2018, the Company was not fully operational and had minor operations.

Sales & Marketing

For the year ended December 31, 2020

For the year ended December 31, 2020, sales and marketing expenses was $0.2 million, which represents an increase of $0.2 million or 1,613% from the prior year amount of $0.0 million. Marketing expenses increased year over year to support the Company’s retail operations, which began February 2020.

For the year ended December 31, 2019 and 2018

For the year ended December 31, 2019 and 2018, sales and marketing expenses was negligible as the Company had not begun operations until February 2020.

Professional Fees

For the year ended December 31, 2020

For the year ended December 31, 2020, professional fees were $0.1 million, which represents a decrease of $0.2 million or 76% from $0.3 million in 2019. The decline in professional fees in 2019 was a result of the Company expending much of its up front costs in 2019 and 2018 to start the Company and obtain the cannabis license.

For the year ended December 31, 2019 and 2018

For the year ended December 31, 2019 professional fees were $0.3 million, which represents an increase of $0.1 million or 33% from $0.2 million in 2018. Professional fees for 2019 and 2018 represents fees paid to consultants, outside accountants and legal fees related to starting up the Company and the process of obtaining the cannabis license.

Liquidity and Capital Resources

Overview

Historically, the Company’s primary source of liquidity has been capital contributions by investors and debt issuances. The Company expects to generate positive cash flow from its operations going forward and expects such positive cash flow to be its principal source of future liquidity. In the event sufficient cash flow is not available from operating activities, GH Group may continue to fund the Company from its capital resources in order to meet liquidity needs.

Financial Condition

Cash Flows

The following table summarizes the Company’s combined statement of cash flows from operations for the year end year ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
NET CASH USED IN OPERATING ACTIVITIES	$(661,124)	$(319,990)	$(298,528)
CASH FLOWS FROM INVESTING ACTIVITIES:
NET CASH USED IN INVESTING ACTIVITIES	(117,238)	(546,727)	(137,352)
CASH FLOWS FROM FINANCING ACTIVITIES:
NET CASH PROVIDED BY FINANCING ACTIVITIES	900,000	876,000	452,350
NET INCREASE IN CASH AND CASH EQUIVALENTS	121,638	9,283	16,470
Cash and Cash Equivalents, Beginning of Period	37,290	28,007	11,537
CASH AND CASH EQUIVALENTS, END OF PERIOD	$158,928	37,290	$28,007

Cash Flow Used In Operating Activities

For the year ended December 31, 2020

Cash used in operating activities totaled $0.7 million for the year ended December 31, 2020. This was primarily driven by the net loss incurred of $1.7 million during the year ended December 31, 2020. The use of cash in operations was offset by the increase in accounts payable and accrued liabilities ($0.8 million).

For the year ended December 31, 2019

Cash used in operating activities totaled $0.3 million for the year ended December 31, 2019. This was primarily driven by the net loss incurred of $0.4 million during the year ended December 31, 2019. Cash flows from other operating activities during the year ended December 31, 2019 was negligible.

For the year ended December 31, 2018

Cash used in operating activities totaled $0.3 million for the year ended December 31, 2018. This was primarily driven by the net loss incurred of $0.3 million during the year ended December 31, 2018. Cash flows from other operating activities during the year ended December 31, 2018 was negligible.

Cash Flow Used in Investing Activities

For the year ended December 31, 2020

Cash used in investing activities totaled $0.1 million for the year ended December 31, 2020 all related to the purchase of property equipment.

For the year ended December 31, 2019

Cash used in investing activities totaled $0.5 million for the year ended December 31, 2019 all related to the purchase of property equipment.

For the year ended December 31, 2018

Cash used in investing activities totaled $0.1 million for the year ended December 31, 2018 all related to the purchase of property equipment.

Cash Flow Provided by Financing Activities

For the year ended December 31, 2020

Cash provided by financing activities totaled $0.9 million for the year ended December 31, 2020. This was primarily driven by the issuance of convertible debt during the year ($0.9 million).

For the year ended December 31, 2019

Cash provided by financing activities totaled $0.9 million for the year ended December 31, 2019. This was primarily driven by the issuance of convertible debt during the year ($1.13 million), offset by a payment of a distribution to a member ($0.3 million).

For the year ended December 31, 2018

Cash provided by financing activities totaled $0.5 million for the year ended December 31, 2018. This was primarily driven by a contribution ($0.5 million) from a member during the year.

As previously noted, the Company’s primary source of liquidity has been capital contributions and debt capital made available from investors and members. The Company expects to generate positive cash flow from its operations going forward and expects such positive cash flow to be its principal source of future liquidity. In the event sufficient cash flow is not available from operating activities, GH Group may continue to fund the Company from its capital resources in order to meet liquidity needs. The Company does not have any committed sources of financing, nor significant outstanding capital expenditure commitments.

Contractual Obligations

The Company has contractual obligations to make future payments, on related party lease agreements.

The following table summarizes such obligations as of December 31, 2020:

	2021	2022	2023 - 2024	After 2024	Total
Leases	$240,000	$240,000	$480,000	$1,460,000	$2,420,000
Total Contractual Obligations	$240,000	$240,000	$480,000	$1,460,000	$2,420,000

Transactions with Related Parties

The Company leases property from a related party under a operating lease agreement that specifies minimum rentals. The lease expires in January 2031 and contains certain renewal provisions. The Company’s rent expense was $220,000, $4,955 and $12,576 for the years ended December 31, 2020, 2019 and 2018, respectively, and is recorded in general and administrative expenses in the accompanying combined statements of operations.

The Company had various loans with related parties throughout 2020, 2019 and 2018. The outstanding balances of $0, $125,500, and $95,500 as of December 31, 2020, 2019 and 2018, respectively, were due on demand and bear no interest. During the year ended December 31, 2020, to induce the holders to convert their amounts due to equity of the Company, the Company agreed to increase the amounts due in the form of additional interest in the amount of $32,300. The total balance converted to equity during the year ended December 31, 2020 was $157,800.

Critical Accounting Estimates

Use of Estimates

The preparation of the combined financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the combined financial statements and the reported amounts of total net revenue and expenses during the reporting period. The Company regularly evaluates significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation and amortization of property and equipment, inventory valuation, long-lived asset impairment, fair value of financial instruments, compound financial instruments, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Estimated Useful Lives and Depreciation and Amortization of Property and Equipment

Depreciation and amortization of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Impairment of Long-Lived Assets

For purposes of the impairment test, long-lived assets such as property and equipment and definite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity-specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies, at the date of evaluation. The reversal of impairment losses is prohibited.

Income Taxes

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the combined balance sheet. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.

The Company follows accounting guidance issued by the Financial Accounting Standards Board (“FASB”) related to the application of accounting for uncertainty in income taxes. Under this guidance, the Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities”. Professional standards generally provide three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of Conventional Convertible Debt Instrument”.

The Company accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance ASC 470, “Accounting for Convertible Securities with Beneficial Conversion Features”, as those professional standards pertain to “Certain Convertible Instruments”. Accordingly, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption. The Company also records when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. ASC 815-40 provides that generally, if an event is not within the entity’s control could or require net cash settlement, then the contract shall be classified as an asset or a liability.

Changes in Accounting Policies Including Adoption

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The adoption of this ASU during the year ended December 31, 2020 had no material impact on these financial statements.

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” which eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its combined financial position and combined results of operations.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt With Conversion and Other Options (Subtopic 470-20)” and “Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Adoption is applied on a modified or full retrospective transition approach. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its combined financial position and combined results of operations.

Issued in February 2016, ASU No. 2016-02 established ASC Topic 842, Leases, as amended by subsequent ASUs on the topic, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires lessees to apply a two-method approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase. Lessees are required to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. Lessees will recognize expense based on the effective interest method for finance leases or on a straight-line basis for operating leases. The accounting applied by the lessor is largely unchanged from that applied under the existing lease standard. The Company will be required to record a right-of-use asset and lease liability equal to the present value of the remaining minimum lease payments and will continue to recognize expense on a straight-line basis upon adoption of this standard. The Company expects to record a decrease in long-term prepaid rent, reduction in its deferred rents, and an increase in lease liabilities and right of use assets upon adoption. The Company does not expect any impact to members’ equity (deficit) upon transition. ASU 2016-02 is effective for reporting periods beginning after December 15, 2020 for non-public entities.

Financial Instruments and Other Instruments

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, trade payables, accrued liabilities and notes payable. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

Level 3 – inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

There have been no transfers between fair value levels during the years.

Other Risks and Uncertainties

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at December 31, 2020, 2019 and 2018 is the carrying values of cash and cash equivalents, restricted cash, accounts receivable, and due from related party. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions. The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk but has limited risk as the majority of its sales are transacted with cash.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As of December 31, 2020, 2019 and 2018, cash generated from ongoing operations was not sufficient to fund operations and growth strategy as discussed above in “Financial Condition, Liquidity and Capital Resources”.

Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions are denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks. The Company’s main risk is associated with fluctuations in Canadian dollars. The Company holds cash in U.S. dollars, investments denominated in U.S. dollars, debt denominated in U.S. dollars and equity denominated in U.S. and Canadian dollars. Such assets and liabilities denominated in currencies other than the U.S. dollar are translated based on the Company’s foreign currency translation policy. As of December 31, 2020, 2019 and 2018, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s financial liabilities have fixed rates of interest and therefore expose the Company to a limited interest rate fair value risk.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of investments held in privately-held entities are based on a market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Item 6. Directors, Senior Management and Employees.

A. Directors and senior management.

The names, functions and business address of our directors and executive officers are set out below.

Name	Function	Business Address
Kyle Kazan	Chairman and Chief Executive Officer	3645 Long Beach Blvd., Long Beach, California 90807
Graham Farrar	President and Director	3645 Long Beach Blvd., Long Beach, California 90807
Robert (“Jamie”) Mendola	Director	3645 Long Beach Blvd., Long Beach, California 90807
Lameck Humble Lukanga	Director	3645 Long Beach Blvd., Long Beach, California 90807
Jocelyn Rosenwald	Director	3645 Long Beach Blvd., Long Beach, California 90807
George Raveling	Director	3645 Long Beach Blvd., Long Beach, California 90807
Hector De La Torre	Director	3645 Long Beach Blvd., Long Beach, California 90807
Robert (“Bob”) Hoban	Director	3645 Long Beach Blvd., Long Beach, California 90807
Derek Higgins	Chief Financial Officer	3645 Long Beach Blvd., Long Beach, California 90807
Jamin Horn	General Counsel and Corporate Secretary	3645 Long Beach Blvd., Long Beach, California 90807
Joe Andreae	Vice President, Business Development	3645 Long Beach Blvd., Long Beach, California 90807
Daryl Kato	Chief Operating Officer	3645 Long Beach Blvd., Long Beach, California 90807

Biographies

Set forth below is certain biographical information furnished to us by our directors and executive officers.

Kyle Kazan, Executive Chairman, Chief Executive Officer and Director

A seasoned investor and expert manager of private equity funds with over two (2) decades of domestic and international experience, Kyle has a track record of growing de novo companies to industry leadership in the fields of fund/asset management, property management and insurance. In 1991, he began investing in real estate, eventually launching a total of 23 private equity funds with a current estimated value of owned and managed properties that stands above $2.75 billion. Kyle also served on the boards of multiple international investment and hedge funds before pivoting in 2016 to the regulated cannabis industry, where he closed four funds and consolidated them to form the vertically integrated GH Group. Since his early service as a special education teacher and law enforcement officer, Kyle has been a vocal advocate for police reform and ending the War on Drugs and its injustices, speaking on behalf of Law Enforcement Against Prohibition (LEAP) and appearing in many media outlets ranging from CNN to Fox. He is a frequent guest professor at NYU Stern School of Business, USC Marshall Business School, and UCLA Anderson School of Management, and Kyle is a graduate of the University of Southern California, where he played varsity basketball for Hall of Fame Coach George Raveling.

Graham Farrar, President and Director

Graham is a serial entrepreneur who began his career as part of the original team at Software.com, taking the company public in 1999. Shortly thereafter, he served on the board of Seacology and was part of the founding team at Sonos, where he was involved with product design, development, sales, and customer support. After Sonos, Farrar served as a board member for Heal the Ocean, was a founder and partner of ebook publishers iStoryTime Inc. and zuuka, and founded a Santa Barbara luxury rental company. He first ventured into the regulated cannabis industry by founding Elite Garden Wholesale, an agriculture technology company focused on developing products for the hydroponics industry. Farrar currently sits on the Board of Directors of The Santa Barbara Bowl Foundation.

Derrek Higgins, Chief Financial Officer

Derrek Higgins serves as Chief Financial Officer for GH Group. Derrek has day to day responsibility managing the financial actions and planning of GH Group, overseeing cash flow, leading capital raises, analyzing mergers and acquisitions, and implementing growth strategies. He has more than 20 years of public and private company financial expertise in preparing venture-backed startups for public listings, representing shareholders and implementing comprehensive profitability and working capital plans. Derrek has held various key roles throughout his career, including most recently as the Chief Financial Officer and board member of FLRish Inc., the parent company of Harborside Inc, where helped lead the completion of Harborside’s reverse takeover of FLRish, Inc., recapitalized the business and implemented public reporting frameworks, accounting policies and operational transformation initiatives across Harborside, its subsidiaries and controlled entities. Prior to FLRish/Harborside, Higgins served as a consultant for The Brenner Group LLC, where he provided Chief Financial Officer advisory services to venture-backed startups and mid-size companies, developed and executed strategic plans, raised capital and managed shareholder representation. Derrek also served as a strategic consultant at Alvarez & Marsal, a global professional services firm known for its work in turnaround management and performance improvement of large, high-profile businesses both in the U.S. and internationally, providing critical assistance to companies in crisis situations and helping to stabilize financial and operational performance by developing and implementing comprehensive profitability and working capital plans. Higgins holds a B.S. degree in Accounting from Arizona State University, an MBA from the USC Marshall School of Business, and a CPA (inactive) in the state of California.

Jamin Horn, General Counsel and Corporate Secretary

Jamin has over a decade of legal experience in counseling high-growth private and public companies, principally in the medical and digital technology sectors, and over six years of experience advising California and multi-state cannabis operators and associated technology service providers. Prior to becoming an attorney, he worked on investor-side early-stage financing and intellectual property commercialization planning and analysis. Jamin joined FLRish, Inc., the parent company of Harborside, in 2017 as Associate Counsel, where he was responsible for corporate and commercial transactions through the company’s growth and public listing before departing at the end of 2020 as VP of Corporate Affairs. He is a member of the California bar, the Association of Corporation Counsel, and the International Cannabis Bar Association, and he holds a JD from UC Davis School of Law and a BS in Molecular, Cellular and Developmental Biology from UC Santa Cruz.

Daryl Kato, Chief Operating Officer

Daryl is a seasoned leader with over 20 years of experience in operations, finance, accounting, and technology across multiple industry sectors and consumer packaged goods categories. Most recently, he served as the Chief Financial Officer and Board Director at Nissin Foods USA. Prior to that, he co-founded and sold a digital out-of-home advertising company and completed several business transformation projects while with Nestlé USA, Global Nestle Professional, Farmer Brothers (NASDAQ: FARM), and Mitsubishi UFJ Financial Group (NYSE: MUFG). Kato began his career in Deloitte’s audit practice where he earned his CPA license. He holds a BA in Business Economics & minor in Accounting from the University of California at Los Angeles and an MBA from USC Marshall School of Business.

Joe Andreae, Vice President, Business Development

Joe is a true veteran of legal cannabis markets, having spent over a decade as a serial cannabis entrepreneur. With multiple endeavors spanning 3 states, he has acquired a range of expertise that encompasses nearly every aspect of the cannabis business, beginning in the cultivation supply sector with lighting and hydroponic equipment for the medical market. From there, he dove ever-deeper into the industry, as a pioneer of the extraction sector in Colorado, co-owner of a medical cannabis dispensary in California, founder/owner of Madrone Oregon, which held 11 state cultivation licenses, and President of the ceramic accessories brand, Hive. Most recently, he served as the CEO of a premium California concentrates brand for three years, before bringing his extensive industry knowledge and leadership to GH Group.

Jocelyn Rosenwald, Director

Jocelyn began her career as a Teach for America Corps member in New York City. She began her career in real estate investment in 2013 with Beach Front Properties LLC and managed a $500M portfolio of opportunistic real estate investments. In November of 2016, Rosenwald began supervising the operations of 4 funds in the regulated cannabis industry which would eventually be consolidated to form GH Group. Today, Rosenwald sits on the board of GH Group as a director. She holds a BA from the University of Pennsylvania, an MA in Education from Hunter College, and an MBA from UCLA Anderson School of Business. She is a Co-founder and current Board Director of GH Group.

Jamie Mendola, Director

Jamie Mendola is the Head of Strategy and M&A for Mercer Park L.P., which is a family office focused on the cannabis sector that controls the Sponsor. Mercer Park provides management services to Ayr Wellness, a U.S. multi-state operator with key assets in 7 states and the parent of the Sponsor of Mercer Park Brand Acquisition Corp. Jamie has nearly 20 years of experience as a public and private equity investor and has been an active investor in the cannabis industry for several years. Prior to joining Mercer Park, Jamie was the CEO and Portfolio Manager of Pacific Grove Capital, a San Francisco-based hedge fund focused primarily on investments in consumer, technology and cannabis. He also managed the Pacific Grove Opportunity Fund, which focused on special purpose acquisition companies (SPACs), and was one of the top performing hedge funds during its tenure. Pacific Grove was named the best new hedge fund by Hedge Funds Review in 2015 and Jamie received accolades from Institutional Investor as a Hedge Fund Rising Star and was named as one of Tomorrow’s Titans by The Hedge Fund Journal. Prior to founding Pacific Grove in 2014, Jamie was a Partner at Scout Capital, which had assets under management of approximately $7 billion. He was a senior member of the firm’s Investment and Risk Committees and helped to build Scout’s west coast office. Previously, Jamie worked as a Principal of Watershed Asset Management, a private equity analyst at JLL Partners and an investment banking analyst at J.P. Morgan Chase. Jamie graduated with a B.S. in Management, summa cum laude, from Binghamton University in 1999, where he was also a 4-year letter- winner in Baseball, and earned his M.B.A. from Stanford’s Graduate School of Business in 2005. He resides in San Francisco with his wife and four sons.

Lameck Humble Lukanga, Director

Lameck Humble Lukanga was born in a small village in Uganda, where he spent the first decade of his life enduring genocide, famine and extreme poverty. At the age of 11, he and his family were granted a political asylum, allowing them to come to the United States to seek refuge, which he calls “the biggest blessing of my life.” Since, Humble has gone on to become a venerable young leader in finance. Humble owns Life Line Financial Group, a wealth management firm servicing world-class performers and leaders in business, sports and entertainment. In addition to Life Line Financial, Humble serves on the board of trustees for the University of New Mexico and the board of directors for various companies. He holds both a Bachelors and Masters in Business Administration from the Anderson School of Management at the University of New Mexico, received a Personal Finance Planning degree from UCLA and holds the CFP credential. Humble is passionate about social entrepreneurship, financial literacy, freedom and the orphans of Uganda. He is a philanthropist, teacher and self-proclaimed “ambassador of hope”.

George Raveling, Director

One of basketball’s most impactful Hall of Fame coaches, George has defined his career, from basketball to business, by his relentless dedication to leadership and mentoring. In 1964, he joined the coaching staff at his alma mater, Villanova, before becoming the first African American basketball coach in the Pacific-8 Conference (now the Pac-12), the head coach at Washington State, the University of Iowa and USC, and an assistant coach of the medal-winning U.S. Olympic teams of 1984 and 1988. While coaching, he published two books and afterwards became a broadcaster for Fox Sports and CBS. Nike subsequently named George Director of International Basketball, kicking off his life as an executive; he would go on to key positions on the boards of the NCAA, NABC, USA Basketball, and Nike, Inc. He was the recipient of the Naismith Memorial Hall of Fame’s John W. Bunn Lifetime Achievement Award and the co-founder, with former NFL GM Michael Lombardi, of leadership program The Daily Coach. As a result of his dedication to civil rights and service as additional security during 1963’s famed March on Washington, George is the current guardian of the original draft of Martin Luther King’s “I Have a Dream” speech.

Bob Hoban, Director

Bob Hoban sits at the center of a large commercial cannabis industry network, a cannabis industry ecosystem that he has cultivated since 2008 as an attorney, an entrepreneur, and an executive. Bob has earned a reputation as a cannabis industry dealmaker representing start-ups, entrepreneurs, governments, and companies in all stages of development. He is a visionary industry leader, who has founded, created, bought, and sold over fifteen of his own cannabis companies. He has served as a C-Suite executive in multiple companies and as a director on a number of boards. He is Co-Founder of Gateway Proven Strategies, a leading global cannabis industry consulting firm. He constructed the Hoban Law Group to become a leading full-service commercial cannabis industry law firm. And Bob served as a cannabis policy instructor at the University of Denver, where he lectured regarding cannabis regulation and policy. He has crafted cannabis policy solutions for over thirty different countries around the world and has consistently been recognized as one of the most influential people in the global cannabis industry by a variety of organizations and publications over the course of the past twelve years. Bob received his Ph.D. in Public Affairs from the University of Colorado, his J.D. from the University of Wyoming and his B.A. from Rutgers University.

Hector De La Torre, Director

Hector’s career has been defined by his public service and outstanding record of leadership. From 2004-10, Hector represented the 50th District in southeast Los Angeles County to the California State Assembly, where he focused on health care, the environment, and good governance. Previously, he was a member of the South Gate City Council for 8 years, including serving 2 years as Mayor. In 2011, Hector became the Assembly-Appointed Member of the California Air Resources Board, a position he still holds, where he focuses on goods movement, environmental justice, and green technologies. He served as the executive director of the Transamerica Center for Health Studies, a national nonprofit focused on helping people better understand health coverage, and today is chair of the board at L.A. Care, the largest public health plan in America, as well as a trustee of Occidental College, where he received his B.A. He did his graduate studies at the Elliott School of International Affairs at the George Washington University. Hector has been an early and vocal advocate for cannabis policy reform and remains dedicated to serving the industry.

There is no family relationship among any of our directors or executive officers named above.

There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any director or executive officer named above was selected as a director or member of senior management, except that Element 7 CA, LLC identified Robert Hoban as a candidate for our board membership, who was subsequently approved as a director. However, Element 7 CA, LLC did not vote for Robert Hoban’s approval and no such vote was required.

B. Compensation.

We operate in a competitive and rapidly evolving market. To succeed in this environment and to achieve our business and financial objectives, we need to attract, retain and motivate a highly talented team of executives. Our team possesses and demonstrates strong leadership and management capabilities, as well as foster our company culture, which is at the foundation of our success and remains a pivotal part of our everyday operations.

Following the closing of the Transaction, we’ll design our executive compensation program to achieve the following objectives:

•	provide market-competitive compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to our success;

•	motivate these executive officers to achieve our business objectives;

•	align the interests of our executive officers with those of our shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business; and

•	provide incentives that encourage appropriate levels of risk-taking by the executive team.

Our “named executive officers” include Kyle Kazan as the Chief Executive Officer, Graham Farrer as President, Derek Higgins as Chief Financial Officer, Jamin Horn as Corporate Secretary, Daryl Kato as Chief Marketing Officer and Joe Andreae as Vice President, Business Development. An issuer’s “named executive officers” are comprised of its Chief Executive Officer and Chief Financial Officer (or individuals who serve in similar capacities), and its next three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, whose total compensation is, individually, more than C$150,000.

Although formal executive compensation arrangements for our executive officers have not yet been determined, it is anticipated that we will adopt a compensation structure for executive officers that is consistent with our peers and designed to provide strong incentive for business growth. We will continue to evaluate its philosophy and compensation programs as circumstances require and plan to review compensation on an annual basis. As part of this review process, it is expected that we will be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the cost to find a replacement for a key employee.

Our annual retainer fee or attendance fee for directors has not been established. However, we may establish directors’ fees for non-executive directors in the future, in consultation with a compensation consultant or advisor, and will reimburse directors for all reasonable expenses incurred in order to attend meetings.

Benchmarking

Our executive team is expected to establish an appropriate comparator group for purposes of setting the future compensation of the named executive officers (“NEOs”).

Elements of Compensation

The compensation of our NEOs is expected to be comprised of the following major elements: (a) base salary; (b) an annual, discretionary cash bonus; and (c) long-term equity incentives, consisting of stock options, restricted stock awards, performance compensation awards and/or other applicable awards granted under the Equity Incentive Plan and any other equity plan that may be approved by our Board from time to time. These principal elements of compensation are described below.

Base Salary

Base salaries are intended to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment. Base salaries will be determined on an individual basis, taking into consideration the past, current and potential contribution to our success, our NEO’s experience and expertise, the position and responsibilities of the NEO, and competitive industry pay practices for other high growth, premium brand companies of similar size and revenue growth potential.

Annual Cash Bonus

Annual bonuses may be awarded based on qualitative and quantitative performance standards, and will reward performance of the NEO individually. The determination of a NEO’s performance may vary from year to year depending on economic conditions and conditions in the cannabis industry, and may be based on measures such as stock price performance, the meeting of financial targets against budget (such as adjusted funds from operations), the meeting of acquisition objectives and balance sheet performance.

Equity Incentive Plan

Our Board may also decide to grant new options and other securities pursuant to the Equity Incentive Plan in the future.

Pension Plan Benefits

We do not intend to implement any deferred compensation plan, pension plan or other forms of funded or unfunded retirement compensation for our employees that provides for payments or benefits at, following or in connection with retirement.

Compensation, Employment Agreements, Termination and Change of Control Benefits

Employment agreements between us and our NEOs are expected to be executed in connection following the closing of the Transaction. It is expected that such employment agreements will contain customary change of control provisions. The specific terms of the employment contracts to be entered into between us and our NEOs will be subject to review and approval by our Board and, other than as described below, have not yet been finalized as of the date of this Shell Company Report. Upon completion of the Transaction, it is expected that we will review and adjust the executive compensation for our NEOs to the extent necessary to ensure that the compensation is in line with our compensation philosophy and objectives and aligned with market practices of similar issues. Accordingly, the information provided below is subject to change following completion of the Transaction.

In respect of the year ended December 31, 2021, the NEOs are expected to have base salaries in the ranges of $220,000 to $450,000, respectively. It is expected that none of the NEOs will be entitled to perquisites or other personal benefits which, in the aggregate, will be worth over $50,000 or over 10% of their base salary.

Following completion of the Transaction, we will continue to evaluate our philosophy and compensation programs as circumstances require and plans to review compensation on an annual basis. As part of this review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the cost to us if it were required to find a replacement for a key employee.

Director Compensation

It is anticipated that we will pay compensation to our directors, which may be comprised of cash (including annual fees for attending meetings of our Board and additional compensation for acting as chairs of committees of our Board), stock options and other applicable awards granted in accordance with the terms of the Equity Incentive Plan and the rules and policies of the NEO Exchange in effect from time to time (the “NEO Exchange Policies”), or a combination of both. It is anticipated that we will grant options pursuant to its Equity Incentive Plan to each of our independent directors upon the consummation of the Transaction and thereafter annually. It is anticipated that the directors will be reimbursed for any out-of-pocket travel expenses incurred in order to attend meetings of our Board, committees of our Board or meetings of our shareholders. It is also anticipated that we will obtain customary insurance for the benefit of our directors and enter into indemnification agreements with our directors pursuant to which we will agree to indemnify our directors to the extent permitted by applicable law.

C. Board practices.

Directors

Our directors are elected by our shareholders at each annual general meeting and expected to hold office until the next annual general meeting at which time they may be re-elected or replaced, unless they resign or are removed by our shareholders prior thereto.

During the last completed financial year, our directors did not have service contracts with us or any of our subsidiaries that would provide for benefits upon termination of employment.

Audit Committee

The Audit Committee is primarily responsible for:

●	Recommending to the Board the external auditor to be nominated for election by our shareholders at each annual meeting and negotiating the compensation of such external auditor;
●	Overseeing the work of the external auditor;
●	Reviewing our financial statements, our management’s discussion and analysis in respect thereof and press releases regarding earnings before they are reviewed and approved by the Board and publicly disseminated by us; and
●	Reviewing our financial reporting procedures for our public disclosure of financial information extracted or derived from its financial statements.

The Board has adopted an audit committee charter (“Audit Committee Charter”) which sets out the Audit Committee’s mandate, organization, powers, and responsibilities. A copy of this Audit Committee Charter is attached as an exhibit to this Shell Company Report.

Below are the details of each audit committee member, including his/her name, whether he/she is independent and financially literate as such terms are defined under National Instrument 52-110 – Audit Committees (“NI 52-110”) and his/her education and experience as it relates to the performance of his/her duties as an audit committee member. All three audit committee members are financially literate under NI 52-110. The qualifications and independence of each member is discussed below.

Member Name	Independent(1)	Financially Literate(2)	Education and Experience Relevant to Performance of Audit Committee Responsibilities
Humble Lukanga (Chair)	Yes	Yes	Humble owns Life Line Financial Group, a wealth management firm servicing world-class performers and leaders in business, sports and entertainment. In addition to Life Line Financial, Humble serves on the board of trustees for the University of New Mexico and the board of directors for various companies. He holds both a Bachelors and Masters in Business Administration from the Anderson School of Management at the University of New Mexico, received a Personal Finance Planning degree from UCLA and holds the CFP credential.
Jocelyn Rosenwald	Yes	Yes	Jocelyn began her career as a Teach for America Corps member in New York City. She began her career in real estate investment in 2013 with Beach Front Properties LLC and managed a $500M portfolio of opportunistic real estate investments. In November of 2016, Jocelyn began supervising the operations of 4 funds in the regulated cannabis industry which would eventually be consolidated to form GH Group. Today, Jocelyn sits on the Board of the Company as a director. She holds a BA from the University of Pennsylvania, an MA in Education from Hunter College, and an MBA from UCLA Anderson School of Business. She is a co-founder of GH Group and current director of the Company.

Hector De La Torre	Yes	Yes	Hector’s career has been defined by his public service and outstanding record of leadership. From 2004-10, Hector represented the 50th District in southeast Los Angeles County to the California State Assembly, where he focused on health care, the environment, and good governance. Previously, he was a member of the South Gate City Council for 8 years, including serving 2 years as Mayor. In 2011, Hector became the Assembly-Appointed Member of the California Air Resources board of directors, a position he still holds, where he focuses on goods movement, environmental justice, and green technologies. He served as the executive director of the Transamerica Center for Health Studies, a national non-profit focused on helping people better understand health coverage, and today is chair of the board at L.A. Care, the largest public health plan in America, as well as a trustee of Occidental College, where he received his B.A. He did his graduate studies at the Elliott School of International Affairs at the George Washington University. Hector has been an early and vocal advocate for cannabis policy reform and remains dedicated to serving the industry.

Notes:

(1)	Independent within the meaning of NI 52-110.
(2)	An individual is financially literate within the meaning of NI 52-110 if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues and can reasonably be expected to be raised by the Company’s financial statements.

Since the commencement of our most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the Audit Committee Charter.

The following table discloses the fees billed to the Company by its external auditor during the last fiscal year ended December 31, 2020:

	Audit	Audit Related	Tax	All Other
Financial Year Ended	Fees(1)	Fees	Fees	Fees
December 31, 2020	$93,277	-	-	-

Notes:

(1)	The aggregate fees billed for audit services.

Compensation, Nomination and Corporate Governance Committee (“C&CG Committee”)

The C&CG Committee consists of Robert (“Jamie”) Mendola, George Raveling and Robert Hoban. Mr. Hoban is the chair of the C&CG Committee.

The C&CG Committee’s role is to assess the effectiveness of our Board as a whole, the committees of our Board and the contribution of individual directors. The members of the C&CG Committee are appointed annually by our Board, and each member of the C&CG Committee serves at the pleasure of our Board until the member resigns, is removed, or ceases to be a member of our Board.

The C&CG Committee makes recommendations for candidates to our Board and candidates for appointment to various committees of our Board, and in making such recommendations considers the competencies and skills that our Board considers to be necessary for our Board as a whole to possess, the competencies and skills that our Board considers each existing director to possess, and the competencies and skills each new nominee will bring to our boardroom. The C&CG Committee is able to make, where appropriate, recommendations for the removal of a director from our Board or from a committee of our Board if he or she is no longer qualified to serve as a director under applicable requirements or for any other reason the C&CG Committee considers appropriate.

The Board has adopted the C&CG Committee charter (“C&CG Committee Charter”) and a copy of the C&CG Committee Charter is available in our website at https://ir.glasshousebrands.com.

D. Employees.

As of December 31, 2020, we had 472 full-time employees and 3 contract personnel. The employees are distributed among several departments including manufacturing, cultivation, distribution and warehousing, quality assurance/control and compliance, sales, marketing, finance, accounting and administration. Additionally, the Company utilizes contract employees in security, cultivation, packaging and warehousing activities. The use of contract employees enables us to manage variable staffing needs and in the case of cultivation and security personnel, access to experienced, qualified and readily available human resources.

E. Share ownership.

The following table sets forth, as of June 29, 2021: the names of each director and officer, the number of shares the Equity Shares, Multiple Voting Shares, and Exchangeable Shares (collectively, the “Shares”) beneficially owned, and the percentage of the Shares so owned, by each such person, and by all of our directors and executive officers as a group. ach person has sole voting and investment power with respect to the Shares, except as otherwise indicated. Beneficial ownership consists of a direct interest in the Shares, except as otherwise indicated. Individual beeficial ownership also includes the Shares that a person has the right to acquire within 60 days from June 29, 2021. Unless otherwise indicated, the address of the person’s below is our address at 3645 Long Beach Boulevard, Long Beach, California 90807.

Name and Position	Equity Shares Held(1)(2)		Multiple Voting Shares Held(1)(3)		Exchangeable Shares Held(1)(4)		Percentage of Equity Shares Outstanding (5)	Percentage of Multiple Voting Shares Outstanding(6)	Percentage of Exchangeable SharesOutstanding(7)
Kyle Kazan, Chairman and Chief Executive Officer	961,627		2,025,244		3,097,056	(8)	4.20%	42.59%	11.34%
Graham Farrar, President and Director	911,692		1,321,087	(12)	1,179,037	(11)	3.98%	27.7%	4.32%
Robert (“Jamie”) Mendola, Director	832,337		-		-		3.64%	9.17%
Lameck Humble Lukanga, Director	172,377	(13)	-		-		*
Jocelyn Rosenwald, Director	101,908		436,260	(10)	419,096	(9)	*		1.53%
George Raveling, Director	-		-		-
Hector De La Torre, Director	-		-		-
Robert (“Bob”) Hoban, Director	-		-		-
Derek Higgins, Chief Financial Officer	542,920		-		-		2.37%
Jamin Horn, General Counsel and Corporate Secretary	319,906		-		-		1.39%
Joe Andreae, Vice President, Business Development	114,604		-		-		*
Daryl Kato, Chief Operating Officer	66,707		-		-		*
Directors and Officers as a Group	4,024,078		3,782,591		4,695,189		18.55%	79.55%	17.20%

(*)	Less than one percent.
(1)	Figures as of June 29, 2021.
(2)	The Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares (the “Equity Shares”) carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election for directors of the Company.
(3)	The Multiple Voting Shares carry 50 votes per share, voting together with the other classes of Equity Shares as if they were a single class except as otherwise provided in the Articles and except where otherwise required by law or stock exchange requirements. The Multiple Voting Shares are subject to a three (3)-year sunset period expiring on June 29, 2024.
(4)	The Exchangeable Shares entitle their holders to rights that are comparable (without taking into account tax consequences) to those rights attaching to the Equity Shares, except that (i) the Exchangeable Shares have 1.1 votes per share (this will expire after one (1) year, after which they will have one vote per share), and (ii) the aggregate voting power of the Exchangeable Shares will not exceed 49.9% of the total voting power of all classes of shares of MPB Acquisition Corp.
(5)	Based on 22,860,947 shares of Equity Shares outstanding on June 29, 2021.
(6)	Based on 4,754,979 Multiple Voting Shares outstanding on June 29, 2021.
(7)	Based on 27,290,154 Exchangeable Shares issued and outstanding in the capital of MPB Acquisition Corp.
(8)	1,841,568 Exchangeable Shares are held indirectly by Entrust Group, Inc.; 1,157,837 Exchangeable Shares are held indirectly by Reposition Investments LLC; 50,353 Exchangeable Shares are held indirectly by The Keoni Bacalan Kazan Irrevocable Trust DTD May 28 2018; and 47,298 Exchangeable Shares are held indirectly by The Ikaika Arnie Kazan Irrevocable Trust DTD May 28 2018. The Trustees of both The Keoni Bacalan Kazan Irrevocable Trust DTD May 28 2018 and The Ikaika Arnie Kazan Irrevocable Trust DTD May 28 2018 are Jocelyn Rosenwald and Clayton Kazan. Reposition Investments LLC is managed by Diane Bacalan-Kazan and Kyle Kazan. Kyle Kazan disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(9)	290,925 Exchangeable Shares are held indirectly by Jocelyn May Rosenwald Trust. Rosenwald Capital Management has been the Registered Investment Advisor on the Jocelyn May Rosenwald Trust since its inception Jill Rosenwald and Walter Parker are the trustees.
(10)	300,304 Multiple Voting Shares are held indirectly by Jocelyn May Rosenwald Trust.
(11)	912,742 Exchangeable Shares are held indirectly by Graham S. Farrar Trustee of the Graham S. Farrar 2000 Living Trust established February 2 2000; 112,685 Exchangeable Shares are held indirectly by Sarah A Farrar 2021 Gift Trust Dated 3/4/21; 101,417 Exchangeable Shares are held indirectly by The Graham S Farrar 2021 Generational Trust Dated 3/4/21; and 52,193 Exchangeable Shares are held indirectly by Inspiration Point Partners, LLC. Graham Farrar disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(12)	1,262,606 Multiple Voting Shares are held indirectly by Graham S. Farrar Trustee of the Graham S. Farrar 2000 Living Trust established February 2 2000 and 58,481 Multiple Voting Shares are held indirectly by Inspiration Point Partners LLC. Graham Farrar disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(13)	Held indirectly by Lifeline Torch Glass House LLC, a Delaware Limited Liability Company. Lameck Humble Lukanga is a 51% owner of LifeLine Torch Management LLC, which is the sole manager of LifeLine Torch Glass House LLC. Lameck Humble Lukanga owns and controls LifeLine Torch Management LLC and LifeLine Torch Glass House LLC via his interest. Lameck Humble Lukanga disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

Item 7. Major Shareholders and Related Party Transactions.

A. Major shareholders.

Refer to Item 6.E, “Share Ownership.”

B. Related party transactions.

Incubation Services

Effective January 1, 2019, GH Group and Magu Capital, a company partially owned by an executive and board members of the Company, entered into a services and incubation agreement (the “Services and Incubation Agreement”), pursuant to which Magu Capital agreed to perform certain advisory and business “incubation” services for GH Group (and incur certain fees and expenses on behalf of GH Group as part of,  and as performance for, such services) in consideration of GH Group’s agreement to issue to Magu Capital, upon a date certain following the closing of the Roll-Up as reasonably determined by the board of directors of GH Group, a warrant to purchase a fixed number of Class A Common shares of GH Group at an agreed upon strike price no later than three years following the grant date.

On July 23, 2020, GH Group issued to Magu Capital the Magu Capital Warrant, in full satisfaction of GH Group’s obligations under the Services and Incubation Agreement to compensate Magu Capital for the incubation services. The Magu Capital Warrants were fair valued at approximately $427,000. The Company recorded a gain on extinguishment of the liability in the amount of approximately $573,000 which was recorded as a component of other income in the accompanying Consolidated Statements of Operations for the year ended December 31, 2020. On June 28, 2021, GH Group notified Magu Capital of its termination of the Services and Incubation Agreement, and by extension the automatic exercise of Magu Capital’s warrant issued in connection with the Services and Incubation Agreement.

Issuance of Exchangeable Shares for Management Services

In January 2020, as part of the Roll-Up, GH Group: (a) issued to APP Investment Advisors LLC, (“APP Investment Advisors”), a company partially owned by an executive and board members of the Company, 880,870 Class A Common shares of GH Group in exchange for certain management services rendered by APP Investment Advisors for AP Investment Fund (one of the entities that merged with GH Group in the Roll-Up); and (b) issued to Magu Capital 2,263,513 Class A Common shares of GH Group in exchange for certain management services rendered by Magu Capital for CA Brand Collective, Magu Investment Fund and MG Padaro Fund (i.e., entities that merged with GH Group in the Roll-Up). All of the Class A Common shares issued to APP Investment Advisors and Magu Capital were exchanged for Exchangeable Shares upon the closing of the Business Combination.

Leases

Neo Street Partners LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in October 2018, provides for an initial annual base rent payment of $213,049 increasing to $243,491 for years two to five. Rent expense for the year ended December 31, 2020 were $ $243,491.

3645 Long Beach LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in December 2019, provides for an initial annual base rent payment of $64,477 increasing to $69,352 for year two and increasing five percent per annum thereafter. Rent expense for the year ended December 31, 2020 were $64,752.

Consulting Agreement

Beach Front Property Management Inc, a company that is majority-owned by an executive and board member of the Company, entered into a consulting agreement with the Company dated September 28, 2020. The monthly consulting fee is $10,860 for M&A advisory and assistance and real estate acquisition and financing services. The agreement may be terminated by either party for any/or no reason without penalty upon seven days written notice. Consulting fees for the year ended December 31, 2020 were $32,580.

Asset Management Fees – Related Party

We have an agreement with certain related parties which provide asset management services. Fees are paid quarterly. For the year ended December 31, 2020, 2019 and 2018, we incurred expenses of approximately $0, $822,000 and $590,000, respectively.

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information.

A. Consolidated Statements and Other Financial Information.

Please refer to “Item 17: Financial Statements.”

We are not party to any legal or arbitration proceedings, nor, to our knowledge, are any such proceedings pending or known to be contemplated by or against us.

We have not paid dividends and intend to reinvest any future earnings to finance the development and growth of our business. As a result, we do not intend to pay dividends on the Equity Shares in the foreseeable future. Any future determination to pay distributions will be at the discretion of our board of directors and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of distributions and any other factors that our board of directors deems relevant.

B. Significant Changes.

Please refer to “Item 4: Information on the Company – A. History and development of the company” for a discussion of significant events that have occurred after December 31, 2020.

Item 9. The Offer and Listing.

A. Offer and listing details.

An unlimited number of Equity Shares, without nominal or par value, are authorized for issuance and such shares were registered pursuant to Section 12(g) of the Exchange Act.

The Equity Shares and Warrants are listed and posted for trading on the Neo Exchange under the symbol “GLAS.A.U” and “GLAS.WT.U,” respectively. The Equity Shares and Warrants also trade on the OTCQX in the United States under the symbol “GLASF” and “GHBWF,” respectively.

Following the closing of the Transaction, the Equity Shares and Warrants commenced trading on the Neo Exchange effective July 5, 2021.

Prior Sales

The only classes of securities of the Company that are not listed is the Preferred Shares and the Multiple Voting Shares, of which no Preferred Shares have been issued and the following Multiple Voting Shares were issued on completion of the Transaction on June 29, 2021:

		Issue Price Per Security
	Type of Security		Number of
Date	Issued	(US$)	Securities Issued
June 29, 2021	Multiple Voting Shares	$0.0001	4,754,979

Securities Subject to Contractual Restriction on Transfer

The following sets out, based on the number of issued and outstanding Equity Shares outstanding upon completion of the Transaction, the number of securities of the Company that is subject to a contractual restriction on transfer. The Multiple Voting Shares are non-transferable except to controlled affiliates. No other securities of the Company are held in escrow or are subject to contractual restrictions on transfer.

	Number of Securities
	Subject to Contractual
Designation of Class	Restriction	Percentage of Class(1)
Subordinate, Restricted or Limited Voting Shares	10,178,751	16.2%
Exchangeable Shares	29,224,437	100%
Multiple Voting Shares	4,756,849	100%

Notes:

(1)	Assumes no redemptions of the BRND Class A Restricted Voting Shares.

Pursuant to the investor rights agreement (the “Investor Rights Agreement”) entered into on April 8, 2021, as amended June 18, 2021, between the Company and Mercer Park’s founders (being Mercer, Charles Miles and Sean Goodrich) (“Mercer Park Founders”), none of such founders’ Equity Shares subject to forfeiture thereunder are transferable until the expiry of the applicable forfeiture periods set forth in the Investor Rights Agreement.

Pursuant the Business Combination, the Company Founders and the Mercer Park Founders entered into a lockup agreement on June 29, 2021, pursuant to which (i) 50% of the Exchangeable Shares issued to the Company Founders were subject to a six (6) month lock-up period that ended December 29, 2021, and the remaining 50% of the Exchangeable Shares issued to the Company Founders are subject to a 12-month lock-up period which will end on June 29, 2022, and (ii) the Equity Shares issued to the Mercer Park Founders are subject to, in addition to certain forfeiture-based restrictions, the same time-based lock-up restrictions.

Registrar and Transfer Agent

Odyssey Trust Company has been appointed as the registrar and transfer agent of the Equity Shares and the Multiple Voting Shares. The office of Odyssey Trust Company (where the securities register and register of transfers are maintained) is located in Calgary, Alberta.

B. Plan of distribution.

Not applicable.

C. Markets.

The Equity Shares and Warrants are listed and posted for trading on the Neo Exchange under the symbol “GLAS.A.U” and “GLAS.WT.U,” respectively. The Equity Shares and Warrants also trade on the OTCQX in the United States under the symbol “GLASF” and “GHBWF,” respectively.

Following the closing of the Transaction, the Equity Shares and Warrants commenced trading on the Neo Exchange on July 5, 2021.

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expense of the issue.

Not applicable.

Item 10. Additional Information.

A. Share capital.

The authorized capital of the Company is comprised of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares and (v) preferred shares (the “Preferred Shares”).

As of December 31, 2020, there were 0 Equity Shares, 0 Multiple Voting Shares and no Preferred Shares outstanding.

As of December 31, 2020, there were 0 Exchangeable Shares (as defined below) issued and outstanding in the capital of MPB Acquisition Corp.

As of June 29, 2021, there were 22,860,947 Equity Shares, 4,754,979 Multiple Voting Shares and no Preferred Shares outstanding.

As of June 29, 2021, there were 27,290,154 Exchangeable Shares (as defined below) issued and outstanding in the capital of MPB Acquisition Corp.

The Company also had an aggregate of 28,489,500 Warrants, 2,055,543 stock options with a weighted average exercise price of $2.69 and 1,047,838 restricted share units were assumed and an additional 2,562,804 were issued with a total of 3,610,642 outstanding, convertible or exercisable in each case to acquire the same number of Equity Shares as of June 29, 2021. In addition, we have 4,928,578 unlisted Equity Share purchase warrants with an exercise price of $10, outstanding that we assumed in connection with the Business Combination. An additional 1,395,992 Equity Shares became issuable to certain individuals as a result of the transaction with an issuance date of June 29, 2024.

The Preferred Shares are issuable in series with such terms as are determined by the Board from time to time. It is not intended that such Preferred Shares will be used for anti-takeover purposes.

As of December 31, 2020, the Equity Shares represent approximately 0% of the voting rights attached to our outstanding securities and the Multiple Voting Shares represent approximately 0% of the voting rights attached to our outstanding.

As of June 29, 2021, the Equity Shares represent approximately 8.77% of the voting rights attached to our outstanding securities and the Multiple Voting Shares represent approximately 91.23% of the voting rights attached to our outstanding.

The following is a summary of the rights, privileges, restrictions and conditions attached to the Equity Shares, Multiple Voting Shares and Exchangeable Shares but does not purport to be complete. Reference should be made to the Articles and the full text of their provisions for a complete description thereof.

Equity Shares

The holders of each class of Equity Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend (if applicable, virtually) and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the BCBCA, and except that holders of Limited Voting Shares are not entitled to vote for the election of directors. The Subordinate Voting Shares and Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election for directors of the Company.

In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Equity Shares will be entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to participate ratably the Company’s remaining property along with all holders of the other classes of Equity Shares (on a per share basis).

Multiple Voting Shares

The holders of Multiple Voting Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend (if applicable, virtually) and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the BCBCA. The Multiple Voting Shares carry 50 votes per share, voting together with the other classes of Equity Shares as if they were a single class except as otherwise provided in the Articles and except where otherwise required by law or stock exchange requirements. The Multiple Voting Shares are subject to a three (3)-year sunset period expiring on June 29, 2024.

The holders of Multiple Voting Shares shall be entitled to vote as a separate class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of the Articles (other than in respect of the creation of a series of Preferred Shares) which would adversely affect the rights of the holders of the Multiple Voting Shares, and such alteration, repeal or amendment shall not be effective unless a resolution in respect thereof is approved by a majority of the votes cast by holders of the Multiple Voting Shares.

In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares shall be entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Multiple Voting Shares (including any liquidation preference on any issued and outstanding Preferred Shares ranking in priority to the Multiple Voting Shares), to receive their redemption price of $0.001 per Multiple Voting Share (rounded down to the nearest cent taking into account all Multiple Voting Shares being liquidated at the relevant time).

In addition to the terms of the Multiple Voting Shares in the Articles of the Company, pursuant to the terms of a coattail agreement dated June 29, 2021, entered into among the Company, the Company Founders and Odyssey Trust Company, as trustee to oversee the implementation of the agreement on behalf of the holders of Equity Shares (the “Coattail Agreement”), there are restrictions on the sale of Multiple Voting Shares other than to a controlled affiliate conditional upon such controlled affiliate becoming a party to the Coattail Agreement. A holder of Multiple Voting Shares is also restricted from, directly or indirectly, granting a security interest, by way of pledge, hypothecation or otherwise, in any Multiple Voting Shares. The Coattail Agreement provides for certain rights to holders of Equity Shares representing not less than 10% of the Equity Shares to require the trustee to take action in the event of a breach or intended breach of the transfer and sale restrictions.

Exchangeable Shares

Pursuant to the Business Combination, the sellers of GH Group received, exchangeable common stock of MPB Acquisition Corp. (“Exchangeable Shares”) as part of their consideration.

The Exchangeable Shares entitle their holders to rights that are comparable (without taking into account tax consequences) to those rights attaching to the Equity Shares, except that (i) the Exchangeable Shares have 1.1 votes per share (this will expire after one (1) year, after which they will have one vote per share), and (ii) the aggregate voting power of the Exchangeable Shares will not exceed 49.9% of the total voting power of all classes of shares of MPB Acquisition Corp. Until their Exchangeable Shares are exchanged for the applicable Equity Shares pursuant to the Exchange Rights Agreement (as defined below) or the provisions of the Exchangeable Shares, holders of Exchangeable Shares do not have the right to vote at the Company’s shareholder meetings, though they have voting rights in MPB Acquisition Corp., including at meetings of the shareholders of MPB Acquisition Corp. with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB Acquisition Corp. decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares are exchangeable at any time, on a one-for-one basis, for Equity Shares, at the option of the holder, subject to certain contractual lockup restrictions.

Exchange Rights Agreement

The Company entered into an exchange rights agreement dated June 29, 2021, as amended, with MPB Acquisition Corp. and the representative of the sellers of GH Group (being Kyle Kazan) on behalf of the holders of the Exchangeable Shares (the “Exchange Rights Agreement”), whereby the Company agreed to make certain covenants in favor of the sellers of GH Group to protect their rights as holders of Exchangeable Shares. The Company agreed to reserve the necessary amount of Equity Shares for issuance upon exchange of the Exchangeable Shares, and ensure such shares remain protected from pre-emptive and other rights. Upon notice to the Company and MPB Acquisition Corp. and as required under the provisions of the Exchangeable Shares, the Company will issue such number of Equity Shares to a holder of Exchangeable Shares in exchange for the Exchangeable Shares of such holder on a one for one basis, subject to the terms specified in the Exchange Rights Agreement. Additionally, the Company has an overriding liquidation call right under the Exchange Rights Agreement to purchase all, but not less than all, of the Exchangeable Shares from the holders thereof upon a proposed liquidation, dissolution or winding-up of MPB Acquisition Corp., as well as a redemption call right and retraction call right on the Exchangeable Shares, in each case for the consideration set forth in such agreements. The Exchange Rights Agreement restricts the Company from declaring or paying dividends on the Equity Shares unless economically equivalent dividends are declared and paid on the Exchangeable Shares, subject to applicable law.

B. Memorandum and articles of association.

The following discussion is a summary and does not purport to be complete. Reference should be made to our amended and restated articles attached as an exhibit to this Shell Company Report (the “Articles”) and the full text of the provisions for a complete description thereof. In the event of any conflict between the Articles and any disclosure provided under this Item 10.B, the terms of the Articles shall prevail.

We are organized under the laws of the Province of British Columbia, Canada and have been assigned the number BC1205438. Our Articles do not contain a description of our objects and purposes.

Our directors who hold a disclosable interest in a contract or transaction into which we have entered or propose to enter are not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

We, if authorized by our directors, may (i) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate; (ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate; (iii) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (iv) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company. Our banking business including, without limitation, the borrowing powers set forth above, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of our board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe.

There is no mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.

Authorized Share Capital

Our authorized capital is comprised of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares and (v) preferred shares (the “Preferred Shares”). The Preferred Shares are issuable in series with such terms as are determined by the Board from time to time. It is not intended that such Preferred Shares will be used for anti-takeover purposes.

Voting Rights

•	Holders of Subordinate Voting Shares shall be entitled to notice of and to attend (if applicable, virtually) any meeting of the shareholders of the Company. Holders of Subordinate Voting Shares shall be entitled to vote at any meeting of the shareholders of the Company, and at each such meeting, shall be entitled to one (1) vote in respect of each Subordinate Voting Share held, except for a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote.

•	Holders of Restricted Voting Shares shall be entitled to notice of and to attend (if applicable, virtually) any meeting of the shareholders of the Company. Holders of Restricted Voting Shares shall be entitled to vote at any meeting of the shareholders of the Company, and at each such meeting, shall be entitled to one (1) vote in respect of each Restricted Voting Share held, except for a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote.

•	Holders of Limited Voting Shares shall be entitled to notice of and to attend (if applicable, virtually) any meeting of the shareholders of the Company. Holders of Limited Voting Shares shall be entitled to vote at any meeting of the shareholders of the Company, and at each such meeting, shall be entitled to one (1) vote in respect of each Limited Voting Share held, except that holders shall not have an entitlement to vote (i) in respect of the election for directors of the board of directors or (ii) for a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote.

•	Holders of Multiple Voting Shares shall be entitled to notice of and to attend (if applicable, virtually) any meeting of the shareholders of the Company. Holders of Multiple Voting Shares shall be entitled to vote at any meeting of the shareholders of the Company, and at each such meeting, shall be entitled to fifty (50) votes in respect of each Multiple Voting Share held, except for a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote.

Dividends

•	Holders of Subordinate Voting Shares shall be entitled to receive, as and when declared by the board of directors, dividends in cash or property of the Company. No dividend will be declared or paid on any other class of Equity Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on a per share basis) on the Subordinate Voting Shares. The Subordinate Voting Shares shall rank equally with the other Equity Shares as to dividends on a share-for-share basis, without preference or distinction. In the event of the payment of a dividend in the form of shares, holders of Subordinate Voting Shares shall receive Subordinate Voting Shares, unless otherwise determined by the board of directors, provided an equal number of shares is declared as a dividend or distribution on a then outstanding per-Equity Share basis, without preference or distinction, in each case.

•	Holders of Restricted Voting Shares shall be entitled to receive, as and when declared by the board of directors, dividends in cash or property of the Company. No dividend will be declared or paid on any other class of Equity Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on a per share basis) on the Restricted Voting Shares. The Restricted Voting Shares shall rank equally with the other Equity Shares as to dividends on a share-for-share basis, without preference or distinction. In the event of the payment of a dividend in the form of shares, holders of Restricted Voting Shares shall receive Restricted Voting Shares, unless otherwise determined by the board of directors, provided an equal number of shares is declared as a dividend or distribution on a then outstanding per-Equity Share basis, without preference or distinction, in each case.

•	Holders of Limited Voting Shares shall be entitled to receive, as and when declared by the board of directors, dividends in cash or property of the Company. No dividend will be declared or paid on any other class of Equity Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on a per share basis) on the Limited Voting Shares. The Limited Voting Shares shall rank equally with the other Equity Shares as to dividends on a share-for-share basis, without preference or distinction. In the event of the payment of a dividend in the form of shares, holders of Limited Voting Shares shall receive Limited Voting Shares, unless otherwise determined by the board of directors, provided an equal number of shares is declared as a dividend or distribution on a then outstanding per-Equity Share basis, without preference or distinction, in each case.

•	Holders of Multiple Voting Shares shall not be entitled to receive dividends.

Constraints on Ownership

Subject to the Specified Exceptions described in the Articles, the Subordinate Voting Shares may only be held of record by Non-U.S. Persons, and the Restricted Voting Shares and the Limited Voting Shares may only be held of record by U.S. Persons. The Multiple Voting Shares may be held of record by U.S. Persons and/or Non-U.S. Persons.

Liquidation, Dissolution or Winding-Up

•	In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Subordinate Voting Shares shall, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Subordinate Voting Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), be entitled to participate ratably in the remaining property of the Company along with all holders of the other classes of Equity Shares (on a per share basis).

•	In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares shall, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Multiple Voting Shares, be entitled to receive their redemption price per share and no more.

•	In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Restricted Voting Shares shall, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Restricted Voting Shares, be entitled to participate ratably in the remaining property of the Company along with all holders of the other classes of Equity Shares (on a per share basis).

•	In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Limited Voting Shares shall, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Limited Voting Shares, be entitled to participate ratably in the remaining property of the Company along with all holders of the other classes of Equity Shares (on a per share basis).

Rights to Subscribe; Pre-Emptive Rights.

The holders of Subordinate Voting Shares, Multiple Voting Shares, Restricted Voting Shares and Limited Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of shares, or bonds, debentures or other securities of the Company now or in the future.

Redemption

All issued and outstanding Multiple Voting Shares will be automatically redeemed by the Company for U.S. $0.001 per Multiple Voting Share (rounded down to the nearest cent taking into account all Multiple Voting Shares being redeemed by the Company from the applicable holder at the relevant time) on the third (3rd) anniversary of their first date of issuance. In addition, the applicable Multiple Voting Shares will be automatically redeemed by the Company for U.S. $0.001 per Multiple Voting Share (rounded down to the nearest cent taking into account all Multiple Voting Shares being redeemed by the Company from the applicable holder at the relevant time) on the date on which such Multiple Voting Shares are held or controlled by a person who is not a Permitted Holder of the original holder upon the first issuance thereof.

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares by the board, the Company may, at its option, redeem all or from time to time any part of the outstanding Preferred Shares on payment to the holders thereof, for each share to be redeemed, the redemption price per share, together with all dividends declared (or accrued in the case of cumulative dividends) thereon and unpaid.

Meetings of Shareholders

We must hold out first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by our directors. The quorum for the transaction of business at a meeting of shareholders is two shareholders who are present in person or represented by proxy and who represent at least 25% of the applicable class or series of shares (and, for greater certainty, where more than one class or series of shares are voting together, at least 25% of the total issued and outstanding shares of such classes or series).

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the chair of the meeting and any persons entitled or required under the Business Corporations Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Any two directors may, at any time, call a meeting of shareholders to be held at such time and place as may be determined by such directors, including for greater certainty, a location outside of British Columbia.

There are no limitations specific to the rights of non-Canadians to hold or vote our securities under the laws of Canada or British Columbia, or in our charter documents.

Our Articles provide for the election of directors at each annual general meeting. Each director holds office until the next annual general meeting of our shareholders or until his successor is elected or appointed, unless his office is earlier vacated in accordance with our Articles or with the provisions of the BCBCA.

Our Articles do not contain any provisions that would have an effect of delaying, deferring or preventing a change in control of our Company, provided, however, in connection with any change of control transaction requiring approval of the holders of all classes of Equity Shares under the Business Corporations Act, holders of all Equity Shares shall be treated equally and identically, on a per share basis, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Subordinate Voting Shares in respect of a resolution approving such change of control transaction, voting separately as a class at a meeting of the holders of that class called and held for such purpose.

Our Articles also do not contain any provisions that would operate only with respect to a merger, acquisition or corporate restructuring of our Company.

Our Articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Our Articles are not significantly different from the requirements of the BCBCA and the conditions imposed by our Articles governing changes in capital are not more stringent than what is required by the BCBCA.

C. Material contracts.

The following are our material contracts for the two years immediately preceding the closing of the Transaction, other than contracts entered into in the ordinary course of business:

•	the Business Combination Agreement;
•	the Warrant Agreement;
•	the Investor Rights Agreement;
•	the Registration Rights Agreement;
•	the Lockup Agreement;
•	the Exchange Rights Agreement;
•	the Supplement to the Warrant Agency Agreement; and
•	the SoCal Greenhouse Agreements.

At or following the closing of the Transaction, our following leases, which represent our two (2) most significant leases, are considered to be material contracts entered into for the purposes of this Shell Company Report:

•	the lease dated as of June 4, 2017 by and between 3243 Sacramento LLC, as lessor, and Farmacy Berkeley, as lessee; and
•	the lease dated as of October 1, 2018 between Neo Street Partners LLC and Lompoc TIC, LLC, as lessor, and CA Manufacturing Solutions LLC, as lessee.

No lease represents more than 10% of our consolidated revenues.

Copies of the above material contracts are available on the Company’s SEDAR profile at www.sedar.com. We also filed these agreements as exhibits to this Shell Company Report.

D. Exchange controls.

There are no governmental laws, decrees, regulations or other legislation in Canada affecting (i) the import or export of capital, including the availability of cash and cash equivalents for use by the Company or (ii) the remittance of dividends, interest, or other payments to non-resident holders of our securities.

E. Taxation.

Certain Canadian Federal Income Tax Considerations

The following is, as of June 29, 2021, a general summary of certain Canadian federal income tax considerations under the Tax Act generally applicable to a beneficial owner of Equity Shares and Warrants (collectively, the “Securities”) following the Transaction who at all relevant times, for purposes of the Tax Act, (i) is neither resident nor deemed to be resident in Canada, (ii) does not use or hold, and will not be deemed to use or hold, Securities in a business carried on in Canada, (iii) deals at arm’s length with, and is not affiliated with, us and (iv) who will acquire and hold such Securities as capital property (a “Holder”), all within the meaning of the Tax Act. A Security will generally be considered to be capital property to a Holder unless the Holder holds (or will hold) such Security in the course of carrying on a business of trading or dealing in securities or has acquired (or will acquire) them in a transaction or transactions considered to be an adventure or concern in the nature of trade. Special considerations, which are not discussed in the summary, may apply to a Holder that is an insurer that carries on an insurance business in Canada and elsewhere. Such Holders should consult their own advisers.

This summary is not applicable to a Holder: (a) that is a “financial institution” for purposes of the “mark-to-market rules” in the Tax Act; (b) an interest in which is a “tax shelter investment” as defined in the Tax Act; (c) that is a “specified financial institution” as defined in the Tax Act; (d) that has made a “functional currency” election under the Tax Act to determine its “Canadian tax results”, as defined in the Tax Act, in a currency other than Canadian currency; (e) that enters into, or has entered into, a “derivative forward agreement” as such term is defined in the Tax Act, with respect to a Security; (f) that is a BRND Founder; or (g) that is an Unsuitable Person. Any such Holder to which this summary does not apply should consult its own tax advisor. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition or holding of Securities.

This summary does not address the possible application of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act to the Company or, for greater certainty, a Holder that (i) is a corporation resident in Canada and (ii) is or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of an Equity Share, controlled by a non-resident corporation, non-resident individual, non-resident trust, or group of any of the foregoing who do not deal at arm’s length with each other for purposes of such rules. Holders should consult their own tax advisors with respect to the possible application of these rules.

This summary is of a general nature only, is based upon the current provisions of the Tax Act, specific proposals to amend the Tax Act (the “Tax Proposals”) which have been announced by or on behalf the Minister of Finance (Canada) prior to June 29, 2021, and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Securities and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to the acquisition, holding and disposition of Securities based on their own particular circumstances.

Exercise or Expiry of Warrants

No gain or loss will be realized by a Holder of a Warrant upon the exercise of such Warrant. When a Warrant is exercised, the Holder’s cost of the Equity Share acquired thereby will be equal to the adjusted cost base of the Warrant to such Holder, plus the amount paid on the exercise of the Warrant. For the purpose of computing the adjusted cost base to a Holder of each Equity Share acquired on the exercise of a Warrant, the cost of such Equity Share must be averaged with the adjusted cost base to such Holder of all other Equity Shares of that class (if any) held by the Holder as capital property immediately prior to the exercise of such Warrant.

Dividends on Equity Shares

Dividends paid or credited, or deemed to be paid or credited, on the Equity Shares to a Holder will be subject to non-resident withholding tax under the Tax Act at the rate of 25%, although such rate may be reduced under the terms of an applicable income tax convention between Canada and the country in which the Holder is resident. For example, the rate of withholding tax applicable to a dividend paid on the Equity Shares to a Holder who is a resident of the U.S. for purposes of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), who beneficially owns the dividend and who qualifies for the benefits of the Canada- U.S. Tax Convention will generally be reduced to 15% or, if the Holder is a corporation that owns at least 10% of the voting stock of the Company, to 5%. Not all persons who are residents of the U.S. for purposes of the Canada-U.S. Tax Convention will qualify for the benefits of the Canada-U.S. Tax Convention. A Holder who is a resident of the U.S. is advised to consult its tax advisor in this regard.

A Holder may be subject to United States withholding tax on dividends received on the Equity Shares (see “Certain United States Federal Income Tax Considerations – Tax Consequences to Non-U.S. Holders – Distributions on Equity Shares”).

Disposition of Securities

A Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Security, nor will capital losses arising therefrom be recognized under the Tax Act (including on the expiry of an unexercised Warrant), unless the Security constitutes “taxable Canadian property” to the Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable income tax convention between Canada and the country in which the Holder is resident.

Generally, provided the Equity Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the NEO Exchange) at the time of disposition, the Equity Shares and the Warrants, as the case may be, generally will not constitute taxable Canadian property of a Holder unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions are met concurrently: (i) the Holder, persons with whom the Holder did not deal at arm’s length, partnerships in which the Holder or persons with whom the Holder did not deal at arm’s length held a membership interest, directly or indirectly through one or more partnerships, or the Holder together with all such persons, owned 25% or more of the issued Equity Shares or any other class or series of shares of the Company; and (ii) more than 50% of the fair market value of the Equity Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or any option in respect of, or interest in, or for civil law a right in such properties, whether or not the property exists. Notwithstanding the foregoing, a Security may otherwise be deemed to be taxable Canadian property to a Holder for purposes of the Tax Act.

Even if a Security is taxable Canadian property to a Holder, any capital gain realized upon the disposition of such Security may not be subject to tax under the Tax Act if such capital gain is exempt from Canadian tax pursuant to the provisions of an applicable income tax convention. If a Holder to whom Securities are taxable Canadian property is not exempt from tax under the Tax Act by virtue of an income tax convention, the consequences described below under “Taxation of Capital Gains and Capital Losses” will generally apply.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Holder must be included in computing the Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Holder (an “allowable capital loss”) may be used to offset taxable capital gains realized by the Holder in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be applied to reduce net taxable gains realized by the Holder in the three preceding taxation years or in any subsequent year in the circumstances and to the extent provided in the Tax Act.

Conversion of Equity Shares

The conversion of shares of a class of Equity Shares into shares of a different class of Equity Shares will be deemed not to constitute a disposition of property for purposes of the Tax Act and, accordingly, will not give rise to a capital gain or capital loss. The cost to a Holder of the Equity Shares received on such conversion will be deemed to be equal to the Holder’s adjusted cost base of the converted shares immediately before the conversion. For the purpose of computing the adjusted cost base to a Holder of each Equity Share of a particular class acquired on such conversion, the cost of such Equity Share must be averaged with the adjusted cost base to such Holder of all other shares of that class (if any) held by the Holder as capital property immediately prior to the conversion.

Certain United States Federal Income Tax Considerations

The following discussion sets forth a summary of the material U.S. federal income tax consequences of (i) the Transaction to U.S. Holders (as defined below) of BRND Class A Restricted Voting Shares and BRND Warrants immediately prior to the Transaction, (ii) the Transaction with respect to the tax classification of the Company, (iii) the redemption of BRND Class A Restricted Voting Shares in connection with the Transaction to U.S. Holders or Non-U.S. Holders that elect to have all or a portion of their BRND Class A Restricted Voting Shares redeemed, and (iv) the ownership and disposition of the Equity Shares issued pursuant to the Transaction to U.S. Holders and Non-U.S. Holders, but does not purport to be a complete analysis of all potential tax matters for consideration in connection with the Transaction. This summary does not address the U.S. federal income tax consequences of any transactions that take place prior to the Transaction, including the sale of any BRND Class A Restricted Voting Shares or BRND Warrants prior to the Transaction.

This discussion is based on the provisions of the Code as well as final, temporary and proposed treasury regulations promulgated thereunder (the “Treasury Regulations”) and current administrative rulings and judicial decisions, all as in effect as of the date hereof. Legislative, judicial, or administrative modifications, revocations, or interpretations that occur in the future, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein.

BRND has not obtained, and will not obtain, a ruling from the IRS or an opinion of legal counsel with respect to any U.S. federal income tax consequences of the Transaction described herein. This discussion is not binding on the IRS and the IRS may disagree with the discussion and conclusions herein, and its determination may be upheld by a court.

This summary assumes that any shares of the Company are held as capital assets within the meaning of section 1221 of the Code (generally, property held for investment), in the hands of a shareholder at all relevant times and are treated as equity of the Company for U.S. federal income tax purposes. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. For example, this summary of U.S. tax consequences does not address the tax treatment of special classes of holders who are subject to special rules, including without limitation: (a) financial institutions or financial services entities; (b) insurance companies; (c) taxpayers who have elected mark-to-market accounting for U.S. tax purposes; (d) tax-exempt entities; (e) governments or agencies or instrumentalities thereof; (f) regulated investment companies or real estate investment trusts; (g) brokers, dealers, or traders in securities or currencies; (h) United States expatriates or former long-term residents of the United States; (i) persons subject to the alternative minimum tax; (j) partnerships or other pass-through entities; (k) persons that hold BRND Class A Restricted Voting Shares or BRND Warrants as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; (l) controlled foreign corporations; (m) corporations that accumulate earnings to avoid U.S. federal income tax; (n) passive foreign investment companies; (o) holders who acquired their BRND Class A Restricted Voting Shares or BRND Warrants pursuant to employee stock options, participation in an employee stock purchase plan or otherwise as compensation; (p) except as discussed below in connection with the Conversion (as defined below), holders that own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the Company after the Transaction; and (q) persons whose functional currency is not the U.S. dollar. In addition, this summary does not address any U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax considerations of the ownership and disposition of Shares, BRND Class A Restricted Voting Shares or BRND Warrants or the impact of the alternative minimum tax or the Medicare contribution tax on net investment income.

If a partnership (including, for this purpose, any other entity either organized within or without the United States that is treated as a partnership for U.S. federal income tax purposes) holds BRND Class A Restricted Voting Shares, BRND Class B Shares or BRND Warrants, the U.S. federal income tax treatment of a partner as a beneficial owner of such shares generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership holding BRND Class A Restricted Voting Shares, BRND Class B Shares or BRND Warrants, such U.S. Holder should consult its own tax advisors regarding the tax consequences of the Transaction.

As used in this summary, the term U.S. Holder means a beneficial owner of the BRND Class A Restricted Voting Shares or BRND Warrants (or after the Transaction, of the Equity Shares or BRND Warrants) that is for U.S. federal income tax purposes: (a) an individual treated as a citizen or resident of the United States; (b) a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or (d) a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A beneficial owner of the BRND Class A Restricted Voting Shares or BRND Warrants (or after the Transaction, of the Equity Shares or BRND Warrants) who is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes is referred to as a Non-U.S. Holder.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. U.S. HOLDERS AND NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME, ESTATE, AND GIFT TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF THE COMPANY, BRND CLASS A RESTRICTED VOTING SHARES OR BRND WARRANTS.

Tax Treatment of the Transaction to the Company and Classification of the Company as a U.S. Domestic Corporation

As a result of the Transaction, pursuant to section 7874(b) of the Code and the Treasury Regulations promulgated thereunder, notwithstanding that BRND is currently organized under the provisions of the BCBCA in connection with the Transaction, solely for U.S. federal income tax purposes, it is anticipated that we will be treated as converting to a U.S. domestic corporation at the end of the day as of the Effective Date pursuant to a tax-deferred reorganization under section 368(a) of the Code (the “Conversion”). We should not recognize any gain or loss as a result of the Conversion.

It is anticipated that we will experience a number of significant and complicated U.S. federal income tax consequences as a result of being treated as a U.S. domestic corporation for U.S. federal income tax purposes, and this summary does not attempt to describe all such U.S. federal income tax consequences. Section 7874 of the Code and the Treasury Regulations promulgated thereunder do not address all the possible tax consequences that arise from the Company being treated as a U.S. domestic corporation for U.S. federal income tax purposes. Accordingly, there may be additional or unforeseen U.S. federal income tax consequences to BRND that are not discussed in this summary.

Generally, we will be subject to U.S. federal income tax on the Company’s worldwide taxable income (regardless of whether such income is “U.S. source” or “foreign source”) and will be required to file a U.S. federal income tax return annually with the IRS. It is anticipated that we will also be subject to tax in Canada. It is unclear how the foreign tax credit rules under the Code will operate in certain circumstances, given the treatment of the Company as a U.S. domestic corporation for U.S. federal income tax purposes and the taxation of the Company in Canada. Accordingly, it is possible that we will be subject to double taxation with respect to all or part of the Company’s taxable income. It is anticipated that such U.S. and Canadian tax treatment will continue indefinitely and that the Equity Shares will be treated indefinitely as shares in a U.S. domestic corporation for U.S. federal income tax purposes, notwithstanding future transfers. The remainder of this summary assumes that the Company will be treated as a U.S. domestic corporation for U.S. federal income tax purposes.

Tax Consequences of the Transaction to U.S. Holders of BRND Class A Restricted Voting Shares

Conversion of BRND into a U.S. Domestic Corporation

Tax Considerations upon the Conversion

Subject to the discussion in “Effects of Section 367(b) of the Code Upon the Conversion” below, the following U.S. federal income tax consequences will result from the Conversion:

(i)	U.S. Holders will be deemed to exchange their BRND Class A Restricted Voting Shares of a non-U.S. corporation for BRND Class A Restricted Voting Shares in a U.S. domestic corporation;

(ii)	U.S. Holders should recognize no gain or loss as a result of the Conversion;

(iii)	the aggregate tax basis of the BRND Class A Restricted Voting Shares after the Conversion will be the same as such U.S. Holder’s aggregate tax basis in the BRND Class A Restricted Voting Shares immediately prior to the Conversion; and

(iv)	the holding period of the BRND Class A Restricted Voting Shares will include the holding period of the BRND Class A Restricted Voting Shares prior to the Conversion.

Effects of Section 367(b) of the Code Upon the Conversion

Notwithstanding qualification of the Conversion as a tax-deferred reorganization under section 368(a) of the Code, U.S. Holders may nevertheless, in certain circumstances, recognize taxable income in connection with the Conversion under section 367(b) of the Code. U.S. Holders who own, directly or indirectly under certain stock attribution rules, 10% or more of the value or combined voting power of the Company (each, a “10% U.S. Shareholder”) will be required to recognize as dividend income a proportionate share of the Company’s “all earnings and profits amount” (“All E&P Amount”), if any, as determined under applicable Treasury Regulations.

A U.S. Holder that is not a 10% U.S. Shareholder immediately prior to the Transaction is not required to include any part of the All E&P Amount in income unless such U.S. Holder makes an election to do so (a “Deemed Dividend Election”). Absent a Deemed Dividend Election, such U.S. Holder must recognize gain, but will not recognize any loss, upon the deemed exchange of such U.S. Holder’s BRND Class A Restricted Voting Shares of a non-U.S. corporation for BRND Class A Restricted Voting Shares in a U.S. domestic corporation if such BRND Class A Restricted Voting Shares have a fair market value of $50,000 or more on the date the Transaction is completed. The gain recognized will be added to the transferred basis in BRND Class A Restricted Voting Shares that such U.S. Holder will be deemed to receive in the Conversion.

By making a Deemed Dividend Election, a U.S. Holder that is not a 10% U.S. Shareholder will, in lieu of recognizing a gain upon the exchange of BRND Class A Restricted Voting Shares for BRND Class A Restricted Voting Shares in a U.S. domestic corporation under the Transaction as described above, recognize as dividend income a proportionate share of BRND’s All E&P Amount, if any. A Deemed Dividend Election can be made only if BRND provides such U.S. Holder with information as to the All E&P Amount in respect of such U.S. Holder and the U.S. Holder elects and files certain notices with such U.S. Holder’s U.S. federal income tax return for the tax year in which the Transaction occurs.

BRND anticipates that it will have a nominal All E&P Amount per share from inception through to the Effective Date. BRND will continue to refine the computation of its All E&P Amount, as well as estimate its All E&P Amount through the date of closing of the Transaction, which closing date All E&P Amount will need to be finally determined after the Effective Date.

The rules under section 367 of the Code with respect to the Transaction and the deemed stock exchange are complex, and each U.S. Holder is strongly urged to consult its own tax advisors regarding these rules, including, if applicable, to make the foregoing election to avoid recognize gain on such deemed exchange of stock.

Passive Foreign Investment Company Considerations in Connection with the Conversion

In addition to the possibility of taxation under section 367(b) of Code as described above, the Conversion may be a taxable event to U.S. Holders if the Company is, or ever was, a passive foreign investment company (“PFIC”) as defined under section 1297 of Code.

A non-U.S. corporation is classified as a PFIC if, for a taxable year, (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) 50% or more (by value) of its assets either produce or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. For purposes of the PFIC provisions, “gross income” generally means sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

BRND believes that it was a PFIC during its initial tax year ended December 31, 2019, and based on its income, assets and activities during its current tax year, BRND expects that it should be a PFIC for its current tax year. PFIC classification is factual in nature, and generally cannot be determined until after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. No opinion of legal counsel or ruling from the IRS concerning the PFIC status of BRND has been obtained and none will be requested. Consequently, there can be no assurances regarding the PFIC status of BRND during its current tax year or any prior or future tax year.

Under proposed Treasury Regulations, if BRND was classified as a PFIC for any tax year during which a U.S. Holder held BRND Class A Restricted Voting Shares, special rules, set forth in the proposed Treasury Regulations, may increase such U.S. Holder’s U.S. federal income tax liability with respect to the Conversion. Such proposed Treasury Regulations generally would require gain recognition by Non-Electing Shareholders (as defined below) as a result of the Conversion. Under such rules:

(i)	the Conversion may be treated as a taxable exchange to such U.S. Holder even if such transaction otherwise qualifies as a tax-deferred reorganization under section 368(a) of the Code, as discussed above;

(ii)	any gain on the deemed exchange of the BRND Class A Restricted Voting Shares for BRND Class A Restricted Voting Shares in a U.S. corporation pursuant to the Conversion will be allocated ratably over such U.S. Holder’s holding period;

(iii)	the amount allocated to the current tax year and any tax year prior to the first tax year in which BRND was classified as a PFIC will be taxed as ordinary income in the current tax year;

(iv)	the amount allocated to each of the other tax years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

(v)	an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other tax years, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that has made a “mark-to-market” election under section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat BRND as a “qualified electing fund” (a “QEF”) under section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the PFIC consequences described above with respect to the Conversion. A U.S. Holder who makes a timely and effective QEF Election generally must report on a current basis its share of BRND’s net capital gain and ordinary earnings for any tax year in which BRND is a PFIC, whether or not BRND distributes any amounts to its shareholders. A U.S. Holder who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of relevant shares over the U.S. Holder’s tax basis therein.

With respect to any tax year ending on or prior to the Effective Date, BRND will use commercially reasonable efforts to satisfy the record keeping requirements that apply to a QEF and supply U.S. Holders with information, including PFIC annual information statements, that such U.S. Holders require to report under the QEF rules. BRND may choose to provide the PFIC annual information statement on its website. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election. A shareholder who does not make a timely QEF Election or a Mark-to-Market Election is referred to for purposes of this summary as a “Non-Electing Shareholder”.

The PFIC provisions are complex. U.S. Holders should consult their own tax advisors regarding the application of the PFIC regime, including whether the proposed Treasury Regulations under section 1291(f) of the Code would apply to the Conversion, the impact of making a Mark-to-Market Election or a QEF Election and/or other elections under the PFIC provisions, and the availability of, and procedures for making, such elections under the Code and Treasury Regulations.

Conversion of BRND Class A Restricted Voting Shares to Equity Shares

The conversion of BRND Class A Restricted Voting Shares into Equity Shares should qualify as a tax-deferred “recapitalization” within the meaning of section 368(a)(1)(E) of the Code (a “Recapitalization”) and/or a tax-deferred exchange under section 1036(a) of the Code. If the conversion qualifies as a Recapitalization or tax-deferred exchange, then the following U.S. federal income tax consequences will result for U.S. Holders:

(vi)	a U.S. Holder of BRND Class A Restricted Voting Shares who exchanges BRND Class A Restricted Voting Shares for Equity Shares will not recognize a gain or loss as a result of such conversion;

(vii)	the aggregate tax basis of a U.S. Holder in the Equity Shares acquired in the conversion will be equal to such U.S. Holder’s aggregate tax basis in the BRND Class A Restricted Voting Shares surrendered in exchange therefor; and

(viii)	the holding period of a U.S. Holder for the Equity Shares acquired in the conversion will include such U.S. Holder’s holding period for the BRND Class A Restricted Voting Shares surrendered in exchange therefor.

Redemption of BRND Class A Restricted Voting Shares

We intend to treat a redemption of Class A Restricted Voting Shares in connection with the Transaction as a redemption occurring after the Conversion. The U.S. federal income tax treatment of U.S. Holders who elect to deposit their BRND Class A Restricted Voting Shares for redemption and whose BRND Class A Restricted Voting Shares are redeemed by BRND pursuant to the Transaction will depend on whether the redemption qualifies as a sale of the BRND Class A Restricted Voting Shares under section 302 of the Code. If the redemption qualifies as a sale of the BRND Class A Restricted Voting Shares under that section, the U.S. Holder will be treated as described under “Dispositions of Equity Shares” below with respect to such U.S. Holder’s BRND Class A Restricted Voting Shares. If the redemption does not qualify as a sale of BRND Class A Restricted Voting Shares, the U.S. Holder will be treated as receiving a corporate distribution with the tax consequences described under “Distributions on Equity Shares” below with respect to their BRND Class A Restricted Voting Shares. Whether the redemption qualifies for sale treatment will depend largely on the percentage of the shares of BRND’s outstanding stock treated as held by the U.S. Holder (including any stock constructively owned by the U.S. Holder, for example, as a result of owning BRND Warrants) both before and after the redemption. The redemption of BRND Class A Restricted Voting Shares generally will be treated as a sale (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to such U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest in BRND or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only stock actually owned by such U.S. Holder, but also shares that are constructively owned by such U.S. Holder. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include Equity Shares which could be acquired pursuant to the exercise of the BRND Warrants. In order to meet the substantially disproportionate test, the percentage of BRND’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of BRND Class A Restricted Voting Shares must, among other requirements, be less than 80% of the percentage of BRND’s outstanding voting stock actually and constructively owned by such U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of BRND’s stock actually and constructively owned by the U.S. Holder are redeemed, or (ii) all of the shares of BRND’s stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other stock of BRND. The redemption of the BRND Class A Restricted Voting Shares will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in BRND. Whether the redemption will result in a meaningful reduction of a U.S. Holder’s proportionate interest in BRND will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly-held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption of such U.S. Holder’s BRND Class A Restricted Voting Shares.

If none of the foregoing tests are satisfied, then the redemption will be treated as a corporate distribution and the tax effects will be as described under “Distributions on Equity Shares” below with respect to such U.S. Holder’s BRND Class A Restricted Voting Shares. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed BRND Class A Restricted Voting Shares will be added to the U.S. Holder’s adjusted tax basis in its remaining BRND Class A Restricted Voting Shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its BRND Warrants, or possibly in other stock of BRND constructively owned by it.

Tax Considerations of Holding and Disposing of Equity Shares after the Transaction

Distributions on Equity Shares

We do not anticipate declaring or paying dividends to holders of Equity Shares in the foreseeable future. If the Company decides to make any such distributions, however, the gross amount of any distribution paid by the Company on the Equity Shares generally should be included in the gross income of a U.S. Holder as a dividend to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, the distribution should be treated, first, as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its Equity Shares, and then, to the extent that the distribution exceeds the U.S. Holder’s adjusted tax basis in such shares, as a capital gain, which will be a long-term capital gain if the U.S. Holder has held such stock at the time of the distribution for more than one year. Distributions on Equity Shares constituting dividend income paid to U.S. Holders that are U.S. corporations may qualify for the dividends received deduction, subject to various limitations. Distributions on Equity Shares constituting dividend income paid to U.S. Holders that are individuals may qualify for the reduced rates applicable to qualified dividend income.

Foreign Tax Credit Limitations

Because it is anticipated that we will be subject to tax both as a U.S. domestic corporation and as a Canadian corporation, a U.S. Holder may pay, through withholding, Canadian tax, as well as U.S. federal income tax, with respect to dividends paid on its Equity Shares. For U.S. federal income tax purposes, a U.S. Holder may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid by the holder during the year. Complex limitations apply to the foreign tax credit, including a general limitation that the credit cannot exceed the proportionate share of a taxpayer’s U.S. federal income tax that the taxpayer’s foreign source taxable income bears to the taxpayer’s worldwide taxable income. In applying this limitation, items of income and deduction must be classified, under complex rules, as either foreign source or U.S.-source. The status of the Company as a U.S. domestic corporation for U.S. federal income tax purposes will cause dividends paid by BRND to be treated as U.S. source rather than foreign source for this purpose. As a result, a foreign tax credit may be unavailable for any Canadian tax paid on dividends received from BRND. Similarly, to the extent a sale or disposition of the Equity Shares by a U.S. Holder results in Canadian tax payable by the U.S. Holder (for example, because the Equity Shares constitute taxable Canadian property within the meaning of the Tax Act), a U.S. foreign tax credit may be unavailable to the U.S. Holder for such Canadian tax. In each case, however, the U.S. Holder should be able to take a deduction for the U.S. Holder’s Canadian tax paid, provided that the U.S. Holder has not elected to credit other foreign taxes during the same taxable year. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding these rules.

Foreign Currency

If the Company makes a distribution in Canadian dollars or a currency other than U.S. dollars, the amount of the distribution that a U.S. Holder must include in income under the foregoing rules will be the U.S. dollar value of the non-U.S. dollar distribution, determined at the spot rate on the date the distribution is includible in the U.S. holder’s gross income, regardless of whether the distribution is converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the distribution in income to the date the holder converts the distribution into U.S. dollars will be treated as ordinary income or loss when recognized and will not be eligible for taxation at the preferential rates applicable to long-term capital gains. Different rules apply to U.S. Holders of Subordinate Voting Shares who use the accrual method of tax accounting. Each U.S. Holder should consult its own tax advisors.

Distributions by BRND to a U.S. Holder on Subordinate Voting Shares may be subject to withholding of Canadian tax. See “Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada – Dividends on Equity Shares”.

Tax on Net Investment Income

Certain U.S. Holders that are individuals, estates, or trusts whose income exceeds certain thresholds will be required to pay an additional 3.8% net investment income tax on their “net investment income,” which includes, among other things, dividends and net gain from the sale or other disposition of property (other than property held in a trade or business, other than a passive trade or business or a trade or business consisting of trading financial instruments or commodities).

Sale or Dispositions of Equity Shares

A U.S. Holder will generally recognize gain or loss, if any, on the sale, exchange, or other disposition of Subordinate Voting Shares equal to the difference between the U.S. Holder’s adjusted tax basis in Equity Shares and the U.S. dollar value of the amount realized on such sale or disposition. Such capital gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period in the Equity Shares disposed of is more than one year at the time of the sale or other disposition. Long-term capital gains recognized by certain non-corporate U.S. Holders (including individuals) will generally be subject to a maximum U.S. federal income tax rate of 20%. Deductions for capital losses are subject to limitations.

Back-Up Withholding and Information Reporting

Payments of dividends on or proceeds arising from the sale or other taxable disposition of Equity Shares generally will be subject to information reporting and back-up withholding, at the current federal rate of 24%, if a U.S. Holder (i) fails to furnish such holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to back-up withholding, or (iv) fails to certify under penalties of perjury that the U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified the U.S. Holder that it is subject to back-up withholding.

Back-up withholding is not an additional tax. Any amounts withheld under the back-up withholding rules may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, assuming the required information is timely provided to the IRS. Moreover, certain penalties may be imposed by the IRS on a U.S. Holder who is required to furnish information but does not do so in the proper manner.

U.S. Holders should consult with their own tax advisors regarding the effect, if any, of the foregoing summary on their ownership and disposition of Equity Shares.

Tax Consequences of the Transaction to U.S. Holders of BRND Warrants

Investment Unit

The BRND Warrants and Class A Restricted Voting Share originally purchased with each BRND Warrant (and the Subordinate Voting Share into which such Class A Restricted Voting Share converts) should be treated for U.S. federal income tax purposes as an investment unit consisting of one Equity Share and one-half BRND Warrant to acquire one-half Equity Share. For U.S. federal income tax purposes, the purchase price paid for each investment unit will be allocated between the Equity Shares and BRND Warrants based on their respective relative fair market values. This allocation will be based upon our determination of the relative values of the BRND Warrants and of the Equity Shares.

U.S. Holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in a unit, and the allocation of the purchase price paid for a unit.

Exercise or Lapse of BRND Warrants

A U.S. Holder generally will not recognize gain or loss on exercise of a BRND Warrant and will have a tax basis in the Equity Shares received upon exercise equal to the U.S. Holder’s tax basis in a BRND Warrant, plus the exercise price of a BRND Warrant. The holding period for the Equity Shares purchased pursuant to the exercise of a BRND Warrant will begin on the date following the date of exercise of the BRND Warrant (or possibly the date of exercise) and will not include the period during which the U.S. Holder held the applicable BRND Warrant.

If a BRND Warrant is allowed to lapse unexercised, a U.S. Holder will recognize a capital loss in an amount equal to its tax basis in the applicable BRND Warrant. Such loss will be long-term capital loss if the BRND Warrant has been held for more than one year as of the date the applicable BRND Warrant lapsed. The deductibility of capital losses is subject to certain limitations.

Sale or Disposition of BRND Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a BRND Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the BRND Warrant sold or otherwise disposed of. Any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the BRND Warrant is held for more than one year. Deductions for capital losses are subject to various limitations under the Code.

F. Dividends and paying agents.

Not applicable.

G. Statements by experts.

Not applicable.

H. Documents on display.

Documents concerning our company referred to in this Shell Company Report may be viewed by appointment during regular business hours at our head office located at 3645 Long Beach Boulevard, Long Beach, California 90807.

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Market  risk  is  the  risk  that  a  material  loss may  arise  from fluctuations  in the  fair  value of  a  financial instrument. For purposes of this disclosure, we segregate market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

Fair value risk is the potential for loss from an adverse movement, excluding movements relating to changes in interest rates and foreign exchange rates, because of changes in market prices. We are exposed to minimal fair value risk.

Interest rate risk

Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Due to the fixed interest rate on our restricted cash and short-term balance held in escrow, its exposure to interest rate risk is nominal.

Currency risk

Currency risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates relative to our presentation currency of the United States dollar. We do not currently have any exposure to currency risk as we transact minimally in any currency other than the United States dollar.

Item 12. Description of Securities Other than Equity Securities.

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depository Shares.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

Not applicable.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

Not applicable.

Item 16B. Code of Ethics.

Not applicable.

Item 16C. Principal Accountant Fees and Services.

Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements.

The following financial statements are attached hereto beginning on page F-1 of this Shell Company Report.

•	unaudited condensed interim consolidated financial statements of BRND as of and for the three months ended March 31, 2021 and March 31, 2020;

•	unaudited condensed interim consolidated financial statements of GH Group as of March 31, 2021, and December 31, 2020 and for the three months ended March 31, 2021 and March 31, 2020;

•	audited financial statements of BRND as of and for the year ended December 31, 2020 and December 31, 2019, in each case with the notes thereto and the auditors’ report thereon (the “BRND Audited Annual Financial Statements”);

•	audited consolidated financial statements of GH Group as of and for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, in each case with the notes thereto and the auditors’ report thereon (the “GH Group Audited Annual Financial Statements”);

•	audited combined financial statements of Bud and Bloom (“Bud and Bloom”) as of and for the years ended August 31, 2019 and the year ended December 31, 2018, in each case with the notes thereto and the auditor’s report thereon (the “Bud and Bloom Audited Financial Statements”);

•	audited financial statements of iCANN, LLC d/b/a Farmacy Berkeley as of and for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, in each case with the notes thereto and the auditor’s report thereon (the “Farmacy Berkeley Audited Annual Financial Statements”); and

•	unaudited pro forma financial statements of BRND, after giving effect to the Transaction, as of and for the year ended December 31, 2020, together with the notes thereto, and as at and for the quarter ended March 31, 2021 (the “Pro Forma Financial Statements”).

Item 18. Financial Statements.

Refer to “Item 17. Financial Statements.”

Item 19. Exhibits.

The following documents are filed as exhibits to this Shell Company Report:

Exhibit	Description of Exhibit
Number
1.1	Amended and Restated Articles of the Company.
1.2	Certificate of Change of Name dated June 29, 2021.
1.3	Notice of Articles issued on June 29, 2021.
4.1	Agreement and Plan of Merger dated April 8, 2021.
4.2	Amendment No. 1 to Agreement and Plan of Merger dated June 18, 2021.
4.3	Amendment No. 2 to Agreement and Plan of Merger dated June 28, 2021.
4.4	Registration Rights Agreement dated June 29, 2021.
4.5	Exchange Rights Agreement dated June 29, 2021.
4.6	Supplement to the Warrant Agency Agreement dated June 29, 2021.
4.7	Lock-Up Agreement dated June 29, 2021.
4.8	Investor Rights Agreement dated as of April 8, 2021.
4.9	Amendment No. 1 to Investor Rights Agreement dated June 18, 2021.
8.1	List of significant subsidiaries of the Company.
11.1	Code of Business Conduct and Ethics.
15.1	Audit Committee Charter.
15.2	Consent of Macias Gini & O’Connell LLP.
15.3	Consent of Macias Gini & O’Connell LLP.
15.4	Consent of Macias Gini & O’Connell LLP.
15.5	Consent of MNP LLP.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Shell Company Report on its behalf.

GLASS HOUSE BRANDS INC.

Date: December 21, 2022	By:	/s/ Kyle Kazan
	Name:	Kyle Kazan
	Title:	Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

•	unaudited condensed interim consolidated financial statements of BRND as of and for the three months ended March 31, 2021 and March 31, 2020;

•	unaudited condensed interim consolidated financial statements of GH Group as of March 31, 2021, and December 31, 2020 and for the three months ended March 31, 2021 and March 31, 2020;

•	audited financial statements of BRND as of and for the year ended December 31, 2020 and December 31, 2019, in each case with the notes thereto and the auditors’ report thereon;

•	audited consolidated financial statements of GH Group as of and for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, in each case with the notes thereto and the auditors’ report thereon;

•	audited combined financial statements of Bud and Bloom as of and for the years ended August 31, 2019 and the year ended December 31, 2018, in each case with the notes thereto and the auditor’s report thereon;

•	audited financial statements of iCANN, LLC d/b/a Farmacy Berkeley as of and for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, in each case with the notes thereto and the auditor’s report thereon; and

•	unaudited pro forma financial statements of BRND, after giving effect to the Transaction, as of and for the year ended December 31, 2020, together with the notes thereto, and as at and for the quarter ended March 31, 2021.

MERCER PARK BRAND ACQUISITION CORP.

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2021 AND 2020

(EXPRESSED IN UNITED STATES DOLLARS)

(UNAUDITED)

Mercer Park Brand Acquisition Corp.

Condensed Interim Consolidated Balance Sheets

(Expressed in United Stated Dollars)
(Unaudited)

	March 31, 2021	December 31, 2020
ASSETS

Current
Cash	$3,630,795	$2,095,023
Income tax recoverable	1,566,682	1,209,852
	5,197,477	3,304,875
Restricted cash and marketable securities held in escrow (note 5)	405,638,511	407,537,056
Deferred tax asset	354,251	598,435
Total assets	$411,190,239	$411,440,366

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current
Accounts payable and accrued liabilities	$1,405,651	$396,779
Due to related parties (note 12)	438,329	349,034
	1,843,980	745,813
Deferred underwriters' commission (note 9)	16,100,000	16,100,000
Total liabilities	17,943,980	16,845,813

Commitments and contingencies
Class A Restricted Voting Shares subject to redemption, 40,250,000 shares (at a redemption value of $10.00 per share) (note 6)	402,500,000	402,500,000

Shareholders' deficiency
Class B shares, unlimited authorized, 10,198,751 issued (note 8(a))	-	-
Additional paid-in-capital	(11,684,284)	(11,684,284)
Retained earnings	2,430,543	3,778,837
Total shareholders' deficiency	(9,253,741)	(7,905,447)
Total liabilities and shareholders' deficiency	$411,190,239	$411,440,366

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Description of organization and business operations and going concern (note 1)

Subsequent events (note 14)

Approved on behalf of the Board:

"Jonathan Sandelman", Director

"Charles Miles", Director

Mercer Park Brand Acquisition Corp.

Condensed Interim Consolidated Statements of Operations and Comprehensive (loss) Income

(Expressed in United States Dollars)

(Unaudited)

Three Months Ended March 31,	2021	2020
Income
Interest income	$60,900	$1,495,772

Expenses (income)
General and administrative (note 11)	1,328,203	164,180
Travel	54,792	-
Foreign exchange loss (gain)	26,199	(4,881)
	1,409,194	159,299
Net (loss) income before income taxes	(1,348,294)	1,336,473

Income taxes
Current tax recovery	(244,184)	-
Deferred tax expense	244,184	-
	-	-
Net (loss) income and comprehensive (loss) income for the period	$(1,348,294)	$1,336,473

Basic and diluted net (loss) income per Class B share	$(0.13)	$0.13
Weighted average number of Class B Shares outstanding (basic and diluted)	10,198,751	10,198,751

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Mercer Park Brand Acquisition Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

(Unaudited)

Three Months Ended March 31,	2021	2020
Operating activities
Net (loss) income for the period	$(1,348,294)	$1,336,473
Items not affecting cash:
Deferred tax expense	244,184	-
Changes in non-cash working capital items:
Prepaid expenses	-	(9,800)
Accounts payable and accrued liabilities	1,008,872	43,536
Due to related parties	89,295	29,833
Income tax recoverable	(356,830)	-
Net cash (used in) provided by operating activities	(362,773)	1,400,042

Investing activity
Investment in marketable securities held in a escrow account, net	1,898,545	(1,495,110)
Net cash provided by (used in) investing activity	1,898,545	(1,495,110)
Net change in cash during the period	1,535,772	(95,068
Balance, beginning of period	2,095,023	4,127,262
Balance, end of period	$3,630,795	$4,032,194

Supplementary information
Income taxes paid	$112,646	$-
Interest received in cash	60,900	1,575,347

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Mercer Park Brand Acquisition Corp.

Condensed Interim Consolidated Statement of Changes in Shareholders' Deficiency

(Expressed in United States Dollars)

(Unaudited)

	Class B shares		Additional Paid-in capital			Total
	Number	Amount	Number	Amount	Retained Earnings	Shareholder’s Deficiency
Balance, December 31, 2019	10,198,751	$-	29,989,500	$(11,684,284)	$2,831,491	$(8,852,793)
Net income and comprehensive income for the period	-	-	-	-	1,336,473	1,336,473
Balance, March 31, 2020	10,198,751	$-	29,989,500	$(11,684,284)	$4,167,964	$(7,516,320)

Balance, December 31, 2020	10,198,751	$-	29,989,500	$(11,684,284)	$3,778,837	$(7,905,447)
Net loss and comprehensive loss for the period	-	-	-	-	(1,348,294)	(1,348,294)
Balance, March 31, 2021	10,198,751	$-	29,989,500	$(11,684,284)	$2,430,543	$(9,253,741)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

1.	Description of organization and business operations and going concern

Mercer Park Brand Acquisition Corp. (the “Corporation”) is a corporation which was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a “Qualifying Transaction”). The Corporation’s business activities are carried out in a single business segment.

The Corporation was incorporated on April 16, 2019 under the Business Corporations Act (British Columbia), commenced operations on April 16, 2019. The head office of the Sponsor (as defined below) is located at 590 Madison Avenue, 26th Floor, New York, New York, 10022.

The Corporation's ability to continue as a going concern is dependent on the continued support of its Sponsor, Mercer Park Brand, L.P. (formerly Mercer Park CB II, L.P.), and/or upon the completion of the Qualifying Transaction within the permitted timeline which is prior to May 13, 2021. Subsequent to quarter-end, the Company has sought an extension to the permitted timeline, (see note 14). There can be no assurance that the Corporation will be successful in completing its Qualifying Transaction. Under the NEO rules, the Corporation is able to borrow funds from the Sponsor (see Note 10). In the event the Corporation's Qualifying Transaction does not occur the escrowed cash will be returned to the Class A restricted voting shareholders and the Sponsor will have no recourse against the escrowed cash.

These uncertainties cast significant doubt upon the Corporation's ability to continue as a going concern and the ultimate appropriateness of using accounting principles applicable to a going concern. These unaudited condensed interim consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Corporation be unable to continue as a going concern. If the Corporation is not able to continue as a going concern, the Corporation may be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these unaudited condensed interim consolidated financial statements. These differences could be material.

On May 13, 2019, the Corporation completed its initial public offering (the “Offering”) of 40,250,000 Class A Restricted Voting Units (including 5,250,000 Class A Restricted Voting Units issued pursuant to the exercise in full of the over- allotment option) at $10.00 per Class A Restricted Voting Unit. Each Class A Restricted Voting Unit consisted of one Class A restricted voting share (“Class A Restricted Voting Share”) of the Corporation and one-half of a share purchase warrant (each, a “Warrant”). In accordance with the Corporation's articles, each Class A Restricted Voting Share, unless previously redeemed, will be automatically converted into one Subordinate Voting Share following the closing of a Qualifying Transaction. All Warrants will become exercisable at a price of $11.50 per share, commencing 65 days after the completion of a Qualifying Transaction, and will expire on the day that is five years after the completion of a Qualifying Transaction or may expire earlier if a Qualifying Transaction does not occur within the permitted timeline, now 24 months (“Permitted Timeline”) (subject to extension, as further described herein) from the closing of the Offering or if the expiry date is accelerated. Each Whole Warrant is exercisable to purchase one Class A Restricted Voting Share (which, following the closing of the Qualifying Transaction, would become one Subordinate Voting Share).

In connection with the Offering, the Corporation granted the underwriter a 30-day non-transferable option to purchase up to an additional 5,250,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit, to cover over-allotments, if any, and for market stabilization purposes. The over-allotment option was exercised prior to the close of the initial public offering. As a result of the exercise of the over-allotment option, Mercer Park Brand, L.P. (formerly Mercer Park CB II, L.P.), (the “Sponsor”), a limited partnership formed under the laws of the State of Delaware, indirectly controlled by Mercer Park, L.P., a privately-held family office based in New York, New York and Charles Miles and Sean Goodrich (or persons or companies controlled by them) (collectively with the Sponsor, the “Founders”), own an aggregate of 10,089,750 Class B Shares, together with 109,000 Class B Units and 9,810,000 Founders’ Warrants.

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

1.	Description of organization and business operations (continued)

Concurrent with the completion of the Offering, the Founders purchased an aggregate of 10,089,750 Class B Shares ("Founders' Shares"), consisting of 10,069,750 Class B Shares purchased by the Sponsor, 10,000 Class B Shares purchased by Charles Miles, and 10,000 Class B Shares purchased by Sean Goodrich. In addition, the Sponsor purchased an aggregate of 9,810,000 Warrants (“Founders’ Warrants”) at $1.00 per Founders’ Warrant and purchased 109,000 Class B Units.

Upon closing of the Qualifying Transaction, the Class B Shares will, in accordance with the Corporation's articles, convert on a 100-for-1 basis into Multiple Voting Shares.

Each Class A Restricted Voting Unit commenced trading on May 13, 2019 on the Neo Exchange Inc. (the “Exchange”) under the symbol “BRND.U”, and separated into Class A Restricted Voting Shares and Warrants on June 24, 2019, which trade under the symbols “BRND.A.U”, and “BRND.WT", respectively. The Class B Shares issued to the Founders will not be listed prior to the completion of the Qualifying Transaction.

The proceeds of $402,500,000 from the Offering are held by Odyssey Trust Company, as Escrow Agent, in an escrow account (the “Escrow Account”) at a Canadian chartered bank or subsidiary thereof, in accordance with the escrow agreement. Subject to applicable law and payment of certain taxes, permitted redemptions and certain expenses, as further described herein, none of the funds held in the Escrow Account will be released to the Corporation prior to the closing of a Qualifying Transaction. The escrowed funds will be held to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a Qualifying Transaction or an extension to the Permitted Timeline or up to 36 months with shareholder approval from the holders of Class A Restricted Shares and the Corporation’s board of directors, or in the event a Qualifying Transaction does not occur within the Permitted Timeline), (ii) fund a Qualifying Transaction with the net proceeds following payment of any such redemptions and deferred underwriting commissions, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds will also be used to pay the deferred underwriting commissions in the amount of $16,100,000, 75% of which will be payable by the Corporation to the underwriter only upon the closing of a Qualifying Transaction (subject to availability, failing which any short fall would be required to be made up from other sources and the remaining 25% of which (or, if a lesser amount, the balance of the non-redeemed shares' portion of the Escrow Account, less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) will be payable by the Corporation as it sees fit, including for payment to other agents or advisors who have assisted with or participated in the sourcing, diligence and completion of its Qualifying Transaction).

In connection with consummating a Qualifying Transaction, the Corporation will require approval by a majority of the directors unrelated to the Qualifying Transaction. In connection with the Qualifying Transaction, holders of Class A Restricted Voting Shares will be given the opportunity to elect to redeem all or a portion of their Class A Restricted Voting Shares at a per share price, payable in cash, equal to the pro-rata portion per Class A Restricted Voting Share of: (A) the escrowed funds available in the Escrow Account at the time immediately prior to the redemption deposit timeline), including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account and (ii) actual and expected direct expenses related to the redemption, each as reasonably determined by the Corporation, subject to certain limitations. Each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or any other person with whom such holder or affiliate is acting jointly or in concert, will be subject to a redemption limitation of an aggregate 15% of the number of Class A Restricted Voting Shares issued and outstanding. Class B Shares will not be redeemable in connection with a Qualifying Transaction or an extension to the Permitted Timeline and holders of Class B Shares shall not be entitled to access the Escrow Account should a Qualifying Transaction not occur within the Permitted Timeline.

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

1.	Description of organization and business operations (continued)

If the Corporation is unable to complete its Qualifying Transaction within the Permitted Timeline (or within an extension of the Permitted Timeline), the Corporation will be required to redeem each of the Class A Restricted Voting Shares. In such case, each holder of a Class A Restricted Voting Share will receive for an amount, payable in cash, equal to the pro-rata portion per Class A Restricted Voting Share of: (A) the Escrow Account, including any interest and other amounts earned; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of $50,000 of interest and other amounts earned to pay actual and expected expenses related to the dissolution and certain other related costs as reasonably determined by the Corporation. The underwriter will have no right to the deferred underwriting commissions held in the Escrow Account in such circumstances.

On February 2, 2020, the Corporation announced that it has an executed letter of intent in connection with a potential transaction, which would, if consummated, qualify as its qualifying transaction (note 14(a)(b)). Accordingly, the Corporation will be permitted until May 13, 2021 (24 months following the closing of its initial public offering) to conclude its qualifying transaction. Subsequent to quarter-end, the Company has sought an extension to the permitted timeline, (see note 14).

On March 24, 2021, the Corporation began trading on the OTCQX® Best Market, under the ticker ‘MRCQF’.

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. It is uncertain what impact this volatility and weakness will have on the Corporation’s securities held at fair value and short-term investments. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Corporation in future periods.

2.	Summary of significant accounting policies

The significant accounting policies adopted by the Corporation in the preparation of its unaudited condensed interim consolidated financial statements are set out below.

Basis of presentation

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information. They do not include all of the information and footnotes required by U.S. GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021.

The accompanying unaudited condensed interim consolidated financial statements should be read in conjunction with the December 31, 2020 audited financial statements and notes.

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

2.	Summary of significant accounting policies (continued)

Basis of consolidation

The unaudited condensed interim consolidated financial statements incorporate the financial statements of the Corporation and its wholly owned subsidiaries as outlined below:

-	MPB Acquisition Corp.

-	MPB Mergersub Corp. (a wholly owned subsidiary of MPB Acquisition Corp).

-	Mercer Park Brand Pipe Inc.

Use of estimates

The preparation of these unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date and the reported amounts of income and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed interim consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Corporation considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Corporation did not have any cash equivalents as of March 31, 2021 and December 31, 2020.

Restricted cash and marketable securities held in escrow

At March 31, 2021 and December 31, 2020, the assets held in the Escrow Account were substantially held in U.S. Treasury Bills and cash.

Common stock subject to possible redemption

The Corporation accounts for its Class A Restricted Voting Shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Shares subject to mandatory redemption are classified as a liability instrument and is measured at fair value. Conditionally redeemable shares (including shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Corporation’s control) is classified as temporary equity. At all other times, shares are classified as shareholders’ equity. The Corporation’s Class A Restricted Voting Shares features certain redemption rights that are considered to be outside of the Corporation’s control and subject to occurrence of uncertain future events. Accordingly, Class A Restricted Voting Shares subject to possible redemption is presented at redemption value as temporary equity, outside of the shareholders’ deficiency section of the Corporation’s consolidated balance sheets.

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

2.	Summary of significant accounting policies (continued)

Income Taxes

The Corporation complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Corporation recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of March  31, 2021 and December 31, 2020, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Corporation is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

Net Income (Loss) Per Share

The Corporation complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share.” Net income per share is computed by dividing net income by the weighted average number of Class B Shares outstanding during the period. At March 31, 2021 and March 31, 2020, the Corporation did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into Class B Shares and then share in the (loss) income of the Corporation. As a result, diluted (loss) income per share is the same as basic (loss) income per share for the periods presented.

Concentration of credit risk

Financial instruments that potentially subject the Corporation to concentration of credit risk consist of cash accounts in a financial institution. At March 31, 2021 and December 31, 2020, the Corporation had not experienced losses on these accounts and management believes the Corporation is not exposed to significant risks on such accounts.

Fair value of financial instruments

The fair value of the Corporation’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Recently issued accounting standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Corporation’s unaudited condensed interim consolidated financial statements.

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

3.	Critical accounting judgments, estimates and assumptions

The preparation of these unaudited condensed interim consolidated financial statements requires the Corporation to make judgments in applying its accounting policies and estimates and assumptions about the future. These judgments, estimates and assumptions affect the Corporation’s reported amounts of assets, liabilities, and items in net income or loss, and the related disclosure of contingent assets and liabilities, if any. The Corporation evaluates its estimates on an ongoing basis. Such estimates are based on various assumptions that the Corporation believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amounts of items in net income or loss that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following discusses the most significant accounting judgments, estimates and assumptions that the Corporation has made in the preparation of its March 31, 2021 unaudited condensed interim consolidated financial statements.

Warrant Valuation

Pursuant to the Offering, the Corporation issued Warrants. Estimating the fair value of warrants requires determining the most appropriate valuation model that is dependent on the terms and conditions of the warrant. The Corporation applies an option-pricing model to measure the fair value of the Warrants issued. Application of the option-pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the warrant. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net income or loss.

Income Tax

The determination of the Corporation’s income taxes and other tax assets and liabilities requires interpretation of complex laws and regulations. Judgment is required in determining whether deferred income tax assets should be recognized on the balance sheet. Deferred income tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Corporation will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing laws in each applicable jurisdiction. Future taxable income is also significantly dependent upon the Corporation completing a Qualifying Acquisition, the underlying structure of a Qualifying Acquisition, and the resulting nature of operations. To the extent that future cash flows and/or the probability, structure and timing, and the nature of operations of a future Qualifying Acquisition differ significantly from estimates made, the ability of the Corporation to realize a deferred tax asset could be materially impacted.

4.	The Offering

Pursuant to the Offering, the Corporation sold 40,250,000 Class A Restricted Voting Units (including 5,250,000 Class  A Restricted Voting Units issued pursuant to the exercise in full of the over-allotment option) at $10.00 per Class  A Restricted Voting Unit. Each Class A Restricted Voting Unit consisted of one Class A Restricted Voting Share of the Corporation and one-half of a Warrant. See note 1.

5.	Restricted cash and marketable securities held in escrow

	March 31, 2021	December 31, 2020
Restricted cash	$201,895,527	$981
Investments in United States Treasury Bills	203,709,233	407,509,774
Accrued interest	33,751	26,301
Restricted cash and marketable securities held in escrow	$405,638,511	$407,537,056

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

6.	Class A Restricted Voting Shares Subject to Redemption

Authorized

The Corporation is authorized to issue an unlimited number of Class A Restricted Voting Shares. Following closing of the Qualifying Transaction, the Corporation will not issue any further Class A Restricted Voting Shares. The holders of Class A Restricted Voting Shares have no preemptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

Prior to the consummation of a Qualifying Transaction, holders of Class A Restricted Voting Shares are not entitled to vote at, or receive notice of or meeting materials in respect of meetings, held only to consider the election and/or removal of directors and auditors. The holders of Class A Restricted Voting Shares are, however, entitled to vote on and receive notice of meeting materials on all other matters requiring shareholder approval, including approval of an extension of the Permitted Timeline, if applicable, and of a proposed Qualifying Transaction.

Redemption rights

The holders of Class A Restricted Voting Shares are entitled to redeem their shares, subject to certain conditions, and are entitled to receive the escrow proceeds, net of applicable taxes and other permitted deductions, from the Escrow Account: (i) in the event that the Corporation does not complete a Qualifying Transaction within the Permitted Timeline; (ii) in the event of a Qualifying Transaction; and (iii) in the event of an extension to the Permitted Timeline. Upon such redemption, the rights of holders of Class A Restricted Voting Shares as shareholders will be completely extinguished.

Value of Class A Restricted Voting Shares Subject to Redemption

The redemption rights embedded in the terms of the Corporation’s Class A Restricted Voting Shares are considered by the Corporation to be outside of the Corporation’s control and subject to uncertain future events. Accordingly, the Corporation has classified its "Class A Restricted Voting Shares subject to redemption" as commitments and contingencies at redemption value.

Fair value of Class A restricted voting shares subject to redemption -- issued and outstanding

	Number	Amount
Balance, December 31, 2020 and March 31, 2021	40,250,000	$402,500,000

7.	Warrants

As at March 31, 2021 and December 31, 2020, the Corporation had 29,989,500 Warrants issued and outstanding, comprised of 20,125,000 Warrants forming part of the Class A Restricted Voting Units, 9,810,000 Founders’ Warrants, and 54,500 Warrants forming part of the Class B Units.

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

7.	Warrants (continued)

All Warrants will become exercisable only commencing 65 days after the completion of our Qualifying Transaction. Each Warrant is exercisable to purchase one Class A Restricted Voting Share (which, following the closing of the Qualifying Transaction, would become one Subordinate Voting Share) at a price of $11.50 per share. The Warrant Agreement provides that the exercise price and number of Subordinate Voting Shares issuable on exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, Extraordinary Dividend or a recapitalization, reorganization, merger or consolidation. The Warrants will not, however, be adjusted for issuances of Subordinate Voting Shares at a price below their exercise price. Once the Warrants become exercisable, the Corporation may accelerate the expiry date of the outstanding Warrants (excluding the Founders’ Warrants but only to the extent still held by our Sponsor at the date of public announcement of such acceleration and not transferred prior to the accelerated expiry date, due to the anticipated knowledge by our Sponsor of material undisclosed information which could limit their flexibility) by providing 30 days’ notice if, and only if, the closing share price of the Subordinate Voting Shares equals or exceeds $18.00 per Subordinate Voting Share (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations and the like) for any 20 trading days within a 30 trading day period, in which case the expiry date shall be the date which is 30 days following the date on which such notice if provided.

The Warrants will not be entitled to the proceeds from the Escrow Account. The Warrant holders do not have the rights or privileges of holders of shares and any voting rights until they exercise their Warrants and receive corresponding Subordinate Voting Shares of the Corporation. After the issuance of corresponding Subordinate Voting Shares upon exercise of the Warrants, each holder is expected to be entitled to one vote for each Subordinate Voting Share held of record on all matters to be voted on by such shareholders.

Restrictions on Transfer of Founders’ Warrants

The Founders have agreed not to transfer any of their Founders’ Warrants until after the closing of the Qualifying Transaction without the prior consent of the Exchange, except for transfers required due to the structuring of the Qualifying Transaction or to permitted transferees, with the Exchange’s consent, in which case such restriction will apply to the securities received in connection with the Qualifying Transaction. Following completion of the Corporation’s Qualifying Transaction, the Founders’ Warrants, including Subordinate Voting Shares issuable on exercise of the Founders’ Warrants, may be subject to certain sale or transfer restrictions in accordance with applicable securities laws.

8.	Shareholders' deficiency

a) Class B Shares

Authorized

The Corporation is authorized to issue an unlimited number of Class B Shares without nominal or par value. Following closing of the Qualifying Transaction, the Corporation will not issue any further Class B Shares. The holders of Founders’ Shares have no pre-emptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

Holders of Class B Shares are entitled to receive notice of any meeting of shareholders of the Corporation, and to attend, vote and speak at such meetings, with the exception of (i) meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia), and (ii) meetings to approve an extension of the Permitted Timeline within which the Corporation is required to complete its Qualifying Transaction, which will only be voted upon by holders of Class A Restricted Voting Shares.

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

8.	Shareholders' deficiency (continued)

a) Class B Shares (continued)

Redemption rights

Holders of Class B Shares do not have any redemption rights, or rights to distributions from the Escrow Account if the Corporation fails to complete a Qualifying Transaction within the Permitted Timeline.

Restrictions on transfer, assignment or sale of Founders' Shares

The holders of the Class B Shares have agreed not to transfer, assign or sell any of their Class B Shares, unless transferred, assigned or sold to permitted transferees with the Exchange’s consent, prior to completion of the Corporation’s Qualifying Transaction. Following completion of the Corporation’s Qualifying Transaction, the Multiple- Voting Shares into which the Class B Shares are converted, may be subject to certain sale or transfer restrictions in accordance with applicable securities laws.

b) Subordinate Voting Shares

Authorized

The Corporation is authorized to issue an unlimited number of subordinate voting shares ("Subordinate Voting Shares”) without nominal or par value. No Subordinate Voting Shares may be issued prior to the closing of a Qualifying Transaction, except in connection with such closing.

Voting rights

Holders of Subordinate Voting Shares will be entitled to receive notice of any meeting of shareholders of the Corporation, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Subordinate Voting Shares are entitled to vote, each Subordinate Voting Share will be entitled to one vote per Subordinate Voting Share.

Dividend rights

See Note 8 – Multiple Voting Shares – Dividend rights.

Redemption rights

Holders of Subordinate Voting Shares will not have any redemption rights.

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

8.	Shareholders' deficiency (continued)

c) Multiple Voting Shares

Authorized

The Corporation is authorized to issue an unlimited number of multiple voting shares (“Multiple Voting Shares”) without nominal or par value. No Multiple Voting Shares may be issued prior to the closing of a Qualifying Transaction, except in connection with such closing.

Voting rights

Holders of Multiple Voting Shares will be entitled to receive notice of any meeting of shareholders of the Corporation, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share will be entitled to 2,500 votes per Multiple Voting Share.

Dividend rights

Holders of Subordinate Voting Shares will be entitled to receive dividends out of the assets available for the payment or distribution of dividends at such times and in such amount and form as the board of directors of the Corporation may from time to time determine on the following basis, and otherwise without preference or distinction among or between the Subordinate Voting Shares and Multiple Voting Shares: each Multiple Voting Share will be entitled to 100 times the amount paid or distributed per Subordinate Voting Share (including by way of share dividends, which holders of Multiple Voting Shares will receive in Multiple Voting Shares, unless otherwise determined by the board of directors of the Corporation) and each fraction of a Multiple Voting Share will be entitled to the applicable fraction thereof.

Redemption rights

Holders of Multiple Voting Shares will not have any redemption rights.

9.	Transaction costs

Transaction costs consist principally of legal, accounting and underwriting costs incurred through to date of the balance sheet. Transaction costs incurred amounted to $22,609,294 (including $22,137,500 in underwriters’ commission of which $16,100,000 is deferred and payable only upon completion of a Qualifying Transaction) were charged to shareholder’s equity upon completion of the Offering.

Underwriter's commission

In consideration for its services in connection with the Offering, the Corporation has agreed to pay the underwriter a commission equal to 5.5% of the gross proceeds of the Class A Restricted Voting Units issued under the Offering. The Corporation paid $ $6,037,500, representing $0.15 per Class A Restricted Voting Unit, to the underwriter upon closing of the Offering. Upon completion of a Qualifying Transaction, the remaining $16,100,000 (representing $0.40 per Class A Restricted Voting Unit) will be payable, 75% of which will be payable by the Corporation to the underwriter only upon the closing of a Qualifying Transaction (subject to availability, failing which any short fall would be required to be made up from other sources) and the remaining 25% of which (or, if a lesser amount, the balance of the non-redeemed shares' portion of the Escrow Account, less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) will be payable by the Corporation as it sees fit, including for payment to other agents or advisors who have assisted with or participated in the sourcing, diligence and completion of its Qualifying Transaction).

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

10.	Capital management

(a) The Corporation defines the capital that it manages as its shareholders’ deficiency, net of its Class A Restricted Voting Shares subject to redemption. The following table summarizes the carrying value of the Corporation’s capital as at March 31, 2021 and December 31, 2020:

Balance, March 31, 2021

Shareholders' deficiency	$(9,253,741)
Class A Restricted Voting Shares subject to redemption	402,500,000
Total	$393,246,259

Balance, December 31, 2020

Shareholders' deficiency	$(7,905,447)
Class A Restricted Voting Shares subject to redemption	402,500,000
Total	$394,594,553

The Corporation’s primary objective in managing capital is to ensure capital preservation in order to benefit from acquisition opportunities as they arise.

(b) Liquidity

As at March 31, 2021, the Corporation had $3,630,795 (December 31, 2020 - $2,095,023) in cash. The Corporation expects to incur significant costs in pursuit of its acquisition plans.

To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Transaction, the Corporation may obtain such funding by way of unsecured loans from the Sponsor and/or its affiliates, subject to consent of the Exchange, which loans would, unless approved otherwise by the Exchange, bear interest at no more than the prime rate plus 1%. The Sponsor would not have recourse under such loans against the Escrow Account, and thus the loans would not reduce the value of such Escrow Account. Such loans would collectively be subject to a maximum principal amount of 10% of the escrowed funds, and may be repayable in cash following the closing of a Qualifying Transaction and may be convertible into Class B Shares and/or Warrants in connection with the closing of a Qualifying Transaction, subject to Exchange consent.

Otherwise, and subject to any relief granted by the Exchange, the Corporation may seek to raise additional funds through a rights offering in respect of shares available to its shareholders, in accordance with the requirements of applicable securities legislation, and subject to placing the required funds raised in the Escrow Account in accordance with applicable Exchange rules.

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

11.	General and administrative expenses

Three months ended March 31, 2021

Professional fees	$1,074,971
Public company filing and listing costs	253,035
General office expenses	197
$1,328,203
Three months ended March 31, 2020

Public company filing and listing costs	$93,274
General office expenses	70,906
$164,180

12.	Related party transactions

In May 2019 the Corporation entered into an administrative services agreement with the Sponsor for an initial term of 18 months, subject to possible extension, for office space, utilities and administrative support, which may include payment for services of related parties, for, but not limited to, various administrative, managerial or operational services or to help effect a Qualifying Transaction. The Corporation has agreed to pay $10,000 per month, plus applicable taxes for such services. As at March 31, 2021, the Corporation accrued $235,000 (December 31, 2020 - $205,000) in respect of these services.

On May 13, 2019, the Sponsor executed a make whole agreement and undertaking in favour of the Corporation, whereby the Sponsor agreed to indemnify the Corporation in certain limited circumstances where the funds held in the Escrow Account are reduced to below $10.00 per Class A Restricted Voting Share.

For the three months ended March 31, 2021, the Corporation paid professional fees of $15,206 (three months ended March 31, 2020 - $6,372) to Marrelli Support Services Inc. (“Marrelli Support”), an organization of which the Corporation's Chief Financial Officer is Managing Director. These services were incurred in the normal course of operations for general accounting and financial reporting matters. As at March 31, 2021, Marrelli Support was owed $15,283 (December 31, 2020 - $9,034) and was included in accounts payable and accrued liabilities on the Corporation's balance sheet.

From April 16, 2019 (Date of Incorporation) to December 31, 2020 and for the three months ended March 31, 2021, Ayr Wellness Inc. ("Ayr"), a company with common management, incurred travel costs on behalf of the Corporation. As at March 31, 2021, the Corporation owed Ayr $188,046 (December 31, 2020 - $135,000) and which included in due to related parties on the Corporation's balance sheets. This is based on a cash-call-basis from Ayr.

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

13.	Fair value measurements

The Corporation follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Corporation would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Corporation seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Corporation’s assets that are measured at fair value on a recurring basis at March 31, 2021, and indicates the fair value hierarchy of the valuation inputs the Corporation utilized to determine such fair value:

	Carrying value
	as at	Fair value as at March 31, 2021
	March 31, 2021 ($)	Level 1 ($)	Level 2 ($)	Level 3 ($)
Assets
Restricted cash and marketable securities held in escrow	405,638,511	405,638,511	-	-

Market risk

Market risk is the risk that a material loss may arise from fluctuations in the fair value of a financial instrument. For purposes of this disclosure, the Corporation segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

Fair value risk is the potential for loss from an adverse movement, excluding movements relating to changes in interest rates and foreign exchange rates, because of changes in market prices. The Corporation is exposed to minimal fair value risk.

Mercer Park Brand Acquisition Corp.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 and 2020

(Expressed in United States Dollars)

13.	Fair value measurements (continued)

Market risk (continued)

Interest rate risk

Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Due to the fixed interest rate on the Corporation's restricted cash and short-term balance held in escrow, its exposure to interest rate risk is nominal.

Currency risk

Currency risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates relative to the Corporation’s presentation currency of the United States dollar. The Corporation does not currently have any exposure to currency risk as the Corporation transacts minimally in any currency other than the United States dollar.

14.	Subsequent events

(a) On April 8, 2021, the Corporation announced that it had entered into a definitive agreement to merge with GH Group, Inc. (the “Glass House Group Transaction”), a fully-integrated cannabis business in California, with the right to combine with a state-of-the-art greenhouse and up to 17 additional dispensary locations that are in the process of applying for licenses.

(b) On May 5, 2021, the Corporation obtained shareholder approval for a brief extension in its permitted timeline, from May 13, 2021 to July 30, 2021, in order to enable the Glass House Group Transaction to be completed.

(c) On May 7, 2021, the Corporation received a receipt for a final non-offering prospectus from the applicable Canadian securities regulatory authorities in connection with the completion of the Glass House Group Transaction. On the same date, the Corporation filed a management information circular in connection with the shareholders’ meeting scheduled to be held on June 2, 2021 to approve the Glass House Group Transaction and related matters.

(d) Effective May 13, 2021, in connection with the extension in the permitted timeline described above, 22,406,149 of the Corporation’s Class A Restricted Voting Shares were redeemed for US$10.11 per share. An additional right to redeem the Corporation’s Class A Restricted Voting Shares will be available to the holders thereof in connection with the closing of the Glass House Group Transaction. Subject to the satisfaction or waiver of the applicable conditions of closing, the Glass House Group Transaction is currently anticipated to close in the first half of June 2021.

GH GROUP, INC.

UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2021, AND DECEMBER 31, 2020,
AND FOR THE THREE MONTHS ENDED
MARCH 31, 2021, AND 2020

GH GROUP, INC.

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	F-23

Consolidated Balance Sheets	F-24

Unaudited Condensed Interim Consolidated Statements of Operations	F-25

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’/ Members’ Equity	F-26

Unaudited Condensed Interim Consolidated Statements of Cash Flows	F-27 - F-28

Notes to Unaudited Condensed Interim Consolidated Financial Statements	F-29 - F-47

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders / Members

GH Group, Inc.

Results of Review of Interim Consolidated Financial Statements

We have reviewed the accompanying unaudited interim consolidated balance sheet of GH Group, Inc. (the “Company”), as of March 31, 2021, and the related unaudited condensed interim consolidated statements of operations, changes in shareholders’/ members’ equity, and cash flows for the three months ended March 31, 2021, and 2020, and the related notes (collectively referred to as the “unaudited condensed interim consolidated financial statements”). Based on our review, we are not aware of any material modifications that should be made to the accompanying unaudited condensed interim consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Company as of December 31, 2020, combined balance sheets as of December 31, 2019, and 2018, and the related consolidated and combined statements of operations, changes in shareholders/ members’ equity, and cash flows for the years then ended (not presented herein); and in our report dated May 4, 2021, we expressed an unqualified opinion on those combined financial statements. In our opinion, the information set forth in the accompanying consolidated and combined financial statements as of December 31, 2020, 2019, and 2018, is fairly stated, in all material respects, in relation to the consolidated and combined financial statements from which it has been derived.

Basis for Review Results

These unaudited condensed interim consolidated financial statements are the responsibility of the Company’s management. We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Macias Gini & O’Connell LLP
Los Angeles, California
July 9, 2021

Macias Gini & O’Connell LLP
700 South Flower St., Suite 800	www.mgocpa.com
Los Angeles, CA 90017

GH GROUP, INC.

Consolidated Balance Sheets

As of March 31, 2021, and December 31, 2020

	2021	2020
	Unaudited
ASSETS
Current Assets:
Cash	$11,610,630	$4,535,251
Accounts Receivable, Net	3,609,591	5,141,021
Prepaid Expenses and Other Current Assets	3,413,299	1,018,212
Inventory	8,830,899	6,866,002
Notes Receivable	920,619	904,534

Total Current Assets	28,385,038	18,465,020

Operating Lease Right-of-Use Assets, Net	2,676,373	2,532,629
Investments	8,941,948	10,701,868
Property, Plant and Equipment, Net	28,186,600	27,192,027
Intangible Assets, Net	4,999,833	5,279,000
Goodwill	4,918,823	4,815,999
Other Assets	431,409	554,266

TOTAL ASSETS	$78,540,024	$69,540,809
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Current Liabilities:
Accounts Payable and Accrued Liabilities	$9,600,967	$6,570,715
Income Taxes Payable	6,432,655	4,740,003
Derivative Liabilities	6,876,000	7,365,000
Current Portion of Operating Lease Liabilities	185,508	327,329
Current Portion of Notes Payable	7,866,625	601,187
Current Portion of Notes Payable - Related Parties	4,168,155	-

Total Current Liabilities	35,129,910	19,604,234

Operating Lease Liabilities, Net of Current Portion	2,529,413	2,318,852
Other Non-Current Liabilities	1,148,921	849,358
Deferred Tax Liabilities	1,362,786	1,420,583
Notes Payable, Net of Current Portion	16,512,965	15,368,892
Notes Payable, Net of Current Portion - Related Parties	3,748,158	3,703,966

TOTAL LIABILITIES	60,432,153	43,265,885

SHAREHOLDERS' EQUITY:
Preferred Shares ($0.00001 Par value, 50,000,000 shares authorized and no shares issued and outstanding as of March 31, 2021 and December 31, 2020)	-	-
Class A Common Shares ($0.00001 Par value, 500,000,000 shares authorized, 213,911,892 and 205,900,164 issued and outstanding as of March 31, 2021 and December 31, 2020, respectively)	2,139	2,059
Class B Common Shares ($0.00001 Par value, 33,000,000 shares authorized and 32,295,270 issued and outstanding as of March 31, 2021 and December 31, 2020)	323	323
Additional Paid-In Capital	47,918,680	42,932,020
Accumulated Deficit	(29,813,271)	(16,659,478)

TOTAL SHAREHOLDERS’ EQUITY	18,107,871	26,274,924

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$78,540,024	$69,540,809

The accompanying notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

GH GROUP, INC.

Unaudited Condensed Interim Consolidated Statements of Operations

For the Three Months Ended March 31, 2021, and 2020

	2021	2020
Revenues, Net	$15,240,281	$6,449,327
Cost of Goods Sold	9,798,285	4,985,843

Gross Profit	5,441,996	1,463,484

Operating Expenses:
General and Administrative	5,835,731	4,107,858
Sales and Marketing	488,535	354,425
Professional Fees	3,352,751	645,046
Depreciation and Amortization	724,454	531,405

Total Operating Expenses	10,401,471	5,638,734

Loss from Operations	(4,959,475)	(4,175,250)

Other Expense (Income):
Interest Expense	1,010,428	363,069
Interest Income	(16,086)	(98,341)
(Income) Loss on Investments	(1,388)	19,197
(Gain) Loss on Change in Fair Value of Derivative Liabilities	(671,000)	129,699
Loss on Disposition of Subsidiary	6,090,339	-
Other Expense (Income), Net	6,024	(14,813)

Total Other Expense, Net	6,418,317	398,811

Loss from Operations Before Provision for Income Taxes	(11,377,792)	(4,574,061)
Provision for Income Taxes	1,776,001	566,593

Net Loss	$(13,153,793)	$(5,140,654)

The accompanying notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

GH GROUP, INC.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’/ Members’ Equity
For the Three Months Ended March 31, 2021, and 2020

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	$ Amount	Units	$ Amount	Units	$ Amount	Units	$ Amount			TOTAL EQUITY
										ATTRIBUTABLE TO		TOTAL
				Class A	Class A	Class B	Class B	Additional		SHAREHOLDERS' /		SHAREHOLDERS' /
	Members'	Preferred	Preferred	Common	Common	Common	Common	Paid-In	Accumulated	MEMBERS'	Non-Controlling	MEMBERS'
	Equity	Shares	Shares	Shares	Shares	Shares	Shares	Capital	Deficit	of GH Group	Interest	EQUITY
BALANCE AS OF DECEMBER 31, 2019	$35,047,515	-	$-	-	$-	-	$-	$-	$-	$35,047,515	$3,554,731	$38,602,246.00
Net Loss	-	-	-	-	-	-	-	-	(5,140,654)	(5,140,654)	-	(5,140,654)
Distributions	(23,650)									(23,650)		(23,650)
Share based compensation from Options	-	-	-	-	-	-	-	556,692	-	556,692	-	556,692
Formation and Rollup	(35,023,865)	-	-	197,650,255	1,977	32,295,270	323	38,576,296	-	3,554,731	(3,554,731)	-
Issuance for Business Acquisition	-	-	-	10,318,807	103	-	-	3,095,539	-	3,095,642	-	3,095,642
Cancellation of Shares for Issuance of Convertible Debt	-	-	-	(2,068,898)	(21)	-	-	(1,749,979)	-	(1,750,000)	-	(1,750,000)
BALANCE AS OF MARCH 31, 2020	$-	-	$-	205,900,164	$2,059	32,295,270	$323	$40,478,548	$(5,140,654)	$35,340,276	$-	$35,340,276

BALANCE AS OF DECEMBER 31, 2020	$-	-	$-	205,900,164	$2,059	32,295,270	$323	$42,932,020	$(16,659,478)	$26,274,924	$-	$26,274,924
Net Loss	-	-	-	-	-	-	-	-	(13,153,793)	(13,153,793)	-	(13,153,793)
Share-Based Compensation from Options	-	-	-	-	-	-	-	1,381,462	-	1,381,462	-	1,381,462
Share-Based Compensation from Common Shares	-	-	-	500,000	5	-	-	224,995	-	225,000	-	225,000
Issuance for Business Acquisition	-	-	-	7,511,728	75	-	-	3,380,203	-	3,380,278	-	3,380,278
BALANCE AS OF MARCH 31, 2021	$-	-	$-	213,911,892	$2,139	32,295,270	$323	$47,918,680	$(29,813,271)	$18,107,871	$-	$18,107,871

The accompanying notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

GH GROUP, INC.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2021, and 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(13,153,793)	$(5,140,654)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Deferred Tax (Recovery) Expense	(57,797)	218,770
Interest Capitalized to Notes Payable	475,806	136,037
Interest Income Capitalized to Principle Balance	(16,085)	(35,698)
Depreciation and Amortization	724,454	531,405
Net (Income) Loss on Equity Method Investments	(1,388)	19,197
Loss on Disposition of Subsidiary	6,070,902	-
Non-Cash Operating Lease Costs	186,664	261,728
Accretion of Debt Discount and Loan Origination Fees	466,423	148,089
(Gain) Loss on Change in Fair Value of Derivative Liabilities	(671,000)	129,699
Share-Based Compensation	1,606,462	556,692
Changes in Operating Assets and Liabilities:
Accounts Receivable	1,510,363	(867,023)
Prepaid Expenses and Other Current Assets	(716,370)	(763,449)
Inventory	(1,621,608)	(375,960)
Other Assets	27,438	52,561
Accounts Payable and Accrued Liabilities	2,628,153	(249,064)
Cash Payments - Operating Lease Liabilities	(186,497)	(190,323)
Income Taxes Payable	1,483,186	258,322
Other Non-Current Liabilities	299,563	62,107
NET CASH USED IN OPERATING ACTIVITIES	(945,124)	(5,247,564)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(1,159,860)	(1,118,754)
Issuance of Note Receivable	-	(1,140,000)
Purchase of Investments	(350,001)	(1,000,415)
Distributions Received from Equity Method Investments	66,000	66,000
Cash Paid for Business Acquisition, Net of Cash and Cash Equivalents Acquired	(284,028)	(81,522)
NET CASH USED IN INVESTING ACTIVITIES	(1,727,889)	(3,274,691)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of Notes Payable, Third Parties and Related Parties	10,305,806	9,641,525
Payments on Notes Payable, Third Parties and Related Parties	(557,414)	(166,588)
Distributions - Controlling and Non-Controlling Interest	-	(23,050)
NET CASH PROVIDED BY FINANCING ACTIVITIES	9,748,392	9,451,887

NET INCREASE IN CASH AND CASH EQUIVALENTS	7,075,379	929,632
Cash and Cash Equivalents, Beginning of Period	4,535,251	2,631,886
CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,610,630	$3,561,518

The accompanying notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

GH GROUP, INC.

Unaudited Condensed Interim Consolidated Statements of Cash Flows (Continued)

For the Three Months Ended March 31, 2021, and 2020

	2021	2020
SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION
Cash Paid for Interest	$174,374	$148,875
Cash Paid for Taxes	$141,146	$89,501

Non-Cash Investing and Financing Activities:
Net Assets Acquired From an Acquisition, Excluding Cash Acquired	$5,709,615	$7,902,973
Proceeds Deposited Into Escrow Account	$2,029,932	$-
Purchase of Property and Equipment from Proceeds of Note Payable, Third Parties	$125,356	$-
Cancellation of Shares for Issuance of Convertible Debt	$-	$1,750,000
Recognition of Right-of-Use Assets for Operating Leases	$1,160,730	$1,182,942
Acquisition of Non-Controlling Interest Upon Roll - Up	$-	$3,554,731
Derivative Liability Incurred Upon Issuance of Convertible Debt	$182,000	$3,724,337

The accompanying notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

1.       NATURE OF OPERATIONS

GH Group, Inc. (“GH Group” or the “Company”), is a vertically integrated cannabis company that operates in the state of California. The Company cultivates, manufactures, and distributes cannabis consumer packaged goods primarily to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores in the state of California.

On January 31, 2020, pursuant to a Formation and Contribution Agreement (the “Agreement”), a roll-up transaction (“Roll-up”) was consummated whereby the assets and liabilities of a combined group of companies were transferred into GH Group, Inc. whereby GH Group, Inc. now owns and controls the majority interest of all the entities previously combined.

COVID-19

In March 2020, a global pandemic was declared by the World Health Organization related to the rapidly growing outbreak of a novel strain of coronavirus, COVID-19. The pandemic is having an unprecedented impact on the U.S. economy as federal, state and local governments react to this public health crisis, which has created significant uncertainties. The Company is unable to currently quantify the economic effect, if any, on the Company’s results of operations.

These developments could have a material adverse impact on the Company’s revenues, results of operations and cash flows. This situation is rapidly changing and additional impacts to the business may arise that the Company is not aware of currently. The ultimate magnitude and duration of COVID-19, including the extent of its overall impact on the Company’s results of operations, financial position, liquidity or capital resources cannot be reasonably estimated at this time.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and critical estimates applied by the Company in these Unaudited Condensed Interim Consolidated Financial Statements are the same as those applied in the Company’s audited Consolidated Financial Statements and accompanying notes for the year ended December 31, 2020, unless otherwise disclosed in these accompanying notes to the Unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2021.

Basis of Preparation

The accompanying Unaudited Condensed Interim Consolidated Financial Statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. The Unaudited Condensed Interim Consolidated Financial Statements include the accounts and operations of the Company and those of the Company’s subsidiaries in which the Company has a controlling financial interest, if any, after elimination of intercompany accounts and transactions. Investments in entities in which the Company has significant influence, but less than a controlling financial interest, are accounted for using the equity method. All intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position of the Company as of March 31, 2021 and December 31, 2020, the consolidated results of operations for the three months ended March 31, 2021 and 2020, and cash flows for the three months ended March 31, 2021 and 2020 have been included.

The accompanying Unaudited Condensed Interim Consolidated Financial Statements do not include all of the information required for full annual financial statements. Accordingly, certain information, footnotes and disclosures normally included in the annual financial statements, prepared in accordance with GAAP, have been condensed or omitted. The financial data presented herein should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020, and the related notes thereto, and have been prepared using the same accounting policies described therein.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of Consolidation

These Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2021, and December 31, 2020, and for the three months ended March 31, 2021, and 2020, include the accounts of the Company, its wholly owned subsidiaries and entities over which the Company has control as defined in ASC 810. Subsidiaries over which the Company has control are fully consolidated from the date control commences until the date control ceases. Control exists when the Company has ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity. In assessing control, potential voting rights that are currently exercisable are considered.

Recently Adopted Accounting Standards

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company adopted ASU 2019-12 on January 1, 2021. The adoption of the standard did not have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity Securities (Topic 321)”, “Investments— Equity Method and Joint Ventures (Topic 323)”, and “Derivatives and Hedging (Topic 815)” (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The Company adopted ASU 2020-01 on January 1, 2021. The adoption of the standard did not have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt With Conversion and Other Options (Subtopic 470-20)” and “Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Adoption is applied on a modified or full retrospective transition approach. The Company early adopted ASU 2020-06 on January 1, 2021. The adoption of the standard did not have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

3.       CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains cash at its physical locations, which are not currently insured and cash with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition and results of operations. As of March 31, 2021, and December 31, 2020, and for the three months ended March 31, 2021, and 2020, the Company has not experienced any losses with regards to its cash balances.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

3.       CONCENTRATIONS OF BUSINESS AND CREDIT RISK (Continued)

The Company provides credit in the normal course of business to customers located throughout California. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information. There were two customers for the three months ended March 31, 2021, and 2020, that comprised 30% and 26%, respectively, of the Company’s revenues. As of March 31, 2021, one of these customers had a balance due to the Company of $2,675,499. As of December 31, 2020, there were two customers that comprised 37% of the Company’s revenues, these customers had balances due the Company $4,053,718.

4.       INVENTORY

As of March 31, 2021, and December 31, 2020, inventory consists of the following:

	2021	2020
Raw Materials	$4,047,133	$4,109,434
Work-in-Process	3,141,151	1,793,094
Finished Goods	1,642,615	963,474
Total Inventory	$8,830,899	$6,866,002

5.       INVESTMENTS

The Company has various investments in entities in which it holds a significant but non-controlling influence through voting equity or through company representation on the entities board of directors. Accordingly, the Company was deemed to have significant influence resulting in equity method accounting.

As of March 31, 2021, activity related to investments consist of the following:

	LOB Group, Inc.	NRO Management, LLC	SoCal Hemp JV, LLC	ICANN, LLC	5042 Venice, LLC	Lompoc TIC, LLC	TOTAL
Fair Value as of December 31, 2020	$2,809,412	$2,336,713	$1,058,778	$2,045,309	$2,222,695	$228,961	$10,701,868
Additions	-	-	273,752	-	-	76,249	350,001
Distributions	-	-	-	-	(66,000)	-	(66,000)
Reclass of Investment for Acquisition	-	-	-	(2,045,309)	-	-	(2,045,309)
Income (Loss) on Equity Method Investments	8,020	640	(61,584)	-	60,204	(5,892)	1,388
Fair Value as of March 31, 2021	$2,817,432	$2,337,353	$1,270,946	$-	$2,216,899	$299,318	$8,941,948

During the three months ended March 31, 2021, the Company recorded net gains from equity method investments of $1,388. During the three months ended March 31, 2020, the Company recorded net losses from equity method investments of $19,197. These investments are recorded at the amount of the Company’s investment and as adjusted for the Company’s share of the investee’s income or loss, and dividends paid.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

6.       PROPERTY, PLANT AND EQUIPMENT

As of March 31, 2021, and December 31, 2020, property, plant and equipment consist of the following:

	2021	2020
Land	$9,069,379	$8,966,874
Buildings	11,220,540	11,211,573
Furniture and Fixtures	264,576	44,519
Leasehold Improvements	8,022,160	7,475,295
Equipment and Software	4,750,835	4,502,869
Construction in Progress	622,786	315,306
Total Property, Plant and Equipment	33,950,276	32,516,436
Less Accumulated Depreciation	(5,763,676)	(5,324,409)
Property, Plant and Equipment, Net	$28,186,600	$27,192,027

Depreciation expense for the three months ended March 31, 2021, and 2020, was $672,787 and $513,372, respectively.

7.       DISPOSITION OF SUBSIDARY

On March 3, 2021, the Company entered into an agreement to assign all of its membership interests in Field Investment Co., LLC, a subsidiary and its subsidiaries Field Taste Matters, Inc., ATES Enterprises, LLC, and Zero One Seven Management, LLC for de minimis consideration to an unrelated party. On the same day, the Company immediately divested itself of the subsidiary and recognized a loss on disposition of a subsidiary in the amount of $6,070,902.

The subsidiary disposed of does not qualify as a discontinued operation in accordance with ASC 205, "Discontinued Operations”.

The net assets of the subsidiary that was disposed of consists of the following:

ASSETS:
Accounts Receivable, Net	$21,067
Prepaid Expenses and Other Current Assets	411,219
Operating Lease Right-of-Use Assets, Net	976,417
Property, Plant and Equipment, Net	310,501
Intangible Assets, Net	3,727,500
Goodwill	2,095,918
Other Assets	95,419
TOTAL ASSETS	$7,638,041
LIABILITIES:
Accounts Payable and Accrued Liabilities	$473,500
Operating Lease Liabilities	1,051,588
Notes Payable	42,051
TOTAL LIABILITIES	$1,567,139
NET ASSETS DISPOSED	$6,070,902

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

8.       BUSINESS ACQUISITIONS

On January 1, 2021, the Company completed an acquisition of 100% of the equity interests of iCANN, LLC dba Farmacy Berkeley (“iCANN”) a licensed retail cannabis company located in Berkeley, California. Pursuant to the terms of the merger agreement between a subsidiary of the Company and iCANN, the following occurred: (i) the Company elected to convert earlier issued convertible notes with principal amount of $ 2,000,000 and accrued interest of $45,309 into equity interests of iCANN; (ii) the Company paid $400,000 in cash to four holders of iCANN equity interests: (iii) the Company issued 7,511,728 Class A Common shares to holders of iCANN equity interests; and (iv) $42,956 in cash to the remaining holders of iCANN equity interests. In addition, the Company granted 500,000 Class A Common Shares to various consultants as a finder’s fee. The Company recorded $225,000 in share-based compensation associated with the grant.

The purchase price allocations for the business acquisition, as set forth in the table below, reflect various preliminary fair value estimates and analyses that are subject to change within the measurement period as valuations are finalized. The primary areas of the preliminary purchase price allocations that are not yet finalized relate to the fair values of certain tangible assets, the valuation of intangible assets acquired and residual goodwill. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected. All the acquisitions noted below were accounted for in accordance with ASC 805, “Business Combinations”.

Preliminary allocation of purchase price of business acquisitions completed during the three months ended March 31, 2021, are as follows:

2021
Total Consideration
Cash	$442,956
Equity Investment Converted	2,045,309
Fair Value of Equity Issued	3,380,278
Total Consideration	$5,868,543

Net Assets Acquired (Liabilities Assumed)
Current Assets	$562,221
Operating Right-of-Use Asset	1,160,730
Property, Plant and Equipment	692,645
Deferred Tax Assets, Net	(209,466)
Current Liabilities Assumed	(922,745)
Long-Term Liabilities Assumed	(1,113,584)
Intangible Assets:
Intellectual Property	600,000
Dispensary License	2,900,000
Total Intangible Assets	3,500,000
Total Identifiable Net Assets Acquired (Net Liabilities Assumed)	3,669,801
Goodwill (1)	2,198,742
Total Net Assets Acquired	$5,868,543
Pro Forma Revenues (2)	n/a

(1)    Goodwill arising from acquisitions represent expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition. Generally, goodwill related to dispensaries acquired within a state adds to the footprint of the GH Group dispensaries within the state, giving the Company’s customers more access to the Company’s branded stores. Goodwill related to cultivation and wholesale acquisitions provide for lower costs and synergies of the Company’s growing and wholesale distribution methods which allow for overall lower costs.

(2)    As the acquisition was completed on January 1, 2020, no pro forma information is required.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

9.       INTANGIBLE ASSETS

As of March 31, 2021, and December 31, 2020, intangible assets consist of the following:

	2021	2020
Definite Lived Intangible Assets Intellectual Property	$790,000	$940,000
Total Definite Lived Intangible Assets	790,000	940,000
Less Accumulated Amortization	(90,167)	(201,000)
Definite Lived Intangible Assets, Net	699,833	739,000
Indefinite Lived Intangible Assets Cannabis Licenses	4,300,000	4,540,000
Total Indefinite Lived Intangible Assets	4,300,000	4,540,000
Total Intangible Assets, Net	$4,999,833	$5,279,000

For the three months ended March 31, 2021, and 2020, the Company recorded amortization expense related to intangible assets of $51,667 and $36,833, respectively.

The following is the future minimum amortization expense to be recognized for the years ended December 31:

December 31:
2021 (remaining)	$118,500
2022	158,000
2023	158,000
2024	145,333
2025	120,000
Total Future Amortization Expense	$699,833

10. GOODWILL

As of March 31, 2021, and December 31, 2020, goodwill was $4,918,823 and $4,815,999, respectively. See “Note 7 – Disposition of Subsidiary” and “Note 8 – Business Acquisitions” for further information.

Goodwill is assigned to the reporting unit, which is the operating segment level or one level below the operating segment. Goodwill arises when the purchase price for acquired businesses exceeds the fair value of tangible and intangible assets acquired less assumed liabilities. Goodwill is reviewed annually for impairment or more frequently if impairment indicators arise. The goodwill impairment test consists of one step comparing the fair value of a reporting unit with its carrying amount. The amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as a goodwill impairment loss. The Company conducts its annual goodwill impairment assessment as of the last day of the fiscal year.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As of March 31, 2021, and December 31, 2020, accounts payable and accrued liabilities consist of the following:

	2021	2020
Accounts Payable	$5,275,735	$2,583,910
Accrued Liabilities	1,766,130	1,082,980
Accrued Payroll and Related Liabilities	1,355,335	1,724,921
Sales Tax and Cannabis Taxes	1,203,767	1,178,904
Total Accounts Payable and Accrued Liabilities	$9,600,967	$6,570,715

The Company offers a customer loyalty rewards program that allows members to earn discounts on future purchases. Unused discounts earned by loyalty rewards program members are included in accrued liabilities and recorded as a sales discount at the time a qualifying purchase is made. The value of points accrued as of March 31, 2021, and December 31, 2020, was approximately $1,503,000 and $1,007,000, respectively. Currently, unused points do not expire in most cases.

12. DERIVATIVE LIBILITIES

During the three months ended March 31, 2021, and the year ended December 31, 2020, the Company issued convertible debt to third parties and related parties, see Note 14 and Note 15, respectively. Upon the analysis of the conversion feature of the convertible debt under ASC 815, the Company determined that the conversion features are to be accounted as derivative liabilities. The Company valued the conversion feature using the Binomial Lattice Model using the following level 3 inputs:

	2021	2020
Weighted-Average Risk Free Annual Rate	0.19%	0.82%
Weighted-Average Average Probability at Maturity	10.00%	0.31%
Weighted-Average Average Probability Before Maturity	75.00%	59.00%
Weighted-Average Average Probability at Change of Control	15.00%	33.00%
Weighted-Average Expected Annual Dividend Yield	0.0%	9.0%
Weighted-Average Expected Stock Price Volatility	78.2%	70.9%
Weighted-Average Expected Life in Years	0.43	2.28

A reconciliation of the beginning and ending balance of derivative liabilities and change in fair value of derivative liabilities as of March 31, 2021, and December 31, 2020, is as follows:

	2021	2020
Balance at Beginning of Period	$7,365,000	$-
Derivative Liability Incurred Upon Issuance of Convertible Debt	182,000	7,113,337
Change in Fair Value	(671,000)	251,663
Balance at End of Period	$6,876,000	$7,365,000

Derivative liabilities are included in current liabilities as the holders of the convertible notes can convert at any time.

13. LEASES

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and accrued obligations under operating lease (current and non-current) liabilities in the Unaudited Condensed Interim Consolidated Balance Sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are classified as a finance lease or an operating lease. The Company classifies a lease as an operating lease when it does not meet any criteria of a finance lease as set forth by ASC 842.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

13. LEASES (Continued)

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Most operating leases contain renewal options that provide for rent increases based on prevailing market conditions. The Company has lease extension terms at its properties that have either been extended or are reasonably certain to be extended. The terms used to calculate the lease liabilities and ROU assets for these properties include the renewal options that the Company is reasonably certain to exercise.

The Company leases land, buildings, equipment and other capital assets which it plans to use for corporate purposes and the production and sale of cannabis products. Leases with an initial term of 12 months or less are not recorded on the Unaudited Condensed Interim Consolidated Balance Sheets and are expensed in the Unaudited Condensed Interim Consolidated Statements of Operations on the straight-line basis over the lease term.

The below are the details of the lease cost and other disclosures regarding the Company’s leases for the three months ended March 31, 2021, and 2020:

	2021	2020
Operating Lease Cost	$186,664	$257,902
Short-Term Lease Costs	122,753	64,488
Total Lease Expenses	$309,417	$322,390
Cash Paid for Amounts Included in the Measurement of Lease Liabilities:
Operating Cash Flows from Operating Leases	$186,497	$190,323
Non-Cash Additions to Right-of-Use Assets and Lease Liabilities:
Recognition of Right-of-Use Assets for Operating Leases	$1,160,730	$1,182,942

The weighted-average remaining lease term and discount rate related to the Company’s operating lease liabilities as of March 31, 2021, were 7 years and 17.00%, respectively. The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its secured borrowing rate. ROU assets include any lease payments required to be made prior to commencement and exclude lease incentives. Both ROU assets and lease liabilities exclude variable payments not based on an index or rate, which are treated as period costs. The Company’s lease agreements do not contain significant residual value guarantees, restrictions or covenants. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Future minimum operating lease payments under non-cancelable operating leases as of March 31, 2021, is as follows:

December 31:	Third Parties	Related Parties	Total
2021 (remaining)	$180,000	$292,306	$472,306
2022	240,000	393,127	633,127
2023	240,000	396,783	636,783
2024	240,000	393,596	633,596
2025	240,000	320,004	560,004
Thereafter	1,220,000	1,200,015	2,420,015
Total Future Minimum Lease Payments	2,360,000	2,995,831	5,355,831
Less Imputed Interest	(1,210,490)	(1,430,420)	(2,640,910)
Total Amount Representing Present Value	1,149,510	1,565,411	2,714,921
Less Current Portion of Operating Lease Liabilities	(48,964)	(136,544)	(185,508)
Operating Lease Liabilities, Net of Current Portion	$1,100,546	$1,428,867	$2,529,413

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

13. LEASES (Continued)

The Company leases certain business facilities from related parties and third parties under non-cancellable operating lease agreements that specify minimum rentals. The operating leases require monthly payments ranging from $2,700 to $27,000 and expire through September 2028. Certain lease monthly payments may escalate up to 5.0% each year. In such cases, the variability in lease payments is included within the current and noncurrent operating lease liabilities.

14. NOTES PAYABLE

As of March 31, 2021, and December 31, 2020, notes payable consist of the following:

	2021		2020
Note payable maturing in June 2021, bearing interest at 7.00 percent per annum.	$173,216	(i)	343,435
Note payable maturing in December 2020, bearing interest at 8.00 percent per annum.	-	(ii)	212,821
Convertible notes payable maturing in February 2023, bearing interest at 8.00 percent per annum.	21,547,131	(iii)	20,790,514
Funds raised for Series A Preferred Stock financing. Recorded as debt bearing interest at 15.00 percent per annum prior to close of financing.	7,675,393	(iv)	-
Other - Vehicle Loans	125,947		44,931
Total Notes Payable	29,521,687		21,391,701
Less Unamortized Debt Issuance Costs and Loan Origination Fees	(5,142,097)		(5,421,622)
Net Amount	$24,379,590		$15,970,079
Less Current Portion of Notes Payable	(7,866,625)		(601,187)
Notes Payable, Net of Current Portion	$16,512,965		$15,368,892

(i)	During the year ended December 31, 2017, the Company issued debt to an unrelated third party for working capital needs in the amount of $2,000,000. The debt matures in June 2021 and bears interest at 7.00 percent per year. The balance As of March 31, 2021, and December 31, 2020, was $173,216 and $343,435, respectively.

(ii)	During the year ended December 31, 2019, the Company issued debt to an unrelated third party for working capital needs in the amount of $377,658. The debt matured in December 2020 and bears interest at 7.00 percent per year. The balance As of March 31, 2021, and December 31, 2020, was nil and $212,821, respectively.

(iii)	On January 8, 2020, the board of directors approved approximately $17,500,000 of private placement of Senior Convertible Notes. On January 4, 2021, the board of directors approved an increase of the Senior Convertible Notes offering to $22,599,844. The Senior Convertible Notes are automatically converted in the event of a Qualified Equity Financing (“QEF”) at the better of an 80% discount or a valuation cap of $250,000,000 or may be optionally converted at the election of the holder. The Senior Convertible Notes bear cash interest at a rate of 4.00 percent per year paid quarterly and generally accrue interest at a rate of 4.30 percent per year. The Senior Convertible Note holders were issued a security interest in the stock and membership interests held by the Company in its subsidiaries. As of March 31, 2021, and December 31, 2020, the balance due under these Senior Convertible Notes was $21,547,131 and $20,790,514, respectively. On June 29, 2021, all principal and accrued interest was converted to Series A Preferred Shares. See “Note 23 – Subsequent Events” for further information.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

14. NOTES PAYABLE (Continued)

(iv)	In March 2021, the Company began to raise Series A Preferred Stock Financing round of $12,000,000. The Preferred Stock will carry an annual 15.0 percent cumulative dividend in year 1. During March 2021, the Company raised $7,625,000 from unrelated third parties. Until the financing round closes, the amount raised as of March 31, 2021, was recorded as short-term debt. The balance as of March 31, 2021, was $7,675,393. On June 29, 2021, all principal and accrued interest was converted to Series A Preferred Shares. See “Note 23 – Subsequent Events” for further information.

Scheduled maturities of notes payable are as follows:

Principal
December 31:	Payments
2021 (remaining)	$7,866,625
2022	18,832
2023	21,562,506
2024	21,196
2025	22,486
Thereafter	30,042
Total Future Minimum Principal Payments	$29,521,687

15. NOTES PAYABLE – RELATED PARTIES

As of March 31, 2021, and December 31, 2020, notes payable from related parties consist of the following:

	2021		2020
Convertible notes payable maturing in February 2023, bearing interest at 8.00 percent per annum.	$2,088,331	(i)	$2,049,037
Convertible note payable maturing in March 2023, bearing interest at 6.00 percent per annum.	2,158,195	(ii)	2,189,264
Note payable maturing in February 2022, bearing interest at 15.00 percent per annum.	2,029,932	(iii)	-
Fund raised for Series A Preferred Stock financing. Recorded as debt bearing interest at 15.00 percent per annum prior to close of financing.	2,138,223	(iv)	-
Total Notes Payable - Related Parties	8,414,681		4,238,301
Less Unamortized Debt Issuance Costs and Loan Origination Fees	(498,368)		(534,335)
Net Amount	$7,916,313		$3,703,966
Less Current Portion of Notes Payable - Related Parties	(4,168,155)		-
Notes Payable, Net of Current Portion - Related Parties	$3,748,158		$3,703,966

(i)	On January 8, 2020, the board of directors approved approximately $17,500,000 of private placement of Senior Convertible Notes. On January 4, 2021, the board of directors approved an increase of the Senior Convertible Notes offering to $22,599,844. The Senior Convertible Notes are automatically converted in the event of a Qualified Equity Financing (“QEF”) at the better of an 80% discount or a valuation cap of $250,000,000 or may be optionally converted at the election of the holder. The Senior Convertible Notes bear cash interest at a rate of 4% per year paid quarterly and generally accrue interest at a rate of 4.3% per year. The Senior Convertible Note holders were issued a security interest in the stock and membership interests held by the Company in its subsidiaries. As of March 31, 2021 and December 31, 2020, the balance due under these Senior Convertible Notes from related parties was $2,088,331 and $2,049,037, respectively. On June 29, 2021, all principal and accrued interest was converted to Series A Preferred Shares. See “Note 23 – Subsequent Events” for further information.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

15. NOTES PAYABLE – RELATED PARTIES (Continued)

(ii)	During the year ended December 31, 2018, Magu Farm LLC issued approximately $9,925,000 in secured promissory notes convertible into equity interests in Magu Investment Fund (collectively, the “Magu Farm Convertible Notes”) to certain lenders who are affiliates of shareholders of the Company (collectively, the “Magu Farm Lenders,” and individually, a “Magu Farm Lender”)

On October 7, 2019, Magu Farm LLC and Magu Investment Fund notified each Magu Farm Lender of Magu Investment Fund’s intention to merge with and into the Company at the closing of the Roll-Up. Subsequent to such notification, effective as of October 7, 2019, each Magu Farm Lender other than Kings Bay Investment Company Ltd., a Cayman Islands company (“KBIC”), entered into a letter agreement pursuant to which such Magu Farm Lender, among other things, (a) converted its respective Magu Farm Convertible Note with an aggregate value of $8,000,000 into equity interests in Magu Investment Fund and (b) agreed to terminate both the Co-Lending Agreement and its respective security interest as defined in the agreement. All accrued and unpaid interest were paid prior to conversion. Effective March 1, 2020, KBIC assigned its balance of Magu Farm Convertible Notes (“Kings Bay Note”) to Kings Bay Capital Management Ltd., a Cayman Islands company (“KBCM”).

Effective as of April 10, 2020, KBCM and the Company entered into an Assignment, Novation and Note Modification Agreement and a Security Agreement, pursuant to which, among other things, (a) the Company assumed all of Magu Farm LLC’s rights, duties, liabilities and obligations under the Kings Bay Note, (b) the Kings Bay Note was modified, among other things, such that KBCM has the right to convert the Kings Bay Note into Class A Shares at the same conversion price accorded to the other Magu Farm Lenders, and (c) the obligations under the Kings Bay Note were secured by a pledge of the securities of the Company’s subsidiaries but expressly subordinated to the holders of the Senior Convertible Notes. As a result of the modification, the Company recorded a loss on extinguishment of debt due to modification for approximately $389,000 which is included as a component of other income, net in the accompanying Unaudited Condensed Interim Consolidated Statement of Operations. As of March 31, 2021 and December 31, 2020, the balance due to KBCM is $2,158,195 and $2,189,264, respectively. On June 29, 2021, all principal and accrued interest was converted to Class A Common Shares. See “Note 23 – Subsequent Events” for further information.

(iii)	In February 2021, the Company was issued $2,000,000 in promissory note from Beach Front Properties, LLC. The debt matures in February 2023 and bears interest at 15.00 percent per year. As of March 31, 2021 and December 31, 2020, the balance was $2,029,932 and nil, respectively. On June 29, 2021, all principal and accrued interest was converted to Series A Preferred Shares. See “Note 23 – Subsequent Events” for further information.

(iv)	In March 2021, the Company began to raise Series A Preferred Stock Financing round of $12,000,000. The Preferred Stock will carry an annual 15.00 percent cumulative dividend in year 1. During March 2021, the Company raised $2,125,000 from related parties. Until the financing round closes, the amount raised through March 31, 2021, was recorded as short-term debt. As of March 31, 2021, and December 31, 2020, the note payable balance was $2,138,223 and nil, respectively. On June 29, 2021, all principal and accrued interest was converted to Series A Preferred Shares. See “Note 23 – Subsequent Events” for further information.

Scheduled maturities of notes payable – related parties are as follows:

Principal
December 31:	Payments
2021 (remaining)	$2,138,223
2022	2,029,932
2023	4,246,526
Total Future Minimum Principal Payments	$8,414,681

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

16. SHAREHOLDERS’ AND MEMBERS’ EQUITY

Authorized

As of March 31, 2021, the authorized share capital of the Company is comprised of the following:

Class A Common Shares

The authorized total number of Class A Common Shares is 500,000,000. Holders of Class A Common Shares are entitled to notice of and to attend any meeting of the shareholders of the Company and are entitled to one vote in respect of each Class A Common Share held. Class A Shares have no dividend preference, senior or subordinated, to other class of shares. Upon a liquidation event, Class A Common shareholders are entitled to their pro-rata portion of total equity instruments then outstanding.

On January 31, 2020, pursuant to the “Agreement”, a Roll-up was consummated whereby the assets and liabilities of a combined group of companies were transferred into GH Group, Inc. whereby GH Group, Inc. now owns and controls the interest of all the entities previously combined. As a result of the Roll-Up, the Company issued to the investors of the combined entities 197,650,255 Class A Common Shares.

On February 11, 2020, the Company issued 10,318,807 Class A Common Shares valued at $3,095,642 related to an acquisition.

In February 2020, the Company repurchased 2,068,898 Class A Common Shares from an investor and issued as part of the Convertible Debt raise in February 2020, $1,750,000 convertible notes. The Shares repurchased were simultaneously cancelled.

On January 1, 2021, the Company issued 7,511,728 Class A Common Shares valued at $3,380,278 related to an acquisition, see “Note 8 – Business Acquisitions”. In addition, the Company issued an additional 500,000 Class A Common shares to brokers and consultants for the acquisition. These shares issued to brokers and consultants for the acquisition were recorded as share based compensation in the amount of $225,000.

Class B Common Shares

The authorized total number of Class B Common Shares is 33,000,000. Holders of Class B Common Shares are entitled to notice of and to attend any meeting of the shareholders of the Company and are entitled to fifty votes for of each Class B Common Share held. Class B Shares have no dividend preference, senior or subordinated, to other class of shares. Class B Common Shares are convertible at either the option of the holder or automatically upon certain events as defined in the articles of incorporation to shares of Class A Common Shares on a one-to-one basis. Upon a liquidation event, Class B Common shareholders are entitled to their pro-rata portion of total equity instruments then outstanding.

In January 2020, as part of the roll up and re-organization, the Company issued 32,295,270 class B Common Shares to related parties.

Preferred Shares

The authorized total number of Preferred Shares is 50,000,000. Holders of Preferred Shares are entitled to notice of and to attend any meeting of the shareholders of the Company and are not entitled to votes. Preferred Shares have no dividend preference, senior or subordinated, to other class of shares and are not convertible into other classes of shares. Upon a liquidation event, Preferred shareholders are entitled to their pro-rata portion of total equity instruments then outstanding.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

17. SHARE-BASED COMPENSATION

The Company has an equity incentive plan (the “Incentive Plan”) under which the Company may issue various types of equity instruments or instruments that track to equity, more particularly the Company’s Class A Common stock, to any employee, officer, consultants or director. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, stock appreciation rights, restricted stock and or other awards (together, “Awards”). Share-based compensation expenses are recorded as a component of general and administrative to the extent that the Company has not appointed a Compensation Committee. All rights and obligations under the Incentive Plan shall be those of the full Board of Directors. The maximum number of Awards that may be issued under the Incentive Plan shall be 63,753,020. If an Award expires, becomes unexercisable, or is cancelled, forfeited or otherwise terminated without having been exercised or settled in full, as the case may be, the shares allocable to the unexercised portion of the Award shall again become available for future grant or sale under this Incentive Plan (unless this Plan has terminated). Shares that have been issued under this plan shall not be returned to this Incentive Plan. However, the following shares shall again become available for future grant under this Incentive Plan: (i) any shares that are reacquired by the Company pursuant to any forfeiture provision, right of repurchase or redemption; and (ii) any shares that are retained by the Company upon the exercise of or purchase of shares under an Award in order to satisfy the exercise price or purchase price for the Award or to satisfy any withholding taxes due with respect to such exercise or purchase. Vesting of Awards will be determined by the Compensation Committee or Board of Directors in absence of one. The exercise price for Awards (if applicable) will generally not be less than the fair market value of the Award at the time of grant and will generally expire after 5 years.

Stock Options

A reconciliation of the beginning and ending balance of stock options outstanding is as follows:

		Weighted-
	Number of	Average
	Stock Options	Exercise Price
Balance as of December 31, 2020	48,403,624	$0.22
Granted	14,974,612	$0.30
Forfeited	(120,000)	$0.30
Balance as of March 31, 2021	63,258,236	$0.24

The following table summarizes the stock options that remain outstanding as of March 31, 2021:

	Exercise		Stock Options	Stock Options
Security Issuable	Price	Expiration Date	Outstanding	Exercisable
Class A Common Shares	$0.22	September 2029	43,706,838	24,748,993
Class A Common Shares	$0.30	April 2030	4,696,786	-
Class A Common Shares	$0.30	January 2031	14,854,612	660,006
			63,258,236	25,408,999

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

17. SHARE-BASED COMPENSATION (Continued)

Stock Options (Continued)

For the three months ended March 31, 2021, and year ended December 31, 2020, the fair value of stock options granted with a fixed exercise price was determined using the Black-Scholes option-pricing model with the following assumptions at the time of grant:

	2021	2020
Weighted-Average Risk-Free Annual Interest Rate	0.29%	0.31%
Weighted-Average Expected Annual Dividend Yield	0.0%	0.0%
Weighted-Average Expected Stock Price Volatility	84.6%	85.3%
Weighted-Average Expected Life in Years	4.00	4.00
Weighted-Average Estimated Forfeiture Rate	0.0%	0.0%

Stock price volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly traded cannabis companies. The expected life represents the period of time that stock options granted are expected to be outstanding. The risk-free rate was based on United States Treasury zero coupon bond with a remaining term equal to the expected life of the options.

During the three months ended March 31, 2021, and year ended December 31, 2020, the weighted-average fair value of stock options granted was $0.31 and $0.18, respectively, per option. As of March 31, 2021, and December 31, 2020, stock options outstanding have a weighted-average remaining contractual life of 8.8.

For the three months ended March 31, 2021, and 2020, the Company recognized $1,381,462 and $556,692, respectively, in share-based compensation expense related to these stock options.

As of March 31, 2021, and December 31, 2020, there were approximately $6,705,000 and $3,553,000 in unrecognized share-based compensation cost, respectively.

Warrants

A reconciliation of the beginning and ending balance of warrants outstanding is as follows:

		Weighted-
	Number of	Average
	Warrants	Exercise Price
Balance as of December 31, 2020	1,968,300	$0.16
Balance as of March 31, 2021	1,968,300	$0.16

The following table summarizes the warrants that remain outstanding as of March 31, 2021:

	Exercise		Warrants	Warrants
Security Issuable	Price	Expiration Date	Outstanding	Exercisable
Class A Common Shares	$0.16	July 2023	1,968,300	1,968,300
			1,968,300	1,968,300

There were no warrants issued during the three months ended March 31, 2021. As of March 31, 2021, and December 31, 2020, warrants outstanding have a weighted-average remaining contractual life of 2.3 and 2.6 years, respectively. On June 29, 2021, all warrants were converted to Class A Common Shares. See “Note 23 – Subsequent Events” for further information.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

18. PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

Provision for income taxes consists of the following for the three months ended March 31, 2021, and 2020:

	2021	2020
Current:
Federal	$1,399,386	$292,096
State	434,412	55,727
Total Current	1,833,798	347,823
Deferred:
Federal	(44,805)	150,846
State	(12,992)	67,924
Total Deferred	(57,797)	218,770
Total Provision for Income Taxes	$1,776,001	$566,593

We have used a discrete effective tax rate method to calculate taxes for the three months ended March 31, 2021, and 2020. We determined that since small changes in estimated ordinary income would result in significant changes in the estimated annual effective tax rate, the historical method would not provide a reliable estimate for the three months ended March 31, 2021, and 2020.

As of March 31, 2021, and December 31, 2020, the components of deferred tax assets and liabilities were as follows:

	2021	2020
Deferred Tax Assets:
State taxes	$-	$6,130
Allowance for doubtful accounts	55,967	13,992
Deferred rent	25,822	25,995
Non-qualified stock options	572,999	572,999
Operating losses	8,768,704	5,937,406
Total Deferred Tax Assets	9,423,492	6,556,522
Valuation Allowance	(9,341,703)	(6,510,405)
Net Deferred Tax Assets	$81,789	$46,117

Deferred Tax Liabilities:
Property, Plant & Equipment	$1,251,599	$1,273,724
Basis in subsidiary entity	192,976	192,976
Total Deferred Tax Liabilities	1,444,575	1,466,700
Net Deferred Tax Liabilities	$1,362,786	$1,420,583

The reconciliation between the effective tax rate on income and the statutory tax rate for the three months ended March 31, 2021, and 2020, is as follows:

	2021	2020
Income tax benefit at federal rate	$(1,057,383)	$(741,390)
State taxes and fees	434,412	56,526
IRS Section 280E disallowance	404,860	154,759
Uncertain tax position	120,851	62,107
Change in valuation allowance	2,008,086	1,183,516
Interest on convertible debt	56,891	23,000
Other permanent differences	(191,716)	(171,925)
Reported Income Tax Expense	$1,776,001	$566,593

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

18. PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES (Continued)

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E (“Section 280E”) for U.S. federal income tax purposes under which the Company is only allowed to deduct expenses directly related to the sales of product. This results in permanent differences between ordinary and necessary business expenses deemed nonallowable under Section 280E, and the Company deducts all operating expenses on its state tax returns.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the three months ended March 31, 2021, and year ended December 31, 2020, is as follows:

	2021	2020
Balance at Beginning of Period	$849,358	$543,243
IRS Section 280E Positions Acquired	178,712	-
IRS Section 280E Positions	120,851	306,115
Balance at End of Period	$1,148,921	$849,358

The Company has determined that the tax impact of its corporate overhead allocation was not more likely than not to be sustained on the merits as required under ASC 740 due to the evolving interpretations of Section 280E. As a result, the Company included in the balance of total unrecognized tax benefits as of March 31, 2021, and December 31, 2020, potential benefits of $1,148,921 and $849,358, respectively, that if recognized would impact the effective tax rate on income from continuing operations. Unrecognized tax benefits that reduce a net operating loss, similar to tax loss or tax credit carryforwards, are presented as a reduction to deferred income taxes.

The Company’s evaluation of tax positions was performed for those tax years which remain open to for audit. The Company may from time to time be assessed interest or penalties by the taxing authorities, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company is assessed for interest and/or penalties, such amounts will be classified as income tax expense in the financial statements.

As of March 31, 2021, and December 31, 2020, the federal tax returns since 2017 and state tax returns since 2016 are still subject to adjustment upon audit. No tax returns are currently being examined by any taxing authorities. While it is reasonably possible that certain portions of the unrecognized tax benefit may change from a lapse in applicable statute of limitations, it is not possible to reasonably estimate the effect of any amount of such a change to previously recorded uncertain tax positions in the next 12 months.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

19. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulations as of March 31, 2021, and December 31, 2020, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

Royalty

Effective as of May 9, 2019, Sweet & Salty, Inc., a California corporation (“Lender”) and GH Brands LLC, a California limited liability company (“GH Brands”) entered into the License and Services Agreement, pursuant to which Lender granted to GH Brands an exclusive, transferable, sublicensable, right and license to use, exploit and incorporate the name, nicknames, initials, signature, voice, image, likeness, and photographic or graphic representations of likeness, statements and biography of the artist Annabella Avery Thorne professionally known as Bella Thorne for all purposes relating to or in connection with the development, quality control, cultivation, extraction, manufacture, production, branding, testing, advertising, marketing, promotion, commercialization, packaging, distribution, exploitation and/or sale of the products of GH Brands and its affiliates. The term of License and Service Agreement is 3 years, with the right to renew upon 60-days prior notice for additional 2-year term. Royalty fees for Bella boxes are 10% for the 1st year and 12% for 2- 5 years. Royalty fees for flower products and accessories are 6% for the 1st year, 7% for the 2nd year and 8% for 3-5 years. Minimum guarantee fees are recoupable against royalties for an initial term of $1,000,000 ($50,000 initial payment, $ 200,000 for the 1st year, $375,000 for the 2nd year and $375,000 for the 3rd year). For a renewal term, the minimum guarantee fee is $1,500,000 ($750,000 for the 4th year, $750,000 for the 5 th year). During the three months ended March 31, 2021, and 2020, the Company recognized expenses related to these royalties in the amount of $93,750, and $62,500, respectively. As of March 31, 2021, and December 31, 2020, the Company has $93,750 and no amounts, respectively, due under this royalty agreement.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2021, and December 31, 2020, there were no pending or threatening lawsuits that could be reasonably assessed to have resulted in a probable loss to the Company in an amount that can be reasonably estimated. As such, no accrual has been made in the unaudited condensed interim consolidated financial statements relating to claims and litigations. As of March 31, 2021, and December 31, 2020, there are also no proceedings in which any of the Company’s directors, officers or affiliates is an adverse party to the Company or has a material interest adverse to the Company’s interest.

20. RELATED PARTY TRANSACTIONS

Incubation Services

Effective January 1, 2019, Glass House and Magu Capital LLC, a California limited liability company (“Magu Capital”), entered into a Services and Incubation Agreement, pursuant to which Magu Capital agreed to perform certain advisory and business “incubation” services for Glass House (and incur certain fees and expenses on behalf of Glass House as part of and as performance for such services) in consideration of Glass House’s agreement to issue to Magu Capital, upon a date certain following the closing of the Roll-Up as reasonably determined by the board of directors of Glass House, a warrant to purchase a fixed number of Class A Shares at an agreed upon strike price and no later than three years following the grant date.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

20. RELATED PARTY TRANSACTIONS (Continued)

Issuance of Class B Common Shares for Management Services

In January 2020, as part of the roll up and re-organization, the Company: (a) issued to APP Investment Advisors LLC, a California limited liability company (“APP Investment Advisors”), an affiliate of certain significant shareholders, 9,047,226 shares of Class B common shares of Glass House (“Class B Shares”), in exchange for certain management services rendered by APP Investment Advisors for AP Investment Fund; and (b) issued to Magu Capital, an affiliate of certain significant shareholders, 23,248,044 Class B Shares, in exchange for certain management services rendered by Magu Capital for CA Brand Collective, Magu Investment Fund and MG Padaro Fund.

Asset Management Fees – Related Party

The Company has an agreement with certain related parties to provide asset management services when necessary. Fees are paid quarterly. For the three months ended March 31, 2021, and 2020, the Company did not incur such asset management fees.

21. SEGMENTED INFORMATION

The Company currently operates in one segment, the production and sale of cannabis products, which is how the Company’s Chief Operating Decision Maker manages the business and makes operating decisions. All the Company’s operations are in the United States of America in the State of California. Intercompany sales and transactions are eliminated in consolidation.

22. REVENUES, NET

Revenues are disaggregated as follows for the three months ended March 31, 2021, and 2020:

	2021	2020
Retail	$4,982,885	$3,342,315
Wholesale	10,257,396	3,107,012
Revenues, Net	$15,240,281	$6,449,327

23. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 9, 2021, which is the date these Unaudited Condensed Interim Consolidated Financial Statements were issued and has concluded that the following subsequent events have occurred that would require recognition in the Unaudited Condensed Interim Consolidated Financial Statements or disclosure in the notes to the Unaudited Condensed Interim Consolidated Financial Statements.

Acquisition Agreement – Mercer Park Brand Acquisition Co.

On December 29, 2020, the Company and Mercer Park Brand Acquisition Corporation (“Mercer Park”), an Ontario special purpose acquisition corporation traded on the NEO exchange in Canada, entered into a letter of intent (“LOI”) whereby Mercer Park would acquire all of the equity interests by merger of the Company for $325,000,000 in Mercer Park shares at $10.00 per share. At the close of the proposed merger: (i) Mercer Park is required to possess $185,000,000 in cash net of all closing and other expenses; (ii) the founders of the Company would possess the majority of voting rights; (iii) Mercer Park would designate one board director, Glass House would designate four directors and an additional two will be neutral and chosen by mutual agreement. Further, of the 10,889,750 founders shares of Mercer Park, 25% will be earned only if the share price exceeds certain thresholds and for any earned Glass House Group shareholders will receive 1.5 times such number of shares; an additional 25% will be earned based on outcomes of capital raising activities, if required, or if the share price exceeds certain further thresholds. On April 8, 2021, a series of definitive agreements were entered into containing the terms outlined above. Subsequently, on June 29, 2021, the transaction was complete.

GH GROUP, INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

23. SUBSEQUENT EVENTS (Continued)

Proposed Transaction

GH Group has executed an agreement with Element 7, LLC (“Element 7”) whereby GH Group has the right, subject to satisfactory completion of due diligence and other conditions, to acquire entities which are in the process of applying for up to 17 local retail cannabis licenses in California. A subsidiary of GH Group will have the right to acquire membership interests of Element 7 entities, by way of merger, in exchange for shares of Mercer Park, with shares issued at $10.00 per share. This could result in the issuance of up to 2,400,000 shares in the amount up to $24 million.

Series A Preferred Stock

On June 29, 2021, the Company completed a Preferred Stock offering exchanging both principal and interest accrued to participating investors and issued both Company Preferred Stock and warrants. The completion of the Preferred Stock offering triggered the conversion of all of the Company’s outstanding Convertible Promissory Notes. The completion of this transaction eliminated over $35,500,000 of debt described above. The warrants issued, upon the closing of the Mercer Park transaction, would be exchanged at a rate that provide for one Mercer Park warrant for each $10 of Preferred Stock issued and having an exercise price of $10.

MERCER PARK BRAND ACQUISITION CORP.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020

AND

APRIL 16, 2019 (DATE OF INCORPORATION)

TO DECEMBER 31, 2019

(EXPRESSED IN UNITED STATES DOLLARS)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Mercer Park Brand Acquisition Corp.

Opinion

We have audited the accompanying balance sheets of Mercer Park Brand Acquisition Corp. (“the Corporation”) as of December 31, 2020 and 2019 and the related statements of operations and comprehensive income, shareholders’ deficiency, and cash flows for the year ended December 31, 2020 and the period from April 16, 2019 (date of incorporation) to December 31, 2019, and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended December 31, 2020 and the period from April 16, 2019 (date of incorporation) to December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Corporation will continue as a going concern. As discussed in Note 1 to the financial statements, the Corporation is dependent on the continued support of its Sponsor and/or the completion of the Qualifying Transaction within the permitted timeline, that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Framework

The Corporation has elected to change its accounting framework from International Financial Reporting Standards as issued by the International Accounting Standards Board to accounting principles generally accepted in the United States of America for the year ended December 31, 2020 and the period from April 16, 2019 (date of incorporation) to December 31, 2019.

Basis for Opinion

These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the Corporation’s financial statements based on our audits. We are a public accounting firm registered with the Public Corporation Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Corporation’s auditor since 2019.

Toronto, Canada

March 29, 2021

Mercer Park Brand Acquisition Corp.

Balance Sheets

(Expressed in United Stated Dollars)

As at December 31,	2020	2019
ASSETS

Current
Cash	$2,095,023	$4,127,262
Income tax recoverable	1,209,852	-
Prepaid expenses	-	140,869
	3,304,875	4,268,131

Marketable securities held in a escrow account (note 5)	407,537,056	405,796,047
Deferred tax asset (note 14)	598,435	713,425
Total assets	$411,440,366	$410,777,603

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current	$396,779	$144,757
Accounts payable and accrued liabilities
Income tax payable (note 14)	-	713,425
Due to related parties (note 12)	349,034	172,214
	745,813	1,030,396
Deferred underwriters' commission (note 9)	16,100,000	16,100,000
Total liabilities	16,845,813	17,130,396

Commitments and contingencies
Class A Restricted Voting Shares subject to redemption, 40,250,000 shares (at a redemption value of $10.00 per share) (note 6)	402,500,000	402,500,000

Shareholders' deficiency	-	-
Class B shares, unlimited authorized, 10,198,751 issued (note 8(a))
Additional paid-in-capital	(11,684,284)	(11,684,284)
Retained earnings	3,778,837	2,831,491
Total shareholders' deficiency	(7,905,447)	(8,852,793)
Total liabilities and shareholders' deficiency	$411,440,366	$410,777,603

The accompanying notes are an integral part of these financial statements.

Description of organization and business operations and going concern (note 1)

Subsequent event (note 15)

Approved on behalf of the Board:

"Jonathan Sandelman", Director

"Charles Miles", Director

Mercer Park Brand Acquisition Corp.

Statements of Operations and Comprehensive Income

(Expressed in United States Dollars)

		From April 16,
		2019
		(Date of
		Incorporation)
	Year Ended	to
	December 31	December 31,
	2020	2019
Income
Interest income	$1,742,747	$3,296,977

Expenses
General and administrative (note 11)	702,259	381,137
Travel	50,000	85,000
Foreign exchange loss (gain)	43,142	(651)
	795,401	465,486
Net income before income taxes	947,346	2,831,491

Income taxes (note 14)
Current tax (recovery) expense	(114,990)	713,425
Deferred tax expense (recovery)	114,990	(713,425)
	-	-
Net income and comprehensive income for the year/period	$947,346	$2,831,491

Basic and diluted net income per Class B share	$0.09	$0.31
Weighted average number of Class B Shares outstanding (basic and diluted)	10,198,751	9,253,693

The accompanying notes are an integral part of these financial statements.

Mercer Park Brand Acquisition Corp.

Statements of Cash Flows

(Expressed in United States Dollars)

		From April 16,
		2019
		(Date of
		Incorporation)
	Year Ended	to
	December 31	December 31,
	2020	2019
Operating activities
Net income for the year/period Items not affecting cash:	$947,346	$2,831,491
Deferred tax	114,990	(713,425)
Changes in non-cash working capital items:
Prepaid expenses	140,869	(140,869)
Accounts payable and accrued liabilities	252,022	144,757
Due to related parties	176,820	172,214
Income tax payable/(recoverable)	(1,923,277)	713,425
Net cash (used in) provided by operating activities	(291,230)	3,007,593

Investing activity
Investment in marketable securities held in a escrow account, net	(1,741,009)	(405,796,047)
Net cash used in investing activity	(1,741,009)	(405,796,047)

Financing activities
Proceeds from issuance of Class B Shares to Founders (note 8(a))	-	25,010
Proceeds from issuance of Class B Units (note 8(a))	-	1,090,000
Proceeds from issuance of Warrants to Founders (note 7)	-	9,810,000
Proceeds from issuance of Class A Restricted Voting Units (note 6)	-	402,500,000
Transaction costs (note 9)	-	(6,509,294)
Net cash provided by financing activities	-	406,915,716

Net change in cash during the year/period	(2,032,239)	4,127,262
Balance, beginning of year/period	4,127,262	-
Balance, end of year/period	$2,095,023	$4,127,262

Supplementary information
Income taxes paid	$1,808,297	$-
Interest received in cash	1,742,747	2,506,813

The accompanying notes are an integral part of these financial statements.

Mercer Park Brand Acquisition Corp.

Statement of Changes in Shareholders' Deficiency

(Expressed in United States Dollars)

						Total
	Class B shares		Additional Paid-in capital			Shareholder's
	Number	Amount	Number	Amount	Retained Earnings	Deficiency
From commencement of operations on April 16, 2019	-	$-	-	$-	$-	$-
Issuance of Class B Shares in connection with organization of the Corporation (note 8(a))	1	-	-	10	-	10
Issuance of Class B Shares to Founders (note 1 and note 8(a))	10,089,750	-	-	25,000	-	25,000
Issuance of Warrants to Founders	-	-	9,810,000	9,810,000	-	9,810,000
Issuance of Class B Units to Sponsor (note 1 and note 8(a)) (share portion)	109,000	-	-	1,056,210	-	1,056,210
Issuance of Class B Units to Sponsor (note 1 and note 8(a)) (Warrant portion)	-	-	54,500	33,790	-	33,790
Issuance of Class A Restricted Voting Units pursuant to the Offering (note 6) (share portion)	-	-	40,250,000	390,022,500	-	390,022,500
Issuance of Class A Restricted Voting Units pursuant to the Offering (note 6) (Warrant portion)	-	-	20,125,000	12,477,500	-	12,477,500
Class A Restricted Voting Shares subject to possible redemption; 40,250,000 Shares at a redemption value of $10 per share	-	-	(40,250,000)	(402,500,000)	-	(402,500,000)
Transaction costs (note 9)		-	-	(22,609,294)	-	(22,609,294)
Net income and comprehensive income for the period	-		-	-	2,831,491	2,831,491
Balance, December 31, 2019	10,198,751	-	29,989,500	(11,684,284)	2,831,491	(8,852,793)
Net income and comprehensive income for the year	-		-	-	947,346	947,346
Balance, December 31, 2020	10,198,751	$-	29,989,500	$(11,684,284)	$3,778,837	$(7,905,447)

The accompanying notes are an integral part of these financial statements.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019
(Expressed in United States Dollars)

1.            Description of organization and business operations and going concern

Mercer Park Brand Acquisition Corp. (the “Corporation”) is a corporation which was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a “Qualifying Transaction”). The Corporation’s business activities are carried out in a single business segment.

The Corporation was incorporated on April 16, 2019 under the Business Corporations Act (British Columbia), commenced operations on April 16, 2019. The head office of the Sponsor (as defined below) is located at 590 Madison Avenue, 26th Floor, New York, New York, 10022.

The Corporation's ability to continue as a going concern is dependent on the continued support of its Sponsor, Mercer Park CB II, L.P. and/or upon the completion of the Qualifying Transaction within the permitted timeline which is prior to May 13, 2021. There can be no assurance that we will be successful in completing our Qualifying Transaction. Under the NEO rules, the Corporation is able to borrow funds from the Sponsor (see Note 10). In the event our Qualifying Transaction does not occur the escrowed cash will be returned to the Class A restricted voting shareholders and the Sponsor will have no recourse against the escrowed cash.

These uncertainties cast significant doubt upon the Corporation's ability to continue as a going concern and the ultimate appropriateness of using accounting principles applicable to a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Corporation be unable to continue as a going concern. If the Corporation is not able to continue as a going concern, the Corporation may be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these financial statements. These differences could be material.

On May 13, 2019, the Corporation completed its initial public offering (the “Offering”) of 40,250,000 Class A Restricted Voting Units (including 5,250,000 Class A Restricted Voting Units issued pursuant to the exercise in full of the over-allotment option) at $10.00 per Class A Restricted Voting Unit. Each Class A Restricted Voting Unit consisted of one Class A restricted voting share (“Class A Restricted Voting Share”) of the Corporation and one-half of a share purchase warrant (each, a “Warrant”). In accordance with the Corporation's articles, each Class A Restricted Voting Share, unless previously redeemed, will be automatically converted into one Subordinate Voting Share following the closing of a Qualifying Transaction. All Warrants will become exercisable at a price of $11.50 per share, commencing 65 days after the completion of a Qualifying Transaction, and will expire on the day that is five years after the completion of a Qualifying Transaction or may expire earlier if a Qualifying Transaction does not occur within the permitted timeline of 21 months (“Permitted Timeline”) (subject to extension, as further described herein) from the closing of the Offering or if the expiry date is accelerated. Each Whole Warrant is exercisable to purchase one Class A Restricted Voting Share (which, following the closing of the Qualifying Transaction, would become one Subordinate Voting Share).

In connection with the Offering, the Corporation granted the underwriter a 30-day non-transferable option to purchase up to an additional 5,250,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit, to cover over-allotments, if any, and for market stabilization purposes. The over-allotment option was exercised prior to the close of the IPO. As a result of the exercise of the over-allotment option, Mercer Park CB II, L.P. (the “Sponsor”), a limited partnership formed under the laws of the State of Delaware, indirectly controlled by Mercer Park, L.P., a privately-held family office based in New York, New York and Charles Miles and Sean Goodrich (or persons or companies controlled by them) (collectively with the Sponsor, the “Founders”), own an aggregate of 10,089,750 Class B Shares, including 109,000 Class B Units and 9,810,000 Founders’ Warrants.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019
(Expressed in United States Dollars)

1.            Description of organization and business operations (continued)

Concurrent with the completion of the Offering, the Founders purchased an aggregate of 10,089,750 Class B Shares ("Founders' Shares"), consisting of 10,069,750 Class B Shares purchased by the Sponsor, 10,000 Class B Shares purchased by Charles Miles, and 10,000 Class B Shares purchased by Sean Goodrich. In addition, the Sponsor purchased an aggregate of 9,810,000 Warrants (“Founders’ Warrants”) at $1.00 per Founders’ Warrant and purchased 109,000 Class B Units.

Upon closing of the Qualifying Transaction, the Class B Shares will, in accordance with the Corporation's articles, convert on a 100-for-1 basis into Multiple Voting Shares.

Each Class A Restricted Voting Unit commenced trading on May 13, 2019 on the Neo Exchange Inc. (the “Exchange”) under the symbol “BRND.U”, and separated into Class A Restricted Voting Shares and Warrants on June 24, 2019, which trade under the symbols “BRND.A.U”, and “BRND.WT", respectively. The Class B Shares issued to the Founders will not be listed prior to the completion of the Qualifying Transaction.

The proceeds of $402,500,000 from the Offering are held by Odyssey Trust Company, as Escrow Agent, in an escrow account (the “Escrow Account”) at a Canadian chartered bank or subsidiary thereof, in accordance with the escrow agreement. Subject to applicable law and payment of certain taxes, permitted redemptions and certain expenses, as further described herein, none of the funds held in the Escrow Account will be released to the Corporation prior to the closing of a Qualifying Transaction. The escrowed funds will be held to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a Qualifying Transaction or an extension to the Permitted Timeline or up to 36 months with shareholder approval from the holders of Class A Restricted Shares and the Corporation’s board of directors, or in the event a Qualifying Transaction does not occur within the Permitted Timeline), (ii) fund a Qualifying Transaction with the net proceeds following payment of any such redemptions and deferred underwriting commissions, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds will also be used to pay the deferred underwriting commissions in the amount of $16,100,000, 75% of which will be payable by the Corporation to the underwriter only upon the closing of a Qualifying Transaction (subject to availability, failing which any short fall would be required to be made up from other sources and the remaining 25% of which (or, if a lesser amount, the balance of the non-redeemed shares' portion of the Escrow Account, less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) will be payable by the Corporation as it sees fit, including for payment to other agents or advisors who have assisted with or participated in the sourcing, diligence and completion of its Qualifying Transaction).

In connection with consummating a Qualifying Transaction, the Corporation will require approval by a majority of the directors unrelated to the Qualifying Transaction. In connection with the Qualifying Transaction, holders of Class A Restricted Voting Shares will be given the opportunity to elect to redeem all or a portion of their Class A Restricted Voting Shares at a per share price, payable in cash, equal to the pro-rata portion per Class A Restricted Voting Share of: (A) the escrowed funds available in the Escrow Account at the time immediately prior to the redemption deposit timeline), including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account and (ii) actual and expected direct expenses related to the redemption, each as reasonably determined by the Corporation, subject to certain limitations. Each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or any other person with whom such holder or affiliate is acting jointly or in concert, will be subject to a redemption limitation of an aggregate 15% of the number of Class A Restricted Voting Shares issued and outstanding. Class B Shares will not be redeemable in connection with a Qualifying Transaction or an extension to the Permitted Timeline and holders of Class B Shares shall not be entitled to access the Escrow Account should a Qualifying Transaction not occur within the Permitted Timeline.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019
(Expressed in United States Dollars)

1.            Description of organization and business operations (continued)

If the Corporation is unable to complete its Qualifying Transaction within the Permitted Timeline (or within an extension of the Permitted Timeline), the Corporation will be required to redeem each of the Class A Restricted Voting Shares. In such case, each holder of a Class A Restricted Voting Share will receive for an amount, payable in cash, equal to the pro-rata portion per Class A Restricted Voting Share of: (A) the Escrow Account, including any interest and other amounts earned; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of $50,000 of interest and other amounts earned to pay actual and expected expenses related to the dissolution and certain other related costs as reasonably determined by the Corporation. The underwriter will have no right to the deferred underwriting commissions held in the Escrow Account in such circumstances.

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. It is uncertain what impact this volatility and weakness will have on the Corporation’s securities held at fair value and short term investments. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Corporation in future periods.

2.            Summary of significant accounting policies

The significant accounting policies adopted by the Corporation in the preparation of its financial statements are set out below.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules of the Securities and Exchange Commission (“SEC”).

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Corporation considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Corporation did not have any cash equivalents as of December 31, 2020 and 2019.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019
(Expressed in United States Dollars)

2.            Summary of significant accounting policies (continued)

Cash held in escrow

At December 31, 2020, the Corporation had $nil (December 31, 2019 - $140,869) in an escrow account maintained by the Corporation’s former legal counsel (the “Escrowed Amount”). The Escrowed Amount was being held in a non-interest bearing account and was under the Corporation’s full control.

Marketable securities held in Escrow Account

At December 31, 2020 and 2019, the assets held in the Escrow Account were substantially held in U.S. Treasury Bills.

Common stock subject to possible redemption

The Corporation accounts for its Class A Restricted Voting Shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Shares subject to mandatory redemption are classified as a liability instrument and is measured at fair value. Conditionally redeemable shares (including shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Corporation’s control) is classified as temporary equity. At all other times, shares are classified as shareholders’ equity. The Corporation’s Class A Restricted Voting Shares features certain redemption rights that are considered to be outside of the Corporation’s control and subject to occurrence of uncertain future events. Accordingly, Class A Restricted Voting Shares subject to possible redemption is presented at redemption value as temporary equity, outside of the shareholders’ deficiency section of the Corporation’s consolidated balance sheets.

Income Taxes

The Corporation complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Corporation recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2020 and 2019, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Corporation is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

Net Income (Loss) Per Share

The Corporation complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share.” Net income per share is computed by dividing net income by the weighted average number of Class B Shares outstanding during the period. At December 31, 2020 and 2019, the Corporation did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into Class B Shares and then share in the income of the Corporation. As a result, diluted income per share is the same as basic income per share for the periods presented.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019
(Expressed in United States Dollars)

2.            Summary of significant accounting policies (continued)

Concentration of credit risk

Financial instruments that potentially subject the Corporation to concentration of credit risk consist of cash accounts in a financial institution, which, at times may exceed the Canada Deposit Insurance Corporation coverage of $100,000. At December 31, 2020 and 2019, the Corporation had not experienced losses on these accounts and management believes the Corporation is not exposed to significant risks on such accounts.

Fair value of financial instruments

The fair value of the Corporation’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Recently issued accounting standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Corporation’s financial statements.

3.            Critical accounting judgments, estimates and assumptions

The preparation of these financial statements requires the Corporation to make judgments in applying its accounting policies and estimates and assumptions about the future. These judgments, estimates and assumptions affect the Corporation’s reported amounts of assets, liabilities, and items in net income or loss, and the related disclosure of contingent assets and liabilities, if any. The Corporation evaluates its estimates on an ongoing basis. Such estimates are based on various assumptions that the Corporation believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amounts of items in net income or loss that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following discusses the most significant accounting judgments, estimates and assumptions that the Corporation has made in the preparation of its December 31, 2020 and 2019 financial statements.

Warrant Valuation

Pursuant to the Offering, the Corporation issued Warrants. Estimating the fair value of warrants requires determining the most appropriate valuation model that is dependent on the terms and conditions of the warrant. The Corporation applies an option-pricing model to measure the fair value of the Warrants issued. Application of the option-pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the warrant. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net income or loss.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019
(Expressed in United States Dollars)

3.            Critical accounting judgments, estimates and assumptions (continued)

Income Tax

The determination of the Corporation’s income taxes and other tax assets and liabilities requires interpretation of complex laws and regulations. Judgment is required in determining whether deferred income tax assets should be recognized on the balance sheet. Deferred income tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Corporation will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing laws in each applicable jurisdiction. Future taxable income is also significantly dependent upon the Corporation completing a Qualifying Acquisition, the underlying structure of a Qualifying Acquisition, and the resulting nature of operations. To the extent that future cash flows and/or the probability, structure and timing, and the nature of operations of a future Qualifying Acquisition differ significantly from estimates made, the ability of the Corporation to realize a deferred tax asset could be materially impacted.

4.            The Offering

Pursuant to the Offering, the Corporation sold 40,250,000 Class A Restricted Voting Units (including 5,250,000 Class A Restricted Voting Units issued pursuant to the exercise in full of the over-allotment option) at $10.00 per Class A Restricted Voting Unit. Each Class A Restricted Voting Unit consisted of one Class A Restricted Voting Share of the Corporation and one-half of a Warrant. See note 1.

5.             Marketable securities held in Escrow Account

As at December 31,	2020	2019
Restricted cash	$981	$35,460
Investments in United States Treasury Bills	407,509,774	404,970,423
Accrued interest	26,301	790,164
Marketable securities held in Escrow Account	$407,537,056	$405,796,047

6.             Class A Restricted Voting Shares Subject to Redemption

Authorized

The Corporation is authorized to issue an unlimited number of Class A Restricted Voting Shares. Following closing of the Qualifying Transaction, the Corporation will not issue any further Class A Restricted Voting Shares. The holders of Class A Restricted Voting Shares have no preemptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

Prior to the consummation of a Qualifying Transaction, holders of Class A Restricted Voting Shares are not entitled to vote at, or receive notice of or meeting materials in respect of meetings, held only to consider the election and/or removal of directors and auditors. The holders of Class A Restricted Voting Shares are, however, entitled to vote on and receive notice of meeting materials on all other matters requiring shareholder approval, including approval of an extension of the Permitted Timeline, if applicable, and of a proposed Qualifying Transaction.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019
(Expressed in United States Dollars)

6.            Class A Restricted Voting Shares Subject to Redemption (continued)

Redemption rights

The holders of Class A Restricted Voting Shares are entitled to redeem their shares, subject to certain conditions, and are entitled to receive the escrow proceeds, net of applicable taxes and other permitted deductions, from the Escrow Account: (i) in the event that the Corporation does not complete a Qualifying Transaction within the Permitted Timeline; (ii) in the event of a Qualifying Transaction; and (iii) in the event of an extension to the Permitted Timeline. Upon such redemption, the rights of holders of Class A Restricted Voting Shares as shareholders will be completely extinguished.

Value of Class A Restricted Voting Shares Subject to Redemption

The redemption rights embedded in the terms of the Corporation’s Class A Restricted Voting Shares are considered by the Corporation to be outside of the Corporation’s control and subject to uncertain future events. Accordingly, the Corporation has classified its "Class A Restricted Voting Shares subject to redemption" as commitments and contingencies at redemption value.

Fair value of Class A restricted voting shares subject to redemption -- issued and outstanding

	Number	Amount
From commencement of operations on April 19, 2019	-	$-
Issuance of Class A Restricted Voting Shares pursuant to the Offering	35,000,000	350,000,000
Issuance of Class A Restricted Voting Shares pursuant to the over-allotment option	5,250,000	52,500,000
Balance, December 31, 2019 and 2020	40,250,000	402,500,000

7.             Warrants

As at December 31, 2020 and 2019, the Corporation had 29,989,500 Warrants issued and outstanding, comprised of 20,125,000 Warrants forming part of the Class A Restricted Voting Units, 9,810,000 Founders’ Warrants, and 54,500 Warrants forming part of the Class B Units.

All Warrants will become exercisable only commencing 65 days after the completion of our Qualifying Transaction. Each Warrant is exercisable to purchase one Class A Restricted Voting Share (which, following the closing of the Qualifying Transaction, would become one Subordinate Voting Share) at a price of $11.50 per share. The Warrant Agreement provides that the exercise price and number of Subordinate Voting Shares issuable on exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, Extraordinary Dividend or a recapitalization, reorganization, merger or consolidation. The Warrants will not, however, be adjusted for issuances of Subordinate Voting Shares at a price below their exercise price. Once the Warrants become exercisable, the Corporation may accelerate the expiry date of the outstanding Warrants (excluding the Founders’ Warrants but only to the extent still held by our Sponsor at the date of public announcement of such acceleration and not transferred prior to the accelerated expiry date, due to the anticipated knowledge by our Sponsor of material undisclosed information which could limit their flexibility) by providing 30 days’ notice if, and only if, the closing share price of the Subordinate Voting Shares equals or exceeds $18.00 per Subordinate Voting Share (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations and the like) for any 20 trading days within a 30 trading day period, in which case the expiry date shall be the date which is 30 days following the date on which such notice if provided.

The Warrants will not be entitled to the proceeds from the Escrow Account. The Warrant holders do not have the rights or privileges of holders of shares and any voting rights until they exercise their Warrants and receive corresponding Subordinate Voting Shares of the Corporation. After the issuance of corresponding Subordinate Voting Shares upon exercise of the Warrants, each holder is expected to be entitled to one vote for each Subordinate Voting Share held of record on all matters to be voted on by such shareholders.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019
(Expressed in United States Dollars)

7.            Warrants (continued)

Restrictions on Transfer of Founders’ Warrants

The Founders have agreed not to transfer any of their Founders’ Warrants until after the closing of the Qualifying Transaction without the prior consent of the Exchange, except for transfers required due to the structuring of the Qualifying Transaction or to permitted transferees, with the Exchange’s consent, in which case such restriction will apply to the securities received in connection with the Qualifying Transaction. Following completion of the Corporation’s Qualifying Transaction, the Founders’ Warrants, including Subordinate Voting Shares issuable on exercise of the Founders’ Warrants, may be subject to certain sale or transfer restrictions in accordance with applicable securities laws.

8.            Shareholders' deficiency

a) Class B Shares

Authorized

The Corporation is authorized to issue an unlimited number of Class B Shares without nominal or par value. Following closing of the Qualifying Transaction, the Corporation will not issue any further Class B Shares. The holders of Founders’ Shares have no pre-emptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

Holders of Class B Shares are entitled to receive notice of any meeting of shareholders of the Corporation, and to attend, vote and speak at such meetings, with the exception of (i) meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia), and (ii) meetings to approve an extension of the Permitted Timeline within which the Corporation is required to complete its Qualifying Transaction, which will only be voted upon by holders of Class A Restricted Voting Shares.

Redemption rights

Holders of Class B Shares do not have any redemption rights, or rights to distributions from the Escrow Account if the Corporation fails to complete a Qualifying Transaction within the Permitted Timeline.

Restrictions on transfer, assignment or sale of Founders' Shares

The holders of the Class B Shares have agreed not to transfer, assign or sell any of their Class B Shares, unless transferred, assigned or sold to permitted transferees with the Exchange’s consent, prior to completion of the Corporation’s Qualifying Transaction. Following completion of the Corporation’s Qualifying Transaction, the Multiple-Voting Shares into which the Class B Shares are converted, may be subject to certain sale or transfer restrictions in accordance with applicable securities laws.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019
(Expressed in United States Dollars)

8.            Shareholders' deficiency (continued)

b) Subordinate Voting Shares

Authorized

The Corporation is authorized to issue an unlimited number of subordinate voting shares ("Subordinate Voting Shares”) without nominal or par value. No Subordinate Voting Shares may be issued prior to the closing of a Qualifying Transaction, except in connection with such closing.

Voting rights

Holders of Subordinate Voting Shares will be entitled to receive notice of any meeting of shareholders of the Corporation, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Subordinate Voting Shares are entitled to vote, each Subordinate Voting Share will be entitled to one vote per Subordinate Voting Share.

Dividend rights

See Note 8 – Multiple Voting Shares – Dividend rights.

Redemption rights

Holders of Subordinate Voting Shares will not have any redemption rights.

c) Multiple Voting Shares

Authorized

The Corporation is authorized to issue an unlimited number of multiple voting shares (“Multiple Voting Shares”) without nominal or par value. No Multiple Voting Shares may be issued prior to the closing of a Qualifying Transaction, except in connection with such closing.

Voting rights

Holders of Multiple Voting Shares will be entitled to receive notice of any meeting of shareholders of the Corporation, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share will be entitled to 2,500 votes per Multiple Voting Share.

Dividend rights

Holders of Subordinate Voting Shares will be entitled to receive dividends out of the assets available for the payment or distribution of dividends at such times and in such amount and form as the board of directors of the Corporation may from time to time determine on the following basis, and otherwise without preference or distinction among or between the Subordinate Voting Shares and Multiple Voting Shares: each Multiple Voting Share will be entitled to 100 times the amount paid or distributed per Subordinate Voting Share (including by way of share dividends, which holders of Multiple Voting Shares will receive in Multiple Voting Shares, unless otherwise determined by the board of directors of the Corporation) and each fraction of a Multiple Voting Share will be entitled to the applicable fraction thereof.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019
(Expressed in United States Dollars)

8.            Shareholders' deficiency (continued)

c) Multiple Voting Shares (continued)

Redemption rights

Holders of Multiple Voting Shares will not have any redemption rights.

9.            Transaction costs

Transaction costs consist principally of legal, accounting and underwriting costs incurred through to date of the balance sheet. Transaction costs incurred amounted to $22,609,294 (including $22,137,500 in underwriters’ commission of which $16,100,000 is deferred and payable only upon completion of a Qualifying Transaction) were charged to shareholder’s equity upon completion of the Offering.

Underwriter's commission

In consideration for its services in connection with the Offering, the Corporation has agreed to pay the underwriter a commission equal to 5.5% of the gross proceeds of the Class A Restricted Voting Units issued under the Offering. The Corporation paid $ $6,037,500, representing $0.15 per Class A Restricted Voting Unit, to the underwriter upon closing of the Offering. Upon completion of a Qualifying Transaction, the remaining $16,100,000 (representing $0.40 per Class A Restricted Voting Unit) will be payable, 75% of which will be payable by the Corporation to the underwriter only upon the closing of a Qualifying Transaction (subject to availability, failing which any short fall would be required to be made up from other sources) and the remaining 25% of which (or, if a lesser amount, the balance of the non-redeemed shares' portion of the Escrow Account, less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) will be payable by the Corporation as it sees fit, including for payment to other agents or advisors who have assisted with or participated in the sourcing, diligence and completion of its Qualifying Transaction).

10.            Capital management

(a) The Corporation defines the capital that it manages as its shareholders’ deficiency, net of its Class A Restricted Voting Shares subject to redemption. The following table summarizes the carrying value of the Corporation’s capital as at December 31, 2020:

Balance, December 31, 2020

Shareholders' deficiency	$(7,905,447)
Class A Restricted Voting Shares subject to redemption	402,500,000
Total	$394,594,553

Balance, December 31, 2019

Shareholders' deficiency	$(8,852,793)
Class A Restricted Voting Shares subject to redemption	402,500,000
Total	$393,647,207

The Corporation’s primary objective in managing capital is to ensure capital preservation in order to benefit from acquisition opportunities as they arise.

Mercer Park Brand Acquisition Corp.
Notes to Financial Statements
Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019
(Expressed in United States Dollars)

10.            Capital management (continued)

(b) Liquidity

As at December 31, 2020, the Corporation had $2,095,023 (December 31, 2019 - $ 4,127,262) in cash and cash equivalents. The Corporation expects to incur significant costs in pursuit of its acquisition plans.

To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Transaction, the Corporation may obtain such funding by way of unsecured loans from the Sponsor and/or its affiliates, subject to consent of the Exchange, which loans would, unless approved otherwise by the Exchange, bear interest at no more than the prime rate plus 1%. The Sponsor would not have recourse under such loans against the Escrow Account, and thus the loans would not reduce the value of such Escrow Account. Such loans would collectively be subject to a maximum principal amount of 10% of the escrowed funds, and may be repayable in cash following the closing of a Qualifying Transaction and may be convertible into Class B Shares and/or Warrants in connection with the closing of a Qualifying Transaction, subject to Exchange consent.

Otherwise, and subject to any relief granted by the Exchange, the Corporation may seek to raise additional funds through a rights offering in respect of shares available to its shareholders, in accordance with the requirements of applicable securities legislation, and subject to placing the required funds raised in the Escrow Account in accordance with applicable Exchange rules.

11.            General and administrative expenses

Year Ended December 31, 2020
Professional fees	$472,525
Public company filing and listing costs	229,706
General office expenses	28
$702,259

From April 16, 2019 (Date of Incorporation) to December 31, 2019
Public company filing and listing costs	$205,453
General office expenses	175,684
$381,137

Mercer Park Brand Acquisition Corp.
Notes to Financial Statements
Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019
(Expressed in United States Dollars)

12.            Related party transactions

In May 2019 the Corporation entered into an administrative services agreement with the Sponsor for an initial term of 18 months, subject to possible extension, for office space, utilities and administrative support, which may include payment for services of related parties, for, but not limited to, various administrative, managerial or operational services or to help effect a Qualifying Transaction. The Corporation has agreed to pay $10,000 per month, plus applicable taxes for such services. As at December 31, 2020, the Corporation accrued $205,000 (December 31, 2019 - $85,000) in respect of these services.

On May 13, 2019, the Sponsor executed a make whole agreement and undertaking in favour of the Corporation, whereby the Sponsor agreed to indemnify the Corporation in certain limited circumstances where the funds held in the Escrow Account are reduced to below $10.00 per Class A Restricted Voting Share.

For the year ended December 31, 2020, the Corporation paid professional fees of $26,256 (April 19, 2019 (date of incorporation) to December 31, 2019 - $12,926) to Marrelli Support Services Inc. (“Marrelli Support”), an organization of which the Corporation's Chief Financial Officer is Managing Director. These services were incurred in the normal course of operations for general accounting and financial reporting matters. As at December 31, 2020, Marrelli Support was owed $9,034 (December 31, 2019 - $2,214) and was included in accounts payable and accrued liabilities on the Corporation's balance sheet.

During the year ended December 31, 2020, the Corporation paid professional fees and disbursements of $106 (April 19, 2019 (date of incorporation) to December 31, 2019 - $nil) to DSA Filing Services Limited (“DSA Filing”), an organization which Carmelo Marrelli, the Chief Financial Officer of the Corporation, controls. These services were incurred in the normal course of operation of filing matters to adhere to the Corporation’s continuous disclosure obligations and these amounts are included in public company filing and listing costs. As of December 31, 2020, DSA Filing was owed $nil by the Corporation (December 31, 2019 - $nil) and these amounts were included in accounts payable and accrued liabilities.

During the year ended December 31, 2020, the Corporation paid professional fees and disbursements of $1,116 (April 19, 2019 (date of incorporation) to December 31, 2019 - $nil) to Marrelli Press Release Services Limited (“Marrelli Services Limited”), an organization of which Carmelo Marrelli, the Chief Financial of the Corporation, controls. These services were incurred in the Corporation’s normal course of operations in adherence with its continuous disclosure obligations and these amounts are included in public company filing and listing costs. As of December 31, 2020, Marrelli Services Limited was owed $nil (December 31, 2019 - $nil) and these amounts were included in accounts payable and accrued liabilities.

From April 16, 2019 (Date of Incorporation) to December 31, 2019 and for the year ended December 31, 2020, Ayr Strategies Inc. ("Ayr"), a company with common management, incurred travel costs on behalf of the Corporation. As at December 31, 2020, the Corporation owed Ayr $135,000 (December 31, 2019 - $85,000) and which included in due to related parties on the Corporation's balance sheets. This is based on a cash-call-basis from Ayr.

Mercer Park Brand Acquisition Corp.
Notes to Financial Statements
Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019
(Expressed in United States Dollars)

13.            Fair value measurements

The Corporation follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Corporation would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Corporation seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Corporation’s assets that are measured at fair value on a recurring basis at December 31, 2020 and 2019, and indicates the fair value hierarchy of the valuation inputs the Corporation utilized to determine such fair value:

Carrying value
	as at	Fair value as at December 31, 2020
	December 31, 2020	Level 1	Level 2	Level 3
	($)	($)	($)	($)
Assets
Marketable securities held in a escrow account	407,537,056	407,537,056	-	-

Market risk

Market  risk  is  the  risk  that  a  material  loss may  arise  from fluctuations  in the  fair  value of  a  financial instrument. For purposes of this disclosure, the Corporation segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

Fair value risk is the potential for loss from an adverse movement, excluding movements relating to changes in interest rates and foreign exchange rates, because of changes in market prices. The Corporation is exposed to minimal fair value risk.

Mercer Park Brand Acquisition Corp.
Notes to Financial Statements
Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019
(Expressed in United States Dollars)

13.            Fair value measurements (continued)

Market risk (continued)

Interest rate risk

Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Due to the fixed interest rate on the Corporation's restricted cash and short-term balance held in escrow, its exposure to interest rate risk is nominal.

Currency risk

Currency risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates relative to the Corporation’s presentation currency of the United States dollar. The Corporation does not currently have any exposure to currency risk as the Corporation transacts minimally in any currency other than the United States dollar.

14.            Income taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 27% (2019 - 27%) to the effective tax rate is as follows:

		From April 16,
		2019
		(Date of
		Incorporation)
	Year Ended	to
	December 31	December 31,
	2020	2019
Loss before tax at statutory rate	$947,346	$2,831,491
Effect on taxes of:
Expected income tax (recovery) expense	255,790	764,503
Share issue costs booked through equity	-	(6,512,075)
Change in tax benefits not recognized	(255,790)	5,747,572
Income tax (recovery) expense	$-	$-

The Corporation's income tax (recovery) is allocated as follows:

		From April 16,
		2019
		(Date of
		Incorporation)
	Year Ended	to
	December 31	December 31,
	2020	2019
Current tax (recovery) expense	$(114,990)	$713,425
Deferred tax expense (recovery)	114,990	(713,425)
	$-	$-

Mercer Park Brand Acquisition Corp.
Notes to Financial Statements
Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019
(Expressed in United States Dollars)

14.            Income taxes (continued)

Deferred tax

Deferred income tax assets are only given recognition in the Corporation’s financial statements if management has determined that it is more likely than not that such deferred income tax assets may be recovered. In recognition of this uncertainty, management has provided a full valuation allowance on these deferred tax assets as set out below:

December 31,	2020	2019
Deferred underwriters' commission	$4,347,000	$4,347,000
Share issue costs	1,193,090	1,555,687
	5,540,090	5,902,687
Valuation allowance	(4,941,655)	(5,189,262)
	$598,435	$713,425

The Corporation may be subject to potential examination by Canadian tax authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and provincial tax laws. The Corporation is currently not subject to any tax examinations.

15.            Subsequent event

On February 2, 2020, the Corporation announced that it has an executed letter of intent in connection with a potential transaction, which would, if consummated, qualify as its qualifying transaction. Accordingly, the Corporation will be permitted until May 13, 2021 (24 months following the closing of its initial public offering) to conclude its qualifying transaction. The letter of intent is non-binding and proceeding with the transaction is subject to a number of conditions, including, among others, satisfactory due diligence and the negotiation and execution of a definitive agreement. The Corporation intends to disclose additional details regarding the transaction following the entry into a definitive agreement, if applicable. There can be no assurance that a definitive agreement will be completed.

GH GROUP, INC.

CONSOLIDATED

AND

COMBINED FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2020 AND 2019
AND FOR THE YEARS ENDED
DECEMBER 31, 2020, 2019 AND 2018

GH GROUP, INC.

Index to Consolidated and Combined Financial Statements

Page(s)

Report of Independent Registered Public Accounting Firm	F-71

Consolidated and Combined Balance Sheets	F-72

Consolidated and Combined Statements of Operations	F-73

Consolidated and Combined Statements of Changes in Shareholders’ / Members’ Equity	F-74

Consolidated and Combined Statements of Cash Flows	F-75 - F-76

Notes to Consolidated and Combined Financial Statements	F-77 - F-105

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders / Members

GH Group, Inc.

Opinion on the Consolidated and Combined Financial Statements

We have audited the accompanying consolidated balance sheet of GH Group, Inc. (the “Company”) as of December 31, 2020, combined balance sheets as of December 31, 2019 and 2018, and the related consolidated and combined statements of operations, changes in shareholders’/members’ equity, and cash flows for the years then ended, and the related notes to the consolidated and combined financial statements (collectively referred to as the “consolidated and combined financial statements”). In our opinion, the consolidated and combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the consolidated and combined results of its operations and its cash flows for the years ended December 31, 2020, 2019 and 2018, in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated and combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated and combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated and combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated and combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Los Angeles, California

May 4, 2021

Macias Gini & O’Connell LLP
2029 Century Park East, Suite 1500
Los Angeles, CA 90067	www.mgocpa.com

GH GROUP, INC.

Consolidated and Combined Balance Sheets

As of December 31, 2020 and 2019

	2020	2019
ASSETS
Current Assets:
Cash and Cash Equivalents	$4,535,251	$2,631,886
Accounts Receivable, Net	5,141,021	1,253,891
Prepaid Expenses and Other Current Assets	1,018,212	377,238
Inventory	6,866,002	1,396,770
Notes Receivable	904,534	3,606,398

Total Current Assets	18,465,020	9,266,183

Operating Lease Right-of-Use Assets, Net	2,532,629	1,785,083
Investments	10,701,868	10,950,877
Property, Plant and Equipment, Net	27,192,027	25,268,313
Intangible Assets, Net	5,279,000	1,577,333
Goodwill	4,815,999	2,720,081
Other Assets	554,266	351,423

TOTAL ASSETS	$69,540,809	$51,919,293

LIABILITIES AND SHAREHOLDERS’ / MEMBERS' EQUITY

LIABILITIES:
Current Liabilities:
Accounts Payable and Accrued Liabilities	$6,570,715	$5,344,552
Income Taxes Payable	4,740,003	864,377
Derivative Liabilities	7,365,000	-
Current Portion of Operating Lease Liabilities	327,329	245,646
Current Portion of Notes Payable	601,187	1,759,839
Current Portion of Notes Payable - Related parties	-	2,241,262

Total Current Liabilities	19,604,234	10,455,677

Operating Lease Liabilities, Net of Current Portion	2,318,852	1,576,187
Other Non-Current Liabilities	849,358	543,243
Deferred Tax Liabilities	1,420,583	89,999
Notes Payable, Net of Current Portion	15,368,892	651,942
Notes Payable, Net of Current Portion - Related Parties	3,703,966	-

TOTAL LIABILITIES	43,265,885	13,317,047

SHAREHOLDERS' / MEMBERS’ EQUITY:
Preferred Shares ($0.00001 Par value, 50,000,000 shares authorized and no shares issued and outstanding as of December 31, 2020)	-	-
Class A Common Shares ($0.00001 Par value, 500,000,000 shares authorized and 205,900,164 issued and outstanding as of December 31, 2020)	2,059	-
Class B Common Shares ($0.00001 Par value, 33,000,000 shares authorized and 32,295,270 issued and outstanding as of December 31, 2020)	323	-
Additional Paid-In Capital	42,932,020	-
Accumulated Deficit	(16,659,478)	-
Members' Equity	-	35,047,515

Total Equity Attributable to Shareholders / Members of GH Group	26,274,924	35,047,515
Non-Controlling Interest	-	3,554,731

TOTAL SHAREHOLDERS’ / MEMBERS' EQUITY	26,274,924	38,602,246

TOTAL LIABILITIES AND SHAREHOLDERS’ / MEMBERS EQUITY	$69,540,809	$51,919,293

The accompanying notes are an integral part of these consolidated and combined financial statements.

GH GROUP, INC.

Consolidated and Combined Statements of Operations

For The Years Ended December 31, 2020, 2019 and 2018

	2020	2019	2018
Revenues, Net	$48,259,601	$16,941,426	$8,967,286
Cost of Goods Sold	29,519,143	8,461,551	3,749,373

Gross Profit	18,740,458	8,479,875	5,217,913

Expenses:
General and Administrative	18,637,477	9,354,591	3,094,857
Sales and Marketing	1,489,664	912,842	143,216
Professional Fees	2,040,004	5,196,993	1,913,865
Depreciation and Amortization	2,576,263	1,455,780	767,567

Total Expenses	24,743,408	16,920,206	5,919,505

Loss from Operations	(6,002,950)	(8,440,331)	(701,592)

Other Expense (Income):
Interest Expense	2,179,137	636,762	597,427
Interest Income	(115,572)	(443,523)	(308,591)
Loss on Investments	2,126,112	1,147,968	166,059
Loss (Income) on Change in Fair Value of Derivative Liabilities	251,663	-	-
Other Expense (Income), Net	(203,345)	(19,419)	(202,397)

Total Other Expense	4,237,995	1,321,788	252,498

Loss from Operations Before Provision for Income Taxes	(10,240,945)	(9,762,119)	(954,090)
Provision for Income Taxes	6,418,533	972,520	357,352

Net Loss	(16,659,478)	(10,734,639)	(1,311,442)
Net Income (Loss) Attributable to Non-Controlling Interest	-	(511,465)	211,396

Net Loss Attributable to Shareholders / Members of GH Group	$(16,659,478)	$(10,223,174)	$(1,522,838)

The accompanying notes are an integral part of these consolidated and combined financial statements.

GH GROUP, INC.

Consolidated and Combined Statements of Changes in Shareholders’/ Members’ Equity
For the Years Ended December 31, 2020 and 2019

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	$ Amount	Units	$ Amount	Units	$ Amount	Units	$ Amount			TOTAL EQUITY
										ATTRIBUTABLE TO		TOTAL
				Class A	Class A	Class B	Class B	Additional		SHAREHOLDER	Non -	SHAREHOLDERS'
	Members'	Preferred	Preferred	Common	Common	Common	Common	Paid-In	Accumulated	S' / MEMBERS'	Controlling	/ MEMBERS'
	Equity	Shares	Shares	Shares	Shares	Shares	Shares	Capital	Deficit	OF GH Group	Interest	EQUITY
BALANCE AS OF JANUARY 1, 2018	$16,793,571	-	$-	-	-	-	$-	$-	$-	$16,793,571	$1,450,000	$18,243,571
Net (Loss) Income	(1,522,838)	-	-	-	-	-	-	-	-	(1,522,838)	211,396	(1,311,442)
Contributions	16,331,834	-	-	-	-	-	-	-	-	16,331,834	100,000	16,431,834
Distributions	(1,958,000)	-	-	-	-	-	-	-	-	(1,958,000)	-	(1,958,000)
Share based compensation	-		-	-	-	-	-	-	-	-	792,000	792,000
BALANCE AS OF DECEMBER 31, 2018	29,644,568	-	-	-	-	-	-	-	-	29,644,568	2,553,396	32,197,964
Net Loss	(10,223,174)	-	-	-	-	-	-	-	-	(10,223,174)	(511,465)	(10,734,639)
Contributions	7,797,336	-	-	-	-	-	-	-	-	7,797,336	272,800	8,070,136
Distributions	(812,500)	-	-	-	-	-	-	-	-	(812,500)	-	(812,500)
Share based compensation	641,285	-	-	-	-	-	-	-	-	641,285	1,240,000	1,881,285
Equity issued in conversion of convertible debt	8,000,000		-	-	-	-	-	-	-	8,000,000	-	8,000,000
BALANCE AS OF DECEMBER 31, 2019	35,047,515	-	-	-	-	-	-	-	-	35,047,515	3,554,731	38,602,246
Net Loss	-	-	-	-	-	-	-	-	(16,659,478)	(16,659,478)	-	(16,659,478)
Contributions	11,835	-	-	-	-	-	-	-	-	11,835	-	11,835
Issuance of Warrants in Relief of Liabilities	-	-	-	-	-	-	-	426,887	-	426,887	-	426,887
Share based compensation	-	-	-	-	-	-	-	2,547,792	-	2,547,792	-	2,547,792
Formation and Rollup	(35,059,350)	-	-	197,650,255	1,977	32,295,270	323	38,611,781	-	3,554,731	(3,554,731)	-
Issuance for Business Acquisition	-	-	-	10,318,807	103	-	-	3,095,539	-	3,095,642	-	3,095,642
Cancellation of shares for issuance of Convertible Debt	-	-	-	(2,068,898)	(21)	-	-	(1,749,979)	-	(1,750,000)	-	(1,750,000)
BALANCE AS OF DECEMBER 31, 2020	$-		$-	205,900,164	2,059	32,295,270	$323	$42,932,020	$(16,659,478)	$26,274,924	$-	$26,274,924

 The accompanying notes are an integral part of these consolidated and combined financial statements.

GH GROUP, INC.

Consolidated and Combined Statements of Cash Flows
For The Years Ended December 31, 2020, 2019 and 2018

	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(16,659,478)	$(10,734,639)	$(1,311,442)
Adjustments to Reconcile Net Loss
to Net Cash Used in Operating Activities:
Deferred Tax (Recovery) Expense	1,330,584	214,552	(19,532)
Interest Capitalized To Notes Payable	1,091,341	43,992	148,875
Interest Income Capitalized to principle balance	(114,113)	(451,746)	(295,442)
Depreciation and Amortization	2,576,263	1,455,780	767,567
Net Loss on Equity Method Investments	2,126,112	1,147,968	166,059
Gain on Extinguishment of Liabilities	(184,057)	-	-
Non-Cash Operating Lease Costs	919,519	426,552	-
Accretion of Debt Discount and Loan Origination Fees	1,061,463	-	-
Loss (Income) on Change in Fair Value of Derivative Liabilities	251,663	-	-
Share-Based Compensation	2,547,792	1,881,285	792,000
Changes in Operating Assets and Liabilities:
Accounts Receivable	(3,540,684)	(605,094)	(529,457)
Prepaid Expenses and Other Current Assets	(542,533)	186,812	(36,725)
Inventory	(3,764,209)	(78,592)	(792,621)
Other Assets	(24,701)	(14,495)	109,925
Accounts Payable and Accrued Liabilities	1,888,335	3,203,741	(234,304)
Cash Payments - Operating Lease Liabilities	(842,717)	(389,802)	-
Income Taxes Payable	3,875,626	(256,263)	317,885
Other Non-Current Liabilities	306,115	535,241	8,002
NET CASH USED IN OPERATING ACTIVITIES	(7,697,679)	(3,434,706)	(909,209)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(3,850,589)	(5,724,738)	(12,738,220)
Proceeds From Payments on Note Receivable	-	154,746	1,127,238
Issuance of Note Receivable	(1,140,010)	(3,512,362)	(50,000)
Purchase of Investments	(2,987,061)	(5,054,945)	(3,184,061)
Distributions Received from Equity Method Investments	340,138	261,229	-
Cash Paid for Business Acquisition	(81,522)	(1,912,000)	-
NET CASH USED IN INVESTING ACTIVITIES	(7,719,045)	(15,788,070)	(14,845,042)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of Note Payable, Third Parties and Related Parties	18,449,748	1,680,815	9,925,000
Payments on Note Payable, Third Parties and Related Parties	(1,141,494)	(858,343)	(525,314)
Contributions - Controlling and Non-Controlling Interest	11,835	8,070,136	16,431,834
Distributions - Controlling and Non-Controlling Interest	-	(812,500)	(1,958,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	17,320,089	8,080,108	23,873,520
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,903,366	(11,142,668)	8,119,269
Cash and Cash Equivalents, Beginning of Period	2,631,886	13,774,554	5,655,285
CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,535,251	$2,631,886	$13,774,554

The accompanying notes are an integral part of these consolidated and combined financial statements.

GH GROUP, INC.

Consolidated and Combined Statements of Cash Flows
For The Years Ended December 31, 2020, 2019 and 2018

	2020	2019	2018
SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION
Cash Paid for Interest	$316,859	$148,875	$-
Cash Paid for Taxes	$906,209	$252,543	$58,999
Non-Cash Investing and Financing Activities:
Net Assets acquired from an Acquisition	$7,902,973	$1,912,000	$-
Equity issued in conversion of convertible debt	$-	$8,000,000	$-
Conversion of Advances to Convertible Debt	$477,007	$-	$-
Issuance of warrants for relief of liabilities	$426,887	$-	$-
Acquisition of Non-Controlling Interest	$3,554,731	$-	$-
Cancellation of shares for issuance of Convertible Debt	$1,750,000	$-	$-
Recognition of Right-of-Use Assets for Operating Leases	$1,182,942	$1,939,332	$-
Conversion of Note Receivable to Equity of Investee	$2,045,309	$-	$-
Acquisition of Non-Controlling Interest Upon Roll - Up	$3,554,731	$-	$-
Derivative Liability incurred upon issuance of Convertible Debt	$3,095,642	$-	$-

The accompanying notes are an integral part of these consolidated and combined financial statements.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

1.            NATURE OF OPERATIONS

GH Group, Inc. (“GH Group” or the “Company”), is a vertically integrated cannabis company that operates in the state of California. The Company cultivates, manufactures, and distributes cannabis consumer packaged goods, primarily to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores in the state of California.

On January 31, 2020, pursuant to a Formation and Contribution Agreement (the “Agreement”), a roll-up transaction (“Roll-up”) was consummated whereby the assets and liabilities of a combined group of companies were transferred into GH Group, Inc whereby GH Group, Inc. now owns and controls the majority interest of all the entities previously combined.

COVID-19

In March 2020, a global pandemic was declared by the World Health Organization related to the rapidly growing outbreak of a novel strain of coronavirus, COVID-19. The pandemic is having an unprecedented impact on the U.S. economy as federal, state and local governments react to this public health crisis, which has created significant uncertainties. The Company is unable to currently quantify the economic effect, if any, of this increase on the Company’s results of operations.

These developments could have a material adverse impact on the Company’s revenues, results of operations and cash flows. This situation is rapidly changing and additional impacts to the business may arise that the Company is not aware of currently. The ultimate magnitude and duration of COVID-19, including the extent of its overall impact on the Company’s results of operations, financial position, liquidity or capital resources cannot be reasonably estimated at this time.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated and combined financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and reflect the accounts and operations of the Company and those of the Company’s subsidiaries in which the Company has a controlling financial interest.

All intercompany transactions and balances have been eliminated in consolidation and combination. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the consolidated and combined financial position of the Company as of December 31, 2020 and 2019, the consolidated and combined results of operations and cash flows for the years ended December 31, 2020, 2019 and 2018 have been included. In accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”), the Company consolidates any variable interest entity (“VIE”), of which the Company is the primary beneficiary.

Basis of Consolidation and Combination

These consolidated financial statements as of and for the year ended December 31, 2020 and combined financial statements as of and for the years ended December 31, 2019 and 2018 include the accounts of the Company, its wholly-owned subsidiaries and entities over which the Company has control as defined in ASC 810. Subsidiaries over which the Company has control are fully consolidated from the date control commences until the date control ceases. Control exists when the Company has ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity. In assessing control, potential voting rights that are currently exercisable are considered.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following are the Company’s principal wholly-owned or controlled subsidiaries and or affiliates that are included in these consolidated and combined financial statements as of December 31, 2020 and 2019 and for the years ending December 31, 2020, 2019 and 2018:

Corporate Entities

			Ownership
Entity	Location	Purpose	2020	2019	2018
LOB Investment Co. LLC	Long Beach, CA	Holding company	100%	80%	80%
SoCal Hemp Co, LLC	San Bernardino Co., CA	Holding company	100%	100%	N/A
Field Investment Co. LLC	Long Beach, CA	Holding company	100%	80%	N/A
Field Taste Matters, Inc.	Long Beach, CA	Holding company	100%	N/A	N/A
Glass House Retail, LLC	Long Beach, CA	Holding company	100%	N/A	N/A
Glass House Cultivation, LLC	Santa Barbara, CA	Holding company	100%	N/A	N/A
Glass House Manufacturing, LLC	Lompoc, CA	Holding company	100%	N/A	N/A

Management and Operating Entities

			Ownership
Subsidiaries	Location	Purpose	2020	2019	2018
Lompoc Management Co. LLC	Lompoc, CA	Manufacturing management	100%	93%	N/A
CA Manufacturing Solutions LLC	Lompoc, CA	Cannabis manufacturing	100%	72%	73%
MGF Management LLC	Long Beach, CA	Cultivation management	100%	99.50%	100%
G&K Produce LLC	Carpinteria, CA	Cannabis cultivation	100%	100%	100%
K&G Flowers LLC	Carpinteria, CA	Cannabis cultivation	100%	100%	100%
Saint Gertrude Management Company LLC	Santa Ana, CA	Provides retail management	100%	85%	N/A
G&H Supply Company, LLC	Carpinteria, CA	Provides cultivation management	100%	100%	100%
Farmacy SB, Inc.	Santa Barbara, CA	Cannabis retail	100%	99%	100%
Bud and Bloom	Santa Ana, CA	Cannabis retail	100%	85%	N/A
Mission Health Associates, Inc.	Carpinteria, CA	Cannabis cultivation	100%	100%	100%
Zero One Seven Management, LLC	Long Beach, CA	Manufacturing management	100%	N/A	N/A
ATES Enterprises, LLC	Long Beach, CA	Cannabis manufacturing	100%	N/A	N/A
Farmacy Isla Vista, LLC	Santa Barbara, CA	Cannabis retail	100%	N/A	N/A
Lompoc Manufacturing GHG, LLC	Lompoc, CA	Processing management	100%	N/A	N/A

Real Estate Entities

			Ownership
Subsidiaries	Location	Purpose	2020	2019	2018
Magu Farm LLC	Carpinteria, CA	Holds 100% interest in real property	100%	99.50%	100%
East Saint Gertrude 1327 LLC	Santa Ana, CA	Holds 100% interest in real property	100%	100%	90%
Glass House Farm LLC	Carpinteria, CA	Holds 100% interest in real property	100%	69%	71%
2000 De La Vina LLC	Santa Barbara, CA	Real Estate	100%	100%	100%

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Non-Controlling Interest

Non-controlling interest represents equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.

Use of Estimates

The preparation of the consolidated and combined financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the consolidated and combined financial statements and the reported amounts of total net revenue and expenses during the reporting period. The Company regularly evaluates significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation of property and equipment, amortization of intangible assets, inventory valuation, share-based compensation, business combinations, goodwill impairment, long-lived asset impairment, purchased asset valuations, fair value of financial instruments, compound financial instruments, derivative liabilities, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and highly liquid investments that are readily convertible into known amounts of cash with original maturities of three months or less.

Accounts Receivable

The Company extends non-interest-bearing trade credit to its customers in the ordinary course of business which is not collateralized. Accounts receivable are shown on the face of the consolidated and combined balance sheets, net of an allowance for doubtful accounts. The Company analyzes the aging of accounts receivable, historical bad debts, customer creditworthiness and current economic trends, in determining the allowance for doubtful accounts. The Company does not accrue interest receivable on past due accounts receivable. The reserve for doubtful accounts was $200,000 and $95,016 as of December 31, 2020 and 2019, respectively.

Inventory

Inventory is comprised of raw materials, finished goods and work-in-process such as pre-harvested cannabis plants and by-products to be extracted. The costs of growing cannabis, including but not limited to labor, utilities, nutrition and supplies, are capitalized into inventory until the time of harvest. All direct and indirect costs related to inventory are capitalized when incurred, and subsequently classified to cost of goods sold in the consolidated and combined statements of operations. Raw materials and work-in-process is stated at the lower of cost or net realizable value, determined using the weighted average cost. Finished goods inventory is stated at the lower of cost or net realizable value, with cost being determined on the first-in, first-out (“FIFO”) method of accounting. Net realizable value is determined as the estimated selling price in the ordinary course of business less estimated costs to sell. The Company periodically reviews physical inventory for excess, obsolete, and potentially impaired items and establishes reserves when warranted. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventory is written down to net realizable value. Packaging and supplies are initially valued at cost. The reserve estimate for excess and obsolete inventory is based on expected future use. The reserve estimates have historically been consistent with actual experience as evidenced by actual sale or disposal of the goods. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

GH GROUP, INC.
Notes to Consolidated and Combined Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments

Investments in unconsolidated and combined affiliates are accounted as follows:

Equity Method and Joint Venture Investments

The Company accounts for investments in which it can exert significant influence but does not control as equity method investments in accordance with ASC 323, “Investments—Equity Method and Joint Ventures”. In accordance with ASC 825, the fair value option (“FVO”) to measure eligible items at fair value on an instrument-by-instrument basis can be applied. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Investments in joint ventures are accounted for under the equity method. These investments are recorded at the amount of the Company’s investment and adjusted each period for the Company’s share of the investee’s income or loss, and dividends paid.

Investments in Equity without Readily Determinable Fair Value

Investments without readily determinable fair values (which are classified as Level 3 investments in the fair value hierarchy) use a determinable available measurement alternative in accordance with ASC 321, “Investments—Equity Securities”. The measurement alternative requires the investments to be held at cost and adjusted for impairment and observable price changes, if any.

Property, Plant and Equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and impairment losses, if any. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Land	Not Depreciated
Buildings	39 Years
Furniture and Fixtures	5 Years
Leasehold Improvements	Shorter of Lease Term or Economic Life
Equipment and Software	3 – 5 Years
Construction in Progress	Not Depreciated

The assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting period and adjusted prospectively if appropriate. An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the consolidated and combined statements of operations in the period the asset is derecognized.

Intangible Assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. The estimated useful lives, residual values and amortization methods are reviewed at each reporting period, and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization. Amortization is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Dispensary Licenses	Indefinite
Intellectual Property	5 Years

GH GROUP, INC.
Notes to Consolidated and Combined Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In accordance with ASC 350, “Intangibles—Goodwill and Other”, costs of internally developing, maintaining or restoring intangible assets are expensed as incurred. Inversely, costs are capitalized when certain criteria are met through the point at which the intangible asset is substantially complete and ready for its intended use.

Goodwill

Goodwill is measured as the excess of consideration transferred and the net of the acquisition date fair value of assets acquired, and liabilities assumed in a business acquisition. In accordance with ASC 350, “Intangibles—Goodwill and Other”, goodwill and other intangible assets with indefinite lives are no longer subject to amortization. The Company reviews the goodwill and other intangible assets allocated to each of the Company’s reporting units for impairment on an annual basis as of year-end or whenever events or changes in circumstances indicate carrying amount it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The carrying amount of each reporting unit is determined based upon the assignment of the Company’s assets and liabilities, including existing goodwill, to the identified reporting units. Where an acquisition benefits only one reporting unit, the Company allocates, as of the acquisition date, all goodwill for that acquisition to the reporting unit that will benefit. In order to determine if goodwill is impaired, the Company measures the impairment of goodwill by comparing a reporting unit’s carrying amount to the estimated fair value of the reporting unit. If the carrying amount of a reporting unit is in excess of its fair value, the Company recognizes an impairment charge equal to the amount in excess. A goodwill impairment loss associated with a discontinued operation is included within the results of discontinued operations.

Impairment of Long-Lived Assets

For purposes of the impairment test, long-lived assets such as property, plant and equipment, and definite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity-specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies, at the date of evaluation. The reversal of impairment losses is prohibited.

Leased Assets

The Company adopted Audit Standards Update (“ASU”) 2016-02, “Leases (Topic 842)” (“ASC 842”) using the full retrospective approach, which provides a method for recording existing leases at adoption using the effective date as its date of initial application. Accordingly, the Company has recorded its leases at inception of the Company. The Company elected the package of practical expedients provided by ASC 842, which forgoes reassessment of the following upon adoption of the new standard: (1) whether contracts contain leases for any expired or existing contracts, (2) the lease classification for any expired or existing leases, and (3) initial direct costs for any existing or expired leases. In addition, the Company elected an accounting policy to exclude from the balance sheet the right-of-use assets and lease liabilities related to short-term leases, which are those leases with a lease term of twelve months or less that do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

GH GROUP, INC.
Notes to Consolidated and Combined Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company applies judgment in determining whether a contract contains a lease and if a lease is classified as an operating lease or a finance lease. The Company applies judgement in determining the lease term as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. All relevant factors that create an economic incentive for it to exercise either the renewal or termination are considered. The Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate. In adoption of ASC 842, the Company applied the practical expedient which applies hindsight in determining the lease term and assessing impairment of right-of-use assets by using its actual knowledge or current expectation as of the effective date. The Company also applies judgment in allocating the consideration in a contract between lease and non-lease components. It considers whether the Company can benefit from the right-of-use asset either on its own or together with other resources and whether the asset is highly dependent on or highly interrelated with another right of-use asset. Lessees are required to record a right of use asset and a lease liability for all leases with a term greater than twelve months. Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected remaining lease term. The incremental borrowing rate is determined using estimates which are based on the information available at commencement date and determines the present value of lease payments if the implicit rate is unavailable.

Income Taxes

Prior to the Roll-Up, most of the combined entities flowing into the Company’s investment funds were either single member LLCs or taxed as flow-through entities. Income taxes for such entities are not payable by or provided for by the Company. Members are taxed individually on their share of the entity’s earnings. California imposes an LLC fee based on revenue, which is included with state taxes as a provision for income taxes. Certain entities with cannabis licenses were either corporations or LLCs electing to be taxed as corporations.

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the combined balance sheet. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.

The Company follows accounting guidance issued by the Financial Accounting Standards Board (“FASB”) related to the application of accounting for uncertainty in income taxes. Under this guidance, the Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities”. Professional standards generally provide three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of Conventional Convertible Debt Instrument”.

GH GROUP, INC.
Notes to Consolidated and Combined Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance ASC 470, “Accounting for Convertible Securities with Beneficial Conversion Features”, as those professional standards pertain to “Certain Convertible Instruments”. Accordingly, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption. The Company also records when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. ASC 815-40 provides that generally, if an event is not within the entity’s control could or require net cash settlement, then the contract shall be classified as an asset or a liability.

Derivative Liabilities

The Company evaluates its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the Consolidated Statements of Operations. In calculating the fair value of derivative liabilities, the Company uses a valuation model when Level 1 inputs are not available to estimate fair value at each reporting date. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the Consolidated Balance Sheets as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within twelve months of the Consolidated Balance Sheets date. Critical estimates and assumptions used in the model are discussed in “Note 12 - Derivative Liabilities”.

Business Combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition related transaction costs are expensed as incurred and included in the consolidated and combined statements of operations. Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair value at the date of acquisition. When the Company acquires control of a business, any previously held equity interest also is remeasured to fair value. The excess of the purchase consideration and any previously held equity interest over the fair value of identifiable net assets acquired is goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously held equity interest, the difference is recognized in the Consolidated and combined Statements of Operations immediately as a gain on acquisition. See “Note 8 – Business Acquisitions” for further details on business combinations.

Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. The Company allocates the total cost of the acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company identifies and attributes values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions regarding multiple, highly subjective variables, including those with respect to future cash flows, discount rates, asset lives, and the use of different valuation models, and therefore require considerable judgment. The Company’s estimates and assumptions are based, in part, on the availability of listed market prices or other transparent market data. These determinations affect the amount of amortization expense recognized in future periods. The Company bases its fair value estimates on assumptions it believes to be reasonable but are inherently uncertain. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with ASC 450, “Contingencies”, as appropriate, with the corresponding gain or loss being recognized in earnings in accordance with ASC 805.

GH GROUP, INC.
Notes to Consolidated and Combined Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Revenue is recognized by the Company in accordance with ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In order to recognize revenue under ASU 2014-09, the Company applies the following five (5) steps:

•	Identify a customer along with a corresponding contract;

•	Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;

•	Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;

•	Allocate the transaction price to the performance obligation(s) in the contract;

•	Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenues consist of wholesale and retail sales of cannabis, which are generally recognized at a point in time when control over the goods have been transferred to the customer and is recorded net of sales discounts. Payment is typically due upon transferring the goods to the customer or within a specified time period permitted under the Company’s credit policy. Sales discounts were not material during the years ended December 31, 2020, 2019 and 2018.

Revenue is recognized upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control upon delivery and acceptance by the customer. Based on the Company’s assessment, the adoption of this new standard had no impact on the amounts recognized in its consolidated and combined financial statements.

Dispensary Revenue

The Company recognizes revenue from the sale of cannabis for a fixed price upon delivery of goods to customers at the point of sale since at this time performance obligations are satisfied. Fees collected related to taxes that are required to be remitted to regulatory authorities are recorded as liabilities and are not included as a component of revenues.

Cultivation and Wholesale

The Company recognizes revenue from the sale of cannabis for a fixed price upon the shipment of cannabis goods as the Company has transferred to the buyer the significant risks and rewards of ownership of the goods and the Company does not retain either continuing material involvement to the degree usually associated with ownership nor effective control over the goods sold and the amount of revenue can be measured reliably and collectible and the costs incurred in respect of the transaction is reliably measured. Excise taxes due upon sale are recorded as an expense in the accompanying consolidated and combined statement of operations.

Share-Based Compensation

The Company has a share-based compensation plan comprised of stock options (“Options”) and stock appreciation rights (“SARs”). Options provide the right to the purchase of one Class A Common share per option. Stock appreciation rights provide the right to receive cash from the exercise of such right based on the increase in value between the exercise price and the fair market value of Class A Common shares of the Company at the time of exercise. The Company has issued both incentive stock options and non-qualified stock options.

The Company accounts for its share-based awards in accordance with ASC Subtopic 718-10, “Compensation – Stock Compensation” , which requires fair value measurement on the grant date and recognition of compensation expense for all share-based payment awards made to employees and directors, including restricted share awards. For stock options, the Company estimates the fair value using a closed option valuation (Black-Scholes) model. When there are market-related vesting conditions to the vesting term of the share-based compensation, the Company uses a valuation model to estimate the probability of the market-related vesting conditions being met and will record the expense. The fair value of restricted share awards is based upon the quoted market price of the common shares on the date of grant. The fair value is then expensed over the requisite service periods of the awards, net of estimated forfeitures, which is generally the performance period and the related amount is recognized in the consolidated and combined statements of operations.

GH GROUP, INC.
Notes to Consolidated and Combined Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value models require the input of certain assumptions that require the Company’s judgment, including the expected term and the expected share price volatility of the underlying share. The assumptions used in calculating the fair value of share-based compensation represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change resulting in the use of different assumptions, share-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If the actual forfeiture rate is materially different from management’s estimates, the share-based compensation expense could be significantly different from what the Company has recorded in the current period.

Financial Instruments

Fair Value

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

In accordance with the fair value accounting requirements, companies may choose to measure eligible financial instruments and certain other items at fair value. The Company has not elected the fair value option for any eligible financial instruments. There have been no transfers between fair value levels during the years ended December 31, 2020, 2019 and 2018.

Financial instruments are measured at amortized cost or at fair value. Financial instruments measured at amortized cost consist of accounts receivable, due from and due to related party, other liabilities, and accounts payable and accrued liabilities wherein the carrying value approximates fair value due to its short-term nature. Other financial instruments measured at amortized cost include notes payable and senior secured convertible credit facility wherein the carrying value at the effective interest rate approximates fair value as the interest rate for notes payable and the interest rate used to discount the host debt contract for senior secured convertible credit facility approximate a market rate for similar instruments offered to the Company.

Cash and cash equivalents and restricted cash are measured at Level 1 inputs. Acquisition related liabilities resulting from business combinations are measured at fair value using Level 1 or Level 3 inputs. Investments that are measured at fair value use Level 3 inputs. Refer to “Note 6 – Investments” for assumptions used to value investments.

The individual fair values attributed to the different components of a financing transaction, notably derivative financial instruments, convertible debentures and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and derive estimates. Significant judgment is also used when attributing fair values to each component of a transaction upon initial recognition, measuring fair values for certain instruments on a recurring basis and disclosing the fair values of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of instruments that are not quoted or observable in an active market.

GH GROUP, INC.
Notes to Consolidated and Combined Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment

The Company assesses all information available, including on a forward-looking basis the expected credit loss associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset at the reporting date with the risk of default at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information. For accounts receivable only, the Company applies the simplified approach as permitted by ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable. Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macro-economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost. The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement.

Recently Issued Accounting Standards

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its consolidated and combined financial position and consolidated and combined results of operations.

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity Securities (Topic 321)”, “Investments—Equity Method and Joint Ventures (Topic 323)”, and “Derivatives and Hedging (Topic 815)”, which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its consolidated and combined financial position and consolidated and combined results of operations.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt With Conversion and Other Options (Subtopic 470-20)” and “Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Adoption is applied on a modified or full retrospective transition approach. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its consolidated and combined financial position and consolidated and combined results of operations.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

3.            CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains cash at its physical locations, which are not currently insured and cash with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition and results of operations. As of December 31, 2020, 2019 and for the years ended December 31, 2020, 2019 and 2018, the Company has not experienced any losses with regards to its cash balances.

The Company provides credit in the normal course of business to customers located throughout California. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information. There were two customers for each of the years ended December 31, 2020, 2019 and 2018 that comprised 37%, 29% and 39%, respectively of the Company’s revenues. As of December 31, 2020, 2019 and 2018, these same customers had balances due the Company of $4,053,718, $744,821 add $367,567, respectively.

4.	INVENTORY

As of December 31, 2020 and 2019, inventory consists of the following:

	2020	2019
Raw Materials	$4,109,434	$599,813
Work-in-Process	1,793,094	220,089
Finished Goods	963,474	576,868

Total Inventory	$6,866,002	$1,396,770

5.	NOTES RECEIVABLE

As of December 31, 2020 and 2019, notes receivable consists of the following:

	2020	2019
Note receivable with an investee maturing in April 2020, bearing interest at 8.00 percent per annum.	$-	$1,657,040
Note receivable with an investee maturing in July 2020, bearing interest at 2.00 percent per annum. Subsequent to December 31, 2020, the remaining balance was exchanged for equity of the investee.	-	1,108,825

Note receivable with an investee maturing in May 2020, bearing interest at 8.00 percent per annum. The investee is currently in negotiations with the Company to extend the maturity date.	904,534	840,533

Total Notes Receivable	904,534	3,606,398
Less Current Portion of Notes Receivable	(904,534)	(3,606,398)
Notes Receivable, Net of Current Portion	$-	$-

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

6.            INVESTMENTS

The Company has various investments in entities in which it holds a significant but non-controlling influence through voting equity or through company representation on the entities board of directors. Accordingly, the Company was deemed to have significant influence resulting in equity method accounting.

As of December 31, 2020 and 2019, investments consist of the following:

		NRO
	LOB Group,	Management,	SoCal Hemp			5042 Venice,	Lompoc TIC,
	Inc.	LLC	JV, LLC	ICANN, LLC	F/ELD	LLC	LLC	TOTAL
Fair Value as of January 1, 2019	$2,008,173	$2,759,266	$-	$-	$-	$2,269,035	$268,656	$7,305,130
Additions	999,934	-	678,576	-	3,304,113	-	72,322	5,054,945
Distribution	-	-	-	-	-	(261,230)		(261,230)
(Loss) Income on Equity Method Investments	(142,211)	(303,300)	(491,869)	-	(488,983)	238,058	40,337	(1,147,968)

Fair Value as of December 31, 2019	2,865,896	2,455,966	186,707	-	2,815,130	2,245,863	381,315	10,950,877
Additions	-	-	2,987,062	2,045,309	-	-	-	5,032,371
Distributions						(263,656)	(76,482)	(340,138)
Disposition Due to Acquisition	-	-	-	-	(2,815,130)	-	-	(2,815,130)
(Loss) Income on Equity Method Investments	(56,484)	(119,253)	(2,114,991)	-	-	240,488	(75,872)	(2,126,112)

Fair Value as of December 31, 2020	$2,809,412	$2,336,713	$1,058,778	$2,045,309	$-	$2,222,695	$228,961	$10,701,868

During the years ended December 31, 2020, 2019 and 2018, the Company recorded net losses from equity method investments of $2,126,112, $1,147,968 and $166,059, respectively. These investments are recorded at the amount of the Company’s investment and as adjusted for the Company’s share of the investee’s income or loss, and dividends paid.

7.            PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2020 and 2019, property and equipment consist of the following:

	2020	2019
Land	$8,966,874	$8,966,874
Buildings	11,211,573	11,211,573
Furniture and Fixtures	44,519	33,610
Leasehold Improvements	7,475,295	4,818,786
Equipment and Software	4,502,869	3,045,937
Construction in Progress	315,306	-
Total Property, Plant and Equipment	32,516,436	28,076,780
Less Accumulated Depreciation	(5,324,409)	(2,808,467)
Property, Plant and Equipment, Net	$27,192,027	$25,268,313

Depreciation for the years ended December 31, 2020, 2019 and 2018 of $2,387,930, $1,443,113 and $767,567, respectively.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

8.            BUSINESS ACQUISITIONS

The purchase price allocations for the acquisitions, as set forth in the table below, reflect various preliminary fair value estimates and analyses that are subject to change within the measurement period as valuations are finalized. The primary areas of the preliminary purchase price allocations that are not yet finalized relate to the fair values of certain tangible assets, the valuation of intangible assets acquired and residual goodwill. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated and combined financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected. All the acquisitions noted below were accounted for in accordance with ASC 805, “Business Combinations”.

The below are the preliminary (2020) and final (2019) allocations of business acquisitions completed during the years ended December 31, 2020 and 2019 is as follows:

Total Consideration	2020	2019
Cash	$81,523	$1,912,000
Equity Investment Converted	2,815,130
Prior Note Receivable Converted	1,910,678	-
Fair Value of Equity Issued	3,095,642	-
Total Consideration	$7,902,973	$1,912,000

Net Assets Acquired (Liabilities Assumed)
Current Assets	$2,149,910	$724,987
Property, Plant and Equipment	461,055	590,000
Non-Current Assets	178,142	36,000
Deferred Tax Assets, Net	-	103,791
Current Liabilities Assumed	(814,834)	(1,131,906)
Long-Term Liabilities Assumed	(57,218)	(2,720,953)
Intangible Assets:
Intellectual Property	750,000	190,000
Dispensary License	3,140,000	1,400,000
Total Identifiable Net Assets Acquired (Net Liabilities Assumed)	5,807,055	(808,081)
Goodwill (1)	2,095,918	2,720,081
Total Net Assets Acquired	$7,902,973	$1,912,000
Pro Forma Revenues (2)	$60,361	$3,809,773
Pro Forma Net Loss (2)	$(393,743)	$(355,127)

On February 11, 2020, the Company completed the acquisition of a licensed concentrate and extractions business for aggregate an consideration of $7,902,973 which is comprised of prior investment with a value of $2,815,130, convertible note receivable, and accrued interest in the amount of $1,910,678, cash at closing in the amount of $81,523, and the issuance of 10,318,807 Class A Common Shares valued at $3,095,642.

Subsequent to August 31, 2019, the Company completed the acquisition of a licensed cannabis retail business for an aggregate consideration of $1,912,000 which is comprised of all cash at closing.

(1) Goodwill arising from acquisitions represent expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition. Generally, goodwill related to dispensaries acquired within a state adds to the footprint of the GH Group dispensaries within the state, giving the Company’s customers more access to the Company’s branded stores. Goodwill related to cultivation and wholesale acquisitions provide for lower costs and synergies of the Company’s growing and wholesale distribution methods which allow for overall lower costs.

(2) If the acquisition had been completed on January 1, 2020 or 2019 for the 2020 and 2019 acquisitions, respectively, the Company estimates it would have recorded increases in revenues and net loss shown in the pro forma amounts noted above.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

9.              INTANGIBLE ASSETS

As of December 31, 2020 and 2019, intangible assets consist of the following:

	2020	2019
Definite Lived Intangibles
Intellectual Property	$940,000	$190,000
Total Intangible Assets	940,000	190,000
Less Accumulated Amortization	(201,000)	(12,667)
Definite Lived Intangible Assets, Net	739,000	177,333
Indefinite Lived Intangibles
Cannabis Licenses	4,540,000	1,400,000
Indefinite Lived Intangibles	4,540,000	1,400,000
Total Intangibles Assets, Net	$5,279,000	$1,577,333

For the years ended December 31, 2020, 2019 and 2018, the Company recorded amortization expense of $188,333, $12,667 and $0, respectively.

The following is the future minimum amortization expense to be recognized for the years ended December 31:

December 31:
2021	$188,000
2022	188,000
2023	188,000
2024	175,000
Total Future Amortization Expense	$739,000

10.            GOODWILL

As of December 31, 2020 and 2019, goodwill was $4,815,999 and $2,720,081, respectively. See “Note 8 – Business Acquisitions” for further information.

Goodwill is assigned to the reporting unit, which is the operating segment level or one level below the operating segment. Goodwill arises from the purchase price for acquired businesses exceeding the fair value of tangible and intangible assets acquired less assumed liabilities. Goodwill is reviewed annually for impairment or more frequently if impairment indicators arise. The Company adopted ASU 2017-04 which eliminates Step 2 from the quantitative assessment of the goodwill impairment test wherein the goodwill impairment loss was measured by comparing the implied fair value of a reporting unit’s goodwill with its carrying amount. As amended, the goodwill impairment test consists of one step comparing the fair value of a reporting unit with its carrying amount. The amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as a goodwill impairment loss.

The Company conducts its annual goodwill impairment assessment as of the last day of the year. For the purpose of the goodwill impairment test, the Company performed a qualitative assessment wherein management analyzed a wide range of indicators including macroeconomic condition, industry and market considerations, cost factors and overall reporting unit performance and other relevant reporting unit specific events. In accordance with this analysis, management determined there was no impairment of its goodwill for the years ended December 31, 2020 and 2019.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

11.           ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As of December 31, 2020 and 2019, accounts payable and accrued liabilities consist of the following:

	2020	2019
Accounts Payable	$2,583,910	$2,384,500
Accrued Liabilities	1,082,980	391,604
Accrued Payroll and Related Liabilities	1,724,921	509,986
Related Party Payable	-	1,773,879
Sales Tax and Cannabis Taxes	1,178,904	284,583
Total Accounts Payable and Accrued Liabilities	$6,570,715	$5,344,552

The Company offers a customer loyalty rewards program that allows members to earn discounts on future purchases. Unused discounts earned by loyalty rewards program members are included in accrued liabilities and recorded as a sales discount at the time a qualifying purchase is made. The value of points accrued as of December 31, 2020 and 2019 was approximately $1,007,000 and $178,000, respectively. Currently, unused points do not expire in most cases.

12.           DERIVATIVE LIABILITIES

During the year ended December 31, 2020, the Company issued convertible debt to third parties and related parties, See Note 14 and Note 15, respectively. Upon the analysis of the conversion feature of the convertible debt under ASC 815, the Company determined that the conversion features are to be accounted as derivative liabilities. The Company valued the conversion feature using the Binomial Lattice Model using the following level 3 inputs:

2020
Weighted-Average Risk Free Annual Rate	0.82%
Weighted-Average Average Probability at Maturity	0.31%
Weighted-Average Average Probability Before Maturity	59.00%
Weighted-Average Average Probability at Change of Control	33.00%
Weighted-Average Expected Annual Dividend Yield	9.0%
Weighted-Average Expected Stock Price Volatility	70.9%
Weighted-Average Expected Life in Years	2.28

A reconciliation of the beginning and ending balance of derivative liabilities and change in fair value of derivative liabilities for the year ended December 31, 2020 is as follows:

	2020	2019
Balance at beginning of year	$-	$-
Derivative Liability incurred upon issuance of Convertible Debt	7,113,337	-
Change in Fair Value	251,663	-
Balance at end of year	$7,365,000	$-

Derivative liabilities are included in current liabilities as the holders of the convertible notes can convert at any time.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

13.           LEASES

As a result of the adoption of ASC 842 the Company has changed its accounting policy for leases. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and accrued obligations under operating lease (current and non-current) liabilities in the consolidated and combined balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are classified as a finance lease or an operating lease. A finance lease is a lease in which 1) ownership of the property transfers to the lessee by the end of the lease term; 2) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise; 3) the lease is for a major part of the remaining economic life of the underlying asset; 4) The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already included in the lease payments equals or exceeds substantially all of the fair value; or 5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. The Company classifies a lease as an operating lease when it does not meet any one of these criteria.

ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Most operating leases contain renewal options that provide for rent increases based on prevailing market conditions. The Company has lease extension terms at its properties that have either been extended or are likely to be extended. The terms used to calculate the ROU assets for these properties include the renewal options that the Company is reasonably certain to exercise.

The Company leases land, buildings, equipment and other capital assets which it plans to use for corporate purposes and the production and sale of cannabis products. Leases with an initial term of 12 months or less are not recorded on the consolidated and combined balance sheets and are expensed in the consolidated and combined statements of operations on the straight-line basis over the lease term.

The below are the details of the lease cost and other disclosures regarding the Company’s leases as of December 31, 2020 and 2019:

	2020	2019	2018
Operating Lease Cost	$919,519	$426,552	$-
Cash Paid for Amounts Included in the Measurement of Lease Liabilities:
Operating Cash Flows from Operating Leases	$842,717	$389,802	$-
Non-Cash Additions to Right-of-Use Assets and Lease Liabilities:
Recognition of Right-of-Use Assets for Operating Leases	$1,182,942	$1,939,332	$-
Weighted-Average Remaining Lease Term (Years) - Operating Leases	5	7	N/A
Weighted-Average Discount Rate - Operating Leases	17.00%	17.00%	N/A

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

13.           LEASES (Continued)

The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its secured borrowing rate. ROU assets include any lease payments required to be made prior to commencement and exclude lease incentives. Both ROU assets and lease liabilities exclude variable payments not based on an index or rate, which are treated as period costs. The Company’s lease agreements do not contain significant residual value guarantees, restrictions or covenants. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Operating Lease Liabilities and Right of Use Assets

The Company leases certain business facilities from related parties and third parties under non-cancellable operating lease agreements that specify minimum rentals. The operating leases require monthly payments ranging from $2,700 to $44,000 and expire through September 2028. Certain lease monthly payments may escalate up to 5.0% each year. In such cases, the variability in lease payments are included within the current and noncurrent operating lease liabilities.

Future minimum operating lease payments under non-cancelable operating leases is as follows:

December 31:	Third Parties	Related Parties	Total
2021	$341,709	$389,645	$731,354
2022	351,967	393,127	745,094
2023	362,526	396,783	759,309
2024	373,396	393,597	766,993
2025	31,192	320,004	351,196
Thereafter	-	880,011	880,011
Total Future Minimum Lease Payments	1,460,790	2,773,167	4,233,957
Total Amount Representing Interest	(409,511)	(1,178,265)	(1,587,776)
Total Amount Representing Present Value	1,051,279	1,594,902	2,646,181
Current Portion of Operating Lease Liabilities	(178,940)	(148,389)	(327,329)
Operating Lease Liabilities, Net of Current Portion	$872,339	$1,446,513	$2,318,852

The following are changes in right-of-use assets during the years ended December 31, 2020 and 2019.

Balance as of January 1, 2019	$-
Recognition of Right-of-Use Assets for Operating Leases	1,939,332
Non-Cash Operating Lease Costs	(154,249)
Balance as of December 31, 2019	1,785,083
Recognition of Right-of-Use Assets for Operating Leases	1,182,942
Non-Cash Operating Lease Costs	(435,395)
Balance as of December 31, 2020	$2,532,629

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

14.	NOTES PAYABLE

As of December 31, 2020 and 2019, notes payable consist of the following:

	2020		2019
Note payable maturing in July 2020, bearing interest at 12.00 percent per annum.	$-	(i)	$1,028,605
Note payable maturing in June 2021, bearing interest at 7.25 percent per annum.	-		7,860
Note payable maturing in June 2021, bearing interest at 7.00 percent per annum.	343,435	(ii)	995,375
Note payable maturing in December 2020, bearing interest at 8.00 percent per annum.	212,821	(iii)	379,941
Convertible notes payable maturing in February 2023, bearing interest at 8.00 percent per annum.	20,790,514	(iv)	-
Other - Vehicle Loans	44,931		-
Total Notes Payable	21,391,701		2,411,781
Less Unamortized Debt Issuance Costs and Loan Origination Fees	(5,421,622)		-
Net Amount	$15,970,079		$2,411,781
Less Current Portion of Notes Payable	(601,187)		(1,759,839)
Notes Payable, Net of Current Portion	$15,368,892		$651,942

(i)	During the Year ended December 31, 2019, the Company issued debt to an unrelated third party for working capital needs in the amount of $988,157. The debt matures in July 2020 and bears interest at 12.00 percent per year. The balance as of December 31, 2019 was $1,028,605, which includes accrued interest. During the year ended December 31, 2020, as part of the convertible debt offering, the holders of the note payable agreed to settle its debt by converting the balance ($1,041,924 at the time of agreement) into convertible debt.

(ii)	During the Year ended December 31, 2017, the Company issued debt to an unrelated third party for working capital needs in the amount of $2,000,000. The debt matures in June 2021 and bears interest at 7.00 percent per year. The balance as of December 31, 2020 and 2019 was $343,435 and $995,375, respectively.

(iii)	During the Year ended December 31, 2019, the Company issued debt to an unrelated third party for working capital needs in the amount of $377,658. The debt matured in December 2020 and bears interest at 7.00 percent per year. The balance as of December 31, 2020 and 2019 was $212,821 and $379,941, respectively. Subsequent to year end, the balance was paid in full.

(iv)	On January 8, 2020, the board of directors approved approximately $17,500,000 of private placement of Senior Convertible Notes. On January 4, 2021, the board of directors approved an increase of the Senior Convertible Notes offering to $22,599,844. The Senior Convertible Notes are automatically converted in the event of a Qualified Equity Financing (“QEF”) at the better of an 80% discount or a valuation cap of $250,000,000 or may be optionally converted at the election of the holder. The Senior Convertible Notes bear cash interest at a rate of 4% per year paid quarterly and generally accrue interest at a rate of 4.3% per year. The Senior Convertible Note holders were issued a security interest in the stock and membership interests held by the Company in its subsidiaries. As of December 31, 2020 and 2019, the balance due under these Senior Convertible Notes was $20,790,514 and $0, respectively.

Scheduled maturities of notes payable are as follows:

Principal
December 31:	Payments
2021	$601,187
2025	20,790,514
Total Future Minimum Principal Payments	$21,391,701

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

15.	NOTES PAYABLE – RELATED PARTIES

As of December 31, 2020 and 2019, notes payable from related parties consist of the following:

	2020		2019
Convertible notes payable maturing in February 2023, bearing interest at 8.00 percent per annum.	$2,049,037	(i)	$-
Convertible note payable maturing in March 2023, bearing interest at 6.00 percent per annum.	2,189,264	(ii)	1,925,000
Note payable maturing in October 2020, bearing interest at 1.68 percent per annum.	-	(iii)	316,262
Total Notes Payable - Related Parties	4,238,301		2,241,262
Less Unamortized Debt Issuance Costs and Loan Origination Fees	(534,335)		-
Net Amount	$3,703,966		$2,241,262
Less Current Portion of Notes Payable - Related Parties	-		(2,241,262)
Notes Payable, Net of Current Portion - Related Parties	$3,703,966		$-

(i)	On January 8, 2020, the board of directors approved approximately $17,500,000 of private placement of Senior Convertible Notes. On January 4, 2021, the board of directors approved an increase of the Senior Convertible Notes offering to $22,599,844. The Senior Convertible Notes are automatically converted in the event of a Qualified Equity Financing (“QEF”) at the better of an 80% discount or a valuation cap of $250,000,000 or may be optionally converted at the election of the holder. The Senior Convertible Notes bear cash interest at a rate of 4% per year paid quarterly and generally accrue interest at a rate of 4.3% per year. The Senior Convertible Note holders were issued a security interest in the stock and membership interests held by the Company in its subsidiaries. As of December 31, 2020 and 2019, the balance due under these Senior Convertible Notes from related parties was $2,049,037 and $0, respectively.

(ii)	In 2018, Magu Farm LLC issued approximately $9,925,000 in secured promissory notes convertible into equity interests in Magu Investment Fund (collectively, the “Magu Farm Convertible Notes”) to certain lenders who are affiliates of shareholders of the Company (collectively, the “Magu Farm Lenders,” and individually, a “Magu Farm Lender”)

On October 7, 2019, Magu Farm LLC and Magu Investment Fund notified each Magu Farm Lender of Magu Investment Fund’s intention to merge with and into the Company at the closing of the Roll-Up. Subsequent to such notification, effective as of October 7, 2019, each Magu Farm Lender other than Kings Bay Investment Company Ltd., a Cayman Islands company (“KBIC”), entered into a letter agreement pursuant to which such Magu Farm Lender, among other things, (a) converted its respective Magu Farm Convertible Note with an aggregate value of $8,000,000 into equity interests in Magu Investment Fund and (b) agreed to terminate both the Co-Lending Agreement and its respective security interest as defined in the agreement. All accrued and unpaid interest were paid prior to conversion. KBIC balance which was not converted remained. Effective as of March 1, 2020, KBIC assigned the Kings Bay Note to Kings Bay Capital Management Ltd., a Cayman Islands company (“KBCM”).

Effective as of April 10, 2020, KBCM and the Company entered into an Assignment, Novation and Note Modification Agreement and a Security Agreement, pursuant to which, among other things, (a) the company assumed all of Magu Farm LLC’s rights, duties, liabilities and obligations under the Kings Bay Note, (b) the Kings Bay Note was modified, among other things, such that KBCM has the right to convert the Kings Bay Note into Class A Shares at the same conversion price accorded to the other Magu Farm Lenders, and (c) the obligations under the Kings Bay Note were secured by a pledge of the securities of Glass House’s subsidiaries but expressly subordinated to the holders of the Senior Convertible Notes. As a result of the modification, the Company recorded an loss on extinguishment of debt due to modification for approximately $389,000 which is included as a component of other income, net in the accompanying consolidated statement of operations. As of December 31, 2020 and 2019, the balance due to KBCM is $2,189,264 and $1,925,000, respectively.

(iii)	On October 5, 2019, G&H Supply Company LLC issued a promissory note in the original principal amount of $315,000 in favor of the Graham S. Farrar Living Trust established February 2, 2000 (the “Farrar Trust”), an affiliate of Graham Farrar (the “Original G&H / Farrar Note”). Effective as of February 20, 2020, Glass House executed and delivered to the Farrar Trust, and the Farrar Trust accepted, documentation in substantially the form of the approved Forms of Note Offering Documents to cancel and reissue the loan evidenced by the Original G&H / Farrar Note as part of the convertible debt offering. As of December 31, 2020 and 2019, the balance of these notes was $0, and $316,262, respectively.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

15.	NOTES PAYABLE- RELATED PARTIES (Continued)

Scheduled maturities of notes payable are as follows:

Principal
December 31:	Payments
2023	$2,189,264
2025	2,049,037
Total Future Minimum Principal Payments	$4,238,301

16.	SHAREHOLDERS’ AND MEMBERS EQUITY

Authorized

As of December 31, 2020, the authorized share capital of the Company is comprised of the following:

Class A Common Shares

The authorized total number of Class A Common Shares is 500,000,000. Holders of Class A Common Shares are entitled to notice of and to attend at any meeting of the shareholders of the Company and are entitled to one vote in respect of each Class A Common Share held. Class A Shares have no dividend preference senior or subordinated to other class of shares. Upon a liquidation event, Class A Common shareholders are entitled to their pro-rata portion of total equity instruments then outstanding.

On January 31, 2020, pursuant to the “Agreement, a Roll-up was consummated whereby the assets and liabilities of a combined group of companies were transferred into GH Group, Inc whereby GH Group, Inc. now owns and controls the interest of all the entities previously combined. As a result of the Roll-Up, the Company issued to the investors of the combined entities 197,650,255 Class A Common Shares.

On February 11, 2020, the Company issued 10,318,807 Class A Common Shares valued at $3,095,642 related to an acquisition, see Note 8.

In February 2020, the Company repurchased 2,068,898 Class A Common Shares from an investor and issued as part of the Convertible Debt raise in February 2020, $1,750,000 convertible notes. The Shares repurchased were simultaneously cancelled.

Class B Common Shares

The authorized total number of Class B Common Shares is 33,000,000. Holders of Class B Common Shares are entitled to notice of and to attend at any meeting of the shareholders of the Company and are entitled to fifty votes in respect of each Class B Common Share held. Class B Shares have no dividend preference senior or subordinated to other class of shares. Class B Common Shares are convertible at either the option of the holder or automatically upon certain events as defined in the articles of incorporation to shares of Class b Common Shares on a one-to-one basis. Upon a liquidation event, Class B Common shareholders are entitled to their pro-rata portion of total equity instruments then outstanding.

In January 2020 as part of the roll up and re-organization, the Company issued 32,295,270 class B Common Shares to related parties, see Note 20.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

16.	SHAREHOLDERS’ AND MEMBERS EQUITY

Preferred Shares

The authorized total number of Preferred Shares is 50,000,000. Holders of Preferred Shares are entitled to notice of and to attend at any meeting of the shareholders of the Company and are not entitled to votes. Preferred Shares have no dividend preference senior or subordinated to other class of shares and are not convertible into other classes of shares. Upon a liquidation event, Preferred shareholders are entitled to their pro-rata portion of total equity instruments then outstanding.

Non-Controlling Interest

Non-controlling interest represents equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.

During the years ended December 31, 2020, 2019 and 2018, the Company recorded a (loss) / income attributable to non-controlling interest of $0, ($511,465) and $211,396, respectively. The Company received contributions from non-controlling members in the amount of $272,800 and $100,000 and issued equity interest to non-controlling members valued at $1,240,000 and $792,000 for services performed during the year ended December 31, 2019 and 2018, respectively. The equity issuances to non-controlling interest members were fair valued using the estimated fair value of the equity of the Company as determined by a valuation specialist using level 3 inputs from the Company consisting of, but not limited to future profitability of the Company and industry data. During the year ended December 31, 2020, as part of the roll-up transaction, the Company acquired all the membership interest from the combined entities and the non-controlling members, resulting in the non-controlling interest balance of $3,554,731 being reclassed to controlling interest during the year ended December 31, 2020.

17.	SHARE-BASED COMPENSATION

The Company has an equity incentive plan (the “Incentive Plan”) under which the Company may issue various types of equity instruments or instruments that track to equity, more particularly the Company’s Class A Common stock to any employee, officer, consultants or director. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, stock appreciation rights, restricted stock and or other awards. (together, “Awards”). Share based compensation expenses are recorded as a component of general and administrative to the extent that the Company has not appointed a Compensation Committee, all rights and obligations under the Incentive Plan shall be those of the full Board of Directors. The maximum number of Awards that may be issued under the Incentive Plan shall be 63,753,020. If an Award expires, becomes unexercisable, or is cancelled, forfeited or otherwise terminated without having been exercised or settled in full, as the case may be, the shares allocable to the unexercised portion of the Award shall again become available for future grant or sale under this Incentive Plan (unless this Plan has terminated). Shares that have been issued under this plan shall not be returned to this Incentive Plan. However, the following shares shall again become available for future grant under this Incentive Plan: (i) any shares that are reacquired by the Company pursuant to any forfeiture provision, right of repurchase or redemption; and (ii) any shares that are retained by the Company upon the exercise of or purchase of shares under an Award in order to satisfy the exercise price or purchase price for the Award or to satisfy any withholding taxes due with respect to such exercise or purchase. Vesting of Awards will be determined by the Compensation Committee or Board of Directors in absence of one. The exercise price for Awards (if applicable) will generally not be less than the fair market value of the Award at the time of grant and will generally expire after 5 years.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

17.	SHARE-BASED COMPENSATION (Continued)

Stock Options

A reconciliation of the beginning and ending balance of stock options outstanding is as follows:

		Weighted-
	Number of	Average
	Stock Options	Exercise Price
Balance as of January 1, 2019	-	$-
Granted	50,575,080	$0.22
Balance as of December 31, 2019	50,575,080	$0.22
Granted	4,696,786	$0.30
Forfeited	(6,868,242)	$0.22
Balance as of December 31, 2020	48,403,624	$0.23

The following table summarizes the stock options that remain outstanding as of December 31, 2020:

Security Issuable	Exercise Price	Expiration Date	Stock Options Outstanding	Stock Options Exercisable
Class A Common Shares	$0.22	September 2029	43,706,838	20,880,755
Class A Common Shares	$0.30	April 2030	4,696,786	-
			48,403,624	20,880,755

For the years ended December 31, 2020 and 2019, the fair value of stock options granted with a fixed exercise price was determined using the Black-Scholes option-pricing model with the following assumptions at the time of grant:

	2020	2019
Weighted-Average Risk-Free Annual Interest Rate	0.31%	1.53%
Weighted-Average Expected Annual Dividend Yield	0.0%	0.0%
Weighted-Average Expected Stock Price Volatility	85.3%	85.3%
Weighted-Average Expected Life in Years	4.00	4.00
Weighted-Average Estimated Forfeiture Rate	0.0%	0.0%

Stock price volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly-traded cannabis companies. The expected life represents the period of time that stock options granted are expected to be outstanding. The risk-free rate was based on United States Treasury zero coupon bond with a remaining term equal to the expected life of the options.

During the years ended December 31, 2020 and 2019, the weighted-average fair value of stock options granted was $0.18 and $0.013, respectively, per option. As of December 31, 2020 and 2019, stock options outstanding have a weighted-average remaining contractual life of 8.8 years and 9.8 years, respectively.

For the years ended December 31, 2020 and 2019, the Company recognized $2,547,792 and $641,285, respectively in share-based compensation expense related to these stock options. The remaining share-based compensation recognized for the years ended December 31, 2019 and 2018 are related to equity issued to consultants in the amount of $1240,000 and $792,000, respectively.

As of December 31, 2020 and 2019, there were approximately $3,553,000 and $6,192,000 in unrecognized share-based compensation cost.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

17.	SHARE-BASED COMPENSATION (Continued)

Warrants

A reconciliation of the beginning and ending balance of warrants outstanding is as follows:

Weighted-
	Number of	Average
	Warrants	Exercise Price
Balance as of January 1, 2019	-	$-
Granted	-	$-
Balance as of December 31, 2019	-	$-
Granted	1,968,300	$0.16
Balance as of December 31, 2020	1,968,300	$0.16

The following table summarizes the warrants that remain outstanding as of December 31, 2020:

Security Issuable	Exercise Price	Expiration Date	Warrants Outstanding	Warrants Exercisable
Class A Common Shares	$0.16	July 2023	1,968,300	1,968,300
			1,968,300	1,968,300

For the year ended December 31, 2020, the fair value of warrants granted with a fixed exercise price was determined using the Black-Scholes option-pricing model with the following assumptions at the time of grant:

Weighted-Average Risk-Free Annual Interest Rate	0.31%
Weighted-Average Expected Annual Dividend Yield	0.0%
Weighted-Average Expected Stock Price Volatility	85.3%
Weighted-Average Expected Life in Years	3
Weighted-Average Estimated Forfeiture Rate	0.0%

Stock price volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly-traded cannabis companies. The expected life represents the period of time that stock options granted are expected to be outstanding. The risk-free rate was based on United States Treasury zero coupon bond with a remaining term equal to the expected life of the options.

During the year ended December 31, 2020, the weighted-average fair value of warrants granted was $0.22, per warrant. As of December 31, 2020, warrants outstanding have a weighted-average remaining contractual life of 2.6 years. There were no warrants issued our outstanding for the year ended December 31, 2019.

The Company evaluated its agreements related to the warrants issued during the year ended December 31, 2019 and determined that the warrants were not derivatives or contained features that qualify as embedded derivatives.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

18.	PROVISION FOR INCOME TAXES AND DEFERRED TAXES

Provision for income taxes consists of the following for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Current:
Federal	$3,543,578	$582,081	$247,338
State	1,544,371	175,887	129,546
Total Current	5,087,949	757,968	376,884
Deferred:
Federal	1,229,887	221,870	(19,761)
State	100,697	(7,318)	229
Total Deferred	1,330,584	214,552	(19,532)
Total Provision for Income Taxes	$6,418,533	$972,520	$357,352

As of December 31, 2020 and 2019, the components of deferred tax assets and liabilities were as follows:

	2020	2019
Deferred Tax Assets:
State taxes	$6,130	$26,806
Allowance for doubtful accounts	13,992	-
Deferred rent	25,995	75,475
Non-qualified stock options	572,999	-
Operating losses	5,937,406	469,764
Total Deferred Tax Assets	6,556,522	572,045
Valuation Allowance	(6,510,405)	(423,034)
Net Deferred Tax Assets	$46,117	$149,011

	2020	2019
Deferred Tax Liabilities:
Property, Plant & Equipment	$(1,273,724)	$(239,010)
Basis in subsidiary entity	(192,976)	-
Total Deferred Tax Liabilities	(1,466,700)	(239,010)
Net Deferred Tax Liabilities	$(1,420,583)	$(89,999)

The reconciliation between the effective tax rate on income and the statutory tax rate is as follows for the year ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Income tax expense at federal rate	$(505,820)	$(1,415,675)	$595,544
State taxes and fees	1,464,420	136,464	112,227
IRS Section 280E disallowance	914,042	781,245	30,936
Uncertain tax position	306,115	98,575	-
Change in valuation allowance	4,279,589	422,866	15,898
Interest on convertible debt	160,588	-	-
Other permanent differences	(200,401)	(20,475)	1,844
Income not taxed at entity level	-	969,520	(399,097)
Reported Income Tax Expense	$6,418,533	$972,520	$357,352

GH GROUP, INC.
Notes to Consolidated and Combined Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

18.	PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES (Continued)

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E (“Section 280E”) for U.S. federal income tax purposes under which the Company is only allowed to deduct expenses directly related to the sales of product. This results in permanent differences between ordinary and necessary business expenses deemed nonallowable under Section 280E, and the Company deducts all operating expenses on its state tax returns.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for years ended December 31, 2020, 2019 and 2018 is as follows:

	2020	2019
Balance at Beginning of Period	$543,243	$-
IRS Section 280E Positions	306,115	543,243
Balance at End of Period	$849,358	$543,243

The Company has determined that the tax impact of its corporate overhead allocation was not more likely than not to be sustained on the merits as required under ASC 740 due to the evolving interpretations of Section 280E. As a result, the Company included in the balance of total unrecognized tax benefits at December 31, 2020 and 2019, potential benefits of $849,358 and $543,243, respectively, that if recognized would impact the effective tax rate on income from continuing operations. Unrecognized tax benefits that reduce a net operating loss, similar to tax loss or tax credit carryforwards, are presented as a reduction to deferred income taxes.

The Company’s evaluation of tax positions was performed for those tax years which remain open to for audit. The Company may from time to time, be assessed interest or penalties by the taxing authorities, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company is assessed for interest and/or penalties, such amounts will be classified as income tax expense in the financial statements.

As of December 31, 2020, the federal tax returns since 2017 and state tax returns since 2016 are still subject to adjustment upon audit. No tax returns are currently being examined by any taxing authorities. While it is reasonably possible that certain portions of the unrecognized tax benefit may change from a lapse in applicable statute of limitations, it is not possible to reasonably estimate the effect of any amount of such a change to previously recorded uncertain tax positions in the next 12 months.

19.	COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2020 and 2019, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

GH GROUP, INC.
Notes to Consolidated and Combined Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

19.	COMMITMENTS AND CONTINGENCIES (Continued)

Royalty

Effective as of May 9, 2019, Sweet & Salty, Inc., a California corporation (“Lender”) and GH Brands LLC, a California limited liability company (“GH Brands”) entered into the License and Services Agreement, pursuant to which Lender granted to GH Brands an exclusive, transferable, sublicensable, right and license to use, exploit and incorporate the name, nicknames, initials, signature, voice, image, likeness, and photographic or graphic representations of likeness, statements and biography of the artist Annabella Avery Thorne pka Bella Thorne for all purposes relating to or in connection with the development, quality control, cultivation, extraction, manufacture, production, branding, testing, advertising, marketing, promotion, commercialization, packaging, distribution, exploitation and/or sale of the products of GH Brands and its affiliates. The term of License and Service Agreement is 3 years, with the right to renew upon 60-days prior notice for additional 2-year term. Royalty fees for Bella boxes are 10% for the 1st year and 12% for 2-5 years. Royalty fees for flower products and accessories are 6% for the 1st year, 7% for the 2nd year and 8% for 3-5 years. Minimum guarantee fees are recoupable against royalties for an initial term of $1,000,000 ($50,000 initial payment, $200,000 for the 1st year, $375,000 for the 2nd year and $375,000 for the 3rd year). For a renewal term, the minimum guarantee fee is $1,500,000 ($750,000 for the 4th year, $750,000 for the 5th year). During the year ended December 31, 2020, 2019 and 2018, the Company recognized expenses related to these royalties in the amount of $137,500, $166,667 and $0, respectively. As of December 31, 2020 and 2019, the Company has no amounts due under this royalty agreement.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatening lawsuits that could be reasonably assessed to have resulted in a probable loss to the Company in an amount that can be reasonably estimated. As such, no accrual has been made in the consolidated and combined financial statements relating to claims and litigations. As of December 31, 2020, there are also no proceedings in which any of the Company’s directors, officers or affiliates is an adverse party to the Company or has a material interest adverse to the Company’s interest.

20.	RELATED PARTY TRANSACTIONS

Incubation Services

Effective January 1, 2019, Glass House and Magu Capital LLC, a California limited liability company (“Magu Capital”), entered into a Services and Incubation Agreement (the “Services and Incubation Agreement”), pursuant to which Magu Capital agreed to perform certain advisory and business “incubation” services for Glass House (and incur certain fees and expenses on behalf of Glass House as part of and as performance for such services) (collectively, the “Incubation”) in consideration of Glass House’s agreement to issue to Magu Capital, upon a date certain following the closing of the Roll-Up as reasonably determined by the board of directors of Glass House, a warrant to purchase a fixed number of Class A Shares at an agreed upon strike price and no later than three years following the grant date.

On July 23, 2020, Glass House issued to Magu Capital a Warrant to Purchase Exercise Shares (the “Magu Capital Warrant”), in full satisfaction of Glass House’s obligations under the Services and Incubation Agreement to compensate Magu Capital for the Incubation. The value of the warrants was fair valued at approximately $427,000. The Company recorded a gain on extinguishment of the liability in the amount of approximately $573,000 which is recorded as a component of other income in the accompanying consolidated statement of operations. The balance due to Magu Capital as of December 31, 2020 and 2019 was $0 and$1,773,879, respectively and is included as a component of accounts payable and accrued liabilities in the consolidated and combined balance sheet.

Issuance of Class B Common Shares for Management Services

In January 2020, the Company as part of the roll up and re-organization: (a) issued to APP Investment Advisors LLC, a California limited liability company (“APP Investment Advisors”), an affiliate of certain significant shareholders, 9,047,226 shares of Class B common shares of Glass House (“Class B Shares”), in exchange for certain management services rendered by APP Investment Advisors for AP Investment Fund; and (b) issued to Magu Capital, an affiliate of certain significant shareholders, 23,248,044 Class B Shares, in exchange for certain management services rendered by Magu Capital for CA Brand Collective, Magu Investment Fund and MG Padaro Fund.

GH GROUP, INC.
Notes to Consolidated and Combined Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

20.	RELATED PARTY TRANSACTIONS (Continued)

Asset Management Fees – Related Party

The Company has an agreement with certain related parties which provide asset management services. Fees are paid quarterly. For the year ended December 31, 2020, 2019 and 2018, the Company incurred expenses of approximately $0, $822,000 and $590,000, respectively.

21.	SEGMENTED INFORMATION

The Company currently operates in one segment, the production and sale of cannabis products, which is how the Company’s Chief Operating Decision Maker manages the business and makes operating decisions. All the Company’s operations are in the United States of America in the State of California. Intercompany sales and transactions are eliminated in consolidation.

22.	REVENUES, NET

Revenues are disaggregated as follows for the years ending December 31, 2020, 2019 and 2018:

	2020	2019	2018
Retail	$14,503,125	$4,176,773	$-
Wholesale	33,756,476	12,478,363	8,395,326
Other	-	286,290	571,960
Revenues, Net	$48,259,601	$16,941,426	$8,967,286

23.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 4, 2021, which is the date these consolidated and combined financial statements were issued, and has concluded that the following subsequent events have occurred that would require recognition in the consolidated and combined financial statements or disclosure in the notes to the consolidated and combined financial statements.

Acquisition of Farmacy Berkeley

On January 1, 2021 the Company completed an acquisition of 100% of the equity interests of iCANN, LLC dba Farmacy Berkeley (“iCANN”) a licensed retail cannabis company located in Berkeley, California. Pursuant to the terms of the merger agreement between a subsidiary of the Company and iCANN the following occurred: (i) the Company elected to convert earlier issued convertible notes with principal amount of $2,000,000 and accrued interest of $45,309 into equity interests of iCANN; (ii) the Company paid $ 400,000 in cash to four holders of iCANN equity interests: (iii) the Company issued 7,554,679 Class A Common shares to holders of iCANN equity interests; and (iv) the Company issued an additional 500,000 Class A Common shares to brokers and consultants.

Engagement of Canaccord Genuity

Effective as of February 10, 2021 GH Group Inc. (“GH Group”) and Canaccord Genuity Corp. (“Canaccord Genuity”) entered into an Engagement Agreement pursuant to which GH Group agreed to appoint Canaccord Genuity as financial advisor to GH Group in connection with a merger by and between GH Group, Inc. and Mercer Park Brand Acquisitions Corp. (the “SPAC”). The fees: $2,000,000, of which $1,000,000 to be paid in cash and $1,000,000, in freely tradeable shares of the SPAC, where each share of the SPAC is valued at $10.00 per share, payable if merger is completed during the term of the engagement, or within a period of 12 months after the termination of this engagement, plus expenses limited to the amount of $25,000. The term of the engagement: from December 30, 2020 until the earlier of the date the merger is completed and date upon which the engagement is terminated by either party hereto by written notice of termination delivered to the other party.

GH GROUP, INC.
Notes to Consolidated and Combined Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

23.	SUBSEQUENT EVENTS (Continued)

Acquisition Agreement – Mercer Park Brand Acquisition Co.

On December 29th 2020 the Company and Mercer Park Brand Acquisition Corporation, an Ontario special purpose acquisition corporation (“Mercer Park”) that is traded on the NEO exchange in Canada entered into a letter of intent (“LOI”) whereby Mercer Park would acquire all of the equity interests by merger of the Company for $325,000,000 in Mercer Park shares at $ 10.00 per share. At the close of the proposed merger: (i) Mercer Park is required to possess $185,000,000 in cash net of all closing and other expenses; (ii) the founders of the Company would possess the majority of voting rights; (iii) Mercer Park would designate one board director, Glass House would designate four directors and an additional two will be neutral and chosen by mutual agreement. Further, of the 10,889,750 founders shares of Mercer Park 25% will be earned only if the share price exceeds certain thresholds and for any earned Glass House Group shareholders will receive 1.5 times such number of shares; an additional 25% will be earned based on outcomes of capital raising activities, if required, or if the share price exceeds certain further thresholds. On April 8, 2021 a series of definitive agreements were entered into containing the terms outlined above.

Proposed Transaction

Effective February 23, 2021 GH Group, Inc. entered into a Merger and Exchange Agreement with Element 7 CA, LLC (“E7”) whereby GH Group, Inc. would obtain all of the equity interest held by E7 in seventeen in-process license applications, some of which are partially owned. GH Group, Inc. is obligated to purchase all such interests of each license that meets the conditions for sale and E7 is obligated to sell such equity interests. The consideration of $1,500,000 for 100% of the E7’s equity interests in each license holding entity payable in shares of post-close Mercer Park Brand Acquisition Corp. at $10 per share. Conditions to close include the closing of the Mercer Park merger, the availability of $25,000,000 for development of retail licenses, and the delivery by E7 of certain leases.

GH Group has executed an agreement with Element 7, LLC (“Element 7”) whereby GH Group has the right, subject to satisfactory completion of due diligence and other conditions, to acquire entities which are in the process of applying for up to 17 local retail cannabis licenses in California. A subsidiary of GH Group will have the right to acquire membership interests of Element 7 entities, by way of merger, in exchange for shares of Mercer Park, with shares issued at $10.00 per share. This could result in the issuance of up to 2,400,000 shares in the amount up to $24 million.

Camarillo Farm Transaction

CEFF Camarillo Property, LLC (“CEFF Camarillo Propco”), CEFF Camarillo Holdings, LLC (“CEFF Parent”, and together with CEFF Camarillo Propco, the “CEFF Parties”) are the owners of the California Option Assets (as defined in the California Option Agreement (as defined below)), including, without limitation, that certain approximately 160-acre real property and agricultural facility located thereon, located at 645 Laguna Road, City of Camarillo, County of Ventura California (APN: 230-0-071-345) (the “Real Property”).

Pursuant to that certain Option Agreement (California Option Assets), dated December 28, 2018, by and among the CEFF Parties and GIPI (as defined below) Glass Investments Projects, Inc., a Delaware corporation (“GIPI”) (the “Original California Option Agreement”), as amended by (i) the First Amendment to Option Agreement (California Option Assets), dated March 23, 2020, by and among the CEFF Parties and GIPI (“First Amendment”) and (ii) the Second Amendment to Option Agreement (California Option Assets), dated February 20, 2021, by and among the CEFF Parties and GIPI (“Second Amendment”) (as amended by the First Amendment and Second Amendment, collectively, the “California Option Agreement”), GIPI holds an option to purchase the California Option Assets (the “Option” and collectively with all rights, option and interests held by GIPI in, to and under the California Option Agreement including, without limitation, the Real Property and other California Option Assets, the “Option Rights”).

GH GROUP, INC.
Notes to Consolidated and Combined Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

23.	SUBSEQUENT EVENTS (Continued)

Effective as of February 13, 2021, Glass House, Mercer Park Brand Acquisition Corp., a British Columbia corporation (“Mercer Park”, together with Glass House, “GH/MPBAC”) and GIPI entered into that certain letter agreement (the “Camarillo Acquisition Agreement”), pursuant to which, among other things, (i) GIPI agreed to sell the Option Rights to GH/MPBAC or their designee, and (ii) in acknowledgment of the Camarillo Acquisition Agreement being an interim agreement, GH/MPBAC and GIPI agreed to negotiate and document, for the transactions contemplated by the Camarillo Acquisition Agreement, the terms and conditions of the Definitive Agreements (as defined in the Camarillo Acquisition Agreement), including, without limitation, an Agreement to Assign an Option to Acquire Real Estate to be entered into by and among, GIPI, GH Camarillo LLC, a Delaware limited liability company and wholly-owned subsidiary of Glass House (“GH Camarillo”), as the designee of Glass House pursuant to the Camarillo Acquisition Agreement, and Mercer Park (the “Definitive Option PSA”). As of the date hereof, the Definitive Option PSA has not been finalized.

Effective as of February 20, 2021, GIPI exercised the Option via a letter which was delivered to the CEFF Parties pursuant to Section 2.3 of the California Option Agreement (the “Exercise Notice”). The Exercise Notice has been signed by the CEFF Parties to acknowledge, among other things, that GIPI has validly exercised the Option in accordance with the California Option Agreement.

Prior to the expiration of the Contingency Period (as defined in the Second Amendment), the CEFF Parties, as seller, and GH Camarillo, as buyer, will have agreed to negotiate in good faith and attempt to finalize a definitive purchase and sale agreement for the Real Property (the “Definitive Property PSA”) and other related agreements and instruments for the transactions contemplated by the California Option Agreement.

Effective as of February 20, 2021, and in connection with the Camarillo Acquisition Agreement, GIPI, GH Camarillo and Peninsula Escrow, Inc., a California corporation (“Escrow Holder”), have entered into that certain Escrow Agreement (Camarillo Acquisition Agreement) (the “Camarillo Acquisition Escrow Agreement”), pursuant to which, among other things, the Escrow Holder has agreed to hold, administer, and disburse a $2,000,000 cash deposit (the “COA Deposit”) in one or more segregated, interest-bearing money market accounts in accordance with the terms of the Camarillo Acquisition Agreement, and the express instructions provided by GH Camarillo.

Effective as of February 20, 2021, and in connection with the California Option Agreement, GH Camarillo, the CEFF Parties and Escrow Holder, have entered into that certain Escrow Agreement (California Option Agreement), pursuant to which, among other things, the Escrow Holder has agreed to hold, administer, and disburse the COA Deposit, and assuming GH Camarillo has not terminated the Camarillo Acquisition Agreement, the Camarillo Acquisition Escrow Agreement, the Definitive Option PSA or the Definitive Property PSA, on or before the expiration of the Contingency Period, an additional $8,000,000 cash deposit (the “Additional Deposit”) in one or more segregated, interest-bearing money market accounts in accordance with the terms of the California Option Agreement, and the express instructions provided by GH Camarillo.

Effective as of February 22, 2021, BFP made a $2,000,000 unsecured bridge loan to Glass House at market terms for the express and only purpose of funding the COA Deposit, pursuant to an Unsecured Promissory Note issued to BFP (the “BFP Bridge Note”). Further, assuming GH Camarillo has not terminated the Camarillo Acquisition Agreement, the Camarillo Acquisition Escrow Agreement, the Definitive Option PSA or the Definitive Property PSA, Glass House intends to complete on or before March 22, 2021, an approximately $12,000,000 Qualified Financing (as defined in the Senior Convertible Notes), pursuant to which it will repay the BFP Bridge Note, fund the Additional Deposit, and fund certain other required expenditures of Glass House.

Effective as of March 3, 2021 Glass House assigned all of its membership interests in Field Investment Co., LLC a subsidiary and its subsidiaries Field Taste Matters, Inc., ATES Enterprises, LLC, and Zer One Seven Management, LLC for de minimis consideration to an unrelated party.

BUD AND BLOOM

COMBINED FINANCIAL STATEMENTS

AS OF

AUGUST 31, 2019 AND DECEMBER 31, 2018

AND FOR THE PERIOD ENDED

AUGUST 31, 2019 AND YEAR ENDED DECEMBER 31, 2018

BUD AND BLOOM

Index to Combined Financial Statements

Page(s)

Report of Independent Registered Public Accounting Firm	F-108

Combined Balance Sheets	F-109

Combined Statements of Operations	F-110

Combined Statements of Changes in Members’ Deficit	F-111

Combined Statements of Cash Flows	F-112

Notes to Combined Financial Statements	F-113 - F-121

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members

Bud and Bloom

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of Bud and Bloom (the “Company”) as of August 31, 2019 and December 31, 2018, and the related combined statements of operations, changes in members’ equity, and cash flows for the period ended August 31, 2019 and for the year ended December 31, 2018, and the related notes to the combined financial statements (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2019 and December 31, 2018, and the combined results of its operations and its cash flows for the period ended August 31, 2019 and for the year ended December 31, 2018, in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Los Angeles, California

May 4, 2021

Macias Gini & O’Connell LLP
2029 Century Park East, Suite 1500
Los Angeles, CA 90067	www.mgocpa.com

BUD AND BLOOM
Combined Balance Sheets
As of August 31, 2019 and December 31, 2018

	2019	2018
ASSETS
Current Assets:
Cash and Cash Equivalents	$390,290	$234,630
Prepaid Expenses and Other Current Assets	46,287	21,157
Inventory	289,797	141,963

Total Current Assets	726,374	397,750
Deferred Tax Assets	103,611	138,635
Property and Equipment, Net	589,857	638,599
Other Assets	36,000	20,000
TOTAL ASSETS	$1,455,842	$1,194,984
LIABILITIES AND MEMBERS' DEFICIT
LIABILITIES:
Current Liabilities:
Accounts Payable and Accrued Liabilities	$358,240	$385,496
Income Taxes Payable	776,428	434,547
Current Portion of Notes Payable to Related Parties	2,720,457	-
Total Current Liabilities	3,855,125	820,043
Deferred Rent	220,018	210,602
Notes Payable to Related Parties, Net of Current Portion	-	2,678,642
TOTAL LIABILITIES	4,075,143	3,709,287
MEMBERS’ DEFICIT:
Members' Deficit	(2,619,301)	(2,514,303)
Total Members' Deficit	(2,619,301)	(2,514,303)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$1,455,842	$1,194,984

The accompanying notes are an integral part of these combined financial statements.

BUD AND BLOOM
Combined Statements of Operations
For The Period Ended August 31, 2019 and For The Year Ended December 31, 2018

	2019	2018
Revenues, Net	$3,809,773	$4,249,638
Cost of Goods Sold	2,232,857	2,890,836
Gross Profit	1,576,916	1,358,802
Expenses:
General and Administrative	920,442	1,350,857
Sales and Marketing	129,010	173,918
Professional Fees	70,592	127,500
Depreciation and Amortization	62,374	90,238
Total Expenses	1,182,418	1,742,513
Income (Loss) from Operations	394,498	(383,711)
Other Expense (Income):
Interest Expense	354,162	256,343
Other Income, Net	(34,742)	(5,092)
Total Other Expense	319,420	251,252
Income (Loss) from Operations Before Provision for Income Taxes	75,078	(634,962)
Provision for Income Taxes	430,205	250,493
Net Loss	$(355,127)	$(885,455)

The accompanying notes are an integral part of these combined financial statements.

BUD AND BLOOM
Combined Statements of Changes in Members’ Equity
For The Period Ended August 31, 2019 and For The Year Ended December 31, 2018

BALANCE AS OF JANUARY 1, 2018	$(1,624,632)
Net Loss	(885,455)
Distributions	(4,216)
BALANCE AS OF DECEMBER 31, 2018	(2,514,303)
Net Loss	(355,127)
Non-Cash Contributions	250,129
BALANCE AS OF AUGUST 31, 2019	$(2,619,301)

The accompanying notes are an integral part of these combined financial statements.

BUD AND BLOOM
Combined Statements of Cash Flows
For The Period Ended August 31, 2019 and For The Year Ended December 31, 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(355,127)	$(885,455)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:
Deferred Tax (Recovery) Expense	35,024	(66,856)
Accrued Interest Capitalized to Notes Payable	153,090	185,376
Amortization of Debt Discount	201,072	70,967
Depreciation and Amortization	62,374	90,238
Changes in Operating Assets and Liabilities:
Prepaid Expenses and Other Current Assets	(25,129)	(21,157)
Inventory	(147,833)	67,459
Other Assets	(16,000)	2,700
Accounts Payable and Accrued Liabilities	(27,256)	356,986
Income Taxes Payable	341,880	246,529
Deferred Rent	9,416	64,124
NET CASH PROVIDED BY OPERATING ACTIVITIES	231,512	110,911
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(13,632)	(15,600)
NET CASH USED IN INVESTING ACTIVITIES	(13,632)	(15,600)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of Notes Payable to Related Parties	-	50,000
Payments on Notes Payable to Related Parties	(62,219)	(28,401)
Distributions	-	(4,216)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(62,219)	17,383
NET INCREASE IN CASH AND CASH EQUIVALENTS	155,661	112,694
Cash and Cash Equivalents, Beginning of Period	234,630	121,936
CASH AND CASH EQUIVALENTS, END OF PERIOD	$390,291	$234,630
SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION
Cash Paid for Interest	$354,162	$256,343
Cash Paid for Taxes	$330,570	$214,738
NON - CASH TRANSACTIONS
Increase in Notes Payable to Related Parties for relief of Accrued Liabilities	$-	$43,500
Non-Cash Contribution for the Relief of Owner Notes Payable	$250,129	$-

The accompanying notes are an integral part of these combined financial statements.

BUD AND BLOOM

Notes to Combined Financial Statements

For The Period Ended August 31, 2019 and For The Year Ended December 31, 2018

1.            NATURE OF OPERATIONS

Bud and Bloom (“the Company”) consists of the combined financial statements of Saint Gertrude Management Company, LLC (“SGMC”) and Bud and Bloom (“BNB”). The Company is a cannabis company that operates a dispensary in the city of Santa Ana, California.

COVID-19

In March 2020, a global pandemic was declared by the World Health Organization related to the rapidly growing outbreak of a novel strain of coronavirus, COVID-19. The pandemic is having an unprecedented impact on the U.S. economy as federal, state and local governments react to this public health crisis, which has created significant uncertainties. The Company is unable to currently quantify the economic effect, if any, of this increase on the Company’s results of operations.

These developments could have a material adverse impact on the Company’s combined revenues, combined results of operations and cash flows. This situation is rapidly changing and additional impacts to the business may arise that the Company is not aware of currently. The ultimate magnitude and duration of COVID-19, including the extent of its overall impact on the Company’s combined results of operations, financial position, liquidity or capital resources cannot be reasonably estimated at this time.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying combined financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and reflect the accounts and operations of the Company and those of the Company’s subsidiaries in which the Company has a controlling financial interest.

All intercompany transactions and balances have been eliminated in combination. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the combined financial position of the Company as of August 31, 2019 and December 31, 2018 and the combined results of operations and cash flows for the period ended August 31, 2019 and the year ended December 31, 2018 have been included. In accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”), the Company consolidates any variable interest entity (“VIE”), of which the Company is the primary beneficiary.

Basis of Combination

These combined financial statements as of August 31, 2019 and December 31, 2018 and for period ended August 31, 2019 and the year ended December 31, 2018 include the accounts of the Company, its wholly-owned subsidiaries and entities over which the Company has control or common ownership as defined in ASC 810. Subsidiaries over which the Company has control are fully consolidated from the date control commences until the date control ceases. Control exists when the Company has ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity. In assessing control, potential voting rights that are currently exercisable are taken into account.

Use of Estimates

The preparation of the combined financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the combined financial statements and the reported amounts of total net revenue and expenses during the reporting period. The Company regularly evaluates significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation of property and equipment, inventory valuation, long-lived asset impairment, fair value of financial instruments, compound financial instruments, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

BUD AND BLOOM

Notes to Combined Financial Statements

For The Period Ended August 31, 2019 and For The Year Ended December 31, 2018

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

Cash and cash equivalents comprised of cash and highly liquid investments that are readily convertible into known amounts of cash with original maturities of three months or less.

Inventory

Inventory is comprised entirely of finished goods and is stated at the lower of cost or net realizable value, with cost being determined on the first-in, first-out (“FIFO”) method of accounting. Net realizable value is determined as the estimated selling price in the ordinary course of business less estimated costs to sell. The Company periodically reviews inventory for obsolete, redundant and slow-moving goods and any such inventory is written down to net realizable value. Packaging and supplies are initially valued at cost. The reserve estimate for excess and obsolete inventory is based on expected future use. The reserve estimates have historically been consistent with actual experience as evidenced by actual sale or disposal of the goods. As of August 31, 2019 and December 31, 2018, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation and impairment losses, if any. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Furniture and Fixtures	5 Years
Leasehold Improvements	Shorter of Lease Term or Economic Life
Equipment and Software	3 – 5 Years

The assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting period and adjusted prospectively if appropriate. An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the combined statements of operations in the period the asset is derecognized.

Impairment of Long-Lived Assets

For purposes of the impairment test, long-lived assets such as property and equipment are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity-specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies, at the date of evaluation. The reversal of impairment losses is prohibited.

BUD AND BLOOM

Notes to Combined Financial Statements

For The Period Ended August 31, 2019 and For The Year Ended December 31, 2018

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

BNB accounts for income taxes under the liability approach. Under the liability approach, deferred income taxes are computed by applying enacted laws and currently enacted tax rates to the "temporary" differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

SGMC is treated as a partnership for federal and state income tax purposes. Consequently, income taxes are not payable by or provided for SGMC. Members are taxed individually on their share of SGMC’s earnings. Since the members are liable for individual federal and state income taxes on the SGMC's taxable income, the SGMC may disburse funds necessary to satisfy the members' estimated personal income tax liabilities. California imposes an LLC fee based on revenue, which is included in the provision for income tax.

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the combined balance sheet. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.

The Company follows accounting guidance issued by the FASB related to the application of accounting for uncertainty in income taxes. Under this guidance, the Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities”. Professional standards generally provide three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of Conventional Convertible Debt Instrument”.

The Company accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance ASC 470, “Accounting for Convertible Securities with Beneficial Conversion Features”, as those professional standards pertain to “Certain Convertible Instruments”. Accordingly, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption. The Company also records when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. ASC 815 -40 provides that generally, if an event is not within the entity’s control could or require net cash settlement, then the contract shall be classified as an asset or a liability.

BUD AND BLOOM

Notes to Combined Financial Statements

For The Period Ended August 31, 2019 and For The Year Ended December 31, 2018

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Revenue is recognized by the Company in accordance with ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In order to recognize revenue under ASU 2014-09, the Company applies the following five (5) steps:

•	Identify a customer along with a corresponding contract;

•	Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;

•	Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;

•	Allocate the transaction price to the performance obligation(s) in the contract;

•	Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenue is recognized upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control upon delivery and acceptance by the customer. Fees collected related to taxes that are required to be remitted to regulatory authorities are recorded as liabilities and are not included as a component of revenues. Based on the Company’s assessment, the adoption of this new standard had no impact on the amounts recognized in its combined financial statements.

Cost of Sales

Cost of sales includes the costs directly attributable to product sales.

Advertising Costs

The Company expenses advertising costs as incurred. There were approximately $129,000 and $174,000 in advertising costs during the period ended August 31, 2019 and the year ended December 31, 2018, respectively.

Recently Issued Accounting Standards

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its combined balance sheets and combined results of operations.

Issued in February 2016, ASU No. 2016-02 established ASC Topic 842, Leases, as amended by subsequent ASUs on the topic, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires lessees to apply a two-method approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase. Lessees are required to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. Lessees will recognize expense based on the effective interest method for finance leases or on a straight-line basis for operating leases. The accounting applied by the lessor is largely unchanged from that applied under the existing lease standard. The Company will be required to record a right-of-use asset and lease liability equal to the present value of the remaining minimum lease payments and will continue to recognize expense on a straight-line basis upon adoption of this standard. The Company expects to record a decrease in long-term prepaid rent, reduction in its deferred rents, and an increase in lease liabilities and right of use assets upon adoption. The Company does not expect any impact to members’ equity (deficit) upon transition. ASU 2016-02 is effective for reporting periods beginning after December 15, 2020 for non-public entities.

BUD AND BLOOM

Notes to Combined Financial Statements

For The Period Ended August 31, 2019 and For The Year Ended December 31, 2018

3.            CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains cash at its physical location, which is not currently insured and cash with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition and results of operations. As of August 31, 2019 and December 31, 2018 and for the period ended August 31, 2019 and the year ended December 31, 2018, the Company has not experienced any losses with regards to its cash balances.

The Company provides credit in the normal course of business to customers located throughout California. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information. There were no customers that comprised more than 10% of the Company’s revenue for the period ended August 31, 2019 and the year ended December 31, 2018.

4.            PROPERTY AND EQUIPMENT

As of August 31, 2019 and December 31, 2018, property and equipment consist of the following:

	2019	2018
Furniture and Fixtures	$7,401	$7,401
Leasehold Improvements	738,178	738,178
Equipment and Software	91,122	77,491
Total Property and Equipment	836,701	823,070
Less Accumulated Depreciation	(246,844)	(184,471)
Property and Equipment, Net	$589,857	$638,599

Depreciation for the period ended August 31, 2019 and the year ended December 31, 2018 was $62,374 and $90,238, respectively.

5.            ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As of August 31, 2019 and December 31, 2018, accounts payable and accrued liabilities consist of the following:

	2019	2018
Accounts Payable	$243,943	$298,874
Accrued Liabilities	3,783	-
Accrued Payroll and Related Liabilities	12,151	15,180
Sales Tax and Cannabis Taxes	98,363	71,442
Total Accounts Payable and Accrued Liabilities	$358,240	$385,496

BUD AND BLOOM

Notes to Combined Financial Statements

For The Period Ended August 31, 2019 and For The Year Ended December 31, 2018

6.            NOTES PAYABLE TO RELATED PARTIES

As of August 31, 2019 and December 31, 2018, notes payable consist of the following:

	2019	2018
Loans to Owners and Officers	$-	$256,967
Loan to related Parties	2,720,457	2,421,675
Total Notes Payable	2,720,457	2,678,642
Less Current Portion of Notes Payable	(2,720,457)	-
Notes Payable, Net of Current Portion	$-	$2,678,642

The above noted notes payable are all due to related parties of the Company consisting of owners, officers and entities related to the Company’s members or board members of the Company.

The loans to related parties with an outstanding balance of $2,720,457 and $2,421,675 as of August 31, 2019 and December 31, 2018, respectively, were originally issued in October 2016 and matures in October 2021. The holders have the option to convert all but not less than all the outstanding principal and unpaid accrued interest into 50 percent of issued and authorized units of the Company.

On August 31, 2019, the owners of the Company forgave their notes payable due by the Company in the amount of $250,129. The note payable forgiven by the owners of the Company was recorded as a non-cash contribution to the Company.

Subsequent to August 31, 2019 as part of the acquisition by GH Group, Inc., $2,720,457 of related party convertible debt was converted to equity of the Company subsequent to the sale of the Company. See Note 10.

7.            MEMBERS’ DEFICIT

The Company is a limited liability company whereby allocations of profits, losses and distributions, if any, for each fiscal period or year are allocated pro rata in proportion to the member’s capital interest account.

8.            PROVISION FOR INCOME TAXES AND DEFERRED TAXES

Provision for income taxes consists of the following for the period ended August 31, 2019 and the year ended December 31, 2018:

	2019	2018
Current:
Federal	$391,959	$314,669
State	3,222	2,680
Total Current	395,181	317,349
Deferred:
Federal	(8,414)	(38,339)
State	43,438	(28,517)
Total Deferred	35,024	(66,856)
Total Provision for Income Taxes	$430,205	$250,493

BUD AND BLOOM

Notes to Combined Financial Statements

For The Period Ended August 31, 2019 and For The Year Ended December 31, 2018

8.            PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES (Continued)

As of August 31, 2019 and December 31, 2018, the components of deferred tax assets and liabilities were as follows:

	2019	2018
Deferred Tax Assets:
State taxes	$320	$168
Accrued Liabilities	-	4,551
Deferred rent	65,654	58,933
Operating losses	39,478	84,870

Total Deferred Tax Assets	$105,452	$148,522

	2019	2018
Deferred Tax Liabilities:
Property and Equipment	$(1,841)	$(1,194)
Other	-	(8,693)

Total Deferred Tax Liabilities	(1,841)	(9,887)

Net Deferred Tax Assets	$103,611	$138,635

The reconciliation between the effective tax rate on income and the statutory tax rate is as follows for the period ended August 31, 2019 and the year ended December 31, 2018:

	2019	2018
Income tax expense at federal rate	$21,812	$(159,404)
State taxes and fees	3,222	2,512
IRS Section 280E disallowance	138,196	189,953
Uncertain tax positions	146,312	142,560
Other permanent differences	34,718	(25,450)
Income not taxed at entity level	85,945	100,322

Reported Income Tax Expense	$430,205	$250,493

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E (“Section 280E”) for U.S. federal income tax purposes under which the Company is only allowed to deduct expenses directly related to the sales of product. This results in permanent differences between ordinary and necessary business expenses deemed nonallowable under Section 280E, and the Company deducts all operating expenses on its state tax returns.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

BUD AND BLOOM

Notes to Combined Financial Statements

For The Period Ended August 31, 2019 and For The Year Ended December 31, 2018

8.            PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES (Continued)

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for period ended August 31, 2019 and year ended December 31, 2018 is as follows:

	2019	2018
Balance at Beginning of Period	$298,356	$155,796
IRS Section 280E Positions	146,312	142,560
Balance at End of Period	$444,668	$298,356

The Company has determined that the tax impact of its corporate overhead allocation was not more likely than not to be sustained on the merits as required under ASC 740 due to the evolving interpretations of Section 280E. As a result, the Company included in the balance of total unrecognized tax benefits at August 31, 2019 and December 31, 2018, potential benefits of $444,668 and $298,356, respectively, that if recognized would impact the effective tax rate on income from continuing operations. Unrecognized tax benefits that reduce a net operating loss, similar to tax loss or tax credit carryforwards, are presented as a reduction to deferred income taxes.

The Company’s evaluation of tax positions was performed for those tax years which remain open to for audit. The Company may from time to time, be assessed interest or penalties by the taxing authorities, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company is assessed for interest and/or penalties, such amounts will be classified as income tax expense in the financial statements.

As of the August 31, 2019, the federal tax returns since 2017 and state tax returns since 2016 are still subject to adjustment upon audit. No tax returns are currently being examined by any taxing authorities. While it is reasonably possible that certain portions of the unrecognized tax benefit may change from a lapse in applicable statute of limitations, it is not possible to reasonably estimate the effect of any amount of such a change to previously recorded uncertain tax positions in the next 12 months.

9.            COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases property from a related party under a operating lease agreement that specifies minimum rentals. The lease expires in October 2027 and contains certain renewal provisions. The Company records rent expense on a straight-line basis. As of August 31, 2019 and December 31, 2018, deferred rent was $220,018 and $210,602, respectively. The Company’s rent expense was approximately $249,000 and $374,000 for the period ended August 31, 2019 and the year ended December 31, 2018, respectively, and is recorded in general and administrative expenses in the accompanying combined statements of operations.

Future minimum lease payments under non-cancelable operating leases with the related party having an initial or remaining term of more than one year are as follows:

December 31:
Four Months Remaining 2019	$121,800
2020	372,654
2021	383,834
2022	395,350
2023	407,206
Thereafter	1,220,396
Total Future Minimum Lease Payments	$2,901,240

BUD AND BLOOM

Notes to Combined Financial Statements

For The Period Ended August 31, 2019 and For The Year Ended December 31, 2018

9.            COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulations as of August 31, 2019, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of August 31, 2019, there were no pending or threatening lawsuits that could be reasonably assessed to have resulted in a probable loss to the Company in an amount that can be reasonably estimated. As such, no accrual has been made in the combined financial statements relating to claims and litigations. As of August 31, 2019, there are also no proceedings in which any of the Company’s directors, officers or affiliates is an adverse party to the Company or has a material interest adverse to the Company’s interest.

10.            SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 4, 2021, which is the date these combined financial statements were issued, and has concluded that the following subsequent events have occurred that would require recognition in the combined financial statements or disclosure in the notes to the combined financial statements.

Acquisition by GH Group, Inc.

Subsequent to August 31, 2019, GH Group, Inc. completed the acquisition of the Company for an aggregate consideration of $1,912,000 which is comprised of all cash at closing.

iCANN, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

ICANN, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members

iCANN, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of iCANN, LLC (the “Company”) as of December 31, 2020, 2019 and 2018, and the related statements of operations, changes in members’ equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Los Angeles, California

May 4, 2021

Macias Gini & O’Connell LLP
2029 Century Park East, Suite 1500
Los Angeles, CA 90067	www.mgocpa.com

iCANN, LLC

Balance Sheets

As of December 31, 2020, 2019 and 2018

	2020	2019	2018
ASSETS
Current Assets:
Cash and Cash Equivalents	$158,928	$37,290	$28,007
Prepaid Expenses	61,528	-	-
Inventory	343,289	-	-
Total Current Assets	563,745	37,290	28,007
Property and Equipment, Net	692,645	684,079	137,352
TOTAL ASSETS	$1,256,390	$721,369	$165,359

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

LIABILITIES:
Current Liabilities:
Accounts Payable and Accrued Liabilities	$875,599	$47,930	$4,902
Income Taxes Payable	209,466	2,400	1,600
Current Portion of Related Party Notes Payable	-	125,500	95,500
Current Portion of Convertible Debt	-	1,084,967	-
Total Current Liabilities	1,085,065	1,260,797	102,002
TOTAL LIABILITIES	1,085,065	1,260,797	102,002
MEMBERS’ EQUITY (DEFICIT):	171,325	(539,428)	63,357
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$1,256,390	$721,369	$165,359

The accompanying notes are an integral part of these financial statements.

iCANN, LLC

Statements of Operations

For The Years Ended December 31, 2020, 2019 and 2018

	2020	2019	2018
Revenues, Net	$3,607,307	$-	$-
Cost of Goods Sold	2,621,272	-	-

Gross Profit	986,035	-	-

Expenses:
General and Administrative	1,798,289	60,142	44,771
Sales and Marketing	166,784	9,736	2,728
Professional Fees	71,570	293,208	220,735
Depreciation and Amortization	108,672	-	-

Total Expenses	2,145,315	363,086	268,234

Loss from Operations	(1,159,280)	(363,086)	(268,234)

Other Expense (Income):
Interest Expense	327,104	12,169	-
Interest Income	-	(68)	(127)
Other Expense, Net	32,566	-	-

Total Other Expense (Income), Net	359,670	12,101	(127)

Loss from Operations Before Provision for Income Taxes	(1,518,950)	(375,187)	(268,107)
Provision for Income Taxes	207,868	800	800

Net Loss	$(1,726,818)	$(375,987)	$(268,907)

The accompanying notes are an integral part of these financial statements.

iCANN, LLC

Statements of Changes in Members’ Equity (Deficit)
For The Years Ended December 31, 2020, 2019 and 2018

BALANCE AS OF JANUARY 1, 2018	$(120,086)
Net Loss	(268,907)
Contributions	452,350
BALANCE AS OF DECEMBER 31, 2018	63,357
Net Loss	(375,987)
Equity Component of Convertible Debt	27,202
Distributions	(254,000)
BALANCE AS OF DECEMBER 31, 2019	(539,428)
Net Loss	(1,726,818)
Equity Component of Convertible Debt Amendments	234,462
Conversion of Convertible Debt	2,045,309
Conversion of Related Party Notes Payable	157,800
BALANCE AS OF DECEMBER 31, 2020	$171,325

The accompanying notes are an integral part of these financial statements.

iCANN, LLC

Statements of Cash Flows

For The Years Ended December 31, 2020, 2019 and 2018

	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(1,726,818)	$(375,987)	$(268,907)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities:
Accrued Interest Capitalized to Convertible Debt	36,484	8,825	-
Accrued Interest Capitalized to Related Party Notes	32,300	-	-
Amortization of Debt Discount	258,320	3,344	-
Depreciation and Amortization	108,672	-	-
Changes in Operating Assets and Liabilities:
Prepaid Expenses	(61,528)	-	-
Inventory	(343,289)	-	-
Accounts Payable and Accrued Liabilities	827,669	43,028	(30,421)
Income Taxes Payable	207,066	800	800
NET CASH USED IN OPERATING ACTIVITIES	(661,124)	(319,990)	(298,528)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(117,238)	(546,727)	(137,352)
NET CASH USED IN INVESTING ACTIVITIES	(117,238)	(546,727)	(137,352)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of Convertible Debt	900,000	1,100,000	-
Proceeds from the Issuance of Related Party Notes Payable	-	30,000	-
Contributions	-	-	452,350
Distributions	-	(254,000)	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	900,000	876,000	452,350
NET INCREASE IN CASH AND CASH EQUIVALENTS	121,638	9,283	16,470
Cash and Cash Equivalents, Beginning of Period	37,290	28,007	11,537
CASH AND CASH EQUIVALENTS, END OF PERIOD	$158,928	$37,290	$28,007
SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION
Cash Paid for Taxes	$806	$-	$-
NON - CASH TRANSACTIONS
Conversion of Convertible Debt to Equity	$2,045,309	$-	$-
Conversion of Related Party Notes Payable to Equity	$157,800	$-	$-
Equity Component of Convertible Debt	$-	$27,202	$-
Equity Component of Convertible Debt Amendments	$234,462	$-	$-

The accompanying notes are an integral part of these financial statements.

iCANN, LLC

Notes to Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

1.            NATURE OF OPERATIONS

iCANN, LLC (“the Company”) is a cannabis company that operates a dispensary in the city of Berkley, California.

COVID-19

In March 2020, a global pandemic was declared by the World Health Organization related to the rapidly growing outbreak of a novel strain of coronavirus, COVID-19. The pandemic is having an unprecedented impact on the U.S. economy as federal, state and local governments react to this public health crisis, which has created significant uncertainties. The Company is unable to currently quantify the economic effect, if any, of this increase on the Company’s results of operations.

These developments could have a material adverse impact on the Company’s revenues, results of operations and cash flows. This situation is rapidly changing and additional impacts to the business may arise that the Company is not aware of currently. The ultimate magnitude and duration of COVID-19, including the extent of its overall impact on the Company’s results of operations, financial position, liquidity or capital resources cannot be reasonably estimated at this time.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and reflect the accounts and operations of the Company.

Use of Estimates

The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of total net revenue and expenses during the reporting period. The Company regularly evaluates significant estimates and assumptions related to estimated useful lives, depreciation and amortization of property and equipment, inventory valuation, long-lived asset impairment, fair value of financial instruments, compound financial instruments, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Cash and Cash Equivalents

Cash and cash equivalents comprised of cash and highly liquid investments that are readily convertible into known amounts of cash with original maturities of three months or less.

Inventory

Inventory is comprised entirely of finished goods and is stated at the lower of cost or net realizable value, with cost being determined on the first-in, first-out (“FIFO”) method of accounting. Net realizable value is determined as the estimated selling price in the ordinary course of business less estimated costs to sell. The Company periodically reviews inventory for obsolete, redundant and slow-moving goods and any such inventory is written down to net realizable value. Packaging and supplies are initially valued at cost. The reserve estimate for excess and obsolete inventory is based on expected future use. The reserve estimates have historically been consistent with actual experience as evidenced by actual sale or disposal of the goods. As of December 31, 2020, 2019 and 2018, the Company determined that no reserve was necessary.

iCANN, LLC

Notes to Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation, amortization and impairment losses, if any. Depreciation and amortization is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Furniture and Fixtures	5 Years
Leasehold Improvements	Shorter of Lease Term or Economic Life
Equipment and Software	3 – 5 Years

The assets’ residual values, useful lives and methods of depreciation and amortization are reviewed at each reporting period and adjusted prospectively if appropriate. An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the statements of operations in the period the asset is derecognized.

Impairment of Long-Lived Assets

For purposes of the impairment test, long-lived assets such as property and equipment are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity-specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies, at the date of evaluation. The reversal of impairment losses is prohibited.

Income taxes

The Company is treated as a corporation for federal and state income tax purposes. Consequently the Company accounts for income taxes under the liability approach. Under the liability approach, deferred income taxes are computed by applying enacted laws and currently enacted tax rates to the "temporary" differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the balance sheet. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.

The Company follows accounting guidance issued by the FASB related to the application of accounting for uncertainty in income taxes. Under this guidance, the Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.

iCANN, LLC

Notes to Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities”. Professional standards generally provide three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of Conventional Convertible Debt Instrument”.

The Company accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance ASC 470, “Accounting for Convertible Securities with Beneficial Conversion Features”, as those professional standards pertain to “Certain Convertible Instruments”. Accordingly, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption. The Company also records when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. ASC 815-40 provides that generally, if an event is not within the entity’s control could or require net cash settlement, then the contract shall be classified as an asset or a liability.

Revenue Recognition

Revenue is recognized by the Company in accordance with ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In order to recognize revenue under ASU 2014-09, the Company applies the following five (5) steps:

•	Identify a customer along with a corresponding contract;

•	Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;

•	Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;

•	Allocate the transaction price to the performance obligation(s) in the contract;

•	Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenue is recognized upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control upon delivery and acceptance by the customer. Fees collected related to taxes that are required to be remitted to regulatory authorities are recorded as liabilities and are not included as a component of revenues. Based on the Company’s assessment, the adoption of this new standard had no impact on the amounts recognized in its financial statements.

Cost of Goods Sold

Cost of goods sold includes the costs directly attributable to product sales.

Advertising Costs

The Company expenses advertising costs as incurred. There were approximately $166,784, $9,736 and $2,728 in advertising costs during the years ended December 31, 2020, 2019 and 2018, respectively.

iCANN, LLC

Notes to Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

Fair Value

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

In accordance with the fair value accounting requirements, companies may choose to measure eligible financial instruments and certain other items at fair value. The Company has not elected the fair value option for any eligible financial instruments. There have been no transfers between fair value levels during the years ended December 31, 2020, 2019 and 2018.

Financial instruments are measured at amortized cost or at fair value. Financial instruments measured at amortized cost consist of accounts payable, accrued liabilities and income taxes payable wherein the carrying value approximates fair value due to its short-term nature. Other financial instruments measured at amortized cost include notes payable and convertible debt wherein the carrying value at the effective interest rate approximates fair value as the interest rate for notes payable and the interest rate used to discount the host debt contract for convertible debt approximate a market rate for similar instruments offered to the Company.

Recently Issued Accounting Standards

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The adoption of this ASU during the year ended December 31, 2020 had no material impact on these financial statements.

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its balance sheets and results of operations.

iCANN, LLC

Notes to Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Issued in February 2016, ASU No. 2016-02 established ASC Topic 842, Leases, as amended by subsequent ASUs on the topic, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires lessees to apply a two-method approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase. Lessees are required to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. Lessees will recognize expense based on the effective interest method for finance leases or on a straight-line basis for operating leases. The accounting applied by the lessor is largely unchanged from that applied under the existing lease standard. The Company will be required to record a right-of-use asset and lease liability equal to the present value of the remaining minimum lease payments and will continue to recognize expense on a straight-line basis upon adoption of this standard. The Company expects to record a decrease in long-term prepaid rent, reduction in its deferred rents, and an increase in lease liabilities and right of use assets upon adoption. The Company does not expect any impact to members’ equity (deficit) upon transition. ASU 2016-02 is effective for reporting periods beginning after December 15, 2020 for non-public entities.

3.            CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains cash at its physical location, which is not currently insured and cash with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition and results of operations. As of and for the years ended December 31, 2020, 2019 and 2018, the Company has not experienced any losses with regards to its cash balances.

4.            PROPERTY AND EQUIPMENT

As of December 31, 2020, 2019 and 2018, property and equipment consist of the following:

	2020	2019	2018
Furniture and Fixtures	$192,294	$-	$-
Leasehold Improvements	516,878	-	-
Equipment and Software	92,145	-	-
Construction in Progress	-	684,079	137,352
Total Property and Equipment	801,317	684,079	137,352
Less Accumulated Depreciation and Amortization	(108,672)	-	-
Property and Equipment, Net	$692,645	$684,079	$137,352

Depreciation and amortization for the years ended December 31, 2020, 2019 and 2018 was $108,672, $0 and $0, respectively.

iCANN, LLC
Notes to Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As of December 31, 2020, 2019 and 2018, accounts payable and accrued liabilities consist of the following:

	2020	2019	2018
Accounts Payable	$396,933	$37,391	$4,902
Accrued Liabilities	291,739	10,539	-
Accrued Payroll and Related Liabilities	53,363	-	-
Sales Tax and Cannabis Taxes	133,564	-	-
Total Accounts Payable and Accrued Liabilities	$875,599	$47,930	$4,902

During the year ended December 31, 2020, the Company began a customer loyalty rewards program that allows members to earn discounts on future purchases. Unused discounts earned by loyalty rewards program members are included in accrued liabilities and recorded as a sales discount at the time a qualifying purchase is made. The value of points accrued as of December 31, 2020 was $291,000. Currently, unused points do not expire in most cases.

6.	RELATED PARTY NOTES PAYABLE

As of December 31, 2020, 2019 and 2018, related party notes payable consist of the following:

	2020	2019	2018
Related Party Notes Payable	$-	$125,500	$95,500
Less Current Portion of Related Party Notes Payable	-	(125,500)	(95,500)
Related Party Notes Payable, Net of Current Portion	$-	$-	$-

The related party notes payable are due on demand and bear no interest. During the year ended December 31, 2020, to induce the holders to convert their amounts due to equity of the Company, the Company agreed to increase the amounts due in the form of additional interest in the amount of $32,300. The total balance converted to equity during the year ended December 31, 2020 was $157,800.

7.	CONVERTIBLE DEBT

As of December 31, 2020, 2019 and 2018, convertible debt consist of the following:

	2020	2019	2018
Convertible Debt	$-	$1,108,825	$-
Less Debt Discount	-	(23,858)	-
Total Convertible Debt	-	1,084,967	-
Less Current Portion of Convertible Debt	-	(1,084,967)	-
Convertible Debt, Net of Current Portion	$-	$-	$-

In July 2019, the Company entered into a letter of intent and a convertible facility term loan agreement with GH Group, Inc. The convertible facility term loan agreement allows up to a $2,000,000 term loan at a 2 percent interest rate and matures 3 years from the date of the first advance under the convertible facility term loan agreement. No prepayments are allowed. The convertible facility term loan agreement is convertible into 10 percent of the Company’s equity on a fully diluted basis and is only convertible upon the Company the final closing as defined in the letter of intent. During the years ended December 31, 2020 and 2019, the Company received $900,000 and $1,100,000 under the convertible facility term loan agreement, respectively. In December 2020, all outstanding principal and interest of $2,045,309 due under the convertible facility term loan agreement, were converted into equity of the Company.

iCANN, LLC
Notes to Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

8.	MEMBERS’ EQUITY (DEFICIT)

The Company is a limited liability company whereby allocations of profits, losses and distributions, if any, for each fiscal period or year are allocated pro rata in proportion to the member’s capital interest account. Certain members as defined in the operating agreement have a preference on distributions over other members when certain financial metrics are met for an initial period of 8 years. This initial period is automatically extended one additional 8-year term, if during each of the last three years of the initial term the Company’s revenue is $10,000,000.

9.	PROVISION FOR INCOME TAXES AND DEFERRED TAXES

Provision for income taxes consists of the following for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Current:
Federal	$207,068	$-	$-
State	800	800	800
Total Current	207,868	800	800
Total Provision for Income Taxes	$207,868	$800	$800

As of December 31, 2020, 2019 and 2018, the components of deferred tax assets were as follows:

	2020	2019	2018
Deferred Tax Assets:
Operating losses	$174,412	$40,137	$7,162
Valuation Allowance	(174,412)	(40,137)	(7,162)
Total Deferred Tax Assets	$-	$-	$-

The reconciliation between the effective tax rate on income and the statutory tax rate is as follows for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Income tax expense at federal rate	$(318,980)	$(78,334)	$(60,450)
State taxes and fees	800	800	800
IRS Section 280E disallowance	347,335	78,334	60,450
State Tax Carryforwards	(134,275)	(32,975)	(7,162)
Increase in Valuation Allowance	134,275	32,975	7,162
Uncertain tax positions	178,713	-	-
Reported Income Tax Expense	$207,868	$800	$800

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E (“Section 280E”) for U.S. federal income tax purposes under which the Company is only allowed to deduct expenses directly related to the sales of product. This results in permanent differences between ordinary and necessary business expenses deemed nonallowable under Section 280E, and the Company deducts all operating expenses on its state tax returns.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

iCANN, LLC
Notes to Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

9.	PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES (Continued)

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for years ended December 31, 2020, 2019 and 2018 is as follows:

	2020	2019	2018
Balance at Beginning of Period	$-	$-	$-
IRS Section 280E Positions	178,713	-	-
Balance at End of Period	$178,713	$-	$-

The Company has determined that the tax impact of its corporate overhead allocation was not more likely than not to be sustained on the merits as required under ASC 740 due to the evolving interpretations of Section 280E. As a result, the Company included in the balance of total unrecognized tax benefits at December 31, 2020, 2019 and 2018, potential benefits of $178,713, $0 and $0, respectively, that if recognized would impact the effective tax rate on income from continuing operations. Unrecognized tax benefits that reduce a net operating loss, similar to tax loss or tax credit carryforwards, are presented as a reduction to deferred income taxes.

The Company’s evaluation of tax positions was performed for those tax years which remain open to for audit. The Company may from time to time, be assessed interest or penalties by the taxing authorities, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company is assessed for interest and/or penalties, such amounts will be classified as income tax expense in the financial statements.

As of the December 31, 2020, the federal tax returns since 2018 and state tax returns since 2017 are still subject to adjustment upon audit. No tax returns are currently being examined by any taxing authorities. While it is reasonably possible that certain portions of the unrecognized tax benefit may change from a lapse in applicable statute of limitations, it is not possible to reasonably estimate the effect of any amount of such a change to previously recorded uncertain tax positions in the next 12 months.

10.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases property from a related party under an operating lease agreement that specifies minimum rentals. The lease expires in January 2031 and contains certain renewal provisions. The Company’s rent expense was $220,000, $4,955 and $12,576 for the years ended December 31, 2020, 2019 and 2018, respectively, and is recorded in general and administrative expenses in the accompanying statements of operations.

Future minimum lease payments under non-cancelable operating leases with the related party having an initial or remaining term of more than one year are as follows:

December 31:
2021	$240,000
2022	240,000
2023	240,000
2024	240,000
2025	240,000
Thereafter	1,220,000
Total Future Minimum Lease Payments	$2,420,000

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2020, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

iCANN, LLC
Notes to Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

10.	COMMITMENTS AND CONTINGENCIES (Continued)

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatening lawsuits that could be reasonably assessed to have resulted in a probable loss to the Company in an amount that can be reasonably estimated. As such, no accrual has been made in the financial statements relating to claims and litigations. As of December 31, 2020, there are also no proceedings in which any of the Company’s directors, officers or affiliates is an adverse party to the Company or has a material interest adverse to the Company’s interest.

12.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 4, 2021, which is the date these financial statements were issued, and has concluded that the following subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Acquisition by GH Group, Inc.

Subsequent to December 31, 2020, GH Group, Inc. (“GH Group”) completed the acquisition of 100% of the Company’s equity interests. Pursuant to the terms of the agreement, GH Group elected to convert its earlier issued convertible notes with a principal amount of $2,000,000 and accrued interest of $45,309 into equity interests of the Company, paid $400,000 in cash to four holders of the Company’s equity interests, issued 7,554,679 Class A Common shares to the holders of the Company’s equity interests; and issued an additional 500,000 Class A Common shares to the Company’s brokers and consultants.

MERCER PARK BRAND ACQUISITION CORP.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2020

(EXPRESSED IN UNITED STATES DOLLARS)

Mercer Park Brand Acquisition Corp.

Pro Forma Consolidated Financial Statements

Pro Forma Consolidated Financial Position	F-140
Pro Forma Consolidated Statement of Operations	F-141

Notes to the Pro Forma Consolidated Financial Statements	F-142 - F-151

Mercer Park Brand Acquisition Corp.

Unaudited Pro Forma Consolidated Statement of Financial Position

As of December 31, 2020

	Mercer Park BRAND	GH Group	iCann	Subtotal		Pro-Forma	Consolidated
	December 31, 2020	December 31, 2020	December 31,	December 31, 2020		Adjustments	December 31, 2020
US$	$		$2020	$	Notes	$	$
ASSETS
Current
Cash	2,095,023	4,535,251	158,928	6,789,202	5a	407,537,056	365,936,258
					5d	(118,890,000)
					5f	(16,100,000)
					5i	85,000,000
					5l	(400,000)
					5k	2,000,000
Deposit				-	5k	10,000,000	10,000,000
Accounts receivable, trade, no allowance	-	5,141,021		5,141,021			5,141,021
Income tax recoverable	1,209,852	-		1,209,852			1,209,852
Inventory	-	6,866,002	343,289	7,209,291			7,209,291
Prepaid Expenses and other assets	-	1,018,212	61,528	1,079,740			1,079,740
Notes Receivables		904,534		904,534			904,534
	3,304,875	18,465,020	563,745	22,333,640		369,147,056	391,480,696
Operating Lease Right-of-Use Assets, Net		2,532,629		2,532,629			2,532,629
Marketable securities held in a escrow account	407,537,056	-		407,537,056	5a	(407,537,056)	-
Intangible assets	-	5,279,000		5,279,000	5d	171,920,360	190,103,880
					5l	12,904,520
Property, plant and equipment	-	27,192,027	692,645	27,884,672	5d	92,420,992	120,305,664
Goodwill	-	4,815,999		4,815,999			4,815,999
Deferred tax assets	598,435	-		598,435	5c(iii)	(598,435)	-
Investments		10,701,868		10,701,868	5l	(2,045,309)	8,656,559
Other long term assets	-	554,266		554,266			554,266
Total assets	411,440,366	69,540,809	1,256,390	482,237,565		236,212,128	718,449,693

Liabilities
Current
Accounts payable and accrued liabilities	396,779	6,570,715	875,599	7,843,093	5g	6,000,000	13,843,093
Income tax payable	-	4,740,003	209,466	4,949,469			4,949,469
Debts/notes payable - current portion	-	601,188		601,188			601,188
Derivative Liabilities		7,365,000		7,365,000			7,365,000
Operating Lease Liabilities - current portion		327,329		327,329			327,329
Due to related parties	349,034	-		349,034			349,034
	745,813	19,604,235	1,085,065	21,435,113		6,000,000	27,435,113

Deferred underwriters' commission	16,100,000	-		16,100,000	5f	(16,100,000)	-
Class A restricted voting shares subject to redemption	402,500,000	-		402,500,000	5b	(402,500,000)	-
Debts payable - Non-current portion	-	19,072,858		19,072,858	5j	(18,684,492)	388,366
Operating Lease Liabilities - Non-current portion		2,318,852		2,318,852			2,318,852
Deferred Tax Liabilities		1,420,583		1,420,583			1,420,583
Other Non-Current Liabilities	-	849,358		849,358			849,358
Total liabilities	419,345,813	43,265,886	1,085,065	463,696,764		(431,284,492)	32,412,272

Additional paid-in-capital	(11,684,284)	-		(11,684,284)	5b	402,500,000	643,351,400
					5c(ii)	(390,815,716)
					5d	100,000,000
					5d	45,451,352
					5c(i)	393,996,118
					5c(ii)	26,446,248
					5i	85,000,000
					5j	(18,001,529)
					5l	(171,325)
					5l	10,630,536
Preferred Stock					5k	12,000,000	48,686,021
					5j	18,684,492
					5j	18,001,529
Retained earnings	3,778,837	-		3,778,837	5i	(3,778,837)	-
					5g	(6,000,000)	(6,000,000)
Members' equity	-	26,274,923	171,325	26,446,248	5c(ii)	(26,446,248)	-
Total Shareholders' Equity	(7,905,447)	26,274,923	171,325	18,540,801	-	667,496,620	686,037,421

Total liabilities and members' equity	411,440,366	69,540,809	1,256,390	482,237,565		236,212,128	718,449,693

Mercer Park Brand Acquisition Corp.

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2020

	Mercer Park BRAND	GH Group	iCann			Pro-Forma	Consolidated
	December 31, 2020	December 31, 2020	December 31,	Subtotal		Adjustments	December 31, 2020
US$	$		$2020	$	Notes	$	$
Revenues, net of discounts	-	48,259,601	3,607,307	51,866,908			51,866,908
Cost of goods sold	-	29,519,143	2,621,272	32,140,415			32,140,415
	-	18,740,458	986,035	19,726,493		-	19,726,493
Gross profit (loss)	-	18,740,458	986,035	19,726,493		-	19,726,493

Expenses
Transaction costs	-	-		-	5g	6,000,000	6,000,000
General and administrative	752,259	18,637,477	1,798,289	21,188,025			21,188,025
Sales and marketing	-	1,489,664	166,784	1,656,448			1,656,448
Professional Fees	-	2,040,004	71,570	2,111,574			2,111,574
Depreciation and Amortization	-	2,576,263	108,672	2,684,935			2,684,935
Foreign exchange loss (gain)	43,142	-		43,142			43,142
Total Expenses	795,401	24,743,408	2,145,315	27,684,124		6,000,000	33,684,124

Net income (loss) from operations	(795,401)	(6,002,950)	(1,159,280)	(7,957,631)		(6,000,000)	(13,957,631)

Other (income) expense
Share of (income) loss on equity investments	-	2,126,112		2,126,112			2,126,112
Interest expense	-	2,179,137	327,104	2,506,241			2,506,241
Interest income	(1,742,747)	(115,572)		(1,858,319)			(1,858,319)
Loss on Change in Fair Value of Derivative Liablities		251,663		251,663			251,663
Other expense (income)	-	(203,345)	32,566	(170,779)			(170,779)
Total other (income) expense	(1,742,747)	4,237,995	359,670	2,854,918		-	2,854,918

Income tax (recovery) expense	-	6,418,533	207,868	6,626,401			6,626,401

Net Income (loss) and comprehensive income (loss)	947,346	(16,659,479)	(1,726,818)	(17,438,951)		(6,000,000)	(23,438,951)

Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at December 31, 2020 (expressed in US$)

1)	Description of Transactions

The unaudited pro forma combined financial statements (the “Pro Forma Financial Statements”) of Mercer Park Brand Acquisition Corp. (“BRND” or the “Corporation”) reflect various adjustments to give effect to the following proposed acquisitions:

Acquisition of GH Group, Inc.

On April 8, 2021, BRND announced that it had entered into a definitive purchase agreement (the “Definitive Agreement”) with GH Group, Inc. (“GH Group” or the “Target Business”) pursuant to which, among other things, BRND shall indirectly acquire all of the equity of GH Group (collectively, the “Transaction”). The Transaction constitutes BRND’s qualifying transaction. GH Group is a vertically integrated producer and seller of adult-use and medicinal cannabis and related products in California.

The Target Business will be acquired in a stock transaction paid via a combination of newly issued subordinate voting shares and multiple voting shares (“MVS”) in BRND (the “Purchase Consideration”), the proportions of which are to be mutually agreed between the parties, with shares issued at $10.00 per share. The Purchase Consideration to be paid at closing is the value of shares equal to (i) the purchase price of $325 million, minus (ii) the amount of indebtedness of GH Group and its direct and indirect subsidiaries as of the data immediately preceding the Transaction, plus (iii) the amount of cash of GH Group and its direct and indirect subsidiaries on the date immediately preceding the Transaction, and further adjusted by (iv) the amount of working capital on the date immediately preceding the Transaction relative to the working capital target of $15 million. The total consideration to be received by GH Group and its shareholders will also include an earn-out component based on share price trading thresholds, together with the Purchase Consideration, the “Aggregate Consideration”. The Aggregate Consideration is subject to post-closing adjustments based on working capital targets, closing cash and the amount of closing indebtedness.

In addition to other closing conditions, BRND will be obligated to have a minimum of $185 million in cash at the closing of the Transaction: (i) before any cash consideration, as applicable, is payable for any additional acquisitions; (ii) after any payments due and payable for BRND’s expenses related to the closing of the Transaction, including all costs, fees, expenses and payments contingent on the closing of the Transaction; and (iii) after reduction for the aggregate amount of payments required to be made in connection with the BRND stockholder redemptions; (iv) plus the aggregate PIPE proceeds and other replacement cash proceeds; and (v)after taking into account any debt or payables on BRND’s balance sheet as of the closing of the Transaction (collectively, the “Closing Cash”).

Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at December 31, 2020 (expressed in US$)

Completed Acquisition by GH Group, Inc.

On January 1, 2021 GH Group completed an acquisition of 100% of the equity interests of iCANN, LLC dba Farmacy Berkeley (“iCANN”) a licensed retail cannabis company located in Berkeley, California (“the iCANN Acquisition”). Since the acquisition was a subsequent event as of December 31, 2020, the iCANN financial statements did not meet the criteria for consolidation with GH Group and is therefore presented on a standalone basis for purposes of the pro forma financial statements. Previously iCANN was held by GH Group under the investment method of accounting as a result of significant but non-controlling influence over iCANN. Pursuant to the terms of the merger agreement between GH Group and iCANN the following occurred: (i) GH Group elected to convert earlier issued convertible notes with principal amount of $2,000,000 and accrued interest of $45,309 into equity interests of iCANN; (ii) GH Group paid $400,000 in cash to four holders of iCANN equity interests: (iii) GH Group issued 7,554,679 Class A Common shares to holders of iCANN equity interests; and (iv) GH Group issued an additional 500,000 Class A Common shares to brokers and consultants.

Proposed Acquisitions by GH Group, Inc.

The Greenhouse

GH Group has executed an agreement with Glass Investment Project, Inc. whereby GH Group has acquired the option, subject to satisfactory completion of due diligence and other conditions, to acquire real property and a greenhouse (the “Greenhouse”) located in Southern California from CEFF Camarillo Property, LLC. The Greenhouse is currently used to grow tomatoes and cucumbers, but it is anticipated, subject to the receipt of applicable regulatory approvals, that it will be re-purposed to grow cannabis. The purchase price payable to CEFF Camarillo Property, LLC for the real property and Greenhouse will be $118.9 million. In addition, the consideration commits $40 million for capital expenditures required to further develop or repurpose the Greenhouse following closing of the acquisition. Upon closing the transaction, 10 million BRND shares will be issued for total consideration of $ 100 million to Glass Investment Projects, Inc., the previous owner of the option to purchase the real property and the Greenhouse. In addition, another $75 million payable in the form of BRND shares, can be earned by Glass Investment Projects, Inc. over a period of 12 consecutive months commencing July 1, 2023 and ending June 30, 2024, which vest based on an EBITDA and Capex derived target calculation. The Greenhouse requires two earnest money deposits in the amount of $2 million and $8 million, respectively.

Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at December 31, 2020 (expressed in US$)

US GAAP ASC 805 defines a business as an integrated set of activities and assets that is capable of being conducted and managed to provide return to investors (or other owners, members or participants) by way of dividends, lower costs or other economic benefits. The Greenhouse acquisition (the “GH Group Proposed Acquisition”) did not meet the definition of a business according to ASC 805, and were recorded as an asset acquisition. The acquirer allocates the cost of acquisition to the assets acquired and liabilities assumed based on their relative fair values at the date of acquisition, and no goodwill or bargain purchase gain is recognized.

On April 8, 2021, BRND also announced a private placement of $85 million of shares of a subsidiary (the “Private Placement Shares”) at a price of US $10 per share (the “Private Placement”). The closing of the Private Placement will occur contemporaneously with the closing of the Transaction and in connection therewith, the Private Placement Shares will be exchanged for Equity Shares. The funds from the Private Placement will be used to fund the Resulting Issuer’s growth strategy, for working capital and for general corporate purposes. The Private Placement is subject to customary conditions, including the closing of the Transaction.

2)	Basis of Presentation

The unaudited pro forma consolidated statement of financial position as at December 31, 2020 has been prepared by BRND to give effect to the GH Group Proposed Acquisition and the iCANN Acquisition, as if they had occurred on December 31, 2020. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2020 have been prepared by BRND to give effect to the acquisitions, as if they had occurred on December 31, 2019.

The Pro Forma Financial Statements were prepared using the acquisition method of accounting in accordance with US GAAP ASC 805, Business Combinations, with GH Group being the legal acquiree and accounting acquirer. As such, GH Group is treated as the continuing reporting entity. The acquirer in a business combination is the combining entity that obtains control of the other combining business or businesses. The Pro Forma Financial Statements do not purport to project the future operating results of the combined company.

Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at December 31, 2020 (expressed in US$)

All financial data in the Pro Forma Financial Statements are presented in United States Dollars, which is the presentation currency of both BRND and GH Group.

The Pro Forma Financial Statements are derived from the following:

•	The audited financial statements of BRND as at and for the year ended December 31, 2020 and the related notes;

•	The audited financial statements of iCANN as at and for the year ended December 31, 2020 and the related notes; and

•	The audited financial statements of GH Group as at and for the year ended December 31, 2020 and the related notes.

Under ASC 805, acquisition-related transaction costs (i.e., advisory, legal, valuation, other professional fees) and certain acquisition-related restructuring charges are not included as a component of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. Since GH Group is treated as the continuing reporting entity for accounting purposes, the accounting for the acquisition is not dependent upon valuations. However, the accounting for the acquisitions by GH Group is dependent upon the allocation of the acquisition cost based on the relative fair values of the assets acquired and liabilities assumed at the date of acquisition. Accordingly, the respective fair values for the acquisitions are provisional and are subject to change.

Management will finalize the purchase accounting during the measurement period defined by ASC 805, which is no later than one year from the date of the respective acquisition dates. Accordingly, certain pro forma adjustments are preliminary and have been prepared solely for the purpose of these Pro Forma Financial Statements. Differences between these provisional estimates and the final acquisition accounting may occur and these differences could have a material impact on BRND’s future financial performance. In addition, the Pro Forma Statements of Operations do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve, the costs to integrate the operations of BRND and the GH Group Proposed Acquisitions, or any costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

3)	Accounting Policies

The accounting policies used in the preparation of these unaudited Pro Forma Consolidated Financial Statements are consistent with those described in the audited financial statements of GH Group for the year ended December 31, 2020. BRND has conducted a review of the accounting policies of iCANN and the GH Group Proposed Acquisitions and has not identified any differences in accounting policies that were applied historically by these entities. Additional accounting policies related to the Target Business will be included in the BRND consolidated financial statements after acquisition on going forward basis. For purposes of these Unaudited Pro Forma Consolidated Financial Statements, certain reclassifications have been made to the historical financial statements (as described in notes 5) to conform to the classifications adopted by BRND.

Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at December 31, 2020 (expressed in US$)

4)	Accounting for Acquisitions

Completed Acquisitions by GH Group, Inc.

While the iCANN financial statements are presented on a standalone basis as of December 31, 2020, this acquisition has closed as of January 1, 2021 and is not contingent on the Transaction.

The following is a summary of the purchase price and allocation for the iCANN Acquisition:

		i.
		ICANN
		$
Cash	a)	$400,000
Convertible Note (including interest)	b)	$2,045,309
Share Capital (based on $325M valuation)	c)	$10,630,536
Total Consideration		$13,075,845

Cash		$158,928
Inventory		$343,289
Other assets and liabilities		$(1,023,537)
Property, Plant and Equipment		$692,645
Intangible Assets - License in Process		$12,904,520
Net Assets Acquired		$13,075,845

i.	The iCANN Acquisition

Pursuant to the terms of the Definitive Agreement, GH Group satisfied the purchase consideration through the following:

a)	GH Group paid $400,000 in the form of cash consideration;

b)	GH Group elected to convert earlier issued convertible notes with principal amount of $2,000,000 and accrued interest of $45,309 into equity interests of iCANN;

c)	GH Group issued 7,554,679 Class A Common shares to holders of iCANN equity interests; and GH Group issued an additional 500,000 Class A Common shares to brokers and consultants. The shares represented 3.3% of the total outstanding shares of GH Group at the time of acquisition, which were valued at the deemed valuation from the Transaction, for purposes of this estimated purchase price calculation.

Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at December 31, 2020 (expressed in US$)

Proposed Acquisition by GH Group, Inc.

The Greenhouse acquisition did not meet the definition of a business according to ASC 805, and were recorded as an asset acquisition. US GAAP ASC 805 defines a business as an integrated set of activities and assets that is capable of being conducted and managed to provide a return to investors (or other owners, members or participants) by way of dividends, lower costs or other economic benefits. The acquirer allocates the cost of acquisition to the assets acquired and liabilities assumed based on their relative fair values at the date of acquisition, and no goodwill or bargain purchase gain is recognized.

Each of the GH Group Proposed Acquisition is subject to specific terms relating to satisfaction of the purchase price by BRND and incorporates payments in cash and shares. In addition, the purchase prices may be adjusted for consideration of acquisition date working capital. No working capital adjustments have been reflected in the Pro Forma Financial Statements. ASC 805 requires that contingent consideration be estimated and recorded at the acquisition date with subsequent changes to estimates reflected in earnings. For purposes of the Unaudited Pro Forma Consolidated Financial Statements, all estimates of contingent consideration are preliminary and subject to change.

The following is a summary of the purchase price and allocation for each of the Proposed Acquisition by GH Group, Inc:

	ii.	iii.
	BRND	The Greenhouse	Total
	$	$	$
Cash		$118,890,000	$118,890,000
Share Capital	$393,996,118	$100,000,000	$493,996,118
Earn Out		$45,451,352	$45,451,352
Total Consideration	$393,996,118	$264,341,352	$682,337,470

Cash (net of Underwriters' Commission)	$409,632,079		$409,632,079
Deferred Underwriters' Commission	$(16,100,000)		$(16,100,000)
Other assets and liabilities	$464,039		$464,039
Property, Plant and Equipment		$92,420,992	$92,420,992
Intangible Assets - License in Process		$171,920,360	$171,920,360
Net Assets Acquired	$393,996,118	$264,341,352	$658,337,470

Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at December 31, 2020 (expressed in US$)

ii.            GH Group Acquisition

Pursuant to the terms of the Definitive Agreement, BRND will satisfy the purchase consideration in the form of shares for GH Group through the following:

•	GH Group purchase price is to be paid in the form of newly issued subordinate voting shares (or exchangeable shares exchangeable thereinto on a 1 for 1 basis) and multiple voting shares of BRND;

•	A portion of the GH Group purchase price is derived from an earn-out provision for additional shares based on stock price trading thresholds of the BRND

As GH Group has been determined to be the accounting acquiror, these pro forma financial statements reflect the issuance of equity instruments by GH Group to acquire the net assets of BRND.

iii.          The Greenhouse Acquisition

Pursuant to the terms of the Definitive Agreement, BRND will satisfy the purchase price of $264.3 million for The Greenhouse through the following:

•	$118.9 million is to be paid in the form of cash consideration

•	$100 million is to be paid in the form of shares of BRND pursuant to the exercise of the option

•	A portion of The Greenhouse purchase price is derived from an earn-out provision that may entitle the sellers to earn additional stock consideration, if certain milestones are achieved as it relates to EBITDA and Capex. For the purposes of this pro forma financial statement, the value of the earn out consideration has been estimated at $45.5 million.

•	The property, plant, and equipment of The Greenhouse to be acquired has been valued based on a preliminary fair value estimate. The excess of the purchase price over the value of the property, plant, and equipment has been assigned to the intangible assets representing in process cannabis licenses.

Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at December 31, 2020 (expressed in US$)

5)	Pro Forma adjustments to the Pro Forma Consolidated Financial Statements in connection with the Acquisitions of the Target Business

The following summarizes the pro forma adjustments in connection with the acquisitions of the Target Business to give effect to the acquisitions as if they had occurred on December 31, 2019:

a)	The release of $407.5 million of marketable securities held in escrow in the form of US Treasury Bills transferred to cash;

b)	40,250,000 Class A Restricted Voting Shares valued at $402,500,000 (plus interest) are transferred to equity. The number of Class A Restricted Voting Shares that will be redeemed will occur at the time of completion of the transactions and cannot be known until shortly before the time that the transactions are affected. It is assumed for illustrative purposes in this pro forma statement that no Class A Restricted Voting Shares will be redeemed.

From a sensitivity perspective:

•	If this adjustment had been presented assuming a redemption of 25% of Class A Restricted Voting Shares, then $305.63 million of restricted cash and flexible guaranteed investment certificates will be converted into cash resources and $101.87 will be used to settle the redemption of 25% of the Class A Restricted Voting Shares.

c)	deemed acquisition of BRND by GH Group:

(i)	the net assets of BRND are acquired in exchange for the deemed purchase price of $393 million described in 4(ii);

(ii)	the historical equity of BRND is eliminated and historical equity of GH Group is transferred from Members’ equity to APIC

(iii)	the deferred tax assets are eliminated;

d)	Greenhouse acquisition as described in 4(iii);

e)	reserved;

f)	Payment of the $16.1 million underwriters’ commission on the Class A voting restricted shares;

Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at December 31, 2020 (expressed in US$)

g)	To incorporate estimated transaction cost of $6 million in connection with the acquisition of the Target Business.

h)	The tax rate is expected to be approximately 21% as a result of acquisitions. However, no impact of tax other than what is reflected historically on the financial statements of the Issuer and the entities being acquired, has been shown in the Pro Forma statements;

i)	The Private Placement of $85 million of shares;

j)	Represent an estimated conversion on the convertible debt instruments, with only $388,366 of non-convertible debt remaining after the acquisition of the Target Business. The $18,684,492 of convertible debt valued at $36,686,021 results in another equity reclassification to preferred stock of $18,001,529;

k)	GH Group, Inc. is expected to close on a Preferred Stock financing for up to $12 million to pay for the $10 million Greenhouse deposit required as part of the acquisition.

l)	The iCANN Acquisition as described in 4(i).

6)   Pro Forma Earnings per Share (“Pro Forma EPS”)

The Pro Forma EPS have been adjusted to reflect the pro forma unaudited consolidated statement of operations for the year ended December 31, 2020. In addition, the number of shares used in calculating the unaudited pro forma consolidated basis and diluted earnings per share has been adjusted to reflect the estimated total number of subordinate voting shares of BRND (or exchangeable shares exchangeable thereinto on a 1 for 1 basis) that would be outstanding as of the closing of the acquisition of the Target Business.

As a result of the acquisition of the Target Business, the pro forma shares of GH Group are estimated based on expected purchase adjustments summarized below:

GH Group Purchase Adjustment	Total
$325 Million Purchase Price	325,000,000
Plus: Estimated Cash as of 12.31.20	4,535,251
Minus: Cash paid for ICANN net of cash received)	(241,072)
Minus: Remaining Debt	(989,554)
Minus: Estimated Settlement of Convertible Debt	(36,686,021)
Plus: Estimated Settlement of Options	28,591,367
Total Value	320,209,971
Total Share Value at $10 per Share	32,020,997

Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at December 31, 2020 (expressed in US$)

The following is a breakdown of the pro forma shares that will be issued and outstanding immediately following the proposed transaction with the EPS calculation as of December 31, 2020:

Year Ended
Shares Outstanding - Assuming No Redemptions	December 31, 2020
Net Loss	$(23,713,348)

	Class A	Class B	Common	Total
GH Group Shares (net of estimated purchase adjustments)			32,020,997	32,020,997
BRND Shares	40,250,000	10,198,751		50,448,751
Class B Shares convert on 100-1 basis into MVS	101,988	(10,198,751)		(10,096,763)
Acquisition of The Greenhouse			10,000,000	10,000,000
The Private Placement			8,500,000	8,500,000
Total Shares Outstanding	40,351,988	-	50,520,997	90,872,985

Loss per share - basic and diluted				$(0.25)

MERCER PARK BRAND ACQUISITION CORP.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE QUARTER ENDED MARCH 31, 2021

(EXPRESSED IN UNITED STATES DOLLARS)

Mercer Park Brand Acquisition Corp.

Unaudited Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Consolidated Financial Position	F-154
Unaudited Pro Forma Consolidated Statement of Operations	F-155

Notes to the Unaudited Pro Forma Consolidated Financial Statements	F156 - F-163

Mercer Park Brand Acquisition Corp.

Unaudited Pro Forma Consolidated Statement of Financial Position

As at March 31, 2021

	Mercer Park BRAND	GH Group	Subtotal		Pro-Forma	Consolidated
	March 31, 2021	March 31, 2021	March 31, 2021		Adjustments	March 31, 2021
US$	$	$	$	Notes	$	$
ASSETS
Current
Cash	$3,630,795	$11,610,630	$15,241,425	5a	$405,638,511	$372,889,936
				5d	(118,890,000)
				5e	(16,100,000)
				5h	85,000,000
				5j	2,000,000
Deposit	-	-	-	5j	10,000,000	10,000,000
Accounts receivable, trade, no allowance	-	3,609,591	3,609,591			3,609,591
Income tax recoverable	1,566,682	-	1,566,682			1,566,682
Inventory	-	8,830,899	8,830,899			8,830,899
Prepaid Expenses and other assets	-	3,413,299	3,413,299			3,413,299
Notes receivables	-	920,619	920,619			920,619
	5,197,477	28,385,038	33,582,515		367,648,511	401,231,026

Operating lease right-of-use assets, net	-	2,676,373	2,676,373			2,676,373
Restricted cash and marketable securities held in escrow	405,638,511	-	405,638,511	5a	(405,638,511)	-
Intangible assets	-	4,999,833	4,999,833	5d	171,920,360	176,920,193
Property, plant and equipment	-	28,186,600	28,186,600	5d	92,420,992	120,607,592
Goodwill	-	4,918,823	4,918,823			4,918,823
Deferred tax asset	354,251	-	354,251	5c(iii)	(354,251)	-
Investments	-	8,941,948	8,941,948			8,941,948
Other assets	-	431,409	431,409			431,409
Total assets	$411,190,239	$78,540,024	$489,730,263		$225,997,101	$715,727,364

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$1,405,651	$9,600,967	$11,006,618	5f	$6,000,000	$17,006,618
Income taxes payable	-	6,432,655	6,432,655			6,432,655
Debts/notes payable - current portion	-	7,866,625	7,866,625			7,866,625
Derivative liabilities	-	6,876,000	6,876,000			6,876,000
Operating lease liabilities - current portion	-	185,508	185,508			185,508
Due to related parties - current portion	438,329	4,168,155	4,606,484			4,606,484
	1,843,980	35,129,910	36,973,890		6,000,000	42,973,890

Deferred underwriters' commission	16,100,000	-	16,100,000	5e	(16,100,000)	-
Class A restricted voting shares subject to redemption	402,500,000	-	402,500,000	5b	(402,500,000)	-
Debts payable - non-current portion	-	16,512,965	16,512,965	5i	(16,124,599)	388,366
Operating lease liabilities - non-current portion	-	2,529,413	2,529,413			2,529,413
Deferred tax liabilities	-	1,362,786	1,362,786			1,362,786
Due to related parties - non-current portion	-	3,748,158	3,748,158			3,748,158
Other non-current liabilities	-	1,148,921	1,148,921			1,148,921
Total liabilities	420,443,980	60,432,153	480,876,133		(428,724,599)	52,151,534

Additional paid-in-capital	(11,684,284)	-	(11,684,284)	5b	402,500,000	620,889,809
				5c(ii)	(390,815,716)
				5d	100,000,000
				5d	45,451,352
				5c(i)	392,892,008
				5c(ii)	18,107,871
				5h	85,000,000
				5i	(20,561,422)
Preferred stock	-	-	-	5j	12,000,000	48,686,021
				5i	16,124,599
				5i	20,561,422
Retained earnings	2,430,543	-	2,430,543	5h	(2,430,543)	(6,000,000)
				5f	(6,000,000)
Shareholders' equity	-	18,107,871	18,107,871	5c(ii)	(18,107,871)	-
Total shareholders' equity	(9,253,741)	18,107,871	8,854,130		654,721,700	663,575,830
Total liabilities and shareholders' equity	$411,190,239	$78,540,024	$489,730,263		$225,997,101	$715,727,364

Mercer Park Brand Acquisition Corp.

Unaudited Pro Forma Consolidated Statement of Operations

For the Quarter Ended March 31, 2021

	Mercer Park BRAND	GH Group	Subtotal		Pro-Forma	Consolidated
	March 31, 2021	March 31, 2021	March 31, 2021		Adjustments	March 31, 2021
US$	$	$	$	Notes	$	$
Revenues, net of discounts	-	15,240,281	15,240,281			15,240,281
Cost of goods sold	-	9,798,285	9,798,285			9,798,285
Gross profit	-	5,441,996	5,441,996		-	5,441,996

Expenses
Transaction costs	-	-	-	5f	6,000,000	6,000,000
General and administrative	1,382,995	5,835,731	7,218,726			7,218,726
Sales and marketing	-	488,535	488,535			488,535
Professional Fees	-	3,352,751	3,352,751			3,352,751
Depreciation and amortization	-	724,454	724,454			724,454
Foreign exchange loss	26,199	-	26,199			26,199
Total expenses	1,409,194	10,401,471	11,810,665		6,000,000	17,810,665
Net loss from operations	(1,409,194)	(4,959,475)	(6,368,669)		(6,000,000)	(12,368,669)

Other (income) expense
Income on investments	-	(1,388)	(1,388)			(1,388)
Interest expense	-	1,010,428	1,010,428			1,010,428
Interest income	(60,900)	(16,086)	(76,986)			(76,986)
Gain on change in fair value of derivative liabilities	-	(671,000)	(671,000)			(671,000)
Loss on disposition of subsidiary	-	6,090,339	6,090,339			6,090,339
Other expense, net	-	6,024	6,024			6,024
Total other (income) expense	(60,900)	6,418,317	6,357,417		-	6,357,417

Income tax expense	-	1,776,001	1,776,001			1,776,001
Net loss and comprehensive loss	(1,348,294)	(13,153,793)	(14,502,087)		(6,000,000)	(20,502,087)

Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at and for the Quarter Ended March 31, 2021 (expressed in US$)

1)	Description of Transactions

The unaudited pro forma combined financial statements (the “Pro Forma Financial Statements”) of Mercer Park Brand Acquisition Corp. (“BRND” or the “Corporation”) reflect various adjustments to give effect to the following proposed acquisitions:

Acquisition of GH Group, Inc.

On April 8, 2021, BRND announced that it had entered into a definitive purchase agreement (the “Definitive Agreement”) with GH Group, Inc. (“GH Group” or the “Target Business”) pursuant to which, among other things, BRND shall indirectly acquire all of the equity of GH Group (collectively, the “Transaction”). The Transaction constitutes BRND’s qualifying transaction. GH Group is a vertically integrated producer and seller of adult-use and medicinal cannabis and related products in California.

The Target Business will be acquired in a stock transaction paid via a combination of newly issued subordinate voting shares and multiple voting shares (“MVS”) in BRND (the “Purchase Consideration”), the proportions of which are to be mutually agreed between the parties, with shares issued at $10.00 per share. The Purchase Consideration to be paid at closing is the value of shares equal to (i) the purchase price of $325 million, minus (ii) the amount of indebtedness of GH Group and its direct and indirect subsidiaries as of the data immediately preceding the Transaction, plus (iii) the amount of cash of GH Group and its direct and indirect subsidiaries on the date immediately preceding the Transaction, and further adjusted by (iv) the amount of working capital on the date immediately preceding the Transaction relative to the working capital target of $15 million. The total consideration to be received by GH Group and its shareholders will also include an earn-out component based on share price trading thresholds, together with the Purchase Consideration, the “Aggregate Consideration”. The Aggregate Consideration is subject to post-closing adjustments based on working capital targets, closing cash and the amount of closing indebtedness.

In addition to other closing conditions, BRND will be obligated to have a minimum of $185 million in cash at the closing of the Transaction: (i) before any cash consideration, as applicable, is payable for any additional acquisitions; (ii) after any payments due and payable for BRND’s expenses related to the closing of the Transaction, including all costs, fees, expenses and payments contingent on the closing of the Transaction; and (iii) after reduction for the aggregate amount of payments required to be made in connection with the BRND stockholder redemptions; (iv) plus the aggregate PIPE proceeds and other replacement cash proceeds; and (v) after taking into account any debt or payables on BRND’s balance sheet as of the closing of the Transaction (collectively, the “Closing Cash”).

Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at and for the Quarter Ended March 31, 2021 (expressed in US$)

Proposed Acquisition by GH Group, Inc.

The Greenhouse

GH Group has executed an agreement with Glass Investment Project, Inc. whereby GH Group has acquired the option, subject to satisfactory completion of due diligence and other conditions, to acquire real property and a greenhouse (the “Greenhouse”) located in Southern California from CEFF Camarillo Property, LLC. The Greenhouse is currently used to grow tomatoes and cucumbers, but it is anticipated, subject to the receipt of applicable regulatory approvals, that it will be re-purposed to grow cannabis. The purchase price payable to CEFF Camarillo Property, LLC for the real property and Greenhouse will be $118.9 million. In addition, the consideration commits $40 million for capital expenditures required to further develop or repurpose the Greenhouse following closing of the acquisition. Upon closing the transaction, 10 million BRND shares will be issued for total consideration of $100 million to Glass Investment Projects, Inc., the previous owner of the option to purchase the real property and the Greenhouse. In addition, another $75 million payable in the form of BRND shares, can be earned by Glass Investment Projects, Inc. over a period of 12 consecutive months commencing July 1, 2023 and ending June 30, 2024, which vest based on an EBITDA and Capex derived target calculation. The Greenhouse requires two earnest money deposits in the amount of $2 million and $8 million, respectively.

2)	Basis of Presentation

The unaudited pro forma consolidated statement of financial position as at March 31, 2021 has been prepared by BRND to give effect to the GH Group Proposed Acquisition as if they had occurred on March 31, 2021. The unaudited pro forma consolidated statement of operations for the quarter ended March 31, 2021 have been prepared by BRND to give effect to the acquisitions, as if they had occurred on March 31, 2021.

The Pro Forma Financial Statements were prepared using the acquisition method of accounting in accordance with US GAAP ASC 805, Business Combinations (”ASC 805”), with GH Group being the legal acquiree and accounting acquirer. As such, GH Group is treated as the continuing reporting entity. The acquirer in a business combination is the combining entity that obtains control of the other combining business or businesses. The Pro Forma Financial Statements do not purport to project the future operating results of the combined company.

All financial data in the Pro Forma Financial Statements are presented in United States Dollars, which is the presentation currency of both BRND and GH Group.

The Pro Forma Financial Statements are derived from the following:

•	The unaudited condensed interim financial statements of BRND as at and for the quarter ended March 31, 2021 and the related notes;

•	The unaudited condensed interim financial statements of GH Group as at and for the quarter ended March 31, 2021 and the related notes; and

Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at and for the Quarter Ended March 31, 2021 (expressed in US$)

Under ASC 805, acquisition-related transaction costs (i.e., advisory, legal, valuation, other professional fees) and certain acquisition-related restructuring charges are not included as a component of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. Since GH Group is treated as the continuing reporting entity for accounting purposes, the accounting for the acquisition is not dependent upon valuations. However, the accounting for the acquisitions by GH Group is dependent upon the allocation of the acquisition cost based on the relative fair values of the assets acquired and liabilities assumed at the date of acquisition. Accordingly, the respective fair values for the acquisitions are provisional and are subject to change.

Management will finalize the purchase accounting during the measurement period defined by ASC 805, which is no later than one year from the date of the respective acquisition dates. Accordingly, certain pro forma adjustments are preliminary and have been prepared solely for the purpose of these Pro Forma Financial Statements. Differences between these provisional estimates and the final acquisition accounting may occur and these differences could have a material impact on BRND’s future financial performance. In addition, the Pro Forma Statements of Operations do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve, the costs to integrate the operations of BRND and the GH Group Proposed Acquisitions, or any costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

3)	Accounting Policies

The accounting policies used in the preparation of these unaudited Pro Forma Consolidated Financial Statements are consistent with those described in the audited financial statements of GH Group for the year ended December 31, 2020. BRND has conducted a review of the accounting policies of the GH Group Proposed Acquisition and has not identified any differences in accounting policies that were applied historically by these entities. Additional accounting policies related to the Target Business will be included in the BRND consolidated financial statements after acquisition on going forward basis. For purposes of these Unaudited Pro Forma Consolidated Financial Statements, certain reclassifications have been made to the historical financial statements (as described in notes 4) to conform to the classifications adopted by BRND.

Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at and for the Quarter Ended March 31, 2021 (expressed in US$)

4)	Accounting for Acquisitions

Proposed Acquisitions by GH Group, Inc.

The Greenhouse acquisition did not meet the definition of a business according to ASC 805, and was recorded as an asset acquisition. US GAAP ASC 805 defines a business as an integrated set of activities and assets that is capable of being conducted and managed to provide a return to investors (or other owners, members or participants) by way of dividends, lower costs or other economic benefits. The acquirer allocates the cost of acquisition to the assets acquired and liabilities assumed based on their relative fair values at the date of acquisition, and no goodwill or bargain purchase gain is recognized.

The GH Group Proposed Acquisition is subject to specific terms relating to satisfaction of the purchase price by BRND and incorporates payments in cash and shares. In addition, the purchase prices may be adjusted for consideration of acquisition date working capital. No working capital adjustments have been reflected in the Pro Forma Financial Statements. ASC 805 requires that contingent consideration be estimated and recorded at the acquisition date with subsequent changes to estimates reflected in earnings. For purposes of the Unaudited Pro Forma Consolidated Financial Statements, all estimates of contingent consideration are preliminary and subject to change.

The following is a summary of the purchase price and allocation for each of the Proposed Acquisitions by GH Group, Inc:

	i.	ii.
	BRND	The Greenhouse	Total
US$	$	$	$
Cash	$-	$118,890,000	$118,890,000
Share capital	392,892,008	100,000,000	492,892,008
Earn out	-	45,451,352	45,451,352
Total consideration	$392,892,008	$264,341,352	$657,233,360

Cash (net of underwriters' commission)	$409,269,306	$-	$409,269,306
Deferred underwriters' commission	(16,100,000)	-	(16,100,000)
Other assets and liabilities	(277,298)	-	(277,298)
Property, plant and equipment	-	92,420,992	92,420,992
Intangible assets - license in process	-	171,920,360	171,920,360
Net assets acquired	$392,892,008	$264,341,352	$657,233,360

Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at and for the Quarter Ended March 31, 2021 (expressed in US$)

i.	GH Group Acquisition

Pursuant to the terms of the Definitive Agreement, BRND will satisfy the purchase consideration in the form of shares for GH Group through the following:

•	GH Group purchase price is to be paid in the form of newly issued subordinate voting shares (or exchangeable shares exchangeable thereinto on a 1 for 1 basis) and multiple voting shares of BRND;

•	A portion of the GH Group purchase price is derived from an earn-out provision for additional shares based on stock price trading thresholds of the BRND

As GH Group has been determined to be the accounting acquiror, these pro forma financial statements reflect the issuance of equity instruments by GH Group to acquire the net assets of BRND.

ii.	The Greenhouse Acquisition

Pursuant to the terms of the Definitive Agreement, BRND will satisfy the purchase price of $264.3 million for The Greenhouse through the following:

•	$118.9 million is to be paid in the form of cash consideration

•	$100 million is to be paid in the form of shares of BRND pursuant to the exercise of the option

•	A portion of The Greenhouse purchase price is derived from an earn-out provision that may entitle the sellers to earn additional stock consideration, if certain milestones are achieved as it relates to EBITDA and Capex. For the purposes of this pro forma financial statement, the value of the earn out consideration has been estimated at $45.5 million.

•	The property, plant, and equipment of The Greenhouse to be acquired has been valued based on a preliminary fair value estimate. The excess of the purchase price over the value of the property, plant, and equipment has been assigned to the intangible assets representing in process cannabis licenses.

Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at and for the Quarter Ended March 31, 2021 (expressed in US$)

5)	Pro Forma adjustments to the Pro Forma Consolidated Financial Statements in connection with the Acquisitions of the Target Business

The following summarizes the pro forma adjustments in connection with the acquisitions of the Target Business to give effect to the acquisitions as if they had occurred on March 31, 2021:

a)	The release of $405.6 million of marketable securities held in escrow in the form of US Treasury Bills transferred to cash;

b)	40,250,000 Class A Restricted Voting Shares valued at $402,500,000 (plus interest) are transferred to equity. The number of Class A Restricted Voting Shares that will be redeemed will occur at the time of completion of the transactions and cannot be known until shortly before the time that the transactions are affected. It is assumed for illustrative purposes in this pro forma statement that no Class A Restricted Voting Shares will be redeemed.

From a sensitivity perspective:

•	If this adjustment had been presented assuming a redemption of 25% of Class A Restricted Voting Shares, then $304.23 million of restricted cash and flexible guaranteed investment certificates will be converted into cash resources and $101.41 will be used to settle the redemption of 25% of the Class A Restricted Voting Shares.

c)	Deemed acquisition of BRND by GH Group:

(i)	the net assets of BRND are acquired in exchange for the deemed purchase price of $392.9 million described in 4(i);

(ii)	the historical equity of BRND is eliminated and historical equity of GH Group is transferred from Shareholders’ equity to APIC

(iii)	the deferred tax assets are eliminated;

d)	The Greenhouse acquisition as described in 4(ii);

e)	Payment of the $16.1 million underwriters’ commission on the Class A voting restricted shares;

f)	To incorporate estimated transaction cost of $6 million in connection with the acquisition of the Target Business.

Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at and for the Quarter Ended March 31, 2021 (expressed in US$)

g)	The tax rate is expected to be approximately 21% as a result of acquisitions. However, no impact of tax other than what is reflected historically on the financial statements of the Issuer and the entities being acquired, has been shown in the Pro Forma statements;

h)	The Private Placement of $85 million of shares;

i)	Represent an estimated conversion on the convertible debt instruments, with only $388,366 of non-convertible debt remaining after the acquisition of the Target Business. The $16,124,599 of convertible debt valued at $36,686,021 results in another equity reclassification to preferred stock of $20,561,422;

j)	GH Group, Inc. is expected to close on a Preferred Stock financing for up to $12 million to pay for the $10 million Greenhouse deposit required as part of the acquisition.

6)	Pro Forma Earnings per Share (“Pro Forma EPS”)

The Pro Forma EPS have been adjusted to reflect the pro forma unaudited consolidated statement of operations for the quarter ended March 31, 2021. In addition, the number of shares used in calculating the unaudited pro forma consolidated basis and diluted earnings per share has been adjusted to reflect the estimated total number of subordinate voting shares of BRND (or exchangeable shares exchangeable thereinto on a 1 for 1 basis) that would be outstanding as of the closing of the acquisition of the Target Business.

As a result of the acquisition of the Target Business, the pro forma shares of GH Group are estimated based on expected purchase adjustments summarized below:

GH Group Purchase Adjustment	Total
$325 Million Purchase Price	325,000,000
Plus: Estimated Cash as of 3.31.21	11,610,630
Minus: Remaining Debt	(8,254,991)
Minus: Estimated Settlement of Convertible Debt	(36,686,021)
Plus: Estimated Settlement of Options	28,591,367
Total Value	320,260,985
Total Share Value at $10 per Share	32,026,099

Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at and for the Quarter Ended March 31, 2021 (expressed in US$)

The following is a breakdown of the pro forma shares that will be issued and outstanding immediately following the proposed transactions with the EPS calculation as of March 31, 2021:

Quarter Ended
Shares Outstanding - Assuming No Redemptions	March 31, 2021
Net Loss	$20,502,087

	Class A	Class B	Common	Total
GH Group Shares (net of estimated purchase adjustments)	-	-	32,026,099	32,026,099
BRND Shares	40,250,000	10,198,751	-	50,448,751
Class B Shares convert on 100-1 basis into MVS	101,988	(10,198,751)	-	(10,096,763)
Acquisition of The Greenhouse	-	-	10,000,000	10,000,000
The Private Placement	-	-	8,500,000	8,500,000
Total Shares Outstanding	40,351,988	-	50,526,099	90,878,086

Loss per share - basic and diluted				$0.23