Form 40-F
period 2022-12-31
Glass House Brands Inc.
filed 2023-03-31
CIK 1848731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022	Commission File Number 000-56261

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2022, there were 55,653,855 Subordinate, Restricted and Limited Voting Shares and 4,754,979 Multiple Voting Shares outstanding.

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

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F (this “Annual Report”):

A.Audited Consolidated Financial Statements of Glass House Brands Inc. (the “Company”) as at and for the years ended December 31, 2022 and 2021, including the notes thereto, together with the report of the independent registered public accounting firm thereon (the “Audited Annual Financial Statements”); and

B.Management’s Discussion and Analysis of the Company for the year ended December 31, 2022 (the “2022 MD&A”).

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this Annual Report (the “Evaluation Date”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures, as a result of the material weaknesses in the Company’s internal control over financial reporting, were not effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

For management’s annual report on internal control over financial reporting, see “Disclosure Controls and Internal Control Over Financial Reporting set forth in the 2022 MD&A filed as Exhibit 99.2 to this Annual Report, incorporated herein by reference.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CODE OF BUSINESS CONDUCT AND ETHICS

The Company has adopted a code of business conduct and ethics that applies to all members of its board of directors, as well as its senior officers and other employees. A copy of the code of business conduct and ethics is posted on the Company’s Internet website at

www.glasshousebrands.com. If there are any amendments to the code of business conduct and ethics, the Company intends to provide a brief description of the amendment and a copy of the amendment via its website. No amendments to the code of business conduct and ethics were made and no waivers of the code of business conduct and ethics have been granted to any principal officer of the Company or any person performing similar functions during the year ended December 31, 2022. Information contained or otherwise accessed through the Company’s website or any other website, other than those documents filed as exhibits hereto or otherwise specifically referred to herein, does not form part of this Annual Report, and any reference to the Company’s website herein is as an inactive textual reference only.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Company by Macias Gini & O’Connell LLP for professional services rendered in each of the years ended December 31, 2022 and 2021. During these years, Macias Gini & O’Connell LLP was the Company’s only external auditor.

	Year ended	Year ended
(in US$)	December 31, 2022	December 31, 2021
Audit Fees (note 1)	$1,285,294	$1,346,799
Audit-Related Fees	—	—
Tax Fees (note 2)	47,271	—
All Other Fees	—	—
	$1,332,565	$1,346,799

Notes:

1.	The aggregate fees billed for audit services.

2.	The aggregate fees billed for tax compliance services of an acquired entity.

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

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” set forth in the 2022 MD&A filed as Exhibit 99.2 to this Annual Report, incorporated herein by reference.

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

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Annual Report.

Exhibit No.	Description
99.1	Audited Consolidated Financial Statements for the years ended December 31, 2022 and 2021
99.2	Management’s Discussion and Analysis of the Company for the year ended December 31, 2022
99.3*	Annual Information Form for the year ended December 31, 2022
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Exchange Act
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act
99.6**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and 18 U.S.C. Section 1350
99.7	Consent of Macias Gini & O’Connell LLP
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

GLASS HOUSE BRANDS INC.

Date: March 31, 2023	By:	/s/ Kyle Kazan
	Name:	Kyle Kazan
Title: Chief Executive Officer

5