Form 40-F/A
period 2022-12-31
Glass House Brands Inc.
filed 2023-04-03
CIK 1848731

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

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Annual Report on Form 40-F/A.

Exhibit No.	Description
99.1*	Audited Consolidated Financial Statements for the years ended December 31, 2022 and 2021
99.2*	Management’s Discussion and Analysis of the Company for the year ended December 31, 2022
99.3	Annual Information Form for the year ended December 31, 2022
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Exchange Act
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act
99.6**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and 18 U.S.C. Section 1350
99.7	Consent of Macias Gini & O’Connell LLP

101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Previously filed.

** This exhibit is furnished with this Annual Report on Form 40-F/A, is not deemed filed with the Commission, and is not incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No.1 to be signed on its behalf by the undersigned, thereto duly authorized.

GLASS HOUSE BRANDS INC.

Date: April 3, 2023	By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chief Executive Officer