Form 40-F/A
period 2022-12-31
Glass House Brands Inc.
filed 2024-04-02
CIK 1848731

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

Glass House Brands Inc. (the “Company”) is filing this Amendment No. 2 on Form 40-F/A (this “Form 40-F/A”) to amend and restate certain items in the Annual Report on Form 40-F for the fiscal year ended December 31, 2022, originally filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2023, as amended by the Amendment No. 1 on Form 40-F/A filed with the Commission on April 3, 2023 (as so amended, the “Original Form 40-F”). This Form 40-F/A includes amended and restated consolidated financial statements for the fiscal years ended December 31, 2022 and 2021 (the “Restatement Period”) and corresponding management’s discussion and analyses of financial condition and results of operations (collectively, the “Restated Documents”).

Subsequent to the issuance of the audited consolidated financial statements included in the Original Form 40-F as of, and for the Restatement Period, the Company discovered misclassifications and oversights which impacted the presentation of financial statements in prior periods. In particular, the Company identified certain distributor fees from consumer packaged goods sales included in cost of goods sold which should have been direct reductions to revenues, certain intercompany sales transacted through third-party distributors were presented as third-party sales, correction of purchase price allocations and impairment of goodwill for certain acquisitions recognized in the first quarter of fiscal year 2023 that have been recognized in fiscal year 2022.

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

The Company and its management advise against placing reliance on the audited consolidated financial statements and the management’s discussion and analysis of financial condition and results of operations for the Restatement Period, as presented in Exhibits 99.1 and 99.2, respectively, in the Original Form 40-F. Readers are advised to refer to Exhibits 99.1 and 99.2 in this Form 40-F/A instead.

Disclosures in the Original Form 40-F not affected by the Restated Documents are unchanged and reflect the disclosures made at the time of the Original Form 40-F. Accordingly, this Form 40-F/A should be read in conjunction with the Restated Documents and our filings with the Commission subsequent to the date on which we filed the Original Form 40-F with the Commission.

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Form 40-F/A.

Exhibit No.	Description
99.1	Amended and Restated Consolidated Financial Statements for the years ended December 31, 2022 and 2021
99.2	Amended and Restated Management’s Discussion and Analysis of financial condition and results of operations for the years ended December 31, 2022 and 2021
99.3*	Annual Information Form for the year ended December 31, 2022
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Exchange Act
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act
99.6**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and 18 U.S.C. Section 1350
99.7	Consent of Macias Gini & O’Connell LLP (PCAOB ID: 324)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*     Previously filed.

**

This exhibit is furnished with this Form 40-F/A, is not deemed filed with the Commission, and is not incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Form 40-F/A to be signed on its behalf by the undersigned, thereto duly authorized.

GLASS HOUSE BRANDS INC.

Date: April 1, 2024	By:	/s/ Kyle Kazan
	Name:	Kyle Kazan
Title: Chief Executive Officer

4