Form 40-F
period 2024-12-31
Glass House Brands Inc.
filed 2025-03-25
CIK 1848731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
[Check one]
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024	Commission File Number 000-56261
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2024, there were 69,888,086 Subordinate, Restricted and Limited Voting Shares and 4,754,979 Multiple Voting Shares outstanding.
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
The following documents have been filed as part of this Annual Report on Form 40-F (this “Annual Report”) of Glass House Brands Inc. (the “Company”):
A.Audited Consolidated Financial Statements of the Company as at and for the years ended December 31, 2024 and 2023, including the notes thereto, together with the report of the independent registered public accounting firm thereon (the “Audited Annual Financial Statements”);
B.Management’s Discussion and Analysis of the Company for the year ended December 31, 2024 (the “2024 MD&A”); and
C.Annual Information Form of the Company for the year ended December 31, 2024.
DISCLOSURE CONTROLS AND PROCEDURES
The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this Annual Report (the “Evaluation Date”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission (the “Commission”) and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and the previously disclosed material weaknesses have been remediated.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
For management’s annual report on internal control over financial reporting, see “Disclosure Controls and Internal Control Over Financial Reporting” set forth in the 2024 MD&A filed as Exhibit 99.2 to this Annual Report, incorporated herein by reference.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
In accordance with the United States Jumpstart Our Business Startup Act (the “JOBS Act”) enacted on April 5, 2012, the Company qualifies as an “emerging growth company” (an “EGC”), which entitles the Company to take advantage of certain exemptions from various reporting requirements. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in this Annual Report for so long as the Company remains an EGC, which may be for as long as five years following its initial registration in the United States. Also see “Disclosure Controls and Internal Control Over Financial Reporting” set forth in the 2024 MD&A filed as Exhibit 99.2 to this Annual Report, incorporated herein by reference.
CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING
Other than the remediation efforts described in the 2024 MD&A, during the period covered by this Annual Report, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. See “Disclosure Controls and Internal Control Over Financial Reporting” set forth in the 2024 MD&A filed as Exhibit 99.2 to this Annual Report, incorporated herein by reference.
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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
CODE OF BUSINESS CONDUCT AND ETHICS
The Company has adopted a code of business conduct and ethics that applies to all members of its board of directors, as well as its senior officers and other employees. A copy of the code of business conduct and ethics is posted on the Company’s Internet website at www.glasshousebrands.com. If there are any amendments to the code of business conduct and ethics, the Company intends to provide a brief description of the amendment and a copy of the amendment via its website. No amendments to the code of business conduct and ethics were made and no waivers of the code of business conduct and ethics have been granted to any principal officer of the Company or any person performing similar functions during the year ended December 31, 2024. Information contained or otherwise accessed through the Company’s website or any other website, other than those documents filed as exhibits hereto or otherwise specifically referred to herein, does not form part of this Annual Report, and any reference to the Company’s website herein is as an inactive textual reference only.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets out the fees billed to the Company by Macias Gini & O’Connell LLP for professional services rendered in each of the years ended December 31, 2024 and 2023. During these years, Macias Gini & O’Connell LLP was the Company’s only external auditor (in US$, in thousands).

	Year Ended December 31,
	2024	2023
Audit Fees (note 1)	$2,049	$1,337
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
	$2,049	$1,337

Notes:
1.The aggregate fees billed for audit services.
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
CONTRACTUAL OBLIGATIONS
The information provided under the heading “Contractual Obligations” set forth in the 2024 MD&A filed as Exhibit 99.2 to this Annual Report, incorporated herein by reference.
IDENTIFICATION OF THE AUDIT COMMITTEE
Not applicable.

MINE SAFETY DISCLOSURE
Not applicable.
DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A.Undertaking
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
B.Consent to Service of Process
A written consent to service of process on Form F-X has been previously filed with the Commission. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.

EXHIBIT INDEX
The following documents are being filed with the Commission as exhibits to this Annual Report.

Exhibit No.	Description
99.1	Audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024
99.3	Annual Information Form for the year ended December 31, 2024
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Exchange Act
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act
99.6**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and 18 U.S.C. Section 1350
99.7	Form 52-109F1 Certificate of Annual Filings (CEO)
99.8	Form 52-109F1 Certificate of Annual Filings (CFO)
99.9	Consent of Macias Gini & O’Connell LLP (PCAOB ID: 324)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

**This exhibit is furnished with this Annual Report, is not deemed filed with the Commission, and is not incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

GLASS HOUSE BRANDS INC.

Date: March 25, 2025	By:	/s/ Kyle Kazan
	Name:	Kyle Kazan
	Title:	Chief Executive Officer